================================================================================

                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of February 2006

                        Commission File Number: 001-15276

                       Banco Itau Holding Financeira S.A.
                       (Itau Holding Financing Bank S.A.)
                 (Translation of Registrant's Name Into English)

                    Praca Alfredo Egydio de Souza Aranha, 100
                         04344-902 Sao Paulo, SP, Brazil
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [X] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82- ___________________.

  Enclosure: Financial Statements
             December 2005

             Management Discussion and Analysis
             December 2005

================================================================================

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        Banco Itau Holding Financeira S.A.
                                        (Registrant)

Date: February 24, 2006                 By:    /s/ Alfredo Egydio Setubal
                                               ---------------------------------
                                        Name:  Alfredo Egydio Setubal
                                        Title: Investor Relations Officer

                                        By:    /s/ Silvio Aparecido de Carvalho
                                               ---------------------------------
                                        Name:  Silvio Aparecido de Carvalho
                                        Title: Executive Director

                             [GRAPHICS APPEAR HERE]

DECEMBER 2005

                [LOGO OF ITAU] BANCO ITAU HOLDING FINANCEIRA S.A.

       MANAGEMENT DISCUSSION & ANALYSIS AND COMPLETE FINANCIAL STATEMENTS

CONTENTS

Executive Summary                                                             03
Analysis of the Consolidated Performance                                      13
- Net Interest Margin                                                         15
- Results from Doubtful Loans                                                 16
- Banking Service Fees                                                        18
- Non Interest Expenses, except for ISS, PIS and COFINS                       19
- Tax Expenses - ISS, PIS and COFINS                                          21
Pro Forma Financial Statements                                                24
Financial Statements per Segments                                             26
Itaubanco - Banking                                                           28
Credit Cards - Account Holders                                                29
Insurance, Pension Plans and Capitalization                                   30
Investment Funds and Managed Portfolio                                        34
Itau BBA                                                                      35
Itaucred                                                                      36
Risk Management                                                               40
Balance Sheet by Currency                                                     44
Activities Abroad                                                             45
Ownership Structure                                                           48
Performance in the Stock Market                                               49
Report of Independent Accountants                                             50
Complete Financial Statements                                                 51

We point out that the pro forma figures relating to previous periods, presented in this report, have been recalculated, due to the change in the criteria for allocating excess provision for doubtful loans.

This quarter, we have perfected the calculation for the return on net equity
(ROE) and introduced the concept of Annualized Return on Average Net Equity, where the closing balance of net equity has been replaced by its average balance. The average quarterly balance is obtained by the arithmetic average between the balance of the last day of the current quarter and that of the previous quarter. The average balance accumulated for the year is obtained by the arithmetic average of the balances of the last day of the last five quarters ( (Dec + Mar + Jun + Sep + Dec) / 5 )

The tables in this report show the figures in millions. However, the calculations of the variations and totals used figures in units.

Future expectations arising from the reading of this analysis should take into consideration the risks and uncertainties that involve any activities and that are outside the control of the companies of the conglomerate (political and economic changes, volatility in the interest and foreign exchange rates, technological changes, inflation, financial disintermediation, competitive pressures on products and prices, and changes in the tax legislation).

EXECUTIVE SUMMARY

HIGHLIGHTS - MANAGERIAL CRITERIA

                                             R$ Million (except where indicated)

----------------------------------------------------------------------------------------------------------------------------
STATEMENTS OF INCOME                                  4TH Q./05      3RD Q./05      4TH Q./04        2005           2004
----------------------------------------------------------------------------------------------------------------------------
  Net Income                                               1,425          1,352          1,030          5,251          3,776
  Managerial Financial Margin (1)                          3,650          3,331          3,396         13,272         10,634
  Bank Service Fees                                        2,121          1,971          1,799          7,738          6,166
----------------------------------------------------------------------------------------------------------------------------
INCOME PER SHARE (R$)
----------------------------------------------------------------------------------------------------------------------------
  Consolidated Net Income per shares (2)                    1.29           1.21           0.91           4.76           3.33
  Number of Outstanding Shares - in thousands (2)      1,104,009      1,114,004      1,132,711      1,104,009      1,132,711
  Book Value per share (2)                                 14.09          13.67          12.33          14.09          12.33
  Dividends / JCP (3) (R$ Million)                           534            621            514          1,852          1,372
  Dividends / JCP (3) per shares (2)                        0.48           0.56           0.45           1.68           1.21
  Market Capitalization (4)(R$ Million)                   62,156         59,321         45,195         62,156         45,195
  Market Capitalization (4) (US$ Million)                 26,554         26,695         17,027         26,554         17,027
----------------------------------------------------------------------------------------------------------------------------
PERFORMANCE RATIO (%)
----------------------------------------------------------------------------------------------------------------------------
  ROE Annualized                                            42.5%          40.8%          33.6%          35.3%          29.2%
  ROA Annualized                                             3.9%           3.8%           3.1%           3.7%           3.0%
  Solvency Ratio (BIS Ratio)                                17.0%          17.6%          20.6%          17.0%          20.6%
  Net Interest Margin                                       14.3%          13.5%          11.0%          13.6%          12.6%
  Provision for Loan and Lease Losses/ Non
   Performing Loans                                          192%           200%           220%           192%           220%
  Efficiency Ratio                                          50.1%          50.5%          48.0%          50.3%          53.9%
----------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------
BALANCE SHEET                                      DEC 31,05               SEP 30.05               DEC 31,04
------------------------------------------------------------------------------------------------------------------
  Total Assets                                             151,241                 144,671                 130,339
  Credit Operations                             60,636                  55,573                  47,407
  Sureties, Endorsements and Guarantees          7,121      67,756       6,044      61,616       5,868      53,275
                                               -------                 -------                --------
  Securities + Interbank Accounts                           42,905                  40,444                  37,900
  Total Deposits                                            50,520                  44,488                  42,030
  Stockholder's Equity of Itau Consolidated                 15,560                  15,229                  13,971
------------------------------------------------------------------------------------------------------------------
RELEVANT DATA
------------------------------------------------------------------------------------------------------------------
  Assets Under Management                                  120,287                 112,337                  99,753
  Employees (5)                                             51,036                  49,546                  45,316
  Active Customers (Million)                                  12.5                    12.2                    11.8
  Products / Customers                                         5.1                     5.1                     5.0
  Branches (Units)                                           2,391                   2,305                   2,282
  CSBs (Units)                                                 783                     776                     791
  Automated Teller Machines (Units)                         22,023                  21,552                  21,150
------------------------------------------------------------------------------------------------------------------

(1)  Defined on page 4.
(2) A stock split was carried out in Oct/05. All prior period amounts have been adjusted for better comparability.
(3)  JCP - Interest on Own Capital. Gross amount.
(4)  Calculated on the basis of the closing quotation for preferred shares.
(5) Includes 100% of FIC - Financeira Itau CBD and does not include Credicard, which on 12/31/05 had 448 employees.

MARKET SHARE - DECEMBER 2005
-----------------------------------
Asset Management               14.4%
Automobile Finance             19.0%
CPMF Collections               14.2%
Credit Cards                   22.2%
Total Deposits (*)              7.7%
Insurance Premiums             12.7%
Private Pension Plans          10.4%
-----------------------------------

(*)  Referring to September/2005.
Sources: Bacen, Susep, Anbid, Abel, Federal Revenue and Abecs.
NB: Insurance premiums do not include health insurance.

3    Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

MANAGERIAL STATEMENT OF INCOME

We have adopted a strategy for managing the foreign exchange risk on the capital invested abroad that has the objective of not permitting exchange rate variations to impact results. In order to achieve this objective, the foreign exchange risk is neutralized and the investments are remunerated in reais (R$) by means of the use of derivative financial instruments. Our strategy for hedging also takes into consideration all the tax effects related: whether those relating to the non-taxation/deductibility of the exchange rate variation at moments of appreciation or depreciation, respectively, of the real against foreign currencies, or the tax effects arising from the derivative financial instruments used.

In the periods in which the variation in the parity between the real and the other foreign currencies is considerable, a significant impact is to be seen in various lines of the financial statements, with particular emphasis on the financial revenues and expenses.

As a result, starting from the second quarter of 2005, we began to disclose in the Managerial Analysis Report of the Operation, the Managerial Statement of Income, which highlights the impact of exchange rate variation on the capital investments abroad and the effects arising from hedging this position. The Managerial Statement of Income is obtained from a series of reclassifications made to the accounting statement of income, and the managerial financial margin includes two adjustments in relation to the accounting financial margin: (i) all the effects of the exchange rate variation on the investments abroad, which is distributed over several lines in the accounting statement of income; and (ii) the tax effects of hedging these investments, which are reflected in the accounting statement of income in the tax expenses (PIS and COFINS) and income tax and social contribution lines.

Furthermore, the managerial financial margin has been subdivided, to show the managerial financial margin of the banking operations, associated with customer business activities, the managerial financial margin of treasury, in which an opportunity cost is attributed for each transaction, and the managerial financial margin of the management of the foreign exchange risk of the investments abroad, that basically corresponds to the remuneration of the capital used for these investments at the CDI rate. Next, we show a table explaining how the managerial financial margin is determined for the management of the foreign exchange risk of the investments abroad.

Finally, it should be noted that the real depreciated 5.3% in relation to the dollar over the fourth quarter of 2005; the quotation of the dollar reached
R$ 2.3407 at the end of December 2005, compared to R$ 2.2222 at the close of the previous quarter. We also note that, in the course of the previous quarter, the opposite trend was to be seen, with the real appreciating 5.5% against the dollar (the quotation reached R$ 2.2222 in September 2005, compared to R$ 2.3504 in June).

                                                                      R$ Million

-----------------------------------------------------------------------------------------------------------------------------
                                                                          INITIAL    RESULT GROSS                  RESULT NET
                            4TH QUARTER/05                                BALANCE      OF TAXES      TAX EFFECTS     OF TAXES
-----------------------------------------------------------------------------------------------------------------------------
Capital Investments Abroad (A)                                               5,637
Exchange Variation on Investments Abroad (B)                                                  265                         265
Effect of exchange risk management of investments abroad (C)=(D)+(E)                         (158)            59         (100)
                                                                                     ------------   ------------   ----------
     Assets Position in DI (D)                                               5,637            262            (97)         165
     Liabilities Position in Foreign Currency (E)                           (8,957)          (421)           156         (265)
-----------------------------------------------------------------------------------------------------------------------------
Managerial Financial Margin of Exchange Risk of Investments
 Abroad (F) = (B) - (C)                                                                       106             59          165
-----------------------------------------------------------------------------------------------------------------------------

                                                                      R$ Million

-----------------------------------------------------------------------------------------------------------------------------
                                                                          INITIAL    RESULT GROSS                  RESULT NET
                            3RD QUARTER/05                                BALANCE      OF TAXES      TAX EFFECTS    OF TAXES
-----------------------------------------------------------------------------------------------------------------------------
Capital Investments Abroad (A)                                               5,549
Exchange Variation on Investments Abroad (B)                                                 (304)                       (304)
Effect of exchange risk management of investments abroad (C)=(D)+(E)                          766           (284)         482
                                                                                     ------------   ------------   ----------
     Assets Position in DI (D)                                               5,549            283           (105)         178
     Liabilities Position in Foreign Currency (E)                           (8,818)           483           (179)         304
-----------------------------------------------------------------------------------------------------------------------------
Managerial Financial Margin of Exchange Risk of Investments
 Abroad (F) = (B) - (C)                                                                       462           (284)         178
-----------------------------------------------------------------------------------------------------------------------------

4    Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

MANAGERIAL STATEMENT OF INCOME

CONSOLIDATED STATEMENT OF INCOME

                                                                      R$ Million

-------------------------------------------------------------------------------------------------------------------
                                                                             BANCO ITAU HOLDING
                                                                       -----------------------------
                                                                             MANAGERIAL ADJUSTS
                                                                       -----------------------------
                                                                       EXCHANGE RATE    TAX EFFECTS
                                                                        VARIATION ON   FROM HEDGE OF
                                                                        INVESTMENTS     INVESTMENTS
                   4TH QUARTER /05                       ACCOUNTING        ABROAD          ABROAD       MANAGERIAL
-------------------------------------------------------------------------------------------------------------------
Managerial Financial Margin                                    3,611             (19)             59          3,650
  o  Banking Operations                                        3,351               -               -          3,351
  o  Treasury                                                    134               -               -            134
  o  Management of Foreign Exchange Risk from
     Investments Abroad - net of tax effects                     125             (19)             59            165

Result from Loan Losses                                         (974)              3               -           (971)
  Provision for Loan and Lease Losses                         (1,220)              3               -         (1,217)
  Credits Recoveries and Renegotiated                            246               -               -            246

Net Income from Financial Operations                           2,637             (17)             59          2,679

Other Operating Income / (Expenses)                             (696)            (12)             (7)          (715)
  Banking Service Fees                                         2,121               -               -          2,121
  Result from Operations of Insurance, Capitalization
   and Pension Plans                                             218               -               -            218
  Non-Interest Expenses                                       (2,912)              3               -         (2,909)
  Tax Expenses for ISS, PIS and COFINS                          (435)              -              (7)          (442)
  Equity in the Earnings of Associated Companies                  55             (18)              -             38
  Other Operating Income                                         256               3               -            260

Operating Income                                               1,941             (28)             51          1,964

Non-Operating Income                                              10              (0)              -             10

Income before Tax                                              1,951             (28)             51          1,974
Income Tax and Social Contribution                              (339)              2             (51)          (388)
Extraordinary Results                                              -               -               -              -
Profit Sharing                                                  (144)              -               -           (144)
Minority Interests                                               (43)             26               -            (17)

  Net Income                                                   1,425               -               -          1,425
-------------------------------------------------------------------------------------------------------------------

Reconciliation of the Managerial Financial Margin of the Management of the Foreign Exchange Risk of the Investments Abroad (table on the previous page); R$ 125 million - R$ 19 million = R$ 106 million.

                                                                      R$ Million

-------------------------------------------------------------------------------------------------------------------
                                                                             BANCO ITAU HOLDING
                                                                       -----------------------------
                                                                             MANAGERIAL ADJUSTS
                                                                       -----------------------------
                                                                       EXCHANGE RATE    TAX EFFECTS
                                                                        VARIATION ON   FROM HEDGE OF
                                                                        INVESTMENTS     INVESTMENTS
                   3RD QUARTER/05                        ACCOUNTING        ABROAD          ABROAD       MANAGERIAL
-------------------------------------------------------------------------------------------------------------------
Managerial Financial Margin                                    3,579              35            (284)         3,331
  o  Banking Operations                                        3,104               -               -          3,104
  o  Treasury                                                     48               -               -             48
  o  Management of Foreign Exchange Risk from
     Investments Abroad - net of tax effects                     427              35            (284)           178

Result from Loan Losses                                         (779)             (4)              -           (784)
  Provision for Loan and Lease Losses                         (1,070)             (4)              -         (1,074)
  Credits Recoveries and Renegotiated                            291               -               -            291

Net Income from Financial Operations                           2,800              31            (284)         2,547

Other Operating Income / (Expenses)                             (819)             21              36           (763)
  Banking Service Fees                                         1,971               -               -          1,971
  Result from Operations of Insurance, Capitalization
   and Pension Plans                                             183               -               -            183
  Non-Interest Expenses                                       (2,595)            (11)              -         (2,606)
  Tax Expenses for ISS, PIS and COFINS                          (408)              -              36           (372)
  Equity in the Earnings of Associated Companies                 (15)             32               -             17
  Other Operating Income                                          44               1               -             45

Operating Income                                               1,981              52            (248)         1,784

Non-Operating Income                                               4               1               -              5
Income before Tax                                              1,985              52            (248)         1,789
Income Tax and Social Contribution                              (541)             (4)            248            297
Extraordinary Results                                              -               -               -              -
Profit Sharing                                                  (112)              -               -           (112)
Minority Interests                                                20             (48)              -            (29)

  Net Income                                                   1,352               -               -          1,352
-------------------------------------------------------------------------------------------------------------------

Reconciliation of the Managerial Financial Margin of the Management of the Foreign Exchange Risk of the Investments Abroad (table on the previous page); R$ 427 million + R$ 35 million = R$ 462 million.

5    Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

EXECUTIVE SUMMARY

FOURTH QUARTER OF 2005

NET INCOME AND RETURN ON AVERAGE EQUITY

                              [CHART APPEARS HERE]

                              [CHART APPEARS HERE]

(*)  Endosements and sureties included

We achieved a consolidated net income of R$ 1,425 million in the fourth quarter of 2005, which corresponds to a 5.4% increase in relation to the result of the previous quarter. The balance of equity, disregarding the portion of minority interests, amounted to R$ 15,560 million at the close of 2005. The annualized return on average equity (ROE) reached the noteworthy rate of 42.5% p.a. in the quarter. Once again, the expansion of the loan portfolio, together with the change in its mix, made a decisive contribution to our quarterly performance surpassing the results of the previous period. The growing contribution from loan transactions is reflected in the increase to be seen in the managerial financial margin of the banking operations and of the service fees associated with the granting of credit, net of the credit risk and of the PIS and COFINS tax expenses, which added up to R$ 3,240 million in the period, increasing 9.5% in relation to the previous quarter.

CREDIT OPERATIONS (*)

LOAN PORTFOLIO

                                                                      R$ Million

---------------------------------------------------------------------------------------------------------
                                                                                     VARIATION (%)
---------------------------------------------------------------------------------------------------------
                                           31-DEC-05   30-SEP-05   31-DEC-04   DEC05-SEP05    DEC05-DEC04
---------------------------------------------------------------------------------------------------------
Individuals (A)                               28,691      25,593      18,272          12.1%          57.0%
     Credit Card                               7,216       5,926       5,150          21.8%          40.1%
     Personal Loans                           10,320      10,211       6,926           1.1%          49.0%
     Vehicles                                 11,155       9,456       6,196          18.0%          80.1%

Small businesses and middle market (B)        12,784      11,494       9,718          11.2%          31.6%

Directed loans (C)                             4,541       4,278       4,523           6.2%           0.4%

Sub-Total (A) + (B) + (C)                     46,016      41,365      32,513          11.2%          41.5%

Corporate                                     21,740      20,251      20,763           7.4%           4.7%
---------------------------------------------------------------------------------------------------------
Total                                         67,756      61,616      53,275          10.0%          27.2%
---------------------------------------------------------------------------------------------------------

In the fourth quarter of 2005, our loan and financing transactions, including endorsements and guarantees, amounted to R$ 67,756 million, or 10.0% growth in the period. The increase in the volume of credit transactions was driven by a series of specific actions, notably in the consumer and automobile finance segment, coupled with a significant increase in the demand for credit from individual customers.

The portfolio catering to these customers grew 12.1% in the quarter to R$ 28,691 million. The highlights were the vehicle finance and leasing transactions, with an increase of R$ 1,699 million in the period, and the credit card transactions, with an increase of R$ 1,290 million in the quarter.

The loan portfolio for business customers increased 8.8% to R$ 34,524 million. Transactions with micro, small and medium businesses showed growth of 11.2% in relation to September 2005, adding up to R$ 12,784 million. Loans to large companies, in turn, totaled R$ 21,740 million, increasing 7.4% in the period.

Ultimately, directed loans recorded growth of R$ 263 million in the quarter, adding up to R$ 4,541 million.

MANAGERIAL FINANCIAL MARGIN

                              [CHART APPEARS HERE]

(*)  Endosements and sureties included

Our managerial financial margin amounted to R$ 3,650 million in the fourth quarter of 2005, growing R$ 320 million in relation to the previous quarter. Both the increase in the volume of credit granted and its mix alteration were the main factors responsible for the R$ 247 million variation in the financial margin of the banking operations to be seen in the quarter. With regard to the financial margin of treasury, one can observe an increase of R$ 86 million in the quarter, driven by the strategies adopted in the debt, foreign exchange and sovereign debt markets. The financial margin of the management of the foreign exchange risk of the investments abroad decreased R$ 13 million, due to the fall in the CDI rate occurring between the periods.

6    Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

EXECUTIVE SUMMARY

FOURTH QUARTER OF 2005

NPL RATIO(*) - INDIVIDUALS X BUSINESSES (%)

                              [CHART APPEARS HERE]

(*)  Nonperforming Loans: Loans overdue for more than 60 days.

The increase in the volume and the alteration in the mix of the loan and financing portfolio, with funds being invested in transactions capable of bringing greater financial margins to the results, has the natural consequence of increasing our level of credit risk, calling for higher expenses on provisions for doubtful loans. Furthermore, we have reinforced the balance of the provision in excess of the minimum required by the banking authorities, which has the objective of absorving any possible increases in the level of nonperformance occasioned by a reversal in the economic cycle. Accordingly, in the fourth quarter of 2005, we expanded by R$ 170 million the balance of the excess provision, which totaled R$ 1,370 million at the close of the year. The assumption of greater risks was responsible for a 0.2 percentage points increase in our level of nonperforming loans, which closed the quarter reaching a rate of 3.5%. This growth is in line with our defined strategy, the one that has been applied consistently over the last few quarters.

BANK SERVICE FEES

                              [CHART APPEARS HERE]

Our banking service fees added up to R$ 2,121 million in the fourth quarter of 2005, with a R$ 150 million increase in relation to the previous quarter. To be highlighted are the increases associated with credit transactions, such as R$ 69 million with credit cards and R$ 48 million with vehicle finance, leasing and personal loans. Furthermore we had an increase of R$ 24 million in current account services driven by not only the seasonal increase in economic activity but also the emphasis that Itau BBA has been giving to the provision of services.

NON INTEREST EXPENSES

                              [CHART APPEARS HERE]

In the fourth quarter of 2005, non-interest expenses amounted to R$ 2,909 million, an increase of R$ 303 million in relation to the previous quarter. The structuring and operation of the businesses combined with our recent strategic ventures constituted the main element responsible for the increase in expenses in the period. Besides, our organic growth has been altering the level of non-interest expenses. However, even considering this rise in expenses, the efficiency ratio has shown a positive change in relation to the previous quarter. This has happened because we have kept up our efforts to achieve productivity gains through the review of processes and rationalization of costs.

EFFICIENCY RATIO (%)

                              [CHART APPEARS HERE]

(*)  The efficiency ratio calculation criteria are detailed on page 20.

Therefore, the maintenance of the policy of working hard on controlling costs was a determinant factor for the efficiency ratio, calculated from the management statement of income, to reach 50.1% in the fourth quarter of 2005, an improvement of 0.4 percentage point in relation to the ratio achieved in the previous quarter.

UNREALIZED RESULT

                              [CHART APPEARS HERE]

The unrealized profit / (loss) in the results totaled R$ 1,934 million at December 31, 2005, showing a reduction of R$ 132 million in relation to the previous quarter. This decrease is basically linked to the reversal of R$ 30 million of additional provision for securities, due to the reduction in the risk of an event of high volatility scenarios, to the alteration in the market value of subordinated debt, and to the fall in the market value of credit transactions, leasing and other credits. Furthermore, we reinforced in R$ 170 million the provision in excess of the minimum required to cover doubtful loans, as previously mentioned. We note that this excess provision is not taken into consideration in determining the unrealized profit / (loss).

7    Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

EXECUTIVE SUMMARY

CONSOLIDATED BALANCE SHEET

                                                                      R$ Million

---------------------------------------------------------------------------------------------------------------------------
                                                                                                         VARIATION
---------------------------------------------------------------------------------------------------------------------------
ASSETS                                                    31-DEC-05    30-SEP-05    31-DEC-04    DEC05-SEP05    DEC05-DEC04
---------------------------------------------------------------------------------------------------------------------------
Current and Long Term Assets                                148,367      141,873      127,220          6,493         21,147
     Cash And Cash Equivalents                                2,085        2,053        1,930             32            154
     Short-term Interbank Deposits                           22,877       23,176       19,747           (299)         3,130
     Securities and Derivative Financial Instruments         33,128       30,830       29,176          2,299          3,953
     Interbank and Interbranch Accounts                      13,707       12,006       10,878          1,701          2,829
     Loans, Leasing Operations and Other Credits             60,636       55,573       47,407          5,063         13,229
     (Allowance for Loan Losses)                             (4,107)      (3,656)      (3,054)          (451)        (1,054)
     Other Assets                                            20,042       21,892       21,135         (1,851)        (1,094)
         Foreign Exchange Portfolio                           6,514        8,471        9,159         (1,957)        (2,645)
         Others                                              13,528       13,421       11,976            107          1,552

Permanent Assets                                              2,875        2,798        3,119             77           (244)
     Investments                                                749          727          920             22           (171)
     Fixed Assets                                             1,854        1,850        1,965              3           (111)
     Deferred Changes                                           272          220          234             51             38
---------------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                                151,241      144,671      130,339          6,570         20,903
---------------------------------------------------------------------------------------------------------------------------

                                                                      R$ Million

---------------------------------------------------------------------------------------------------------------------------
                                                                                                         VARIATION
---------------------------------------------------------------------------------------------------------------------------
LIABILITIES                                               31-DEC-05    30-SEP-05    31-DEC-04    DEC05-SEP05    DEC05-DEC04
---------------------------------------------------------------------------------------------------------------------------
Current and Long Term Liabilities                           134,487      128,337      115,127          6,150         19,360
     Deposits                                                50,520       44,488       42,030          6,032          8,490
         Demand Deposits                                     12,689       10,274       11,156          2,416          1,533
         Saving Account                                      19,783       18,564       19,197          1,219            585
         Interbank Deposits                                     646          938          647           (293)            (2)
         Time Deposits                                       17,402       14,712       11,029          2,690          6,373
     Deposits Received under Securities Repurchase
      Agreements                                             22,031       20,433       16,098          1,598          5,932
     Funds from Acceptances and Issue of Securities           4,961        4,753        3,431            208          1,530
     Interbank and Interbranch Accounts                       1,043        3,030        1,078         (1,988)           (35)
     Borrowings and On-lendings                               9,156        8,590       10,518            566         (1,362)
     Derivative Financial Instruments                         2,436        1,884        1,173            552          1,263
     Technical Provisions for Insurance, Pension
      Plans and Cap.                                         14,640       13,486       11,023          1,154          3,616
     Other Liabilities                                       29,701       31,673       29,775         (1,972)           (74)
         Foreign Exchange Portfolio                           6,634        8,831        9,405         (2,197)        (2,771)
         Subordinated Debt                                    4,584        4,449        4,765            136           (181)
         Others                                              18,482       18,393       15,605             90          2,878
Deferred Income                                                  71           60           47             11             24
Minority interest in subsidiaries                             1,124        1,045        1,193             79            (70)
Stockholder's Equity                                         15,560       15,229       13,971            330          1,589
---------------------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES                                           151,241      144,671      130,339          6,570         20,903
===========================================================================================================================
Deposits                                                     50,520       44,488       42,030          6,032          8,490
Assets under Management                                     120,287      112,337       99,753          7,950         20,533
Total Deposits + Assets Under Management                    170,807      156,825      141,783         13,982         29,023
---------------------------------------------------------------------------------------------------------------------------

8    Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

EXECUTIVE SUMMARY

CONSOLIDATED STATEMENT OF INCOME

                                                                      R$ Million

---------------------------------------------------------------------------------------------------------------------------------
                                                                                                                VARIATION
---------------------------------------------------------------------------------------------------------------------------------
                                                                                                          4TH Q./05-
                                                          4TH Q./05   3RD Q./05      2005        2004      3RD Q.05     2005-2004
---------------------------------------------------------------------------------------------------------------------------------
Managerial Financial Margin                                   3,650       3,331      13,272      10,634          320        2,638
   o  Banking Operations                                      3,351       3,104      12,017       9,231          247        2,786
   o  Treasury                                                  134          49         599         844           86         (246)
   o  Management of Foreign Exchange Risk from
   Investments Abroad - net of tax effects                      165         178         656         559          (13)          96

Result from Loan Losses                                        (971)       (784)     (2,840)       (935)        (188)      (1,904)
   Provision for Loan and Lease Losses                       (1,217)     (1,074)     (3,729)     (1,589)        (143)      (2,139)
   Credits Recoveries and Renegociated                          246         291         889         654          (45)         235

Net Income from Financial Operations                          2,679       2,547      10,432       9,699          132          733

Other Operating Income (Expenses)                              (715)       (763)     (2,776)     (2,836)          47           60
   Banking Service Fees                                       2,121       1,971       7,738       6,166          150        1,572
   Result from Operations of Insurance, Cap. and
    Pension                                                     218         183         798         781           35           17
   Non-Interest Expenses, excluding ISS, PIS and COFINS      (2,909)     (2,606)    (10,459)     (9,034)        (303)      (1,425)
   Tax Expenses for ISS, PIS and COFINS                        (442)       (372)     (1,509)     (1,114)         (70)        (396)
   Equity in the Earnings of Associated Companies                38          17         169          85           21           84
   Other Operating Income                                       260          45         487         280          215          207

Operating Income                                              1,964       1,784       7,656       6,863          179          793

   Non-operating Income                                          10           5          20          29            6           (9)

Income before Income Tax and Social Contribution              1,974       1,789       7,676       6,892          185          784

Income Tax and Social Contribution                             (388)       (297)     (1,613)     (1,600)         (91)         (13)
Extraordinary Results                                             0           0        (192)     (1,094)           0          903
Profit Sharing                                                 (144)       (112)       (481)       (358)         (32)        (123)
Minority Interests                                              (17)        (28)       (138)        (64)          11          (74)
---------------------------------------------------------------------------------------------------------------------------------
Net Income                                                    1,425       1,352       5,251       3,776           73        1,476
=================================================================================================================================
   Number of shares outstanding (1) (in thousands)        1,104,009   1,114,004   1,104,009   1,132,711       (9,995)     (28,701)
   Book value per share - (R$) (1)                            14.09       13.67       14.09       12.33         0.42         1.76
   Net income per share - (R$) (1)                             1.29        1.21        4.76        3.33         0.08         1.42
---------------------------------------------------------------------------------------------------------------------------------

(1) A stock split was carried out in Oct/05 . All prior period amounts have been adjusted for better comparability.

9    Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

EXECUTIVE SUMMARY - FOURTH QUARTER OF 2005

INCOME BY SEGMENT
ITAUBANCO

The net income of the Itaubanco segment added up to R$ 888 million in the fourth quarter of 2005, a 13.1% increase in relation to the previous quarter. The managerial financial margin amounted to R$ 2,135 million, which is equivalent to a 0.5% increase over the managerial financial margin of the third quarter. The growth of the credit transactions aimed at consumer finance expanded the managerial financial margin of the banking operations by R$ 88 million. Offsetting by this increase was a R$ 71 million reduction in treasury results, basically because of the lower income from interest rate derivatives transacted in Brazil. The expense associated with credit risk showed a R$ 93 million increase in the quarter, arising, in part, from the R$ 45 million increase in the balance of the provision in excess of the minimum required by the banking authorities, as well as from the growth of the loan portfolio and the increase in overdue loans. However, this increase in expenses was partially offset by a R$ 79 million increase in the recovery of loans written off as a loss, as a result of a campaign carried out in December. Banking service fees grew R$ 88 million in the quarter, due to an increase in the volume of credit transactions, and to the increase in the customer base. Non-interest expenses grew 6.4% in the period, suffering the impact of the seasonal increase in the level of operational activities which characterizes the last few months of the year, as well as of the investments made in the expansion of the branch and cash terminal network. Finally, the 'Others' item shows the positive impact caused by the recognition of the revenue connected with the termination of the partnership contract between us and America Online Latin America Inc. (AOLA).

BANCO ITAU BBA

In the fourth quarter, the managerial financial margin of the Itau BBA segment amounted to R$ 554 million, reflecting a 63.0% increase in relation to the previous quarter. The financial margin of the banking operations totaled R$ 304 million, a 26.0% increase in relation to the previous quarter, due to an increase in the volume of the loan portfolio, with the same levels of the spreads. With regard to treasury operations, the net income of R$ 206 million in the fourth quarter reflects the results arising from the strategies for the Brazilian local debt and foreign exchange markets and for the international sovereign debt market. The result from doubtful loans showed a R$ 127 million reversal of provision in the fourth quarter, related to the recovery of loans granted to the telecommunications sector. Banking service fees totaled R$ 108 million, an 8.5% increase in relation to the previous quarter, due mainly to the better results from cash management and investment banking services. Non-interest expenses totaled R$ 234 million, a 66.9% increase in relation to third quarter. Frequently, we reasses the profile and potential of the customers of our segments.

As a result of this reassessment, we reallocate customers to the most suitable segment and managerially determine the results of this transfer among the segments. In the case of the Itau BBA segment, the managerial effect of this reallocation was an expense of R$ 74 million, classified in non-interest expenses, which basically explains the increase to be seen in this item, in relation to the previous quarter. Itau BBA's pro forma net income amounted to R$ 379 million in the fourth quarter, an increase of 32.2% in relation to the previous quarter.

ITAUCRED

In 2005, credit granted for vehicle financing and leasing added up to R$ 11,512 million, an increase of 83.5% in relation to 2004. Our Itaucred segment has been showing growth far higher than the market average, thanks to the use of commercial tools that came from the operations incorporated in 2003 and 2004, coupled with our own technology. Therefore, the managerial financial margin grew R$ 97 million from one quarter to the next, driven by the growing volume of loan transactions and by the development of products capable of generating larger financial margins. The credit strategies contributed to the R$ 308 million in expenses with loan losses, an increase of 51.3% when compared to the previous quarter, we saw an expansion of R$ 106 million in the balance of excess provision for doubtful loans. The increase in loan and financing transactions was also the main factor responsible for the positive impact of R$ 54 million in banking service fees. The expansion of the network of outlets and the growing use of operational resources meant that non-interest expenses grew R$ 58 million between quarters. Finally, the increase in the volume of transactions resulted in the expansion of expenses for ISS, PIS and COFINS taxes, partly accounting for the R$ 30 million variation to be seen under the heading of 'Others'.

--------------------------------------------------------------------------------

CORPORATION

The results of the Corporation are basically derived from the financial results connected with the investment of our excess capital, as well as from the occasional occurrence of extraordinary items in the results. Accordingly, the net income of the corporation in the fourth quarter of 2005 amounted to R$ 66 million.

10   Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

EXECUTIVE SUMMARY

FOURTH QUARTER OF 2005

The pro forma financial statements of our Itaubanco, Itau BBA, Itaucred and Corporation segments, as follow, are based on managerial information and reflect more accurately the performance of our various business units. Between the fourth and third quarters of 2005, the following variations in the income statements of the segments were to be seen:

PRO FORMA STATEMENT OF INCOME PER SEGMENT

                                                                      R$ Million

-----------------------------------------------------------------------------------------
                                         4TH Q./05    3RD Q./05    VARIATION    4TH Q./04
-----------------------------------------------------------------------------------------
               ITAUBANCO
-----------------------------------------------------------------------------------------
    Managerial Financial Margin              2,135        2,124           11        2,487
    Result from Loan Losses                   (671)        (657)         (14)        (259)
    Banking Service Fees                     1,741        1,653           88        1,627
    Non-Interest Expenses(1)                (2,120)      (1,992)        (128)      (2,082)
    Income Tax and Social Contribution        (281)        (191)         (90)        (425)
    Other(2)                                    84         (152)         236          (17)
-----------------------------------------------------------------------------------------
Net Income of Itaubanco (A)                    888          785          103        1,331
-----------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------
               ITAU BBA
-----------------------------------------------------------------------------------------
    Managerial Financial Margin                554          340          214          379
    Result from Loan Losses                    127           77           50           27
    Banking Service Fees                       108          100            8           84
    Non-Interest Expenses(1)                  (234)        (141)         (94)        (189)
    Income Tax and Social Contribution        (119)         (50)         (69)         (70)
    Other(2)                                   (56)         (39)         (17)          10
-----------------------------------------------------------------------------------------
Net Income of Itau BBA(B)                      379          287           92          242
-----------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------
               ITAUCRED
-----------------------------------------------------------------------------------------
    Managerial Financial Margin                732          635           97          338
    Result from Loan Losses                   (308)        (203)        (104)         (42)
    Banking Service Fees                       276          221           54           89
    Non-Interest Expenses(1)                  (517)        (459)         (58)        (216)
    Income Tax and Social Contribution         (23)         (36)          13          (39)
    Other(2)                                   (68)         (38)         (30)         (25)
-----------------------------------------------------------------------------------------
Net Income of Itaucred(C)                       92          120          (28)         106
-----------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------
              CORPORATION
-----------------------------------------------------------------------------------------
    Managerial Financial Margin                230          232           (2)         193
    Banking Service Fees                        (4)          (3)          (1)          (1)
    Non-Interest Expenses(1)                   (37)         (14)         (23)          (5)
    Income Tax and Social Contribution          34          (21)          55           (7)
    Extraordinary Result                         -            -            -         (794)
    Other(3)                                  (156)         (34)        (122)         (34)
-----------------------------------------------------------------------------------------
Net Income of Corporation (D)                   66          160          (94)        (648)

-----------------------------------------------------------------------------------------
NET INCOME of ITAU (A)+(B)+(C)+(D)           1,425        1,352           73        1,030
-----------------------------------------------------------------------------------------

(1) Includes Personnel Expenses, Other Administrative Expenses, Tax Expenses - CPMF and Other Taxes, and Other Operating Expenses.
(2) Includes the Income from Insurance, Pension Plan and Capitalization Operations, Tax Expenses - ISS, PIS and COFINS, Other Operating Revenues, Non-Operating Income and Profit Sharing.
(3) Includes Result from Doubtful Accounts, Tax Expenses - ISS, PIS and COFINS, Equity in the Earnings of Associated Companies, Other Operating Revenues, Non-Operating Income, Profit Sharing and Minority Interests in Subsidiary Companies.

11   Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

                             [GRAPHIC APPEARS HERE]

[LOGO OF BANCO ITAU]   BANCO ITAU HOLDING FINANCEIRA S.A.

                    ANALYSIS OF THE CONSOLIDATED PERFORMANCE

ANALYSIS OF THE CONSOLIDATED NET INCOME

FOREIGN EXCHANGE AND INTEREST

The fourth quarter of 2005 was marked by the movement of a gradual reduction of the basic interest rate (Selic) by the Central Bank. Accordingly, the basic rate went down from 19.5% p.a. in September 2005 to 18.0% p.a. on December 31, 2005.

The activities of the Central Bank in the foreign exchange market ended up reversing the tendency for the real to appreciate against the US dollar over the last few quarters. Accordingly, at the end of the fourth quarter, the dollar was quoted at R$ 2.3407, whereas on September 30, 2005, the quotation was R$ 2.2222, which corresponds to a 5.3% variation in the quarter.

Country risk (EMBI) came to 305 basis points at the end of the quarter, an 11.3% decrease when compared with the level reached in the previous quarter. This variation evidences the significant improvement taking place in the perception of risk over the quarter.

MACROECONOMIC INDICES

--------------------------------------------------------------------------------------------
                                   4TH Q./05   3RD Q./05   4TH Q./04      2005       2004
--------------------------------------------------------------------------------------------
EMBI Brazil                              305         344         383         305         383
CDI                                      4.3%        4.7%        4.0%       19.0%       16.2%
Exchange Rate                            5.3%       -5.5%       -7.1%      -11.8%       -8.1%
Exchange Rate (Quotation in R$)       2.3407      2.2222      2.6544      2.3407      2.6544
IGPM                                     1.0%       -1.5%        2.0%        1.2%       12.4%
Savings (TR + 6% p.a.)                   2.1%        2.4%        2.0%        9.2%        8.1%
--------------------------------------------------------------------------------------------

NET INCOME IN THE FOURTH QUARTER OF 2005

We achieved consolidated net income of R$ 1,425 million in the fourth quarter of 2005. This result is equivalent to a 5.4% increase over the net income achieved in the previous quarter and corresponds to an annualized return on average equity of 42.5%. It is important to point out that for the fourteenth consecutive quarter the annualized return on average equity has remained above the rate of 30%.

The balance of equity, disregarding the portion of the minority interests, totaled R$ 15,560 million at December 31, 2005, growing 2.2% in relation to the previous quarter. Our total balance of assets added up to R$ 151,241 million, growing 4.5% in comparison with the previous quarter. The return on total average assets (ROA) reached the level of 3.9% p.a. at the end of the year.

Our solvency ratio (Basel) reached the rate of 17% in December 2005, showing a reduction of 0.6 percentage points in relation to the third quarter of the year. This fall is basically associated with changes in weighted assets - linked, in turn, to the growth of the loan portfolio - as well as with the distribution of interest on own capital and the acquisition of the Bank's own shares for treasury.

In the fourth quarter of 2005, the advance of business connected with consumer finance, credit card transactions, and loans to micro and small businesses continued to cause a major impact on our performance, generating an important contribution to results. At the end of the period, loan assets corresponded to 40.1% of the total of the Bank's assets, compared to 38.4% share in the previous quarter, which evidences a remarkable alteration in the asset mix that the Bank has been going through in the last few quarters.

The total balance of the credit portfolio, including endorsements and guarantees, enjoyed a solid growth of 10.0% in the period, adding up to R$ 67,756 million at December 31, 2005.

Our transactions aimed at individual customers once again stood out, with a 12.1% rise in the balance of loans, to a total of R$ 28,691 million.

Driven by the seasonal increase in commercial business that characterizes the last quarter of the year, the balance of credit card transactions grew 21.8% in the quarter, reaching R$ 7,216 million. It was, however, the automobile finance portfolio that showed the greatest absolute growth in the period, reaching R$ 11,155 million at the end of the quarter, which corresponds to an increase of R$ 1,699 million in relation to the balance of the previous quarter. On the other hand, the personal credit portfolio came to R$ 10,320 million, suffering the impact of the settlement of transactions (particularly loans in current account), associated mainly with the receipt of the thirteenth month salary, together with the application of greater selectivity in granting credit. This meant that the increase was limited to 1.1%, in relation to the balance of the previous quarter.

The balance of our portfolio of loans to businesses showed an increase of 8.8% in the quarter, adding up to R$ 34,524 million. The volume of credit granted to micro, small and medium business customers increased 11.2% in the period, to reach R$ 12,784 million. Likewise, loan transactions with large companies grew 7.4% in the quarter, totaling R$ 21,740 million. This increase is partly associated with the exchange rate variation occurring in the period. Even though, the local currency loans to large companies showed a significant increase, reaching R$ 13,820 million, compared to a balance of R$ 13,070 million in the previous quarter.

COMPOSITION OF CREDIT PORTFOLIO

                              [CHART APPEARS HERE]

13   Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

ANALYSIS OF THE CONSOLIDATED NET INCOME

The strong expansion in loan transactions and financings has introduced a significant alteration in our sources of revenue, bringing an important contribution to the financial margin and to banking service fees. The net effects of the strategy for granting credit can be observed in the table below, in which we show the adjusted banking profit, made up of the managerial financial margin of banking transactions and of the banking service fees generated by the credit and credit card transactions, net of PIS and COFINS tax expenses and the adjusted result of doubtful loans.

In the fourth quarter of 2005, the adjusted banking profit amounted to R$ 3,240 million, growing R$ 280 million in relation to the previous quarter. The rate obtained by dividing the adjusted banking profit by the average balance of the loan portfolio was 23.1% p.a. in the fourth quarter, which corresponds to a considerable rise in relation to the rate of 22.7% p.a. obtained in the previous quarter.

CONTRIBUTION OF THE CHANGE OF MIX OF THE CREDIT PORTFOLIO

                                                                      R$ Million

---------------------------------------------------------------------------------------------------------------------------
                                                              4TH Q./05    3RD Q./05    2ND Q./05    1ST Q./05       2005
---------------------------------------------------------------------------------------------------------------------------
  Managerial Financial Margin - Banking Operations (A)            3,351        3,104        2,956        2,607       12,017
  Banking Service Fees with Operations of Credit and
   Credit Cards (B)                                                 888          770          732          684        3,074
  Taxes Expenses for PIS and COFINS (C)                            (197)        (180)        (171)        (153)        (702)
Banking Product (D = A+B+C)                                       4,042        3,694        3,516        3,138       14,390

  Adjustment 1 - Results from Loan and Lease Losses (E)            (971)        (784)        (491)        (594)      (2,840)
  Adjustment 2 - Revision  of Classification - Operations
   with Real Estate Security (F)                                      -            -         (135)           -         (135)
  Adjustment 3 - Exceeding Provision (G)                            170           50            -          150          370
Results from Loan and Lease Losses Adjusted (H=E+F+G)              (801)        (734)        (626)        (444)      (2,605)
---------------------------------------------------------------------------------------------------------------------------
Banking Product Adjusted (I=D+H)                                  3,240        2,960        2,890        2,694       11,785
---------------------------------------------------------------------------------------------------------------------------
Average of the Operations of Credit (*)(J)                       56,124       52,252       50,122       47,754       51,702
---------------------------------------------------------------------------------------------------------------------------
PB Liquido / Media das Op. de Credito anualizado (I/J)             23.1%        22.7%        23.1%        22.6%        22.8%
---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
                                                              4TH Q./04    3RD Q./04    2ND Q./04    1ST Q./04       2005
---------------------------------------------------------------------------------------------------------------------------
  Managerial Financial Margin - Banking Operations (A) (**)       2,254        2,309        2,098        2,040        8,701
  Banking Service Fees with Operations of Credit and
   Credit Cards (B)                                                 613          490          458          415        1,976
  Taxes Expenses for PIS and COFINS (C)                            (133)        (130)        (119)        (114)        (496)
Banking Product (D = A+B+C)                                       2,733        2,669        2,437        2,341       10,180

  Adjustment 1 - Results from Loan and Lease Losses (E)            (274)        (256)        (206)        (199)        (935)
  Adjustment 2 - Revision  of Classification - Operations
   with Real Estate Security (F)                                      -            -            0            -            0
  Adjustment 3 - Exceeding Provision (G)                              0            0            -           94           94
Results from Loan and Lease Losses Adjusted (H=E+F+G)              (274)        (256)        (206)        (105)        (841)
---------------------------------------------------------------------------------------------------------------------------
Banking Product Adjusted (I=D+H)                                  2,459        2,413        2,231        2,236        9,339
---------------------------------------------------------------------------------------------------------------------------
Average of the Operations of Credit (*)(J)                       44,695       42,126       39,107       37,195       40,932
---------------------------------------------------------------------------------------------------------------------------
PB Liquido / Media das Op. de Credito anualizado (I/J)             22.0%        22.9%        22.8%        24.1%        22.8%
---------------------------------------------------------------------------------------------------------------------------

(*) Average balance of credit portifolio net of nonperforming operations. (**) Managerial Financial Margin adjusted excluding nonrecurring itens amounth
     R$ 612 million in 4th Quarter/04.

The impacts arising from our strategy of directing credit towards products capable of generating a greater managerial financial margin can be better understood by means of the graphs below, created by using public information from the brazilian central bank.

The graph on the left shows the historical changes in average spread and nonperformance in the personal credit market. The fall to be seen in the level of nonperformance and the reduction in the average spread coincide with the large scale introduction of the consignment credit products into the personal credit market. These products offer a low risk of nonperformance - although lower spreads - and have shown significant expansion in the market, gaining relevance significance in banks' loan portfolios.

The graph on the right, in turn, shows a comparison between our mix and the mix of the market in 2004 and 2005. We can see that the relative volume of consignment credit in our portfolio has been growing, although to a lesser extent than the average of the market. This occurs because of our strategic decision to prioritize the products with greater spreads.

Accordingly, this significant differentiation in mix results in a greater capacity for generating revenues and, simultaneously, in a higher level of provisioning to meet the credit risk. We also believe that the positive contribution from this strategy to our results can be magnified in a scenario of decreasing interest rates.

EVOLUTION OF AVERAGE SPREAD AND DELINQUENCY PERSONAL LOANS MARKET (*)

                              [CHART APPEARS HERE]

(*) Source: Banco Central do Brasil. Delinquency considering operations overdue for more than 90 days.

SHARE OF PAYROLL LOANS IN CREDIT PORTIFOLIO - ITAU X MARKET (*)

                              [CHART APPEARS HERE]

(*)  Source: Banco Central do Brasil.

14   Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

ANALYSIS OF THE CONSOLIDATED NET INCOME

MANAGERIAL FINANCIAL MARGIN

In the fourth quarter of 2005, our managerial financial margin reached R$ 3,650 million, a 9.6% increase in relation to the managerial financial margin of the previous quarter. The significant growth in the volume of credit, together with the change in its mix, continued to be the main pillar of the rise in the managerial financial margin, generating an increase of R$ 223 million in the financial margin of loans in the period. Furthermore, the favorable macroeconomic environment and the consequent reduction in the risk of greater volatility in the financial markets led to the reversal of R$ 30 million from the balance of the addition at provision to cover risks of present and future swings in the quotations of securities. These factors contributed towards the financial margin of the banking transactions showing an increase of R$ 247 million in relation to the previous period, to total R$ 3,351 million in the fourth quarter of 2005.

Likewise, the performance of our treasury was positive in the last quarter of the year, increasing by R$ 86 million the managerial financial margin of treasury, which reached R$ 134 million. Contributions to this result came from the strategy adopted for the Brazilian local debt and foreign exchange markets, simultaneously with the positions taken up in the international sovereign debt market.

Finally, the R$ 13 million reduction in the financial margin of the management of the foreign exchange risk of the investments abroad - net of tax effects - was caused by the fall in the CDI interest rate in the period. Due to the combination of the factors described above, the annualized rate of the managerial financial margin of the fourth quarter reached 14.3%, showing significant progress in relation to the rate of 13.5% achieved in the previous quarter.

MANAGERIAL NET INTEREST MARGIN ANALYSIS

                                                                      R$ Million

--------------------------------------------------------------------------------------------------
                                                  4TH Q./05    3RD Q./05       2005         2004
--------------------------------------------------------------------------------------------------
Managerial Financial Margin (A)                       3,650        3,331       13,272       10,634

Average Balance from Operations (B)                 102,422       98,794       97,781       84,254

  Average Cash and Cash Equivalents + Short-Term
   Interbank Deposits +
  Securities - Money Market Funding - Derivative
   Financial Instruments
                                                     33,682       34,271       33,970       33,644
  Average Interbank and Interbranch Accounts         12,856       12,556       12,326        9,872
  Average Net Foreign Exchange Portfolio               (240)        (284)        (217)        (194)
  Average Net Loans (*)                              56,124       52,252       51,702       40,932

Managerial Net Interest Margin = A/B                   14.3%        13.5%        13.6%        12.6%
--------------------------------------------------------------------------------------------------

Obs: The average balance for the arithmetical average of the balance on the last day of both the current quarter and the previous quarter. The average balance is the arithmetical average of the last day of the five previous quarters ( (Dec + Mar + Jun + Sep + Dec) / 5 ).

(*)  Average Loan and Leasses net of nonperforming Loans.

15   Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

ANALYSIS OF THE CONSOLIDATED PERFORMANCE

RESULTS FOR LOAN AND LEASE LOSSES

ANALYSIS OF RESULTS FROM POSSIBLE LOAN LOSSES

                                                                      R$ Million

-----------------------------------------------------------------------------------------------------------------------
                                                        4TH Q./05                               3RD Q./05
-----------------------------------------------------------------------------------------------------------------------
                                          INDIVIDUALS   BUSINESSES      TOTAL     INDIVIDUALS   BUSINESSES      TOTAL
-----------------------------------------------------------------------------------------------------------------------
(Increase)/Generic Reversal                      (128)         (26)        (155)         (100)         (55)        (155)
(Increase)/Specific Reversal                     (777)        (115)        (892)         (722)        (148)        (870)

Subtotal (Increase)/Reversal                     (905)        (141)      (1,047)         (822)        (203)      (1,024)
Exceeding Provision                                                        (170)                                    (50)

Expenses for Provision for Loan Losses                                   (1,217)                                 (1,074)

Credits Recoveries and Renegotiated                                         246                                     291

Result from Loan Losses                                                    (971)                                   (784)
-----------------------------------------------------------------------------------------------------------------------

In the fourth quarter of 2005, our expense for the provision for doubtful loans amounted to R$ 1,217 million, which is equivalent to an increase of 13.3% in relation to the expenses of the previous quarter. Of this total, R$ 170 million is associated with the setting up of provisions in excess of the minimum required by the supervisory authority of the banking business in Brazil. The reinforcement to the balance of the excess provision has the objective of allowing any possible increases in the level of nonperformance occasioned by a reversal in the economic cycle to be absorbed. Its quantification is based on the history of loan portfolios in periods of economic crisis. Accordingly, the balance of the excess provision for doubtful loans totaled R$ 1,370 million at December 31, 2005, a 14.2% increase in relation to September.

Disregarding the impact associated with setting up excess provisions, it can be seen that the expense connected with the setting up of general and specific provisions had a variation of 2.2% between the periods, adding up to R$ 1,047 million in the fourth quarter.

NON PERFORMING LOANS

                                                                R$ Million
--------------------------------------------------------------------------
                                      DEC 31, 05   SEP 30, 05   JUN 30, 05
--------------------------------------------------------------------------
Total Non Performing Loans (a)             2,137        1,824        1,593
Provision for Loan and Lease Losses       (4,107)      (3,656)      (3,242)
Credit Portfolio (b)                      60,636       55,573       52,348
NPL Ratio [ (a) / (b) ] x 100                3.5%         3.3%         3.0%
--------------------------------------------------------------------------

(a) Loans overdue for more then 60 days and without generation of revenues on the accrual.
(b)  Endorsements an Sereties not incleded.

The significant expansion in the consumer finance portfolio and the growth in overdue loans increased by 10.2% the expense on setting up provisions for the credit risk on transactions with individual customers, which totaled R$ 905 million. This increase was partly offset by a 30.4% reduction in the expense associated with the credit risk from business customers, which added up to R$ 141 million in the quarter.

The recovery of loans written off as a loss totaled R$ 246 million, after an intense effort in collection that we made in December amongst retail customers, taking advantage of the entry of funds from the 13th month salary into the economy.

Our commercial focus on credit products with greater margins - that at the same time bring a higher credit risk - meant that the level of nonperforming loans showed a slight rise in the quarter, reaching 3.5%, compared to the previous period's level of 3.3%.

COVERAGE RATIO (*)

                              [CHART APPEARS HERE]

(*)  Provision for Loans and Lease Losses / Total Non Performing Loans

16   Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

ANALYSIS OF THE CONSOLIDATED PERFORMANCE

The surplus of the provision for doubtful loans in relation to the whole amount overdue in the portfolio increased R$ 93 million in the period, to reach R$ 149 million.

ABNORMAL PORTFOLIO (*)
                                                                R$ Million
--------------------------------------------------------------------------
                                      DEC 31, 05   SEP 30, 05   JUN 30, 05
--------------------------------------------------------------------------
Abnormal Portfolio                         3,959        3,600        3,185
Total Allowance                           (4,107)      (3,656)      (3,242)
Excess of Allowance                          149           56           57
--------------------------------------------------------------------------

(*) Abnormal Portfolio is the total of installments overdue for more than 15 days.

MOVEMENTS OF CREDIT PORTFOLIO

                                                                      R$ Million

--------------------------------------------------------------------------------------------------------
                                         4TH Q./05                               3RD Q./05
--------------------------------------------------------------------------------------------------------
                           INDIVIDUALS   BUSINESSES      TOTAL     INDIVIDUALS   BUSINESSES      TOTAL
--------------------------------------------------------------------------------------------------------
Previous Balance                27,398       28,175       55,573        24,707       27,641       52,348

New Contracts                    9,581       14,984       24,565         8,227       14,433       22,660

Accrual/Movements               (1,255)      (1,131)      (2,386)       (1,461)      (1,931)      (3,392)

Settlement                      (4,480)     (11,867)     (16,347)       (3,501)     (11,886)     (15,387)

Write-off                         (671)         (98)        (768)         (575)         (81)        (656)

Final Balance                   30,573       30,063       60,636        27,398       28,175       55,573
--------------------------------------------------------------------------------------------------------

MOVEMENTS OF PROVISION FOR LOAN LOSSES

                                                                      R$ Million

----------------------------------------------------------------------------------------------------------------------------
                                                4TH Q./05                                         3RD Q./05
----------------------------------------------------------------------------------------------------------------------------
                                                      EXCEEDING                                         EXCEEDING
                           INDIVIDUALS   BUSINESSES   ALLOWANCE     TOTAL    INDIVIDUALS   BUSINESSES   ALLOWANCE     TOTAL
----------------------------------------------------------------------------------------------------------------------------
Previous Balance                (1,772)        (686)     (1,200)    (3,656)       (1,525)        (568)     (1,150)    (3,242)

New Contracts                     (628)        (180)          -       (808)         (476)        (322)          -       (798)

Risk Level Transfer               (719)        (123)          -       (842)         (683)         (61)          -       (744)

Accrual/Movements                 (497)         (99)          -       (596)           26           14           -         41

Settlement                         939          260           -      1,199           311          166           -        477

Exceeding Allowance                  -            -        (170)      (170)            -            -         (50)       (50)

Total                             (905)        (142)       (170)    (1,217)         (822)        (203)        (50)    (1,074)
----------------------------------------------------------------------------------------------------------------------------
Write-off                          671           98           -        768           575           81           -        656

Exchange Variation on the
 Provision Balance Abroad            -           (3)          -         (3)            -            4           -          4

Final Balance                   (2,006)        (733)     (1,370)    (4,107)       (1,772)        (686)     (1,200)    (3,656)
----------------------------------------------------------------------------------------------------------------------------

17   Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

ANALYSIS OF THE CONSOLIDATED PERFORMANCE

BANKING SERVICE FEES

                                                                      R$ Million

-----------------------------------------------------------------------------------
                                                    4TH Q./05  3RD Q./05  VARIATION
-----------------------------------------------------------------------------------
Resources Management                                      430        445        (14)
   Mutual Fund Management Fees                            415        430        (15)
   Income from Administration of Consortium                16         15          0
Current Account Services                                  375        351         24
Credit Operations and Guarantees Provided                 371        320         51
   Credit Operations                                      349        300         48
   Income from Guarantees Provided                         23         20          3
Collection Services                                       220        216          4
   Collection                                             107        103          4
   Interbank Fees (Bills, Checks and Documents)            51         51          1
   Tax Collection                                          62         63         (1)
Credit Cards                                              539        470         69
Others                                                    185        169         16
   Foreign Exchange Services                                6          7         (1)
   Brokerage Services                                      44         34         10
   Income from Inquiries of the Serasa Databases           66         47         19
   Custody Services and Managed Portfolios                 19         19          0
   Other Services                                          49         62        (12)
-----------------------------------------------------------------------------------
Total                                                   2,121      1,971        150
-----------------------------------------------------------------------------------

In the fourth quarter of 2005, Banking Service Fees totaled R$ 2,121 million, representing a R$ 150 million growth compared to R$ 1,971 million in the prior quarter.

Banking Service Fees showed a coverage index to Personal expenses of 202.3% in the fourth quarter of 2005, a significant increase against 185.8% in the third quarter. Banking Service Fees to Non-Interest Expenses showed a coverage index of 72.7%, against 76.3% in the previous quarter.

The increase in Banking Service Fees was driven by Credit Transactions, which increased by 16.0%, totaling R$ 349 million in the fourth quarter. This change was brought about by the higher volume of leasing, vehicle and retail sales financing.

The R$ 15 million reduction in Revenues from Fund Management, which is detailed in the segment analysis, is attributable to the lower number of business days in the fourth quarter, impacting management fees.

The growth of 14.7% in revenues from Credit Cards, amounting to R$ 539 million in the period, was mainly driven by the economic upturn typically seen in the fourth quarter, as well as to the increase in the customer base. This growth is discussed in the segment analysis.

Current Account Services increased by R$ 24 million, primarily because customers make use of more services as a result of the increased level of economic activity that characterizes the year-end period, rate adjustment and the increased focus of Banco Itau BBA on the provision of services.

BANKING SERVICE FEES COVERAGE INDEX OVER
NON-INTEREST EXPENSES

                              [CHART APPEARS HERE]

(*) Calculated by dividing Banking Service Fees by Personnel Expenses and by Non-Interest Expenses (Personnel Expenses, Others Administrative Expenses, Tax Expenses of CPMF and Others and Other Operating Expenses)

NUMBER OF ACTIVE CLIENTS(*) AND CURRENT ACCOUNTS

                              [CHART APPEARS HERE]

(*) Conceptually, a client (represented by a CPF/CPNJ number) is considered active if there has been one or more transactions in the current account in the last six months or a not null balance in cash deposit.

18   Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

ANALYSIS OF THE CONSOLIDATED NET INCOME

NON-INTEREST EXPENSES

                                                                      R$ Million

---------------------------------------------------------------------------------------------------------------------
                                                                      VARIATION                            VARIATION
                                            4TH Q./05   3RD Q./05   4THQ05-3RDQ05     2005       2004     2005 - 2004
---------------------------------------------------------------------------------------------------------------------
Personnel Expenses                              1,046       1,062             (16)     4,034      3,320           715
---------------------------------------------------------------------------------------------------------------------
  Remuneration                                    607         563              44      2,226      1,881           346
  Charges                                         186         184               2        695        583           112
  Social Benefits                                 156         146              10        588        477           111
  Training                                         17          16               1         58         48             9
  Employee Resignation and Labor Claims            82          90              (8)       405        305            99
  Single Bonus                                     (2)         65             (67)        63         25            37
---------------------------------------------------------------------------------------------------------------------
Other Administrative Expenses                   1,422       1,245             177      4,946      4,308           638
---------------------------------------------------------------------------------------------------------------------
  Data Processing and Telecommunication           320         303              17      1,181      1,077           104
  Depreciation and Amortization                   179         138              41        613        604             9
  Premises                                        202         183              19        716        569           146
  Third-Party Services                            239         209              31        832        660           173
  Financial System Service                        108          92              16        372        323            49
  Advertising, Promotions and Publications        132         107              25        385        305            79
  Transportation                                   54          48               6        194        185             9
  Materials                                        48          47               1        165        143            22
  Security                                         38          34               3        138        128            11
  Legal and Judicial Suit                          20          14               6         74         65             9
  Travel Expenses                                  16          13               3         49         46             4
  Others                                           67          58               9        227        203            24
---------------------------------------------------------------------------------------------------------------------
Other Operating Expenses                          377         220             157      1,141      1,164           (24)
---------------------------------------------------------------------------------------------------------------------
  Provision for contingencies                      83          96             (13)       415        534          (119)
     Tax and Social Securities                      4          16             (12)        47        139           (92)
     Civil Lawsuits                                70          80             (10)       333        335            (2)
     Others                                         8           -               8         35         60           (25)
  Sales - Credit Cards                             64          62               2        250        211            40
  Claims                                           59          54               4        187         83           105
  Others                                          171           8             163        288        337           (49)
---------------------------------------------------------------------------------------------------------------------
Tax Expenses                                       65          79             (14)       337        241            95
---------------------------------------------------------------------------------------------------------------------
  CPMF                                             41          51             (10)       248        168            80
  Other taxes                                      23          28              (4)        89         73            16
---------------------------------------------------------------------------------------------------------------------
Total Non-Interest Expenses                     2,909       2,606             303     10,457      9,033         1,424
---------------------------------------------------------------------------------------------------------------------
  (-) Itaucred                                   (517)       (459)            (58)    (1,628)      (806)         (822)
      (-) Vehicle                                (160)       (129)            (32)      (530)      (344)         (186)
      (-) Credit Cards - Non-Account
          Holders (*)                            (239)       (228)            (11)      (828)      (427)         (401)
      (-) Taii                                   (118)       (103)            (15)      (269)       (35)         (234)
  (-) Orbitall (**)                              (198)       (129)            (69)      (632)      (270)         (362)
---------------------------------------------------------------------------------------------------------------------
Total Strategic Initiatives                      (715)       (588)           (127)    (2,260)    (1,076)       (1,184)
---------------------------------------------------------------------------------------------------------------------
Total Non-Interest Exp. w/o effect
 of Strategic                                   2,194       2,018             176      8,198      7,958           240
---------------------------------------------------------------------------------------------------------------------

(*) Annual change influenced by the increased interest in Credicard, from 33% to 50%.
(**) Annual change influenced by the increased interest in Orbitall, from 33% to 100%.

Non-interest expenses added up to R$ 2,909 million in the fourth quarter of 2005. Compared to the R$ 2,606 million of the prior quarter, the R$ 303 million increase is attributable to the increased number of employees, points of service and volume of transactions.

Of this change, R$ 58 million are due to the Itaucred segment, including Itaucred Veiculos, Credit Cards - Non-Account Holders, and Taii, with R$ 32 million, R$ 11 million and R$ 15 million, respectively.

Total non-interest expenses for this segment went from R$ 459 million in the third quarter to R$ 517 million in the fourth quarter of 2005, with a 27.1% growth in the number of service points.

NON-INTEREST EXPENSES

                              [CHART APPEARS HERE]

In the same period, changes in Orbitall increased from R$ 129 million to R$ 198 million - a R$ 69 million change - primarily as a result of sales efforts.

Together, our new strategic ventures, Itaucred and Orbitall, accounted for a 41.9% increase (R$ 127 million) quarter-on-quarter.

Total non-interest expenses, excluding the effect of the recent strategic initiatives, increased by 8.7%, from R$ 2,018 million to R$ 2,194 million.

PERSONNEL EXPENSES

Personnel expenses did not change in line with total expenses, but rather decreased by R$ 16 million in the fourth quarter compared to the third quarter.

Such decrease was due to the single payment of a R$ 1,700.00 bonus per employee in September 2005.

Salaries, Charges and Social Benefits expenses grew quarter-on-quarter, as a result of both the 6.0% salary rise under the collective labor agreement effective September 2005, and the hiring of 1,490 new employees, of which 566 are sales promoters. At December 31, 2005 we had a total of 51,036 employees, compared to 49,546 in the third quarter. Our new strategic ventures accounted for 64.0% of such increase, with 954 new employees.

19   Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

ANALYSIS OF THE CONSOLIDATED NET INCOME

OTHER ADMINISTRATIVE EXPENSES

The second expense group - Other Administrative Expenses - totaled R$ 1,422 million in the fourth quarter of 2005, representing a R$ 177 million increase from the previous quarter.

The most significant changes include R$ 41 million for Depreciation and Amortization, due to the total depreciation of items worth less than R$ 3,000.00 in Itau, and also, for the first time such depreciation was recorded in a number of foreign companies, including Itau BBA, Credicard and Orbitall.

Our recent strategic ventures had a significant impact on certain expenses, bringing about increased costs in the fourth quarter of 2005. Such impacts were seen on Data Processing and Telecommunications, Third-Party Services, in particular telemarketing, as well as Advertising, Promotions and Printing, as a result of sales efforts.

Other expenses, such as Utilities, are seasonal in nature and tend to concentrate around the end of the year. Branch maintenance and upkeep expenses also increased by R$ 10 million.

NUMBER OF EMPLOYEES (*) (**)(***)

                              [CHART APPEARS HERE]

FIT: Personnal Loan Stores Operation
FIC: Itau CDB Financial Company
(*)   Includes Orbitall and Intercap bank's sales promotion company since
      Dec/04.
(**) Includes FIC which is 100% consolidated, despite the fact that Itau's share in it is 50%.
(***) Credicard Banco, where Itau's share is 50% , is not included. In Dec.05 this company had 448 employees.

OTHER OPERATING EXPENSES

In the fourth quarter of 2005, Other Operating Expenses amounted to R$ 377 million, increasing by R$ 157 million. Such change was due to the acquisition of rights to handle the Sao Paulo Municipality payroll, tax collection agreements entered into with the States of Rio de Janeiro, Minas Gerais and Goias, accelerated amortization of the Banestado Technical Cooperation Agreement, and adjustments to payments made in connection with the association with Itau BBA.

TAX EXPENSES FOR CPMF AND OTHER TAXES

Tax Expenses for CPMF and Other Taxes decreased by R$ 10 million quarter-on-quarter, totaling R$ 41 million in the last quarter of 2005. The higher amount in the third quarter of 2005 is attributable to payments of Interest on Own Capital and Dividends, as well as CPMF on Itauleasing debenture transactions.

EFFICIENCY RATIO

The efficiency ratio has remained virtually unaltered since the fourth quarter of 2004, despite the development of Strategic Ventures, testifying to our strict cost control efforts.

EFFICIENCY RATIO

                              [CHART APPEARS HERE]


                             Non Interest Expenses(Personnel Expenses + Other Administrative Expenses +
Efficiency                          Other Operating Expenses + Tax Expenses for CPMF and Others)
Ratio =     -------------------------------------------------------------------------------------------------------------
            (Net Interest Income + Banking Service Fees + Partial Result of Insurance, Capitalization and Pension Plans +
                                              Other Operating Income - Tax Expenses of PIS/COFINS/ISS)

VOLUME OF SELF-SERVICE TRANSACTIONS

                                                           (Quantity in million)

---------------------------------------------------------------------------------------------------------------------------
                        ATM                            CONTACT CENTRE       HOME & Office Banking

                                        AUTOMATED  INTERACTIV   COSTUMER
                 USUAL                 PROGRAMMED    VOICE      SERVICE                            PURCHASE USING
PERIOD        TRANSACTION  WARNING(*)    DEBIT      RESPONSE     AGENT     PC BANKING   INTERNET     DEBIT CARD      TOTAL
---------------------------------------------------------------------------------------------------------------------------
2002                  946         192         284         179          52          38         306              89     2,086
---------------------------------------------------------------------------------------------------------------------------
2003                1,033         586         302         188          53          13         427             121     2,723
---------------------------------------------------------------------------------------------------------------------------
2004                1,074         692         322         170          48           0         525             158     2,987
---------------------------------------------------------------------------------------------------------------------------
2005                1,108         656         375         173          67           -         646             203     3,228
---------------------------------------------------------------------------------------------------------------------------
  1st Q./05           277         156          88          43          16           -         149              45       773
  2nd Q/05            272         158          92          43          17           -         157              46       784
  3rd Q./05           274         167          96          42          17           -         168              51       815
  4th Q./05           285         175          99          46          17           -         172              61       855
---------------------------------------------------------------------------------------------------------------------------

(*)  Transaction through warning screen on ATM.

20   Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

ANALYSIS OF THE CONSOLIDATED NET INCOME

NETWORK EVOLUTION (*)

                              [CHART APPEARS HERE]

(*)  Includes Banco Itau Buen Ayre and Banco Itau BBA. Not includes Taii.

We provide our customers with a network comprised of 25,197 service points as of December 2005, an addition of 565 points from September of that year. ATMs totaled 22,023 throughout the country and abroad. Our branches and PABs increased by 94 in the fourth quarter to reach 3,174 units.

In the consumer credit segment, the financing company Taii offers 130 points of service on a standalone basis and 308 points in association with Companhia Brasileira de Distribuicao - CBD (FIC).

INTERNET BANKING CLIENTS

                              [CHART APPEARS HERE]

Approximately 1.9 million customers accessed Internet Banking during December 2005, a slight increase from September of the same year. At the end of the year, the number of registered customers was 4.2 million.

OTHER OPERATIONAL REVENUES

Other operational revenues added up to R$ 260 million in the fourth quarter of 2005 and grew significantly in relation to the previous quarter. This increase is basically due to the effects arising from the termination of the partnership contract entered into between us and America Online Latin America Inc. (AOLA). Our financial statements showed a remaining balance, recording in the Other Sundry Liabilities, connected with amounts received in advance by virtue of our contract with AOLA for the provision of services. These amounts had been accrued to income as and when the spending on the services contracted was carried out. With the termination of the contract authorized by the courts of the United States, we recognized in full the remaining amount of R$ 120 million referring to these funds (please see Explanatory Note 20 of the Consolidated Financial Statements).

TAX EXPENSES FOR ISS, PIS AND COFINS

Our ISS, PIS and COFINS tax expenses totaled R$ 442 million, growing 18.7% in relation to the previous quarter. The R$ 6 million increase in ISS occurred because of the increase in revenues subject to the levying of this tax, while the R$ 64 million increase in PIS and COFINS was due mainly to the taxation of revenue from Interest on Own Capital, referring to the payment made amongst companies of the conglomerate.

INCOME TAX AND SOCIAL CONTRIBUTION

Net expenditure with Income Tax and Social Contribution and Net Income in the fourth quarter of 2005 added up to R$ 388 million, an increase of 30.8% in relation to the previous quarter. The increase in this expense is associated with the growth of operating income, as well as to the reduction in the deduction of expenses with Interest on Own Capital.

                                                                      R$ Million

---------------------------------------------------------------------------------------------
                                                          4TH Q./05    3RD Q./05    VARIATION
---------------------------------------------------------------------------------------------
Income before Income Tax and Social Contribution              1,951        1,985          (34)
---------------------------------------------------------------------------------------------
Income Tax and Social Contribution at the rates of
 25% and 9%, respectively, (A)                                 (663)        (675)          12
---------------------------------------------------------------------------------------------
(Inclusions) Exclusions and Others (B)                          324          134          190
   Exchange Variation on Investments Abroad                     101         (118)         219
   Interest on Own Capital                                      184          212          (28)
   Others                                                        40           40            0
---------------------------------------------------------------------------------------------
Sub Total (C) = (A) + (B)                                      (339)        (541)         202
---------------------------------------------------------------------------------------------
   Exclusion of Exchange Variation on Investments
    Abroad (D)                                                    2           (4)           6
   Exclusion of Tax Effects from Hedge of Investments
    Abroad (E)                                                  (51)         248         (300)
---------------------------------------------------------------------------------------------
Income Tax and Social Contribution (C)+(D)+(E)                 (388)        (297)         (91)
---------------------------------------------------------------------------------------------

At the end of the period, the tax credits corresponded to 31.9% of the balance of net equity. The 2.9 percentage point reduction observed in this ratio is basically associated with the consumption of tax credits referring to tax losses and to the greater tax deduction of losses with loan transactions.

TAX CREDITS X STOCKHOLDERS' EQUITY (%)

                              [CHART APPEARS HERE]

21   Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

                             [GRAPHIC APPEARS HERE]

[LOGO OF ITAU] BANCO ITAU HOLDING FINANCEIRA S.A.

                         PRO FORMA FINANCIAL STATEMENTS

Pro Forma Financial Statements

Allocated Capital

The pro forma financial information has been adjusted in such a way as to evidence the impacts associated with the allocation of capital, using a proprietary model that takes into consideration the credit, market and operational risks, without failing to consider the regulatory model and the level of fixed assets.

This has made it possible to determine the Risk-Adjusted Return on Capital - RAROC, which corresponds to a measure of performance that is consistently adjusted to the capital needed to support the risk from the asset positions assumed.

The adjustments made to the balance sheet and to the income statement for the year are based on management information from the business units. The 'Corporation' column shows the results associated with excess capital and subordinated debt, as well as equity in the earnings of companies that are not related to each one of the segments. Furthermore, the minority interests in subsidiary companies and extraordinary items were allocated to the 'Corporation' column.

The tax effects of the payment of Interest on Own Capital for each segment were reversed out and subsequently reallocated to each segment in proportion to the amount of Tier I capital, while the financial statements were adjusted to replace net equity with funding at market prices. The financial statements were then adjusted to incorporate the revenues arising from the allocated capital. Finally, the cost of subordinated debt and the respective remuneration at market prices were allocated proportionally to the segments, according to the allocated Tier I capital.

The diagram below shows the alterations made to the financial statements so as to reflect the allocation of capital.

                     ADJUSTMENTS TO THE FINANCIAL STATEMENTS

      Return on                                                             Return on
    Stockholders'                                                       Allocated Tier I
       Equity                Adjusts in the         The financial            Capital
                          Financial Statements     statements were
     Net Income            to replace the net     adjusted to include       Net Income
                             book value of         allocated capital
Stockholders' Equity      Stockholders' Equity      (Tier I and II)     Allocated Tier I
                            and Subordinated     based on proprietary        Capital
                           Debt by funding at     model, as well as
                             market prices.       its revenues (CDI)
                                                  and expenses (cost
                                                   of subordinated
                                                         debt).

23   Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

PRO FORMA FINANCIAL STATEMENTS BY SEGMENT

We set out below pro forma financial statements for Itaubanco, Itau BBA and Itaucred that make use of management information generated by the in-house models, in such a way as to reflect more accurately the performance of the business units.

ON DECEMBER 31, 2005

                                                                      R$ Million

------------------------------------------------------------------------------------------------------------------
                                                                         BANCO ITAU HOLDING
                                                  ----------------------------------------------------------------
                   ASSETS                         ITAUBANCO     ITAU  BBA      ITAUCRED   CORPORATION      ITAU
------------------------------------------------------------------------------------------------------------------
Current and Long-Term Assets                        113,673        43,205        15,852         3,911      148,367
Cash and Cash Equivalents                             1,967           117             -             0         2085
Short-term Interbank Deposits                        33,498        13,280             -           838       22,877
  Short-term Interbank Deposits - Intercompany       15,582         8,488             -             -            -
  Other                                              17,916         4,792             -           838       22,877
Securities                                           22,716        10,124             -          2317       33,128
Interbank and Interbranch Accounts                   13,696            75             -             0       13,707
Loans                                                25,810        18,015        16,811             -       60,636
(Allowance for Loan Losses)                          (2,657)         (342)       (1,109)            -       (4,107)
Other Assets                                         18,643         1,936           150           756       20,042
Permanent Assets                                      2,135            51           103           585        2,875
------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                        115,808        43,256        15,955         4,497      151,241
------------------------------------------------------------------------------------------------------------------

                                                                      R$ Million

------------------------------------------------------------------------------------------------------------------
                                                                         BANCO ITAU HOLDING
                                                  ----------------------------------------------------------------
                 LIABILITIES                      ITAUBANCO     ITAU  BBA      ITAUCRED   CORPORATION     ITAU
------------------------------------------------------------------------------------------------------------------
Current and Long-Term Liabilities                   108,147        38,916        14,267         1,432      134,487
Deposits                                             50,761        20,664             -             -       50,520
  Deposits - Intercompany                             4,712        15,582             -             -            -
  Other                                              46,049         5,082             -             -       50,520
Securities Repurchase Agreements                     10,415         3,992        11,569             -       22,031
  Securities Repurchase Agreements - Intercompany     3,776             -             -             -            -
  Other                                               6,639         3,992        11,569             -       22,031
Funds from Acceptances and Issue of Securities        5,039           438             -             -        4,961
Interbank and Interbranch Accounts                      846           261             -             -        1,043
Borrowings                                            2,147         6,959            51             -        9,156
Derivative Financial Instruments                      1,261         2,560             -            17        2,436
Other Liabilities                                    23,038         4,043          2648         1,415       29,701
Technical Provisions                                 14,640             -             -             -       14,640
Deferred Income                                          59            12             -             -           71
Minority Interest in Subsidiaries                         -             -             -         1,124        1,124
Allocated Capital Level I                             7,603         4,328         1,688         1,941       15,560
------------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES                                   115,808        43,256        15,955         4,497      151,241
------------------------------------------------------------------------------------------------------------------

Note:The Consolidated figures do not represent the sum of the parts because certain intercompany transactions were eliminated only at the Consolidated level.

PRO FORMA FINANCIAL STATEMENT BY SEGMENT

                                                                      R$ Million

------------------------------------------------------------------------------------------------------------------
                                                                          BANCO ITAU HOLDING
                                                  ----------------------------------------------------------------
                  4RD QUARTER/05                  ITAUBANCO      ITAU BBA      ITAUCRED   CORPORATION     ITAU
------------------------------------------------------------------------------------------------------------------
Managerial Financial Margin                           2,135           554           732           230        3,650
  o Banking Operations                                2,080           304           732           235        3,351
  o Treasury                                            (67)          206             -            (5)         134
  o Management of Foreign Exchange Risk from
    Investments Abroad - net of tax effects             121            44             -             -          165

Result from Loan Losses                                (671)          127          (308)         (119)        (971)
  Provision for Loan and Lease Losses                  (860)          (14)         (344)            -       (1,217)
  Credits Recoveries and Renegotiated                   189           140            36          (119)         246

Net Income from Financial Operations                  1,464           680           424           111        2,679

Other Operating Income / (Expenses)                    (200)         (151)         (305)          (59)        (715)
  Banking Service Fees                                1,741           108           276            (4)       2,121
  Partial Result of Insurance, Capitalization and
   Pension Plans                                        218             -             0             -          218
  Non-Interest Expenses                              (2,120)         (234)         (517)          (37)      (2,909)
  Taxes Expenses for ISS, PIS and COFINS               (262)          (29)          (95)          (56)        (442)
  Equity in the Earnings of Associated Companies          -             -             -            38           38
  Other Operating Income                                224             4            31             1          260

Operating Income                                      1,264           530           119            51        1,964

Non-Operating Income                                      9             0             1            (0)          10

Income Before Tax                                     1,274           530           119            51        1,974
Income Tax and Social Contribution                     (281)         (119)          (23)           34         (388)
Extraordinary Results                                     -             -             -             -            -
Profit Sharing                                         (105)          (32)           (5)           (2)        (144)
Minority Interests                                        -             -             -           (17)         (17)

  Net Income                                            888           379            92            66        1,425
------------------------------------------------------------------------------------------------------------------
(RORAQ - Return over Level I Allocated Capital         56.1%         42.5%         25.2%         12.8%        4Z5%
------------------------------------------------------------------------------------------------------------------
Efficiency Ratio                                       52.3%         36.8%         54.8%         22.0%        50.1%
------------------------------------------------------------------------------------------------------------------

Note:The item Non-Interest Expenses is composed by Personnel Expenses, Other
     Administrative Expenses, tax expenses for CPMFe Other taxes and Other Operating Expenses.

24   Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

PRO FORMA FINANCIAL STATEMENTS BY SEGMENT

ON SEPTEMBER 30, 2005

                                                                      R$ Million

------------------------------------------------------------------------------------------------------------------
                                                                         BANCO ITAU HOLDING
                                                  ----------------------------------------------------------------
                   ASSETS                         ITAUBANCO     ITAU  BBA      ITAUCRED   CORPORATION     ITAU
------------------------------------------------------------------------------------------------------------------
Current and Long-Term Assets                        115,554        43,706        13,749         4,153      141,873
Cash and Cash Equivalents                             2,010            43             -             0        2,053
Short-term Interbank Deposits                        36,911        16,038             -         1,067       23,176
  Short-term Interbank Deposits - Intercompany       18,173        11,641             -             -            -
  Other                                              18,739         4,397             -         1,067       23,176
Securities                                           21,606         9,126             -         2,774       30,830
Interbank and Interbranch Accounts                   11,995            49             -             0       12,006
Loans                                                24,294        17,135        14,143             -       55,573
(Allowance for Loan Losses)                          (2,852)         (277)         (526)            -       (3,656)
Other Assets                                         21,590         1,592           132           312       21,892
Permanent Assets                                      2,077            59            97           565        2,798
------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                        117,632        43,765        13,845         4,718      144,671
------------------------------------------------------------------------------------------------------------------

                                                                      R$ Million

------------------------------------------------------------------------------------------------------------------
                                                                         BANCO ITAU HOLDING
                                                  ----------------------------------------------------------------
                 LIABILITIES                      ITAUBANCO     ITAU  BBA      ITAUCRED   CORPORATION     ITAU
------------------------------------------------------------------------------------------------------------------
Current and Long-Term Liabilities                   110,144        39,887        12,328         1,266      128,337
Deposits                                             49,636        21,954             -             -       44,488
  Deposits - Intercompany                             7,966        18,173             -             -            -
  Other                                              41,670         3,782             -             -       44,488
Securities Repurchase Agreements                     10,185         4,117         9,973             -       20,433
  Securities Repurchase Agreements - Intercompany     3,675             -             -             -            -
  Other                                               6,510         4,117         9,973             -       20,433
Funds from Acceptances and Issue of Securities        4,915           329             -             -        4,753
Interbank and Interbranch Accounts                    2,548           520             -             -        3,030
Borrowings                                            1,716         6,845            29             -        8,590
Derivative Financial Instruments                      1,753         1,889             -            18        1,884
Other Liabilities                                    25,906         4,233         2,326         1,248       31,673
Technical Provisions                                 13,486             -             -             -       13,486
Deferred Income                                          50             9             -             -           60
Minority Interest in Subsidiaries                         -             -             -         1,045        1,045
Allocated Capital Level I                             7,437         3,868         1,517         2,407       15,229
------------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES                                   117,632        43,765        13,845         4,718      144,671
------------------------------------------------------------------------------------------------------------------

Note:The Consolidated figures do not represent the sum of the parts because certain intercompany transactions were eliminated only at the Consolidated level.

PRO FORMA FINANCIAL STATEMENT BY SEGMENT

                                                                      R$ Million

------------------------------------------------------------------------------------------------------------------
                                                                          BANCO ITAU HOLDING
                                                  ----------------------------------------------------------------
               3RD QUARTER/05                     ITAUBANCO      ITAU BBA      ITAUCRED   CORPORATION     ITAU
------------------------------------------------------------------------------------------------------------------
Managerial Financial Margin                           2,124           340           635           232        3,331
  o Banking Operations                                1,992           241           635           235        3,104
  o Treasury                                              4            47             -            (3)          49
  o Management of Foreign Exchange Risk from
    Investments Abroad - net of tax effects             127            51             -             -          178
Result from Loan Losses                                (657)           77          (203)            -         (784)
  Provision for Loan and Lease Losses                  (767)          (63)         (244)            -       (1,074)
  Credits Recoveries and Renegotiated                   110           140            41             -          291

Net Income from Financial Operations                  1,467           416           431           232        2,547

Other Operating Income / (Expenses)                    (406)          (63)         (272)          (21)        (763)
  Banking Service Fees                                1,653           100           221            (3)       1,971
  Partial Result of Insurance, Capitalization and
   Pension Plans                                        183             -             0             -          183
  Non-Interest Expenses                              (1,992)         (141)         (459)          (14)      (2,606)
  Taxes Expenses for ISS, PIS and COFINS               (281)          (26)          (51)          (14)        (372)
  Equity in the Earnings of Associated Companies          -             -             -            17           17
  Other Operating Income                                 32             4            17            (7)          45

Operating Income                                      1,061           353           159           211        1,784

 Non-Operating Income                                     3             1             1             0            5

Income Before Tax                                     1,065           354           160           211        1,789
Income Tax and Social Contribution                     (191)          (50)          (36)          (21)        (297)
Extraordinary Results                                     -             -             -             -            -
Profit Sharing                                          (89)          (17)           (4)           (2)        (112)
Minority Interests                                       (0)            -             -           (28)         (28)

  Net Income                                            785           287           120           160        1,352
------------------------------------------------------------------------------------------------------------------
(RORAC) - Return over Level I Allocated Capital        49.2%         34.7%         39.5%         27.3%        40.8%
------------------------------------------------------------------------------------------------------------------
Efficiency Ratio                                       53.7%         33.7%         55.9%          6.7%        50.5%
------------------------------------------------------------------------------------------------------------------

Note:The item Non-Interest Expenses is composed by Personnel Expenses, Other
     Administrative Expenses, tax expenses for CPMF e Other taxes and Other Operating Expenses.

25   Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

PRO FORMA FINANCIAL STATEMENTS BY SUBSEGMENT

PRO FORMA BALANCE SHEET AND INCOME STATEMENT BY SUBSEGMENT

Set out below are the pro forma financial statements of the Banking; Credit Cards - Current Account Holders; and Insurance, Pension Plan and Capitalization; and Asset Management and Managed Portfolio subsegments of Itaubanco, adjusted so as to reflect the impacts associated with the allocation of capital in each one of these subsegments.

ON DECEMBER 31, 2005

                                                                      R$ Million

----------------------------------------------------------------------------------------------------------
                                                                       ITAUBANCO
                                            --------------------------------------------------------------
                                                             CREDIT CARDS-     INSURANCE,
                                               BRANCH         ACCOUNTING      PENSION AND
               ASSETS                         BANKING           HOLDERS      CAPITALIZATION   CONSOLIDATED
----------------------------------------------------------------------------------------------------------
Current and Long-Term Assets                   90,308                6,266           17,100        113,673
Cash and Cash Equivalents                       1,873                   73               21          1,967
Short-term Interbank Deposits                  32,743                  755                -         33,498
Securities                                      6,552                  721           15,444         22,716
Interbank and Interbranch Accounts             13,696                    -                -         13,696
Loans                                          22,193                3,616                -         25,810
(Allowance for Loan Losses)                    (2,528)                (128)               -         (2,657)
Other Assets                                   15,778                1,230            1,635         18,643
Permanent Assets                                1,771                  157              207          2,135
----------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                   92,079                6,422           17,307        115,808
----------------------------------------------------------------------------------------------------------

                                                                      R$ Million

----------------------------------------------------------------------------------------------------------
                                                                       ITAUBANCO
                                            --------------------------------------------------------------
                                                             CREDIT CARDS-     INSURANCE,
                                               BRANCH         ACCOUNTING      PENSION AND
             LIABILITIES                      BANKING           HOLDERS      CAPITALIZATION   CONSOLIDATED
----------------------------------------------------------------------------------------------------------
Current and Long-Term Liabilities              86,372                5,761           16,014        108,147
Deposits                                       50,761                    -                -         50,761
Securities Repurchase Agreements               10,415                    -                -         10,415
Funds from Acceptances and Issue of
 Securities                                     5,039                    -                -          5,039
Interbank and Interbranch Accounts                846                    -                -            846
Borrowings                                      2,005                  142                -          2,147
Derivative Financial Instruments                1,261                    -                -          1,261
Other Liabilities                              16,044                5,619            1,374         23,038
Technical Provisions                                -                    -           14,640         14,640
Deferred Income                                    59                    -                0             59
Allocated Capital Level I                       5,648                  661            1,293          7,603
----------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES                              92,079                6,422           17,307        115,808
----------------------------------------------------------------------------------------------------------

PRO FORMA FINANCIAL STATEMENT BY SUBSEGMENT

                                                                      R$ Million

----------------------------------------------------------------------------------------------------------------------
                                                                                    ITAUBANCO
                                                ----------------------------------------------------------------------
                                                                             INSURANCE,
                                                            CREDIT CARDS-  CAPITALIZATION PORTFOLIO UNDER
                                                             ACCOUNTING     AND PENSION   MANAGEMENT AND
            4TH QUARTER/05                       BANKING       HOLDERS          PLANS      MUTUAL FUNDS   CONSOLIDATED
----------------------------------------------------------------------------------------------------------------------
NET INTEREST MARGIN                                   1,700           279             156               -        2,135
  o Banking Operations                                1,646           279             156               -        2,080
  o Treasury                                            (67)            -               -               -          (67)
  o Management of Foreign Exchange Risk
     from Investments Abroad net of
     tax effects                                        121             -               -               -          121

Result from Loan Losses                                (583)          (88)              -               -         (671)
  Provision for Loan and Lease Losses                  (754)         (106)              -               -         (860)
  Credits Recoveries and Renegotiated                   171            18               -               -          189
NET INCOME FROM FINANCIAL OPERATIONS                  1,118           191             156               -        1,464

OTHER OPERATING INCOME (EXPENSES)                      (379)           27              51             102         (200)
  Banking Service Fees                                  855           408              47             431        1,741
  Transfer to Banking                                   202             -               -            (202)           -
  Result from Op. of Insurance,
   Capitalization and
   Pension Plans                                         12             -             205               -          218
  Non-Interest Expenses                              (1,497)         (344)           (174)           (106)      (2,120)
  Taxes Expenses for ISS, PIS and COFINS               (151)          (58)            (32)            (22)        (262)
  Other Operating Income                                199            21               4               -          224

OPERATING INCOME                                        739           218             206             102        1,264

  Non-Operating Income                                    4             0               5               -            9

INCOME BEFORE TAX                                       742           218             212             102        1,274
Income Tax and Social Contribution                     (135)          (58)            (46)            (41)        (281)
Profit Sharing                                          (71)          (15)             (6)            (13)        (105)

  NET INCOME                                            536           144             160              48          888
----------------------------------------------------------------------------------------------------------------------
(ROE) - Return over Level I Allocated Capital          43.5%        134.0%           62.7%                        56.3%
Efficiency Ratio                                       53.1%         52.9%           45.7%                        52.3%
----------------------------------------------------------------------------------------------------------------------

Note:The item Non-Interest Expenses is composed by Personnel Expenses, Other
     Administrative Expenses, tax expenses for CPMF e Other taxes and Other Operating Expenses.

26   Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

PRO FORMA FINANCIAL STATEMENTS BY SUBSEGMENT

ON SEPTEMBER 30, 2005

                                                                      R$ Million

----------------------------------------------------------------------------------------------------------
                                                                       ITAUBANCO
                                            --------------------------------------------------------------
                                                             CREDIT CARDS-     INSURANCE,
                                               BRANCH         ACCOUNTING      PENSION AND
               ASSETS                         BANKING           HOLDERS      CAPITALIZATION   CONSOLIDATED
----------------------------------------------------------------------------------------------------------
Current and Long-Term Assets                   94,686                5,164           15,704        115,554
Cash and Cash Equivalents                       1,929                   71               10          2,010
Short-term Interbank Deposits                  36,327                  585                -         36,911
Securities                                      6,745                  694           14,167         21,606
Interbank and Interbranch Accounts             11,995                    -                -         11,995
Loans                                          21,297                2,997                -         24,294
(Allowance for Loan Losses)                    (2,657)                (195)               -         (2,852)
Other Assets                                   19,051                1,012            1,526         21,590
Permanent Assets                                1,706                  159              212          2,077
----------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                   96,393                5,323           15,916        117,632
----------------------------------------------------------------------------------------------------------

                                                                      R$ Million

----------------------------------------------------------------------------------------------------------
                                                                       ITAUBANCO
                                            --------------------------------------------------------------
                                                             CREDIT CARDS-     INSURANCE,
                                               BRANCH         ACCOUNTING      PENSION AND
             LIABILITIES                      BANKING           HOLDERS      CAPITALIZATION   CONSOLIDATED
----------------------------------------------------------------------------------------------------------
Current and Long-Term Liabilities              90,643                4,766           14,735        110,144
Deposits                                       49,636                    -                -         49,636
Securities Repurchase Agreements               10,185                    -                -         10,185
Funds from Acceptances and Issue of
 Securities                                     4,915                    -                -          4,915
Interbank and Interbranch Accounts              2,548                    -                -          2,548
Borrowings                                      1,560                  156                -          1,716
Derivative Financial Instruments                1,728                    -               25          1,753
Other Liabilities                              20,071                4,610            1,225         25,906
Technical Provisions                                -                    -           13,486         13,486
Deferred Income                                    50                    -                0             50
Allocated Capital Level I                       5,700                  557            1,181          7,437
----------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES                              96,393                5,323           15,916        117,632
----------------------------------------------------------------------------------------------------------

PRO FORMA FINANCIAL STATEMENT BY SUBSEGMENT

                                                                      R$ Million

--------------------------------------------------------------------------------------------------------------------------
                                                                             ITAUBANCO
                                            ------------------------------------------------------------------------------
                                                           CREDIT CARDS-     INSURANCE,     PORTFOLIO UNDER
                                                  BRANCH    ACCOUNTING      PENSION AND      MANAGEMENT AND
            3RD QUARTER/05                       BANKING      HOLDERS      CAPITALIZATION     MUTUAL FUNDS    CONSOLIDATED
--------------------------------------------------------------------------------------------------------------------------
Managerial Financial Margin                        1,755             247              122                  -         2,124
  o Banking Operations                             1,624             247              122                  -         1,992
  o Treasury                                           4               -                -                  -             4
  o Management of Foreign Exchange Risk from
    Investments Abroad - net of tax effects          127               -                -                  -           127

Result from Loan Losses                             (569)            (88)               -                  -          (657)
  Provision for Loan and Lease Losses               (668)            (99)               -                  -          (767)
  Credits Recoveries and Renegotiated                 99              12                -                  -           110

Net Income From Financial Operations               1,186             159              122                  -         1,467
                                                                                                                        -
Other Operating Income (Expenses)                   (536)             (8)              30                108          (406)
  Banking Service Fees                               795             376               45                437         1,653
  Transfer to Banking                                202               -                -               (202)            -
  Partial Result of Insurance, Capitalization
   and Pension Plans                                  19               -              164                  -           183
  Non-Interest Expenses                           (1,381)           (350)            (156)              (105)       (1,992)
  Taxes Expenses for ISS, PIS and COFINS            (182)            (53)             (24)               (22)         (281)
  Other Operating Income                              10              20                1                  -            32

Operating Income                                     649             151              152                108         1,061

Non-Operating Income                                  (3)              0                6                  -             3

Income Before Tax                                    647             152              158                108         1,065
Income Tax and Social Contribution                   (64)            (42)             (38)               (48)         (191)
Profit Sharing                                       (49)            (14)              (6)               (20)          (89)

  Net Income                                         534              96              114                 40           785
--------------------------------------------------------------------------------------------------------------------------
(RORAC) - Return over Level I Allocated Capital     44.0%           95.0%            39.8%                            49.4%
--------------------------------------------------------------------------------------------------------------------------
Efficiency Ratio                                    53.1%           59.4%            50.5%                            53.7%
--------------------------------------------------------------------------------------------------------------------------

Note:The item Non-Interest Expenses is composed by Personnel Expenses, Other
     Administrative Expenses, tax expenses for CPMF e Other taxes and Other Operating Expenses.

27   Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

ITAUBANCO - BRANCH BANKING

The income statement of Itaubanco's Banking segment below is based on the pro forma financial statements of Banco Itau.

                                                                      R$ Million

---------------------------------------------------------------------------------------------
             ITAUBANCO - BANKING                    4TH Q./05       3RD Q./05       VARIATION
---------------------------------------------------------------------------------------------
NET INTEREST MARGIN                                     1,700           1,755             (55)
  o Banking Operations                                  1,646           1,624              22
  o Treasury                                              (67)              4             (71)
  o Management of Foreign Exchange Risk from
    Investments Abroad - net of tax effects               121             127              (6)

Result from Loan Losses                                  (583)           (569)            (13)
  Provision for Loan and Lease Losses                    (754)           (668)            (86)
  Credits Recoveries and Renegotiated                     171              99              72

NET INCOME FROM FINANCIAL OPERATIONS                    1,118           1,186             (68)

OTHER OPERATING INCOME (EXPENSES)                        (379)           (536)            158
  Banking Service Fees                                  1,057             997              60
  Result from Op. of Insurance, Capitalization
   and Pension Plans                                       12              19              (7)
  Non-Interest Expenses                                (1,497)         (1,381)           (115)
  Taxes Expenses for ISS, PIS and COFINS                 (151)           (182)             31
  Other Operating Income                                  199              10             188

OPERATING INCOME                                          739             649              89
  Non-Operating Income                                      4              (3)              6

INCOME BEFORE TAX                                         742             647              96
Income Tax and Social Contribution                       (135)            (64)            (72)
Profit Sharing                                            (71)            (49)            (22)
Participacoes Minoritarias nas Subsidiarias                 -               -               -

  NET INCOME                                              536             534               2
---------------------------------------------------------------------------------------------

Note:The item Non-Interest Expenses is composed by Personnel Expenses, Other
     Administrative Expenses, tax expenses for CPMF e Other taxes and Other Operating Expenses.

In the fourth quarter of 2005, the net income of the Banking subsegment reached R$ 536 million, a 0.3% increase in relation to the previous quarter.

The managerial financial margin totaled R$ 1,700 million, which corresponds to a decrease of R$ 55 million, in a comparison between the quarters. The main reason for this fall was the R$ 71 million reduction in the financial margin of treasury, which in turn derived from the lower income from interest rate derivatives transacted in Brazil. The expense for provision for doubtful loans showed 12.9% growth in the quarter; R$ 45 million of provision in excess of the minimum required by the banking authorities was set up in this period. The recovery of loans written off as a loss showed a favorable performance in the quarter, thanks to the campaign carried out in the last month of the year, resulting in an increase of R$ 72 million, when comparing the periods. Banking services fees grew R$ 60 million in the fourth quarter of 2005, undergoing a positive impact from the increase in the volume of personal loans and loans to micro, small and medium businesses, as well as from a greater use of services by customers, because of the seasonal increase in economic activity.

Non-interest expenses totaled R$ 1,497 million in the period, an 8.4% increase in relation to the previous quarter. The organic growth of the segment's operations was responsible for part of this increase; in the quarter, 87 new branches were inaugurated and 471 automated teller machines were installed in the quarter.

The R$ 188 million increase in other operating revenues is basically due to the termination of the partnership contract with America Online Latin America Inc.
(AOLA), as previously commented on in a specific item.

Finally, a smaller tax effect associated with the payment of interest on Own Capital meant that expenses for income tax and the social contribution on net income grew R$ 72 million from one quarter to the next,

28   Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

CREDIT CARDS - ACCOUNT HOLDERS

The pro forma financial statements below were prepared based on Itau internal management information and are intended to report the performance of the businesses connected with the Credit Cards of current account customers, including Itaucard, Orbitall and Redecard.

                                                                      R$ Million

                                                    4TH Q./05       3RD Q./05       VARIATION
---------------------------------------------------------------------------------------------
Managerial Financial Margin                               279             247              33
Result from Loan Losses                                   (88)            (88)             (1)
  Provision for Loan and Lease Losses                    (106)            (99)             (7)
  Credits Recoveries and Renegotiated                      18              12               6
Net Income from Financial Operations                      191             159              32

Other Operating Income / Expenses                          27              (8)             34
  Banking Service Fees                                    408             376              32
  Non-Interest Expenses                                  (344)           (350)              7
  Tax Expenses for ISS, PIS and COFINS                    (58)            (53)             (5)
  Other Operating Income                                   21              20               1

Operating Income                                          218             151              66
  Non-Operating Income                                      0               0               0

Income Before Tax                                         218             152              67
  Income Tax and Social Contribution                      (58)            (42)            (17)
  Profit Sharing                                          (15)            (14)             (2)
Net Income                                                144              96              48
---------------------------------------------------------------------------------------------

The net income from the Credit Card - Current Account Holders segment reached R$ 144 million in the fourth quarter of 2005, growing by 49.4% compared to the prior quarter, due to the financial margin and banking service fees.

The managerial financial margin showed growth due to the increased volume of financing, which also had an impact on the allowance for loan losses, generating greater expense on setting up allowances. The increased revenues from the recovery of written-off credits is due to our ongoing collection efforts, coupled with the enhanced liquidity in the fourth quarter. Service income increased primarily due to the interchange arising from the greater volume of transactions, as well as greater annual fee revenues, reflecting the continued growth in the number of cards. In spite of the higher volume of transactions, non-interest expenses decreased during the period, as the previous quarter was strongly impacted by the accelerated depreciation of Redecard equipment rented to retail establishments.

QUANTITY OF CREDIT CARDS

                              [CHART APPEARS HERE]

Our own credit card base went up from 8,259 thousand in September to 8,510 thousand in December 2005, increasing by 3.0% in the fourth quarter of the year.

The volume of transactions in the period reached R$ 5,0 billion, an increase of 17.7% in relation to the prior quarter. Market share related to the volume of transactions was calculated based upon the total market volume provided by the Brazilian Association of Credit Card Companies and Services (ABECS).

VOLUME OF TRANSACTIONS AND MARKET SHARE

                              [CHART APPEARS HERE]

In December 2005, we had a level of active accounts (accounts that are billed) of 82.3%, of which 81.0% carried out transactions in the last month. The average movement in the quarter was R$ 1,332.63 per account.

QUANTITY OF CREDIT CARDS BY BRAND - DEC 31, 05

                              [CHART APPEARS HERE]

29   Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

INSURANCE, PENSION PLAN AND CAPITALIZATION

The pro forma financial statements below were prepared based on Itau internal management information and are intended to identify the performance of the insurance related businesses.

ON DECEMBER 31, 2005

                                                                      R$ Million

           ASSETS                        INSURANCE    PENSION PLAN CAPITALIZATION   CONSOLIDATED
------------------------------------------------------------------------------------------------
Current and Long-Term Assets                  2,695         13,378          1,247         17,100
  Cash and Cash Equivalents                      16              5              1             21
  Securities                                  1,206         13,001          1,231         15,444
  Other Assets                                1,473            372             16          1,635
Permanent Assets                                160              5             49            207
------------------------------------------------------------------------------------------------
TOTAL ASSETS                                  2,855         13,383          1,296         17,307
------------------------------------------------------------------------------------------------

         LIABILITIES                     INSURANCE   PENSION PLAN  CAPITALIZATION  CONSOLIDATED
------------------------------------------------------------------------------------------------
Current and Long-Term Liabilities             2,396         12,631          1,214         16,014
  Technical Provisions - Insurance            1,267            320              -          1,587
  Technical Provisions - Pension Plan             1         11,940              -         11,941
  Technical Provisions - Capitalization           -              -          1,117          1,111
Other Liabilities                             1,128            371             97          1,374
Allocated Capital Level 1                       459            752             82          1,293
------------------------------------------------------------------------------------------------
TOTAL LIABILITIES                             2,855         13,383          1,296         17,307
------------------------------------------------------------------------------------------------

STATEMENT OF INCOME OF THE SEGMENT

                                                                      R$ Million

               4RD QUARTER / 2005                                INSURANCE      PENSION PLAN   CAPITALIZATION     CONSOLIDATED
------------------------------------------------------------------------------------------------------------------------------
Revenues from Insurance, Pension Plans and
 Capitalization                                                         529            1,187              210            1,923
  Revenues from Insurance (a)                                           529              118                -              647
  Revenues from Pension Plans (b)                                         -            1,069                -            1,069
  Revenues from Capitalization (c)                                        -                -              210              207

Changes in Technical Reserves                                           (36)            (666)            (161)            (860)
  Insurance (d)                                                         (36)             (18)               -              (54)
  Pension Plans (e)                                                       -             (648)               -             (648)
  Capitalization (f)                                                      -                -             (161)            (158)

Pension Plan Benefits Expenses (g)                                        -             (399)               -             (399)
Earned Premiums (h=a+d)                                                 493              100                -              594
Result of Pension Plans and Capitalization
 (i=b+c+e+f+g)                                                            -               22               49               71
Retained Claims (j)                                                    (292)             (31)               -             (323)
Selling Expenses (k)                                                   (123)              (2)              (6)            (132)
Other Operating lncome/(Expenses) of Insurance
 Operations (1)                                                           6              (10)              (1)              (4)
Result from Insurance, Capit. and Pension Plans                          84               80               42              205
(m=h+i+j+k+l)

Financial Margin                                                         49               63               36              156
Service Fees                                                              -               47                -               47
Non-Interest Expenses                                                   (89)             (45)             (36)            (174)
Tax Expenses of ISS, PIS and COFINS                                     (21)              (7)              (3)             (32)
Other Operating Income                                                    2                1                0                4

Operating Income                                                         24              138               39              206

Non-Operating Income                                                      3                0                2                5

Income Before Income Tax and Social Contribution                         27              138               41              212

Income Tax /Social Contribution                                          (0)             (31)             (13)             (46)
Profit Sharing                                                           (6)               0                -               (6)
Net Income                                                               21              107               28              160
------------------------------------------------------------------------------------------------------------------------------
(RAROC) - Return over Level 1 Allocated Capital                        20.4%            75.2%           221.6%            62.7%
------------------------------------------------------------------------------------------------------------------------------
Efficiency Ratio                                                       78.7%            24.5%            48.3%            45.7%
------------------------------------------------------------------------------------------------------------------------------

NB: The consolidated figures do not represent the sum of the parts, because there are intercompany transactions that were only eliminated at the consolidated level.
     The information on VGBL was classified together with the pension plan products
     Non-Interest Expenses are made up of Personnel Expenses, Other Administrative Expenses, Expenses for CPMF and Other Taxes and Other Operating Expenses.

30   Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

INSURANCE, PENSION PLAN AND CAPITALIZATION

ON SEPTEMBER 30, 2005

                                                                      R$ Million

------------------------------------------------------------------------------------------------------------------------------
                          ASSETS                                 INSURANCE      PENSION PLAN   CAPITALIZATION     CONSOLIDATED
------------------------------------------------------------------------------------------------------------------------------
Current and Long-Term Assets                                          2,442           12,070            1,252           15,704
 Cash and Cash Equivalents                                                7                2                1               10
 Securities                                                           1,222           11,774            1,235           14,167
 Other Assets                                                         1,214              293               17            1,526
Permanent Assets                                                        165                5               50              212
------------------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                                          2,607           12,075            1,302           15,916
------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------
                        LIABILITIES                              INSURANCE      PENSION PLAN   CAPITALIZATION     CONSOLIDATED
------------------------------------------------------------------------------------------------------------------------------
Current and Long-Term Liabilities                                     2,179           11,407            1,218           14,735
 Technical Provisions - Insurance                                     1,214              303                -            1,518
 Technical Provisions - Pension Plan                                      1           10,866                -           10,867
 Technical Provisions - Capitalization                                    -                -            1,107            1,101
 Other Liabilities                                                      964              238              112            1,250
Allocated Capital Level 1                                               428              669               84            1,181
------------------------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES                                                     2,607           12,075            1,302           15,916
------------------------------------------------------------------------------------------------------------------------------

STATEMENT OF INCOME OF THE SEGMENT

                                                                      R$ Million

------------------------------------------------------------------------------------------------------------------------------
                     3RD QUARTER / 2005                          INSURANCE      PENSION PLAN   CAPITALIZATION     CONSOLIDATED
------------------------------------------------------------------------------------------------------------------------------
Revenues from Insurance, Pension Plans and Capitalization               521            1,026              188            1,730
 Revenues from Insurance (a)                                            521               99              188              620
 Revenues from Pension Plans (b)                                          -              927                -              927
 Revenues from Capitalization (c)                                         -                -              188              183

Changes in Technical Reserves                                           (56)            (511)            (148)            (712)
 Insurance (d)                                                          (56)              (2)               -              (58)
 Pension Plans (e)                                                        -             (509)               -             (509)
 Capitalization (f)                                                       -                -             (148)            (144)

Pension Plan Benefits Expenses (g)                                        -             (387)               -             (387)
Earned Premiums (h=a+d)                                                 465               97                -              562
Result of Pension Plans and Capitalization (i=b+c+e+f+g)                  -               31               40               69
Retained Claims (j)                                                    (298)             (29)               -             (328)
Selling Expenses (k)                                                   (113)             (14)              (6)            (132)
Other Operating lncome/(Expenses) of Insurance
 Operations (1)                                                           3              (10)              (1)              (8)
Result from Insurance, Capit. and Pension Plans
 (m=h+i+j+k+l)                                                           56               74               33              164

Financial Margin                                                         41               65               23              122
Service Fees                                                              -               45                -               45
Non-Interest Expenses                                                   (80)             (56)             (21)            (156)
Tax Expenses of ISS, PIS and COFINS                                     (15)              (7)              (2)             (24)
Other Operating Income                                                    1                1                0                1

Operating Income                                                          4              123               33              152
Non-Operating Income                                                      3                1                2                6

Income Before Income Tax and Social Contribution                          7              123               35              158
Income Tax /Social Contribution                                           6              (34)             (12)             (38)
Profit Sharing                                                           (6)              (0)               -               (6)

Net Income                                                                7               89               23              114
------------------------------------------------------------------------------------------------------------------------------
(RAROC) - Return over Level 1 Allocated Capital                         6.9%            55.9%            94.2%            39.8%
------------------------------------------------------------------------------------------------------------------------------
Efficiency Ratio                                                       94.7%            31.2%            39.3%            50.5%
------------------------------------------------------------------------------------------------------------------------------

NB: The consolidated figures do not represent the sum of the parts, because there are intercompany transactions that were only eliminated at the consolidated level.
    The information on VGBL was classified together with the pension plan products
    Non-Interest Expenses are made up of Personnel Expenses, Other Administrative Expenses, Tax Expenses for CPMF and Other Taxes and Other Operating Expenses.

31   Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

INSURANCE, PENSION PLAN AND CAPITALIZATION

INSURANCE

The pro forma net income of the insurance companies reached R$ 21 million in the fourth quarter of 2005, showing an increase when compared to the R$ 7 million of the prior quarter.

Earned premiums grew by 6.1% in the period. We highlight earned premiums from automobile insurance, which increased by 12.2% in the quarter, chiefly due to the Protecao Cartao Credicard product.

Retained claims decreased by R$ 6 million, from R$ 298 million to R$ 292 million in the fourth quarter of 2005, primarily because of the reduced level of claims in the automobile line.

The charts below, which include the life insurance line of the Life and Pension Plan segment, depict the breakdown of the earned premiums by line of insurance.

Automobile insurance had a 40.9% share in the total of earned premiums in the fourth quarter, while the share of the life and personal accident line was 30.0%.

COMPOSITION OF EARNED PREMIUMS

                              [CHART APPEARS HERE]

COMBINED RATIO

The decrease by 430 basis points in the combined ratio for insurance transactions resulted from the decrease in the claim level of the automobile line.

                              [CHART APPEARS HERE]

NB: In the calculation of the combined ratio, results from Protecao Cartao Credicard were recorded net under Other Expenses.

NUMBER OF POLICIES - MASS PRODUCTS

                              [CHART APPEARS HERE]

The number of life and personal acident policies showed growth, reaching 1,174 thousand policies at the end of the fourth quarter of 2005.

The number of automobile policies also increased, totaling 848 thousand in the period. The same occurred with the residential products, which totaled 554 thousand policies at the end of the fourth quarter of 2005.

PRIVATE PENSIONS PLANS

The pro forma net income of the private pension plan companies amounted to R$ 107 million in the fourth quarter of 2005, a 20.2% increase in relation to the previous quarter. Such increase was driven by the fall in Selling Expenses.

PENSION PLAN TECHNICAL PROVISIONS

                              [CHART APPEARS HERE]

Note: The Charts for insurance do not include itauseg Saude and Gralha Azul
      Saude, but they do include the life insurance business of itau Vida Previdencia S.A.

32   Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

INSURANCE, PENSION PLAN AND CAPITALIZATION

The table below shows the technical provisions by product and by guaranteed yield for participants.

TECHNICAL RESERVES BY PRODUCT/GUARANTEE IN 12/31/2005

                                                                      R$ Million

---------------------------------------------------------------------------------------
     PRODUCT                GUARANTEED YIELD             OTHER       TOTAL        %
---------------------------------------------------------------------------------------
                     EXCLUSIVE    IGP-M       TR
---------------------------------------------------------------------------------------
                      FUNDS
---------------------------------------------------------------------------------------
VGBL                    7,046          -          -                   7,046        59.0%
PGBL                    3,186          -          -                   3,186        26.7%
TRADITIONAL                 -      1,588         88           -       1,676        14.0%
DEFINED BENEFIT             -          -         27                      27         0.2%
ACCESSORIES                 -          -          -           6           6         0.0%
TOTAL                  10,232      1,588        114           6      11,940       100.0%
---------------------------------------------------------------------------------------

At the end of the fourth quarter of 2005, technical provisions added up to approximately R$ 12 billion, up 9.9% from the previous quarter.

At December 31, 2005, VGBL and PGBL products accounted for 59.0% and 26.7%, respectively, of total pension plan technical provisions.

Offering the customer greater transparency than the former pension plan products with a defined contribution or a defined benefit, VGBL and PGBL have their resources invested in exclusive funds during the accumulation phase, and do not constitute a risk for the company, which merely passes on the yield achieved in the fund.

The Traditional and Defined Benefit plans, which have ceased to be marketed by Itau, offered the customer the guarantee of a minimum yield, tied to an index (IGP-M or TR). At the end of the fourth quarter of 2005, their share in the technical provisions was 14.2%.

It is important to mention that on July 4, 2005, the Official Gazette of the Union published Provisional Measure no. 255/05, which extended the time limit for opting for Definitive Regressive Taxation. Customers who contracted an Itau Private Pension Plan or Itau FAPI before December 31, 2004 had until December 30, 2005 to opt for Definitive Regressive Taxation. Customers contracting new plans have until the last business day of the month subsequent to the contract date to choose the form of taxation.

CAPITALIZATION

The pro forma net income of the capitalization companies reached R$ 28 million in the fourth quarter of 2005, increasing by 21.7% compared to the prior quarter. Such increase is chiefly due to higher revenues from capitalization prizes.

During the quarter, the Super PIC Natal sales campaign was run. This is a single payment capitalization bond for R$ 1,000.00. Under this campaign, approximately 34 thousand bonds were sold, and this contributed towards the portfolio reaching
3.9 million of active bonds, corresponding to R$ 1,111 million in technical provisions. In the past 12 months, cash prizes amounting to R$ 30 million were distributed to 833 customers whose bonds were drawn at random.

The following table shows the changes in the portfolio of capitalization bonds with monthly payments (PIC) and those with a single payment (Super PIC).

NUMBER OF CAPITALIZATION BONDS

                              [CHART APPEARS HERE]

33   Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

INVESTMENT FUNDS AND MANAGED PORTFOLIO

The pro forma financial statements below were prepared based on internal management information and are intended to show the performance of the Investment Fund-related business.

                                                                      R$ Million
--------------------------------------------------------------------------------
                                           4TH Q./05    3RD Q./05    VARIATION
--------------------------------------------------------------------------------
Banking Service Fees                             431          437            (6)
 Mutual Fund Management Fees (*)                 368          384           (16)
 Brokerage Services                               44           34            10
 Custody Services and Managed Portfolios          19           19             0
Transfer for Banking                            (202)        (202)           (0)
Non Interest Expenses                           (106)        (105)           (1)
Taxes Expenses (ISS, PIS and COFINS)             (22)         (22)            0
INCOME BEFORE TAX                                102          108            (6)
Income Tax and Social Contribution               (41)         (48)            7
Profit Sharing                                   (13)         (20)            7
NET INCOME                                        48           40             8
--------------------------------------------------------------------------------

(*)  Not including income from Pension Plans Funds Management.
Obs: The Non-Interest Expenses are made up of personnel expenses, other administrative expenses, other operating expenses and tax expenses with CPMF and others.

In the fourth quarter of 2005, net income of the Investment Fund and Managed Portfolio segment added up to R$ 48 million, compared to R$ 40 million in the prior quarter.

The decrease in revenues from Investment Fund Management, excluding Private Pension Funds, amounting to R$ 368 million in the fourth quarter of 2005, is due to the lower number of business days in the fourth quarter, which impacts management fees. Such reduction was partly offset by a 29.6% increase in Brokerage Service Revenues, which totaled R$ 44 million in the fourth quarter, against R$ 34 million in the previous quarter.

ITAU CORRETORA

In the fourth quarter of 2005, Itau Corretora, whose management is separate from the fund management business, intermediated the volume of R$ 11,500 million on Bovespa, a 10.6% increase compared to the same period of the previous year, and 2.4% compared to the third quarter of 2005.

In December 2005, Itau Corretora improved its position in the brokerage house ranking and now stands as the third largest, with a 6.1% market share. According to the Investidor Institucional magazine ranking announced in December 2005, Itau Corretora's analyst team was considered the best among all its Brazilian peers.

ASSETS UNDER MANAGEMENT

                              [CHART APPEARS HERE]

On the BM&F, Itau Corretora intermediated 9 million contracts in the quarter, moving from the seventh position in 2004 to the fourth position in 2005.

In the fourth quarter of 2005, Itau Corretora, through its Home Broker - www.itautrade.com.br - was responsible for a volume of trading of R$ 1,030 million, with a 9.2% market share, reflecting a 13.8% growth compared to the prior quarter, and 26.8% compared to the same period of the previous year.

34   Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

ITAU BBA

The pro forma income statement of Itau BBA is shown below.

                                                                      R$ Million
--------------------------------------------------------------------------------
                ITAU BBA                   4TH Q./05    3RD Q./05    VARIATION
--------------------------------------------------------------------------------
Managerial Financial Margin                      554          340           214
 o Banking Operations                            304          241            63
 o Treasury                                      206           47           159
 o Management of Foreign Exchange Risk
    from Investments Abroad - net of
    tax effects                                   44           51            (7)

Result from Loan Losses                          127           77            50
  Provision for Loan and Lease Losses            (14)         (63)           50
  Credits Recoveries and Renegotiated            140          140             0

Net Income from Financial Operations             680          416           264

Other Operating Income / (Expenses)             (151)         (63)          (87)
  Banking Service Fees                           108          100             8
  Despesas nao Decorrentes de Juros             (234)        (141)          (94)
  Non-Interest Expenses                          (29)         (26)           (2)
  Other Operating Income                           4            4             0

Operating Income                                 530          353           176
Non-Operating Income                               0            -             0

Income before Tax                                530          354           176
Income Tax and Social Contribution              (119)         (50)          (69)
Profit Sharing                                   (32)         (17)          (15)

Net Income                                       379          287            92
--------------------------------------------------------------------------------

Note:The item Non-Interest Expenses is composed by Personnel Expenses, Other
     Administrative Expenses, tax expenses for CPMF e Other taxes and Other Operating Expenses.

The financial margin in the fourth quarter amounted to R$ 554 million, reflecting a 63.0% increase when compared to the R$ 340 million of the previous quarter.

The financial margin from banking operations totaled R$ 304 million, which represents a 26.0% increase when compared to the previous quarter's margin of R$ 241 million. The quarterly variation occurred because of the increase in the volume of the loan portfolio, while the levels of the spreads were maintained.

With regard to the treasury operations, the net income of R$ 206 million reflects the results arising from Itau BBA's strategies in the Brazilian markets of local debt and foreign exchange rates and in the international sovereign debt market.

The excellent level of the quality of the loan portfolio should be highlighted, with 97% of the loans rated at risk levels "AA", "A" and "B", according to the criteria of Resolution 2682 of the Brazilian Central Bank. In this context, the result from doubtful loans showed a R$ 127 million reversal of provision in the fourth quarter, basically because of the recovery of loans granted to the telecommunications sector.

In the period, the gross income from financial intermediation totaled R$ 680 million, which represents a 63.3% increase when compared to the previous quarter.

Banking service fees totaled R$ 108 million, representing an 8.5% increase in relation to the previous quarter. This change is explained mainly by better results from cash management and investment banking services.

Non-interest expenses totaled R$ 234 million, which represents an increase of 66.9% in relation to the third quarter. Frequently we reassess the profile and potential of the customers in our segments. As a result of this reassessment, we reallocate customers to the most suitable segment and managerially determine the results of this transfer between the segments. In the case of the Itau BBA segment, the managerial effect of this reallocation was an expense of R$ 74 million, classified in non-interest expenses, which basically explains the increase in this item, in relation to the previous quarter. Furthermore, we had the accelerated amortization of equipment in December 2005, in the amount of R$ 9 million.

As a consequence of the items described above, Itau BBA's pro forma net income amounted to R$ 379 million in the fourth quarter, with a 32.2% increase in relation to the previous quarter, which corresponds to an annualized return on average allocated capital (tier I) of 42.5% in the quarter.

35   Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

ITAUCRED

Next, we show Itaucred's pro forma financial statements, which make use of management information generated by the in-house models, so as to reflect more precisely the performance of the business units.

ON DECEMBER 31, 2005

                                                                      R$ Million

------------------------------------------------------------------------------------------
                                                            ITAUCRED
                                       ---------------------------------------------------
                                                  CREDIT CARDS -
                                                    NON-ACCOUNT
              ASSETS                   VEHICLES      HOLDERS         TAII        ITAUCRED
------------------------------------------------------------------------------------------
Current and Long-Term Assets              10,971           2,986       1,895        15,852
Credit Operations                         11,512           3,301       1,997        16,811
(Allowance for Loan Losses)                 (678)           (319)       (111)       (1,109)
Other Assets                                 137               4           9           150
Permanent Assets                              55               5          44           103
------------------------------------------------------------------------------------------
TOTAL ASSETS                              11,026           2,991       1,939        15,955
------------------------------------------------------------------------------------------

                                                                      R$ Million

------------------------------------------------------------------------------------------
                                                            ITAUCRED
                                       ---------------------------------------------------
                                                  CREDIT CARDS -
                                                    NON-ACCOUNT
            LIABILITIES                VEHICLES      HOLDERS         TAII        ITAUCRED
------------------------------------------------------------------------------------------
Current and Long-Term Liabilities          9,950           2,569       1,748        14,267
Securities Repurchase Agreements           9,572             506       1,490        11,569
Borrowings                                    51               -           -            51
Other Liabilities                            328           2,063         257         2,648
Allocated Capital Level 1                  1,076             422         191         1,688
------------------------------------------------------------------------------------------
TOTAL LIABILITIES                         11,026           2,991       1,939        15,955
------------------------------------------------------------------------------------------

FINANCIAL STATEMENT

                                                                      R$ Million

------------------------------------------------------------------------------------------
                                                  CREDIT CARDS -
                                                    NON-ACCOUNT      TAII        ITAUCRED
          4TH QUARTER/05               VEHICLES      HOLDERS
------------------------------------------------------------------------------------------
NET INTEREST MARGIN                          371             275          85           732

 Result from Loan Losses                    (168)            (78)        (62)         (308)
   Provision for Loan and Lease Losses      (190)            (90)        (64)         (344)
   Credits Recoveries and Renegotiated        23              12           2            36

NET INCOME FROM FINANCIAL OPERATIONS         203             197          24           424

OTHER OPERATING INCOME (EXPENSES)            (73)           (116)       (116)         (305)
   Banking Service Fees                      118             131          27           276
   Non-Interest Expenses                    (160)           (239)       (118)         (517)
   Taxes Expenses for ISS, PIS
    and COFINS                               (44)            (25)        (26)          (95)
Other Operating Income                        14              17           1            31

OPERATING INCOME                             130              81         (92)          119
Non-Operating Income                           0               1          (0)            1

INCOME BEFORE TAX                            130              82         (92)          119
Income Tax and Social Contribution           (33)            (23)         33           (23)
Profit Sharing                                (2)             (3)          -            (5)

  NET INCOME                                  95              55         (59)           92
------------------------------------------------------------------------------------------
(RORAC) - Return over Level I
  Allocated Capital                         43.3%           68.8%      -79.8%         25.2%
------------------------------------------------------------------------------------------
Efficiency Ratio                            34.9%           60.0%      135.2%         54.8%
------------------------------------------------------------------------------------------

Note: From 30/09/05 company FIC is being consolidated integrally.
The item Non-Interest Expenses is composed by Personnel Expenses, Other Administrative Expenses, tax expenses for CPMF e Other taxes and Other Operating Expenses.

36   Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

ITAUCRED

ON SEPTEMBER 30, 2005

                                                                      R$ Million

------------------------------------------------------------------------------------------
                                                            ITAUCRED
                                       ---------------------------------------------------
                                                  CREDIT CARDS -
                                                    NON-ACCOUNT
              ASSETS                   VEHICLES      HOLDERS         TAII        ITAUCRED
------------------------------------------------------------------------------------------
Current and Long-Term Assets               9,325           2,564       1,587        13,476
Credit Operations                          9,734           2,779       1,630        14,143
(Allowance for Loan Losses)                 (532)           (219)        (48)         (799)
Other Assets                                 123               5           4           132
Permanent Assets                              56              36          36            97
------------------------------------------------------------------------------------------
TOTAL ASSETS                               9,381           2,569       1,622        13,572
------------------------------------------------------------------------------------------

                                                                      R$ Million

------------------------------------------------------------------------------------------
                                                            ITAUCRED
                                                ------------------------------------------
                                                  CREDIT CARDS -
                                                    NON-ACCOUNT
            LIABILITIES                VEHICLES      HOLDERS         TAII        ITAUCRED
------------------------------------------------------------------------------------------
Current and Long-Term Liabilities          8,431           2,198       1,455        12,085
Securities Repurchase Agreements           8,136             411       1,275         9,823
Borrowings                                    29               -           -            29
Other Liabilities                            267           1,787         180         2,234
Allocated Capital Level 1                    950             370         167         1,487
------------------------------------------------------------------------------------------
TOTAL LIABILITIES                          9,381           2,569       1,622        13,572
------------------------------------------------------------------------------------------

                                                                      R$ Million

------------------------------------------------------------------------------------------
                                                  CREDIT CARDS -
                                                    NON-ACCOUNT
          3RD QUARTER/05               VEHICLES      HOLDERS         TAII        ITAUCRED
------------------------------------------------------------------------------------------
NET INTEREST MARGIN                          324             244          67           635
 Result from Loan Losses                     (92)            (80)        (32)         (203)
   Provision for Loan and Lease Losses      (120)            (90)        (34)         (244)
   Credits Recoveries and Renegotiated        28              11           2            41
NET INCOME FROM FINANCIAL OPERATIONS         232             164          36           431
OTHER OPERATING INCOME (EXPENSES)            (55)           (120)        (97)         (272)
   Banking Service Fees                       96             117           9           221
   Non-Interest Expenses                    (129)           (228)       (103)         (459)
   Taxes Expenses for ISS, PIS and
    COFINS                                   (24)            (23)         (4)          (51)
   Other Operating Income                      2              14           1            17
OPERATING INCOME                             177              44         (62)          159
Non-Operating Income                          (0)              1          (0)            1
INCOME BEFORE TAX                            177              44         (62)          160
Income Tax and Social Contribution           (48)            (10)         23           (36)
Profit Sharing                                (2)             (2)         (0)           (4)
   NET INCOME                                127              32         (39)          120
------------------------------------------------------------------------------------------
(RORAC) - Return over Level
  (Allocated Capital                        69.5%           40.7%      -72.7%         39.1%
------------------------------------------------------------------------------------------
Efficiency Ratio                            32.3%           64.9%      141.1%         55.9%
------------------------------------------------------------------------------------------

Note:The item Non-Interest Expenses is composed by Personnel Expenses, Other
     Administrative Expenses, tax expenses for CPMF e Other taxes and Other Operating Expenses.

37   Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

ITAUCRED

VEHICLES

The loan portfolio of Itaucred's Vehicles subsegment reached a volume of R$ 11,512 million in the fourth quarter of 2005, an increase of 18.3% in relation to the balance of the previous quarter. Because of the rapid growth of the financing and leasing transactions, the managerial financial margin showed an increase of R$ 47 million in the period.The expansion of the loan portfolio, together with the setting up of the excess provision of R$ 93 million for doubtful loans, contributed to the R$ 76 million growth of the expenses associated with credit risk in the period. Likewise, the service fees associated with the approval and release of loans gave an impulse to banking service fees, which showed an increase of R$ 21 million in the quarter. Non-interest expenses suffered an impact from the increase in operational activities and the expansion of the marketing platform, growing R$ 31 million in the last quarter. The increase in operational activities subject to the levying of taxes on this revenue contributed in part towards the increase in expense for ISS, PIS and COFINS taxes of R$ 21 million in the period; especially the increase in expenses for ISS associated with the provision of services by the sales promoters.

As a result of these factors, the net income of the Vehicles subsegment added upto R$ 95 million in the fourth quarter of 2005, against R$ 127 million in the previous quarter.

CREDIT CARDS - NON CURRENT ACCOUNT HOLDERS

The net income generated by the Credit Card - Non Current Account Holders segment was R$ 55 million in the fourth quarter of 2005, growing 71.9% in relation to the previous quarter, due to the financial margin and to the service fee revenues.

The managerial financial margin showed growth due to the larger volume of financing. This also had an impact on provision for doubtful loans, generating greater expense on setting up provisions.

The growth of service fee revenue was due basically to the increase in interchange revenues, which was benefited by a larger volume of transactions.

Non-interest expenses were higher, mainly because of spending on advertising and publicity and as well as greater expenditure on processing, deriving from the larger volume of transactions.

The proportional card base went up from 3,949 thousand in September to 4,033 thousand in December 2005, showing 2.1% growth in the fourth quarter of this year.

QUANTITY OF CREDIT CARDS

                              [CHART APPEARS HERE]

The proportional volume of transactions in the fourth quarter of 2005 totaled R$
3.3 billion, growing 19.3% in relation to the previous quarter.

VOLUME OF TRANSACTIONS

                              [CHART APPEARS HERE]

Market share related to the volume of financing was calculated based upon the total market volume provided by the Brazilian Association of Credit Card Companies and Services (ABECS)

MARKET SHARE (%)

                              [CHART APPEARS HERE]

TAII

Taii closed 2005 with 3.5 million customers, and a loan portfolio of R$ 1,997 million.The process of expanding Taii's outlets was carried on during the quarter both with its own stores and the points of sale in the supermarket chain of Companhia Brasileira de Distribuicao - CBD.

38   Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

                             [GRAPHIC APPEARS HERE]

[LOGO OF ITAU] BANCO ITAU HOLDING FINANCEIRA S.A.

                                 RISK MANAGEMENT

RISK MANAGEMENT

MARKET RISK

Itau regards risk management as an essential instrument for optimizing the use of capital and selecting the best business opportunities, with a view to achieving the best risk/return ratio for its stockholders.

BANCO ITAU HOLDING FINANCEIRA

The table below shows the Global VaR of Banco Itau Holding Financeira. A significant diversification of the risks of the business units can be seen, which makes it possible for the conglomerate to keep total exposure to market risk very small, when compared to its capital.

BANCO ITAU HOLDING VAR *
                                                                     R$ Million
-------------------------------------------------------------------------------
                                                    DEC 31, 05      SEP 30, 05
-------------------------------------------------------------------------------
Fixed  Rate Risk Factor                                    19.1            16.4
Benchmark Rate (TR) Risk Factor                             6.3             6.6
IGPM Risk Factor                                            4.5             9.5
Exchange Indexation Risk Factor                             8.6             5.9
Exchange Variaton Risk Factor (**)                          6.3            17.2
Sovereign Risk Factor                                      15.7            19.4
Equities Risk Factor                                        9.9            13.3
Libor Risk Factor                                           1.1             0.8
-------------------------------------------------------------------------------
Banco Itau Europa                                           1.6             1.1
Banco Itau Buen Ayre                                        0.2             0.2
Diversification Impact                                    (56.2)          (60.7)
-------------------------------------------------------------------------------
Global VaR (**)                                            17.0            29.6
-------------------------------------------------------------------------------

(*) VaR refers to the maximum potencial loss of 1 day, with a 99% confidence level.
(**) Considering the tax effects.

BANCO ITAU

The decrease in VaR levels in terms of virtually all risk factors stems from the reduced volatility levels at the end of the quarter, as well as a better adjustment of the exposure of the portfolios to the current scenario, leading to a moderate reduction in the Structural Gap of Global VaR as of December 31, 2005. It should be noted that the Structural Gap covers commercial transactions and financial instruments which, together, comprise our strategies.

STRUCTURAL GAP ITAU VAR

                                                                      R$ Million
--------------------------------------------------------------------------------
                                                     DEC 31, 05     SEP 30, 05
--------------------------------------------------------------------------------
Fixed  Rate Risk Factor                                     7.6             3.1
Benchmark Rate (TR) Risk Factor                             6.3             6.6
IGPM Risk Factor                                            5.2             7.9
Exchange Indexation Risk Factor                             4.8             5.0
Exchange Variaton Risk Factor (*)                           0.7             2.7
Equities Risk Factor                                       10.6            15.2
Diversification Impact                                    (21.2)          (23.2)
--------------------------------------------------------------------------------
Global VaR (*)                                             14.1            17.3
--------------------------------------------------------------------------------

(*) Considering the tax effects.

During the fourth quarter, the Stress VaR of our Own Portfolio stood on average at R$ 80 million, reaching R$ 115 million on December 30, 2005. The higher Average Stress VaR in the quarter can be attributed to the increase in positions linked to the dollar in the domestic market, as well as in the fixed rate and variable income markets, in order to take advantage of the opportunities arising from the stabilization of trends and declining path of the basic interest rates.

STRESS VAR OF THE PROPRIETARY DESK OF ITAU

--------------------------------------------------------------------------------
                                                    DEC 31, 05      SEP 30, 05
--------------------------------------------------------------------------------
VaR Global                                               (115.4)         (128.3)
--------------------------------------------------------------------------------
Maximum Global VaR in the quarter                        (168.1)         (136.9)
Medium Global VaR in the quarter                          (80.3)          (46.8)
Minimum Global VaR in the quarter                          (2.8)              -
--------------------------------------------------------------------------------

The asset portfolio of the branches in Grand Cayman, New York and Itau Bank is made up of highly liquid securities traded abroad, showing a decline in the Overseas global risk. As a result of the decreased EMBI volatility observed at the end of the quarter, the portfolio VaR also declined.

OVERSEAS VAR

                                                                     US$ Million
--------------------------------------------------------------------------------
                                                    DEC 31, 05       SEP 30, 05
--------------------------------------------------------------------------------
Sovereign Risk Factor                                       4.4             6.0
Libor Risk Factor                                           0.5             0.4
Diversification Impact                                     (1.8)           (0.3)
--------------------------------------------------------------------------------
Global VaR                                                  3.1             6.0
--------------------------------------------------------------------------------
Maximum Global VaR in the quarter                           6.8             6.4
Medium Global VaR in the quarter                            5.2             5.7
Minimum Global VaR in the quarter                           3.1             4.8
--------------------------------------------------------------------------------

BANCO ITAU BBA

As seen in prior periods, Itau BBA closed 2005 with a low exposure to market risk in relation to its capital. Global VaR, with a confidence ratio of 99%, represented 1.0% of the institution's Tier 1 allocated capital. It should be kept in mind that Itau BBA desks are independent from their Itau counterparts.

BANCO ITAU BBA VAR

                                                                      R$ Million
--------------------------------------------------------------------------------
                                                    DEC 31, 05       SEP 30, 05
--------------------------------------------------------------------------------
Fixed Rate Risk Factor                                      3.0             9.3
Exchange Indexation Risk Factor                             2.9             2.8
Exchange Variaton Risk Factor                              11.5             6.4
Equities Risk Factor                                        5.6             8.1
Sovereign Risk Factor                                      13.1             5.3
Diversification Impact                                    (11.5)          (12.1)
--------------------------------------------------------------------------------
Global VaR (*)                                             24.6            19.8
--------------------------------------------------------------------------------
Maximum Global VaR in the quarter                          28.6            30.3
Medium Global VaR in the quarter                           21.2            17.0
Minimum Global VaR in the quarter                          12.7             9.1
--------------------------------------------------------------------------------

(*) Considering the tax effects

40   Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

RISK MANAGEMENT

SECURITIES PORTFOLIO

EVOLUTION OF SECURITIES PORTFOLIO

                                                                      R$ Million

------------------------------------------------------------------------------------------------------------------------------
                                                                                                           VARIATION (%)
                                                                                                    --------------------------
                                   31-DEC-05      %      30-SEP-05      %      30-JUN-05      %      DEC05-SEP05   DEC05-DEC04
------------------------------------------------------------------------------------------------------------------------------
   Public Securities - Domestic        6,638      20.0%      6,794      22.0%      7,486      25.7%         -2.3%        -11.3%
   Public Securities - Foreign           629       1.9%        793       2.6%      1,065       3.7%        -20.7%        -41.0%
Total Public Securities                7,267      21.9%      7,587      24.6%      8,551      29.3%         -4.2%        -15.0%
Private Securities                    12,781      38.6%     11,517      37.4%     12,145      41.6%         11.0%          5.2%
PGBL/VGBL Funds Quotas                10,215      30.8%      9,182      29.8%      6,918      23.7%         11.3%         47.7%
Derivative Financial Instruments       3,236       9.8%      2,944       9.5%      1,962       6.7%          9.9%         65.0%
Additional Provision                    (370)     -1.1%       (400)     -1.3%       (400)     -1.4%         -7.5%         -7.5%
------------------------------------------------------------------------------------------------------------------------------
Total Securities                      33,128     100.0%     30,830     100.0%     29,176     100.0%          7.5%         13.5%
------------------------------------------------------------------------------------------------------------------------------

At December 31, 2005, the balance of the securities portfolio reached R$ 33,128 million, growing by 7.5% from the previous quarter. During the period, the private securities portfolio increased by R$ 11.0%, totaling R$ 12,781 million, while the variation in the balance of quotas of PGBLWGBL funds was 11.3%, reaching R$ 10,215 million. The securities portfolio of the PGBI/VGBL plans belongs to the customers, with a contra entry in liabilities under the heading of Technical Pension Plan Provisions. The balance of the additional provision changed by R$ 30 million quarter-on-quarter, as a result of the reversal to adjust to the current market risk outlook.

The share of government securities in the total securities portfolio at December 31, 2005 was 21.9%, compared to 24.6% in the previous quarter.

PRIVATE SECURITIES PORTFOLIO AND CREDIT PORTFOLIO

Total resources set aside to the financing of economic activities of the various sectors (private securities and credit portfolio) amounted to R$ 80,537 million, a 10.1 % increase from the previous quarter, evidencing our high level of commitment to Brazil's growth and development.

FUNDS INTENDED FOR THE ECONOMIC AGENTS

                                                                      R$ Million

-----------------------------------------------------------------------------------------------------
                                          DECEMBER, 05
-----------------------------------------------------------------------------------------------------
          RISK LEVEL               AA           A           B           C         D - H       TOTAL
-----------------------------------------------------------------------------------------------------
Euro Bond's and Similars            3,729         317          82          38          41       4,206
Certificates of Deposits            3,437         108         120          10           -       3,676
Debentures                          1,026         568          67          51           -       1,712
Shares                                957          88          12           7           0       1,065
Promissory Notes                      240          10         289          15           -         554
Other                                 624         573         339          29           3       1,568
SubTotal                           10,013       1,665         908         151          44      12,781
Credit Operations(*)               14,231      29,688      14,245       3,593       5,999      67,756
Total                              24,244      31,353      15,153       3,743       6,043      80,537
% of Total                           30.1%       38.9%       18.8%        4.6%        7.5%      100.0%
-----------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------
                                        SEPTEMBER, 05
-----------------------------------------------------------------------------------------------------
          RISK LEVEL               AA           A           B           C         D - H       TOTAL
-----------------------------------------------------------------------------------------------------
Euro Bond's and Similars            3,465         390         111          42          52       4,059
Certificates of Deposits            3,016         123          81          11           -       3,230
Debentures                          1,033         552          79          63          10       1,736
Shares                                868         206          25           2           0       1,101
Promissory Notes                       53          32          76          15           -         176
Other                                 504         342         338          28           3       1,215
SubTotal                            8,938       1,644         710         160          65      11,517
Credit Operations(*)               14,013      25,943      13,055       3,048       5,556      61,616
Total                              22,952      27,587      13,765       3,208       5,622      73,133
% of Total                           31.4%       37.7%       18.8%        4.4%        7.7%      100.0%
-----------------------------------------------------------------------------------------------------

(*) Endorsements and Sureties included.

41   Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

RISK MANAGEMENT

CREDIT RISK

CREDIT TRANSACTIONS

During the quarter, Itau carried on its efforts to make available and grant credit, while enhancing the quality of credit and seeking the best risk/return ration in the transactions. Such actions, combined with the demand in the period, led to a significant increase in the portfolio. Credits with a risk rating between "AA" to "B" accounted for 85.8% of the portfolio at December 31, 2005, compared to 86.0% in the prior quarter. At that same date, credits linked to foreign currencies represented 15.4% of the total portfolio, a 0.3 percent point reduction compared to September 2005.

CREDIT OPERATIONS

                              [CHART APPEARS HERE]

Retail trade represented the largest concentration of portfolio risk, accounting for 5.4% of the total in December 2005.

During the quarter, the following sectors posted the most significant growth rates: Electricity Generation and Distribution, with a R$ 723 million increase, or 29.0%, from the prior quarter; Services, up R$ 349 million, or 24.9% from the previous quarter; Service companies, up R$ 310 million, or 19.1%; Agribusiness, with a R$ 280 million rise, or 11.9%; Pharmaceuticals, which increased by R$ 220 million, equal to 96.7% quarter-on-quarter, and Contractors and Real Estate Companies, up 19.6% from the previous quarter, equal to R$ 159 million.

The concentration in the largest portfolio borrowers has shown a downward trend over recent periods. The share of the 100 largest borrowers dropped from 24.7% in September to 24.0% in December 2005. The largest individual borrower represented 0.8% of the total portfolio at the end of the year.

The ratio of nonperforming loans as a percentage of agreements more than 14 days overdue on the total portfolio remained unaltered in comparison with September 2005, at 5.8% of the portfolio.

42   Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

Risk Management

CREDIT PORTFOLIO DEVELOPMENT CONSOLIDATED BY CLIENT TYPE AND CURRENCY

                                                                      R$ Million

------------------------------------------------------------------------------------------------------------------
                                                                                         VARIATION
------------------------------------------------------------------------------------------------------------------
                                      DEC/2005   SEP/2005   DEC/2004     DEC/05 - SEP/05        DEC/05 - DEC/04
                                     -----------------------------------------------------------------------------
TOTAL                                 BALANCE    BALANCE    BALANCE    BALANCE       %        BALANCE        %
------------------------------------------------------------------------------------------------------------------
Individuals                             28,691     25,593     18,272      3,098       12.1%     10,419        57.0%
  Credit Card                            7,216      5,926      5,150      1,290       21.8%      2,066        40.1%
  Personal Loans                        10,320     10,211      6,926        108        1.1%      3,393        49.0%
  Vehicles                              11,155      9,456      6,196      1,699       18.0%      4,960        80.1%

Businesses                              34,524     31,745     30,480      2,779        8.8%      4,044        13.3%

Corporate                               21,740     20,251     20,763      1,489        7.4%        977         4.7%
Small and Medium-Sized Companies        12,784     11,494      9,718      1,290       11.2%      3,066        31.6%

SubTotal                                63,215     57,338     48,752      5,877       10.2%     14,463        29.7%

Mandatory Loans                          4,541      4,278      4,523        263        6.2%         18         0.4%
  Rural Loans                            2,653      2,443      2,627        211        8.6%         27         1.0%
  Mortgage Loans                         1,888      1,835      1,897         53        2.9%         (9)       -0.5%

Total                                   67,756     61,616     53,275      6,140       10.0%     14,481        27.2%
------------------------------------------------------------------------------------------------------------------
LOCAL CURRENCY
------------------------------------------------------------------------------------------------------------------
Individuals                             28,563     25,480     18,156      3,083       12.1%     10,407        57.3%
  Credit Card                            7,213      5,926      5,116      1,287       21.7%      2,097        41.0%
  Personal Loans                        10,195     10,098      6,845         97        1.0%      3,350        48.9%
  Vehicles                              11,155      9,456      6,196      1,699       18.0%      4,960        80.1%

Businesses                              24,014     22,216     19,046      1,798        8.1%      4,968        26.1%
Corporate                               13,820     13,070     11,896        750        5.7%      1,924        16.2%
Small and Medium-Sized Companies        10,194      9,146      7,149      1,048       11.5%      3,045        42.6%

SubTotal                                52,577     47,696     37,201      4,881       10.2%     15,376        41.3%

Mandatory Loans                          4,532      4,271      4,519        261        6.1%         13         0.3%
  Rural Loans                            2,653      2,443      2,627        211        8.6%         27         1.0%
  Mortgage Loans                         1,879      1,828      1,893         50        2.8%        (14)       -0.7%

Total                                   57,109     51,967     41,721      5,142        9.9%     15,388        36.9%
------------------------------------------------------------------------------------------------------------------
FOREIGN CURRENCY
------------------------------------------------------------------------------------------------------------------
Individuals                                128        113        116         15       12.9%         12        10.4%
  Credit Card                                3          -         34          3          -         (31)      -90.4%
  Personal Loans                           125        113         82         11       10.0%         43        52.5%
  Vehicles                                   -          -          -          -          -           -           -

Businesses                              10,510      9,529     11,435        981       10.3%       (925)       -8.1%

Corporate                                7,920      7,181      8,866        739       10.3%       (946)      -10.7%
Small and Medium-Sized Companies         2,590      2,347      2,568        242       10.3%         22         0.8%

SubTotal                                10,638      9,642     11,551        996       10.3%       (913)       -7.9%

Mandatory Loans                              9          7          4          2       34.5%          5       133.1%
  Rural Loans                                -          -          -          -          -           -           -
  Mortgage Loans                             9          7          4          2       34.5%          5       133.1%

Total                                   10,647      9,649     11,555        998       10.3%       (907)       -7.9%
------------------------------------------------------------------------------------------------------------------

Note: Endorsements and sureties included.

DEPOSITS

At December 31, 2005, the balance of deposits added up to R$ 50,520 million, a 13.6% increase in the quarter. The higher positive change was once more seen in time deposits received, with a balance of R$ 17,402 million at the end of the year, compared to R$ 14,712 million in September 2005. The increase in the time deposit balance is associated with the growing funding requirements to support the expanded credit offer. Itau's wide network and solid deposit base ensure the bank's competitive edge.

Furthermore, demand deposits increased by 23.5% during the quarter, totaling R$ 12,689 million. Such growth is partly attributable to the increased level of commercial activity in the fourth quarter associated with the holiday season.

DEPOSITS BALANCE

------------------------------------------------------------------------------------------------------------------------------
                                                                                                           VARIATION (%)
                                                                                                     -------------------------
                                   31-DEC-05      %      30-SEP-05      %      31-DEC-04      %      DEC05-SEP05   DEC05-DEC04
------------------------------------------------------------------------------------------------------------------------------
Demand deposits                       12,689      25.1%     10,274      23.1%     11,156      26.5%         23.5%         13.7%
Savings deposits                      19,783      39.2%     18,564      41.7%     19,197      45.7%          6.6%          3.0%
Interbank deposits                       646       1.3%        938       2.1%        647       1.5%        -31.2%         -0.3%
Time deposits                         17,402      34.4%     14,712      33.1%     11,029      26.2%         18.3%         57.8%
------------------------------------------------------------------------------------------------------------------------------
Total Deposits                        50,520     100.0%     44,488     100.0%     42,030     100.0%         13.6%         20.2%
------------------------------------------------------------------------------------------------------------------------------

SOLVENCY

The solvency ratio (Basel) stood at 17.0% as of December 2005, corresponding to a 0.6% percentage point reduction when compared to the prior quarter. Such decrease was primarily driven by the acquisition of shares to be held in

43   Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

ANALYSIS OF THE CONSOLIDATED BALANCE SHEET

BALANCE SHEET BY CURRENCY (*)

The Balance Sheet by Currency shows the balances linked to the local and foreign currencies. At December 31, 2005, the net foreign exchange position, including investments abroad and disregarding the portion of minority interests, was a liability totaling US$ 1,604 million. It should be pointed out that the gap management policy adopted by the Bank takes into consideration the tax effects of this position. As the profit from exchange rate variation on investments abroad is not taxed, we have set up a hedge (a liability in foreign exchange derivatives) larger in volume than the protected asset, such that the profit from foreign currency exposure, net of tax effects, is in keeping with the strategy of low exposure to this risk adopted by us.

                                                                      R$ million

------------------------------------------------------------------------------------------------------------------------------
                                                                              DEC 31, 05                            SEP 30, 05
------------------------------------------------------------------------------------------------------------------------------
                                                                                                                   BUSINESS IN
                                                                           BUSINESS IN BRAZIL                         BRAZIL
                                                                                 LOCAL       FOREIGN    BUSINESS     FOREIGN
                      ASSETS                         CONSOLIDATED     TOTAL     CURRENCY    CURRENCY     ABROAD      CURRENCY
------------------------------------------------------------------------------------------------------------------------------
Cash and Cash Equivalents                                   2,085       1,842       1,694         147         277           92
Short-term Interbank Deposits                              22,877      17,346      16,847         499       7,293          832
Securities                                                 33,128      24,857      24,129         727      11,862          853
Loan and Leasing Operations                                56,528      52,121      48,257       3,864       5,822        3,480
Other Assets                                               33,749      33,892      29,045       4,847       1,343        5,647
     Foreign Exchange Portfolio                             6,514       7,747       3,006       4,741           0        5,584
     Other                                                 27,235      26,145      26,039         106       1,343           64
Permanent Assets                                            2,875       8,847       2,330       6,518         555        6,096
     Investments in                                           749       6,804         286       6,518         491        6,096
     Fixed Assets                                           1,854       1,787       1,787           0          48            0
     Deferred Expenses                                        272         256         256           0          16            0
TOTAL ASSETS                                              151,241     138,904     122,302      16,602      27,153       17,000
DERIVATIVES - CALL POSITIONS
     Futures                                                                                    7,581                    6,264
     Options                                                                                    6,320                    2,827
     Swaps                                                                                      4,360                    4,658
     Other                                                                                      1,850                    1,082
------------------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS AFTER ADJUSTMENTS (a)                                                             36,713                   31,830
------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------
                                                                              DEC 31, 05                            SEP 30, 05
------------------------------------------------------------------------------------------------------------------------------
                                                                                                                   BUSINESS IN
                                                                           BUSINESS IN BRAZIL                         BRAZIL
                                                                                 LOCAL       FOREIGN    BUSINESS     FOREIGN
                  LIABILITIES                        CONSOLIDATED     TOTAL     CURRENCY    CURRENCY     ABROAD      CURRENCY
------------------------------------------------------------------------------------------------------------------------------
Deposits                                                   50,520      44,075      44,073           2       6,747            1
     Demand Deposits                                       12,255      11,421      11,419           2         869            1
     Savings Accounts                                      19,783      19,516      19,516           0         267            0
     Interbank Deposits                                       646         319         319           0         327            0
     Time Deposits                                         17,402      12,385      12,385           0       5,284            0
     Other Deposits                                           434         434         434           0           0            0
Deposits Received under Securities Repo Agreements         22,031      20,257      20,272         (15)      1,775            0
Funds from Acceptances and Issue of Securities              4,961       5,736       1,524       4,212       2,779        3,700
Borrowings and On-lending Borrowings                        9,156       7,959       4,831       3,128       3,898        2,550
Derivative Financial Instruments                            2,436       1,089       1,089           0       1,366            0
Other Liabilities                                          30,744      28,531      23,351       5,180       3,933        5,955
     Foreign Exchange Portfolio                             6,634       7,880       3,591       4,289           0        4,863
     Other                                                 24,110      20,651      19,760         891       3,933        1,092
Technical Provisions of Insurance, Pension Plans
 and Capitalization - unrestricted                         14,640      14,640      14,640           0           0            0
Deferred Income                                                71          57          57           0          14            0
Minority Interest in Subsidiaries                           1,124       1,000       1,000           0         123            0
Stockholder's Equity                                       15,560      15,560      15,560           0       6,518            0
     Capital and Reserves                                  10,308      10,308      10,308           0       6,071            0
     Net Income                                             5,251       5,251       5,251           0         447            0
TOTAL LIABILITIES                                         151,241     138,904     126,397      12,507      27,153       12,206
DERIVATIVES - PUT POSITIONS
     Futures                                                                                    8,710                   10,846
     Options                                                                                    4,330                    3,016
     Swaps                                                                                     12,767                    7,003
     Other                                                                                      1,540                    2,044
------------------------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES AFTER ADJUSTMENTS (b)                                                        39,854                   35,114
------------------------------------------------------------------------------------------------------------------------------
FOREIGN EXCHANGE POSITION (c = a - b)                                                          (3,141)                  (3,284)
FOREIGN EXCHANGE POSITION OF MINORITY
 STOCKHOLDERS' (d)                                                                               (614)                    (582)
NET FOREIGN EXCHANGE POSITION AFTER MINORITY
 STOCKHOLDERS' (c + d) R$                                                                      (3,755)                  (3,866)
NET FOREIGN EXCHANGE POSITION AFTER MINORITY
 STOCKHOLDERS' (c + d) US$                                                                     (1,604)                  (1,740)
------------------------------------------------------------------------------------------------------------------------------

(*) It does not exclude transaction between local and foreign business.

44   Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

ACTIVITIES ABROAD

ACTIVITIES ABROAD

We have a prominent place abroad amongst the private capital economic groups. This presence is borne out by strategically located units in the Americas, Europe and Asia, which makes for important synergy in financing foreign trade, in placing Eurobonds, in providing more sophisticated financial transactions (structured notes), in private banking operations in Luxembourg, and in international transfers of funds, particularly Japan, with the 26 thousand post office service terminals and China, in which the activities of our representative office started in 2005. At December 31, 2005, our consolidated investments abroad totaled R$ 6,518 million (US$ 2,784 million), including non-financial business.

HIGHLIGHTS - UNITS ABROAD

                                                                      R$ Million

---------------------------------------------------------------------------------------------------------------------------
                                                                                        COMMENTS ON THE VARIATION
UNIT ABROAD                                     DEC 31, 05     SEP 30, 05                IN THE QUARTERLY RESULTS
---------------------------------------------------------------------------------------------------------------------------
BRANCHES ABROAD
Assets                                               8,337          6,799     Lower income from derivative financial
                                                                              instruments, partially offset by
Stockholder's Equity                                 1,916          1,805     corresponding transactions booked in Brazil.
Income accumulated in the Financial Year               (10)           (20)
Income in the Quarter                                   10             39
Quarterly annualized ROA                               0.5%           2.3%
Quarterly annualized ROE                               2.1%           8.9%
---------------------------------------------------------------------------------------------------------------------------
ITAU BANK, LTD.
Assets                                               3,441           2906     Lower income from derivative financial
                                                                              instruments, partially offset by
Stockholder's Equity                                 1,330          1,272     corresponding transactions booked in Brazil.
Income accumulated in the Financial Year                64             62
Income in the Quarter                                    3             20
Quarterly annualized ROA                               0.3%           2.7%
Quarterly annualized ROE                               0.8%           6.3%
---------------------------------------------------------------------------------------------------------------------------
BANCO ITAU BUEN AYRE SA
Assets                                               1,271          1,221     Higher income from loan transaction revenues.
Stockholder's Equity                                   231            218
Income accumulated in the Financial Year                12              1
Income in the Quarter                                   11              1
Quarterly annualized ROA                               3.5%           0.3%
Quarterly annualized ROE                              20.5%           1.9%
---------------------------------------------------------------------------------------------------------------------------
Banco Itau Europa SA Consolidated
Assets                                               8,113          7,386     Higher income from the investment in
                                                                              Banco BPI, which in 2005 achieved
Stockholder's Equity                                 1,098          1,049     30.2% growth in its net income.
Income accumulated in the Financial Year               114             96
Income in the Quarter                                   18             12
Quarterly annualized ROA                               0.9%           0.7%
Quarterly annualized ROE                               6.8%           4.7%
---------------------------------------------------------------------------------------------------------------------------
BANCO BBA AND SUBSIDIARIES (1)
Assets                                              12,065          9,200     Higher income due to the appreciation and
                                                                              trading of Brazilian sovereign
Stockholder's Equity                                 1,949          1,750     debt securities.
Income accumulated in the Financial Year               178             72
Income in the Quarter                                  106             45
Quarterly annualized ROA                               3.6%           2.0%
Quarterly annualized ROE                              23.6%          10.7%
---------------------------------------------------------------------------------------------------------------------------

(1) BBA-Creditanstalt Bank Ltd., Banco Itau-BBA S.A. - Nassau Branch, BBA Representaciones S.A., Banco BBA-Creditanstalt S.A.- Sucursal Uruguai, Nevada Woods S.A., Karen International Ltd., Mundostar SA, AKBAR- Marketing e Servicos Ltda., BBA Overseas Ltd and BBA Icatu Securities, INC.

45   Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

ACTIVITIES ABROAD

TRADE LINES RAISING

Our comprehensive relationship with correspondent banks ensures great power of penetration and diversification as to the sources of funds; coupled with a better perception of the fundamentals of the Brazilian economy, this is leading to a substantial increase in supply and to longer terms, while funding costs are being maintained at record levels.

TRADE LINE DISTRIBUTION

-------------------------------------------------------------------------------
GROUP/COUNTRY                                                     PARTICIPATION
-------------------------------------------------------------------------------
Europe                                                                 55%
United States                                                          26%
Latin America                                                          12%
Canada                                                                  3%
Asia                                                                    3%
-------------------------------------------------------------------------------

PERFORMANCE OF OVER-LIBOR SPREAD ON TRADE LINES (% p.a.)

-------------------------------------------------------------------------------
                                                                DUE TO:
   AT:                                                 180 DAYS        360 DAYS
-------------------------------------------------------------------------------
Jun 30,05                                                 0.200%          0.300%
Sep 30,05                                                 0.200%          0.300%
Dec 31,05                                                 0.150%          0.250%
-------------------------------------------------------------------------------

FINANCIAL FUNDING

In the course of the fourth quarter of 2005, we concluded a Liquidity Facility transaction of US$ 250 million, linked to the payment order securitization program, which can be used in an 8-year period, with an issue of (euro) 100 million for a 10-year term and at investment grade.

MAIN ISSUES OUTSTANDING (1)

We highlight below the main financial issues outstanding in the fourth quarter of 2005.

                                                                     US$ MILLION

---------------------------------------------------------------------------------------------------------
                                                                       ISSUES    AMORTIZATIONS
                                                        BALANCE AT       IN           IN       BALANCE AT
     INSTRUMENT                  COORDINATOR             SEP 30,05  THE QUARTER   THE QUARTER   DEC 31,05
---------------------------------------------------------------------------------------------------------
Fixed Rate Notes (2)   Merrill Lynch                        264                                    254
Fixed Rate Notes       Merrill Lynch and Itaubank           100                                    100
Fixed Rate Notes       Merrill Lynch and Itaubank            80                                     80
Fixed Rate Notes       Merrill Lynch                        105                                    105
Fixed Rate Notes       ABN Amro Bank and Itaubank           125                                    125
Floating Rate          Banca IMI e Royal Bank of            180                                    177
Notes(3)               Scotland
Floating Rate Notes    Itaubank                             393                                    393
Floating Rate          Itau Europa, HypoVereinsbank         240                                    237
Notes(4)               and ING Luxembourg
Floating Rate Notes    Merrill Lynch                        105                                    105
Floating Rate          HypoVereinsbank and ING              240                                    237
Notes(4)
Floating Rate Notes    Calyon                               140                                    140
Floating Rate Notes    Calyon                               200                                    200
Floating Rate          Itau Europa, HypoVereinsbank                      118                       118
Notes(5)               and LB Baden Wuerttemberg
Other Notes(8)                                              376                                    356
Total                                                     2,549          118           0         2,627
---------------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------
                                                                            MATURITY
     INSTRUMENT                  COORDINATOR              ISSUE DATE          DATE          COUPON %
--------------------------------------------------------------------------------------------------------
Fixed Rate Notes (2)   Merrill Lynch                      08/13/2001       08/15/2011         4.250%
Fixed Rate Notes       Merrill Lynch and Itaubank         08/13/2001       08/15/2011        10.000%
Fixed Rate Notes       Merrill Lynch and Itaubank         11/09/2001       08/15/2011        10.000%
Fixed Rate Notes       Merrill Lynch                      11/25/2003       09/20/2010         5.010%
Fixed Rate Notes       ABN Amro Bank and Itaubank         01/31/2005       01/31/2008         4.375%
Floating Rate          Banca IMI e Royal Bank of          07/24/2003       07/24/2006      Euribor(7) +
Notes(3)               Scotland                                                               0,55%
Floating Rate Notes    Itaubank                           12/31/2002       03/30/2015       Libor(6) +
                                                                                              1,25%
Floating Rate          Itau Europa, HypoVereinsbank       06/25/2004       07/12/2007      Euribor(7) +
Notes(4)               and ING Luxembourg                                                     0,45%
Floating Rate Notes    Merrill Lynch                      07/07/2004       03/20/2011       Libor(6) +
                                                                                              0,65%

Floating Rate          HypoVereinsbank and ING            06/22/2005       06/22/2010      Euribor(7) +
Notes(4)                                                                                      0,375%
Floating Rate Notes    Calyon                             06/30/2005       06/20/2008       Libor(6) +
                                                                                              0,30%
Floating Rate Notes    Calyon                             06/30/2005       09/20/2012       Libor(6) +
                                                                                              0,20%
Floating Rate          Itau Europa, HypoVereinsbank       12/22/2005       12/22/2015      Euribor(7) +
Notes(5)               and LB Baden Wuerttemberg                                              0,55%
Other Notes(8)
Total
---------------------------------------------------------------------------------------------------------

(1)  Amounts refer to principal amounts.
(2)  Amount in US$ equivalent to JPY 30 billion
(3), (4) e (5) Amounts in US$ equivalent to 150 million, 200 million and a 100 million, respectively
(6)  180 < day Libor
(7)  90 < day Euribor
(8)  Structured and Credit Linked Notes

46   Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

                             [GRAPHIC APPEARS HERE]

[LOGO OF ITAU]  BANCO ITAU HOLDING FINANCEIRA S.A.

                               OWNERSHIP STRUCTURE

OWNERSHIP STRUCTURE

OWNERSHIP STRUCTURE

Itau manages its corporate structure in a way that makes the best use of its capital amongst the various operating segments of the company, mitigating possible inefficiencies arising from the organization of our interests in the companies. The abridged organization chart of Itau's structure is shown below.

-------------------------------------------------------------------------------------------------------------
BANCO ITAU HOLDING FINANCEIRA S.A.                           DEC 31, 05       SEP 30, 05         DEC 31, 04
-------------------------------------------------------------------------------------------------------------
Stockholder's                                                      51,624            49,362            48,706
Outstanding Preferred Shares (in thousand)                        502,434            50,902            52,647
Outstanding Common Shares (in thousand)                           601,575            60,498            60,624
-------------------------------------------------------------------------------------------------------------
Outstanding Shares (in thousand)                                1,104,009           111,400           113,271
-------------------------------------------------------------------------------------------------------------
Preferred Shares in Treasury (in thousand)                         24,544             1,795              2251
CommonShares in Treasury (in thousand)                              4,388                98                63
-------------------------------------------------------------------------------------------------------------
Shares in Treasury (in thousand)                                   28,932             1,894             2,314
-------------------------------------------------------------------------------------------------------------

NB: On 10/20/04, a reverse split of shares was carried out

We have shares in treasury as to make up for the non exercised options by the administrators.

Note 16 to the Financial Statements includes information and details on the average acquisition cost of treasury shares, as well as changes in the options granted to group executives under the "Plan for Granting Stock Options".

                              [CHART APPEARS HERE]

Note:The percentage above refers to the total of direct and indirect participation.
(*)  Subject to Central Bank approval.

48   Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

PERFORMANCE IN THE STOCK MARKET

Itau Holding's preferred stock (ITAU4) closed 2005 at R$ 56.30 per share, with an appreciation of 41.1%, while common stock (ITAU3), appreciated by 34.3%, trading at R$ 47.01 per share at year-end. ADRs (ITU) traded on the NYSE were quoted at US$ 24.02 per ADR, with an appreciation of 59.8%. Our market capitalization reached R$ 62.2 billion at the end of 2005, corresponding to a 37.5% appreciation. At the end of the year, the market capitalization of our preferred stock (PN) represented 4 times its book value.

---------------------------------------------------------------
          AVERAGE DAILY VALUE OF TRADE IN R$ MILLIONS
---------------------------------------------------------------
                   BOVESPA                NYSE          TOTAL
---------------------------------------------------------------
     2002             22                    8             30
     2003             23                   12             35
     2004             31                   19             50
     2005             59                   42            101
---------------------------------------------------------------

Noteworthy developments during 2005 were:

a) The average daily trading volume of our shares and ADRs increased significantly, by 104.9%.

b) 58.5% of our average daily financial volume corresponded to shares traded on Bovespa.

SHARE PRICE PERFORMANCE - IN R$

---------------------------------------------------------------
                                   PREFERRED           COMMON
IN 2005                             SHARES             SHARES
---------------------------------------------------------------
Maximum in year (a)                 59.89               50.00
Average in year                     47.15               41.52
Minimum in year (b)                 37.55               33.00
Variation % (a/b)                    59.5%               51.5%
Price (*)                           56.30               47.01
---------------------------------------------------------------

(*) At December 29, 2005

DIVIDENDS / INTEREST ON OWN CAPITAL (IOC)

                              [CHART APPEARS HERE]

Over the past 10 years, Itau Holding distributed 35% of Net Income, on average, to its shareholders as Dividends/ Interest on Own Capital. Additionally during the past 15 years, no capital increase in cash was carried out, while Dividends/Interest on Own Capital distributed to our shareholders were in excess of R$ 8.6 billion.

In 2005, for the fourth consecutive year, the Board of Directors approved an increase of the unit monthly dividend (from R$ 0.017 to R$ 0.021 per share), and accordingly the Dividend/Interest on Own Capital distributed totaled R$ 1,852 million (R$ 1.68 per share).

SIGNIFICANT EVENTS
"STOCK SPLIT"

Under our stock split procedure, on October 3, 2005, 9 new shares were distributed for each preferred and common share outstanding on the Sao Paulo Stock Exchange (Bovespa) and, on October 6, 2005, 4 new ADRs were distributed for each ADR outstanding on the New York Stock Exchange (NYSE). As a result of this transaction, each ADR now represents one preferred share. Our stock capital is currently comprised of 1,132,941,290 book entry shares, with no par value, of which 605,963,420 are common and 526,977,870 are preferred shares.

"RECOGNITIONS - FOURTH QUARTER OF 2005"

APIMEC* Award - Federal District - Best Meeting of 2004
APIMEC* Award - RIO - Best Meeting of 2004
APIMEC* Award - Northeast - Best Meeting of 2004
Walter Fredrich 2004 Award (APIMEC* - South) - Best Meeting

* Brazilian Association of Analysts and Investment Professionals in the Capital Market

SUBSEQUENT EVENT

In January 2006, Itau Holding and XL Capital Ltd. (XL) executed an Memorandum of Understanding whereby a new insurance company will be formed in Brazil, engaging in the large commercial and industrial risk insurance market.

Management believes that this transaction will leverage synergies between Itau and XL, by associating our knowledge and penetration in the Brazilian market with XL's expertise in large risk insurance underwriting and reinsurance capacity, for the benefit of our customers and insurance brokers. It should also be pointed out that the proposed partnership was designed bearing in mind the potential changes in the regulation of the reinsurance industry in Brazil, currently under discussion in the Brazilian Congress.

PERFORMANCE CULTURE

The higher market capitalization, the significant increase in the liquidity of our stock, and the launch of differentiated products and services for the capital market, among other initiatives, reflect the enhancement of Itau Holding's Performance Culture, which aims at creating value for our stockholders and focusing on sustained profitability. As a result of the strategic long-term vision of our Performance Culture, the return on stockholders' equity has remained above 30% over the past fourteen quarters.

RETURN ON AVERAGE EQUITY (%) (*)

                              [CHART APPEARS HERE]

(*)  Annualized ROE

49   Management Discussion and Analysis
                               Banco Itau Holding Financeira S.A. [LOGO OF ITAU]

[LOGO OF PRICEWATERHOUSECOOPERS]

--------------------------------------------------------------------------------
                                               PricewaterhouseCoopers
                                               Av. Francisco Matarazzo, 1700
                                               Torre Torino
                                               Caixa Postal 61005
                                               05001 -400 Sao Paulo, SP - Brasil
                                               Telefone(0xx11)3674-2000

Report of Independent Auditors on Supplementary Information

To the Board of Directors and Stockholders
Banco Itau Holding Financeira S.A.

1. In connection with our audit of the financial statements of Banco Itau Holding Financeira S.A. and Banco Itau Holding Financeira S.A. and its subsidiaries as of December 31, 2005 and 2004, on which we issued an unqualified opinion dated February 14, 2005, we performed a review of the supplementary information included in Management's Report on the Consolidated Operations of Banco Itau Holding Financeira S.A. and its subsidiaries.

2. Our work was performed in accordance with specific rules set forth by the Institute of Independent Auditors of Brazil (IBRACON), in conjunction with the Federal Accountancy Council, for the purpose of reviewing the accounting information contained in the supplementary information of Management's Report on the Consolidated Operations of Banco Itau Holding Financeira S.A. and its subsidiaries, and mainly comprised: (a) inquiry of, and discussion with, management responsible for the accounting, financial and operational areas of the Bank with regard to the main criteria adopted for the preparation of the accounting information presented in the supplementary information and (b) a review of the significant information and of the subsequent events which have, or could have, significant effects on the financial position and operations of the Bank and its subsidiaries. The supplementary information included in Management's Report on the Consolidated Operations is presented to permit additional analysis. Notwithstanding, this information should not be considered an integral part of the financial statements.

3. On the basis of our review, we are not aware of any material modifications that should be made to the accounting information contained in this supplementary information, in order for it to be adequately presented, in all material respects, in relation to the financial statements at December 31, 2005 taken as a whole.

Sao Paulo, February 14, 2006

PricewaterhouseCoopers                         /s/ Ricardo Baldin
-----------------------                        -------------------
PricewaterhouseCoopers                         Ricardo Baldin
Auditores Independentes                        Contador
CRC 2SP000160/O-5                              CRC 1SP110374/O-0

                             [GRAPHICS APPEAR HERE]

DECEMBER 2005

                [LOGO OF ITAU] BANCO ITAU HOLDING FINANCEIRA S.A.

                          COMPLETE FINANCIAL STATEMENTS

                       BANCO ITAU HOLDING FINANCEIRA S.A.

                       INFORMATION ON THE RESULTS FOR 2005

We present below the results of Itau for 2005. The complete financial statements and the Management's Discussion and Analysis are available on the Itau website (http://www.itauri.com.br).

1. Consolidated net income totaled R$ 5,251 million in 2005, with return of 35.3% on average consolidated stockholders' equity. Consolidated stockholders' equity totaled R$ 15,560 million, a 11.4% increase as compared to the previous year, and referential equity for operating limits calculation purposes was R$ 20,644 million, resulting in a Basil ratio of 17.0%, which is above the minimum required by authorities. Itau preferred and common shares for the year rose 46.5% and 47.0%, respectively, while the Bovespa index rose 29.7%. Interest on own capital that was provided for and paid to stockholders totaled R$ 1,852 million, at the rate of R$ 1.68 per share.

2. Itau employed 51,036 people at the end of 2005, an increase of 5,720 new employees, because of the expansion of its business, mainly in consumer credit segment. Fixed compensation plus charges and benefits totaled R$ 3,357 million or an average of R$ 71 thousand per employee for the year. Welfare benefits granted to employees and their dependants totaled R$ 588 million. Additionally, Itau invested R$ 58 million in education, training, and development programs.

3. Itau paid or provided for its own taxes and contributions for the year in the amount of R$ 5,279 million. Additionally the amount of R$ 6,339 million in taxes was withheld from clients, collected and paid.

4. The efficiency ratio reached 50.3%, featuring a significant increase as compared to 53.9% for 2004. It reflects the ongoing efforts made by Itau to control costs and increase revenues.

5. Consolidated assets totaled R$ 151,241 million, a 16.0% increase as compared to 2004. The loan portfolio, including guarantees and sureties, grew 27.2% per year, totaling R$ 67.756 million. Noteworthy is the 31.6% growth in the segment of micro, small and middle market companies, and 57.0% in credit to individuals.

6. Total own free, raised and managed funds increased 17.5% for the year, totaling R$ 248,113 million. Time deposits grew 57.8%. The total amount of technical provisions for insurance, pension plan and capitalization reached R$ 14,640 million, an increase of 32.8% as compared to 2004. Premiums earned and the result of capitalization and pension plans grew 15.4% for the year.

7. Moody's and Fitch Ratings, major international rating agencies, raised Itau's Financial Strength and Individual ratings, respectively. Such upgrades reflect the strong financial performance of the Bank, associated with improvements in operating efficiency and consistent profitability. These ratings rank Itau as the best Brazilian bank. Itau was also recognized as the Best Brazilian bank by Euromoney and Global Finance magazines, and the most ethical and best managed bank among top banks in Latin America by Latin Finance/Management & Excellence magazine.

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
December 31, 2005                                                             52

8. One more time, Itau was selected as one of the companies that make up the Dow Jones Sustainability World Index (DJSWI), and it is the only Latin American bank in this Index that evaluates companies' corporate sustainability. Itau Holding was also selected to be part of the theoretical portfolio of the Business Sustainability Index of Bovespa
     (ISE), with a participation of 17.3%. ISE was created as a benchmark for socially responsible investments and indicator of good practices in the Brazilian business environment.

9. The value of the Itau brand is US$ 1,342 million, an increase of 11.7% in relation to 2004. Since the beginning of this evaluation, it is considered the most valuable brand of the country, according to the British consulting company Interbrand.

10. Important initiatives reflected Itau's concern for social and environmental issues, among which are the creation of the Social and Environmental Responsibility Executive Committee Commission, the Corporate Liaison Office, the campaign "O Itau quer ouvir voce" (Itau wants to hear your opinion), and the adoption of a methodology that includes social and environmental assessment criteria for the financing of projects for middle market companies.

11. The programs of Instituto Itau Cultural totaled R$ 26 million. The Rumos (Directions) Program received over 1,500 applications from the whole country for categories Visual Arts and Cultural and Art Education. Noteworthy are also the exhibit "O Corpo na Arte Contemporanea Brasileira" (The Body in Brazilian Contemporary Art) and the "Cinetico Digital" exhibit, visited by over 130 thousand people. Fundacao Itau Social invested R$ 22 million in own projects and in more of 100 partnerships and supports to institutions. Noteworthy is the 6th edition of the Itau-Unicef Award, with 1,682 participant projects and the 1st edition of the Itau Support to Entrepreneurs Award, with the participation of 44 Civil Society Organizations of Public Interest (OSCIPs) that work with micro credit.

12. Several initiatives and events, aiming the employees and the community, marked the celebration of Itau's 60th anniversary. Lectures about subjects related to Corporate Social Responsibility taken place at Instituto Itau Cultural headquarter. Concerts with famous artists were realized at Paulista Avenue, in subway stations and at several locations all over Sao Paulo city. In total, 100 presentations were promoted. Noteworthy, was the New Year's Eve celebration concert at Paulista Avenue.

13. On January 30, 2006, Itau Holding and XL Capital Ltd. (XL) signed a Memorandum of Understanding aiming to create a new insurance company in Brazil, which will operate in the commercial and industrial insurance markets of high risk.

Sao Paulo, February 20, 2006.

Olavo Egydio Setubal

Chairman

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
December 31, 2005                                                             53

MANAGEMENT REPORT - 2005

To our Stockholders:

We present the Management Report and financial statements of Banco Itau Holding Financeira S.A. (Itau Holding) and its subsidiaries for 2005, in accordance with the regulations established by the Brazilian Corporate Law, the Central Bank of Brazil (BACEN) and the Brazilian Securities and Exchange Commission (CVM) and the Superintendency of Private Insurance (SUSEP).

THE ECONOMY AND THE BANKING SECTOR

The economic growth in 2005 shall be lower than the growth posted in 2004. In an environment of stringent monetary policy and slow increase in the average real salary, the economic activity faced a slowdown in investments and in demand; however, the solid performance of exports supported the growth of the Brazilian economy. On the other hand, the Broad Consumer Price Index (IPCA) showed an inflation of 5.69% in 2005, as compared to 7.60% in 2004, thus showing convergence to the target of 4.5% in 2006.

In 2005, the appreciation of the Real was approximately 16% in nominal terms and over 25% in real terms in relation to the US dollar. Nevertheless, Brazil's total external debt decreased from US$ 220 billion in December 2004 to approximately US$ 188 billion at the end of 2005, being noteworthy the anticipation of the payment of the debt owed to IMF amounting to US$ 15.8 billion. Exports increased from US$ 96.5 billion in 2004 to US$ 118.3 billion in 2005. The Central Bank adopted a policy of reinforcing the level of international reserves, totaling US$ 57 billion.

The progressive decrease in 2004 of the debt/GDP ratio halted in 2005, which was characterized by the stable public indebtedness of 51.7% of the GDP. The policy to strengthen the debt profile, however, continued, with a larger share of fixed debt than that indexed to foreign currency.

Credit to individuals increased 29.7%. In addition to payroll advance loans, which once more presented a large increase, another outstanding product for individuals was the credit card, with a 28.2% increase in the number of cards.

Credit to businesses, in turn, had a lower increase, of 11.6%; however, it went hand in hand with a large increase in other financing instruments, such as issue of shares, foreign funding, and debentures registered at CVM.

Demand deposits increased 7.7% in real terms when comparing December 2005 to December 2004. Time deposits increased 27% in real terms, while savings deposits remained in the same levels of 2004.

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
December 31, 2005                                                             54

BANCO ITAU HOLDING FINANCEIRA S.A.

MAIN ECONOMIC AND FINANCIAL INDICATORS

=======================================================================================================
                                                                           2005       2004     CHANGE %
---------------------------------------------------------------------------------   --------   --------
INCOME - R$ MILLION
   Gross income from financial operations                                  11,157     10,200        9.4
   Income from services, insurance, pension plans and capitalization       14,417     12,398       16.3
   Expenses not related to interest (1)                                    10,428      9,015       15.7
   Operating income                                                         8,183      7,342       11.5
   Consolidated recurring net income                                        5,443      4,870       11.8
   Consolidated net income                                                  5,251      3,776       39.1
RESULTS PER SHARE - R$
   Consolidated net income                                                   4.76       3.33       42.9
   Book value                                                               14.09      12.33       14.3
   Interest on own capital                                                   1.68       1.21       38.8
   Price per share PN (2)                                                   57.05      38.93       46.5
   Market capitalization - R$ million (3)                                  62,980     44,092       42.8
BALANCE SHEET - R$ MILLION
   Total assets                                                           151,241    130,339       16.0
   Total loans (including guarantees and sureties)                         67,756     53,275       27.2
   Free, raised and managed own resources                                 248,113    211,238       17.5
   Subordinated debts                                                       4,584      4,765       (3.8)
   Consolidated stockholders' equity                                       15,560     13,971       11.4
   Referential equity (4)                                                  20,644     19,806        4.2
FINANCIAL RATIOS (%)
   Recurring return on average equity                                        36.6       37.7
   Return on average equity                                                  35.3       29.2
   Return on average assets                                                   3.7        3.0
   Efficiency ratio (5)                                                      50.3       53.9
   Solvency ratio (Basel ratio) (6)                                          17.0       20.6
   Fixed assets ratio (6)                                                    26.1       27.4
=======================================================================================================

(1) Includes personnel expenses, other administrative expenses and tax expenses with CPMF and other taxes and other operating expenses.
(2)  Based on the average quote in December.
(3)  Calculated based on the average quote of preferred shares in December.
(4) Capital basis, calculated according to BACEN Resolution No. 2.837, dated May 30, 2001, based on the economic and financial consolidated result.
(5) Calculated based on international criteria defined in the Management Discussion and Analysis Report.
(6)  Position at December 31.

Consolidated net income for the year was R$ 5,251 million, with a return of 35.3% on average equity. Itau Holding paid and provided for taxes and contributions for the year in the amount of R$ 5,279 million.

Consolidated assets totaled R$ 151,241 million, a growth of 16.0% as compared to December 2004. The credit portfolio grew 27.2%, totaling R$ 67,756 million in December 2005. This increase was basically derived from the performance of the following segments: micro, small and middle market companies and individuals, which grew 31.6% and 57.0%, respectively.

Stockholders' equity totaled R$ 15,560 million at the end of 2005, an 11.4% increase for the year. Referential equity, for operating limits calculation purposes, totaled R$ 20,644 million.

Itau Holding's preferred shares increased 46.5% and common shares, 47.0%, as compared to the end of 2004, while the Bovespa index rose 29.7%. At the end of 2005, the market value on stock exchanges of Itau Holding reached R$ 62,980 million.

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
December 31, 2005                                                             55

Total own free, raised and managed funds increased 17.5% as compared to December 2004, totaling R$ 248,113 million. The highlight is a 57.8% growth in time deposits.

At the end of 2005, Itau Holding's total service network totaled 4,348 units, comprising branches, service centers, and electronic service centers in companies as well as Taii stores. The ATM network totaled 22,023 units. A total of 2,6 billion transactions were carried out through self-service automation, including ATMs, telephone calls, fax machines, Internet, automatic debit systems, and purchases with credit cards. The increase in relation to 2004 was of 14.2%.

Itau Holding employed 51,036 people by the end of 2005, with the hire of 5,720 new employees, because of the expansion of its business, mainly in consumer credit segment. Fixed compensation plus charges and benefits totaled R$ 3,357 million or an average of R$ 71 thousand per employee for the year. Welfare benefits granted to employees and their dependants totaled R$ 588 million. Additionally, Itau invested R$ 58 million in education, training, and development programs.

HIGHLIGHTS AND AWARDS

In 2005, Moody's and Fitch Ratings, major international rating agencies, raised Itau's Financial Strength and Individual ratings, respectively. Such upgrades reflect the strong financial performance of the Bank, associated with improvements in operating efficiency and consistent profitability. These ratings rank Itau as the best Brazilian bank.

Itau Holding was selected, one more time, as one of the companies that make up the Dow Jones Sustainability World Index (DJSWI), and it is the only Latin American bank in this Index that evaluates companies' corporate sustainability. Itau Holding was also selected to be part of the theoretical portfolio of the Business Sustainability Index of Bovespa (ISE), with a participation of 17.3%. ISE was created as a benchmark for socially responsible investments and indicator of good practices in the Brazilian business environment.

The value of Itau brand is US$ 1,342 million, an 11.7% increase as compared to 2004. Since the beginning of this evaluation, it is considered the most valuable brand of the country, according to the British consulting company Interbrand. It was also recognized as the most admired company in Brazil, an award granted by TNS InterScience and Carta Capital magazine in the retail, insurance and private pension segments.

Itau Holding was also recognized as the best Brazilian bank by Euromoney and Global Finance magazines, and the most ethical and best managed bank among top banks in Latin America by Latin Finance/Management & Excellence magazine.

SOCIAL AND ENVIRONMENTAL RESPONSIBILITY

Among the several initiatives which reflect Itau Holding's commitment to sustainability, we highlight the creation of the Social and Environmental Responsibility Executive Committee and Commission, which are responsible for determining and implementing Itau Holding's social and environmental responsibility policy. The Commission is also responsible for evaluating and implementing the several projects and initiatives comprising its social and environmental responsibility agenda.

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
December 31, 2005                                                             56

Another initiative worth mentioning is the launching of Itau's Corporate Liaison Office, a channel that complements the Itau's customer service initiatives, implemented since 1987, with the creation of the Customer Relationship Service (SAC - Disque Itau), one of the first customer support channel in Brasil. The commitment to service quality was also publicly reinforced with the campaign "O Itau quer ouvir voce" (Itau wants to hear your opinion). In order to extend the positive effects of the adoption of the Ecuador Principles, Itau started to adopt a methodology that includes social and environmental assessment criteria to the financing of projects for middle market companies.

The programs of Instituto Itau Cultural totaled R$ 26 million. The Rumos (Directions) Program, the purpose of which is to support, map and promote the art and intellectual production in the country, received over 1,500 applications for the categories Visual Arts and Cultural and Art Education. The exhibits "O Corpo na Arte Contemporanea Brasileira" (The Body in Brazilian Contemporary Art) and "Cinetico Digital" were visited by over 130 thousand people. The Itau Cultural website was elected the best website of the Brazilian internet in all categories of the Ibest Award and, for the third consecutive year, was recognized as the best website in the Art and Culture category.

Fundacao Itau Social invested R$ 22 million in own projects and more than 100 partnerships and supports of institutions which social initiatives aligned with its principles. The sixth edition of the Itau-Unicef Award counted on 1,682 participant projects. The first edition of the Itau Support to Entrepreneurs Award, the purpose of which is to identify, divulge and support the work of Civil Society Organizations of Public Interest (OSCIPs) that work with micro credit, involved 44 institutions. As recognition for the work developed in the education field, the Fundacao Itau Social received the Millennium Development Goals - Brazil Award in category Organization, with the "Escrevendo o Futuro" (Writing the Future) Program.

ITAU 60TH ANNIVERSARY

Several initiatives and events, aiming the employees and the community, marked the celebration of Itau's 60th anniversary. Lectures about subjects related to Corporate Social Responsibility taken place at Instituto Itau Cultural headquarter. Concerts with famous artists were realized at Paulista Avenue, in subway stations and at several locations all over Sao Paulo city. In total, 110 presentations were promoted. Noteworthy, was the New Year's Eve celebration concert at Paulista Avenue.

SUBSEQUENT EVENT

On January 30, 2006, Itau Holding and XL Capital Ltd. (XL) signed a Memorandum of Understanding aiming to create a new insurance company in Brazil, which will operate in the commercial and industrial insurance markets of high risk.

XL is a leading provider of insurance and reinsurance coverage and financial products and services to industrial and commercial enterprises and insurance companies. The synergy existent between Itau Holding and XL will bring advantages for our customers and insurance brokers.

INDEPENDENT AUDITORS - CVM INSTRUCTION NO. 381

In the period, PricewaterhouseCoopers Auditores Independentes provided audit related services to enable the

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
December 31, 2005                                                             57

Bank to comply with the rules set forth by the Sarbanes Oxley Act, Section
404, in the amount of R$ 1,764 thousand, representing 11.0% of the total fees paid. PricewaterhouseCoopers Auditores Independentes and related parties did not provide other non-audit related services in excess of 5% of total external audit fees.

CIRCULAR NO. 3,068 OF BACEN

Under Circular 3,068 of the Central Bank of Brazil, of November 8, 2001, which sets forth recording and accounting criteria for marketable securities, Itau Holding hereby declares to have the financial capacity and the intention to hold to maturity securities classified under line item "held-to-maturity securities" in the balance sheet, in the amount of R$ 1,933 million, corresponding to only 5.8% of total securities held.

ACKNOWLEDGEMENTS

We once again thank our stockholders and clients for their essential support and trust which drive us to seek differentiated results, and our employees for their efforts and dedication which have provided us with important achievements.

(Approved at the Meeting of the Board of Directors on February 20, 2006.)

The complete financial statements and the Management Discussion and Analysis Report, which present further details on the results for the period, are available on the Itau Holding website (http://www.itauri.com.br).

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
December 31, 2005                                                             58

BANCO ITAU HOLDING FINANCEIRA S.A.

BOARD OF DIRECTORS                         ADVISORY BOARD
------------------                         --------------
Chairman                                   FERNANDO DE ALMEIDA NOBRE NETO
--------                                   LICIO MEIRELLES FERREIRA
OLAVO EGYDIO SETUBAL                       LUIZ EDUARDO CAMPELLO

VICE-CHAIRMEN
-------------                              COMPENSATION COMMITTEE
ALFREDO EGYDIO ARRUDA VILLELA FILHO        ----------------------
JOSE CARLOS MORAES ABREU                   PRESIDENT
ROBERTO EGYDIO SETUBAL                     ---------
                                           OLAVO EGYDIO SETUBAL
MEMBERS                                    MEMBERS
-------                                    -------
ALCIDES LOPES TAPIAS                       CARLOS DA CAMARA PESTANA
CARLOS DA CAMARA PESTANA                   FERNAO CARLOS BOTELHO BRACHER
FERNAO CARLOS BOTELHO BRACHER              JOSE CARLOS MORAES ABREU
HENRI PENCHAS                              ROBERTO EGYDIO SETUBAL
JOSE VILARASAU SALAT                       ROBERTO TEIXEIRA DA COSTA
MARIA DE LOURDES EGYDIO VILLELA
PERSIO ARIDA                               AUDIT COMMITTEE
ROBERTO TEIXEIRA DA COSTA                  ---------------
SERGIO SILVA DE FREITAS                    PRESIDENT
TEREZA CRISTINA GROSSI TOGNI               ---------
                                           CARLOS DA CAMARA PESTANA
EXECUTIVE BOARD                            EFFECTIVE MEMBERS
---------------                            -----------------
CHIEF EXECUTIVE OFFICER                    ALCIDES LOPES TAPIAS
-----------------------                    TEREZA CRISTINA GROSSI TOGNI
ROBERTO EGYDIO SETUBAL
                                           SECURITIES TRADING COMMITTEE
                                           ----------------------------
                                           ALCIDES LOPES TAPIAS
SENIOR VICE-PRESIDENT                      ALFREDO EGYDIO ARRUDA VILLELA FILHO
---------------------                      ALFREDO EGYDIO SETUBAL
HENRI PENCHAS                              ANTONIO CARLOS BARBOSA DE OLIVEIRA
                                           HENRI PENCHAS
EXECUTIVE VICE-PRESIDENTS                  MARIA ELIZABETE VILACA LOPES AMARO
-------------------------                  ROBERTO TEIXEIRA DA COSTA
ALFREDO EGYDIO SETUBAL                     SILVIO APARECIDO DE CARVALHO
CANDIDO BOTELHO BRACHER
                                           MATERIAL INFORMATION DISCLOSURE
LEGAL COUNSEL                              -------------------------------
-------------                              COMMITTEE
LUCIANO DA SILVA AMARO                     ---------
                                           ALCIDES LOPES TAPIAS
EXECUTIVE DIRECTORS                        ALFREDO EGYDIO ARRUDA VILLELA FILHO
-------------------                        ALFREDO EGYDIO SETUBAL
RODOLFO HENRIQUE FISCHER                   ANTONIO CARLOS BARBOSA DE OLIVEIRA
SILVIO APARECIDO DE CARVALHO               ANTONIO JACINTO MATIAS
                                           HENRI PENCHAS
MANAGING DIRECTORS                         MARIA ELIZABETE VILACA LOPES AMARO
------------------                         ROBERTO TEIXEIRA DA COSTA
JACKSON RICARDO GOMES                      SILVIO APARECIDO DE CARVALHO
MARCO ANTONIO ANTUNES                      TEREZA CRISTINA GROSSI TOGNI
VILSON GOMES DE BRITO

DEPUTY MANAGING DIRECTOR                   FISCAL BOARD
------------------------                   ------------
WAGNER ROBERTO PUGLIESI                    PRESIDENT
                                           ---------
INTERNATIONAL ADVISORY BOARD               GUSTAVO JORGE LABOISSIERE LOYOLA
----------------------------
ROBERTO EGYDIO SETUBAL                     MEMBERS
ARTUR EDUARDO BROCHADO DOS SANTOS SILVA    -------
CARLOS DA CAMARA PESTANA                   FERNANDO ALVES DE ALMEIDA
FERNAO CARLOS BOTELHO BRACHER              IRAN SIQUEIRA LIMA
HENRI PENCHAS
JOSE CARLOS MORAES ABREU
JULIO LAGE GONZALEZ
MARIA DE LOURDES EGYDIO VILLELA
ROBERTO TEIXEIRA DA COSTA
RUBENS ANTONIO BARBOSA
SERGIO SILVA DE FREITAS

ACCOUNTANT
----------
JOSE MANUEL DA COSTA GOMES
CPF: 053.697.558-25
CRC - 1SP219892/O-0

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
December 31, 2005                                                             59

BANCO ITAU S.A.

PRESIDENT AND CHIEF EXECUTIVE OFFICER      MANAGING DIRECTORS
-------------------------------------      ------------------
ROBERTO EGYDIO SETUBAL                     ANTONIO CARLOS RICHECKI RIBEIRO
                                           ALMIR VIGNOTO
SENIOR VICE-PRESIDENTS                     ANDRE DE MOURA MANDARAS
----------------------                     ANTONIO SIVALDI ROBERTI FILHO
ALFREDO EGYDIO SETUBAL                     AURELIO JOSE DA SILVA PORTELLA
ANTONIO JACINTO MATIAS                     ARNALDO PEREIRA PINTO
HENRI PENCHAS                              CARLOS EDUARDO DE MORI LUPORINI
RENATO ROBERTO CUOCO                       CARLOS EDUARDO MONICO
                                           CESAR PADOVAN
EXECUTIVE VICE-PRESIDENTS                  CICERO MARCUS DE ARAUJO
-------------------------                  CRISTIANE MAGALHAES TEIXEIRA
HELIO DE MENDONCA LIMA                     EDELVER CARNOVALI
JOSE FRANCISCO CANEPA                      EDUARDO ALMEIDA PRADO
RODOLFO HENRIQUE FISCHER                   ERIVELTO CALDERAN CORREA
RONALD ANTON DE JONGH                      FABIO WHITAKER VIDIGAL
RUY VILLELA MORAES ABREU                   HELI DE ANDRADE
                                           JAIME AUGUSTO CHAVES
LEGAL COUNSEL                              JOAO ANTONIO DANTAS BEZERRA LEITE
-------------                              JOAO COSTA
LUCIANO DA SILVA AMARO                     JOAQUIM MARCONDES DE ANDRADE WESTIN
                                           JOSE ANTONIO LOPES
EXECUTIVE DIRECTORS                        JOSE CARLOS QUINTELA DE CARVALHO
-------------------                        JULIO ABEL DE LIMA TABUACO
ALEXANDRE DE BARROS                        LUIS ANTONIO RODRIGUES
CLAUDIO RUDGE ORTENBLAD                    LUIZ ANTONIO NOGUEIRA DE FRANCA
FERNANDO TADEU PEREZ                       LUIZ ANTONIO RIBEIRO
JOAO JACO HAZARABEDIAN                     LUIZ ANTONIO RODRIGUES
MARCO AMBROGIO CRESPI BONOMI               LUIZ EDUARDO ZAGO
OSVALDO DO NASCIMENTO                      LUIZ FERNANDO DE ASSUMPCAO FARIA
SERGIO RIBEIRO DA COSTA WERLANG            LUIZ MARCELO ALVES DE MORAES
SILVIO APARECIDO DE CARVALHO               MANOEL ANTONIO GRANADO
                                           MARCELO HABICE DA MOTTA
SENIOR MANAGING DIRECTORS                  MARCELO SANTOS RIBEIRO
-------------------------                  MARCO ANTONIO ANTUNES
ANTONIO CARLOS MORELLI                     MARCOS ROBERTO CARNIELLI
ALEXANDRE ZAKIA ALBERT                     MAXIMO HERNANDEZ GONZALEZ
CARLOS HENRIQUE MUSSOLINI                  MIGUEL BURGOS NETO
JACKSON RICARDO GOMES                      MOACYR ROBERTO FARTO CASTANHO
JOSE GERALDO BORGES FERREIRA               PASCHOAL PIPOLO BAPTISTA
LUIZ ANTONIO FERNANDES VALENTE             PATRICK PIERRE DELFOSSE
LYWAL SALLES FILHO                         RENATA HELENA OLIVEIRA TUBINI
MARIA ELIZABETE VILACA LOPES AMARO         RICARDO ORLANDO
PAULO ROBERTO SOARES                       RICARDO TERENZI NEUENSCHWANDER
RICARDO VILLELA MARINO                     VALMA AVERSI PRIOLI

BANCO ITAU BBA S.A.

BOARD OF DIRECTORS                         VICE-PRESIDENT DIRECTORS - COMMERCIAL
------------------                         -------------------------------------
                                           ALBERTO FERNANDES
CHAIRMAN                                   SERGIO AILTON SAURIN
--------
ROBERTO EGYDIO SETUBAL                     DIRECTORS
                                           ---------
                                           ALEXANDRE ENRICO SILVA FIGLIOLINO
VICE-CHAIRMEN                              ANDRE LUIS TEIXEIRA RODRIGUES
-------------                              ANDRE LUIZ HELMEISTER
FERNAO CARLOS BOTELHO BRACHER              ANDRE EMILIO KOK NETO
HENRI PENCHAS                              CAIO IBRAHIM DAVID
                                           ELAINE CRISTINA ZANATTA RODRIGUES
MEMBERS                                    VASQUINHOS
-------                                    EZEQUIEL GRIN
ALFREDO EGYDIO SETUBAL                     FERNANDO ALCANTARA DE FIGUEREDO BEDA
ANTONIO BELTRAN MARTINEZ                   FERNANDO FONTES IUNES
ANTONIO CARLOS BARBOSA DE OLIVEIRA         FRANCISCO PAULO COTE GIL
CANDIDO BOTELHO BRACHER                    GUSTAVO HENRIQUE PENHA TAVARES
EDMAR LISBOA BACHA                         JOAO CARLOS DE GENOVA
EDUARDO MAZZILLI DE VASSIMON               JOAO REGIS DA CRUZ NETO
JEAN-MARC ROBERT NOGUEIRA BAPTISTA ETLIN   JOSE IRINEU NUNES BRAGA
RODOLFO HENRIQUE FISCHER                   LUIS ALBERTO PIMENTA GARCIA
SERGIO RIBEIRO DA COSTA WERLANG            LUIZ AUGUSTO NUNES DA SILVA
                                           LUIZ HENRIQUE CAMPIGLIA
EXECUTIVE BOARD                            MARCELO MAZIERO
---------------                            MARIA CRISTINA LASS
                                           MARIO LUIZ AMABILE
CHIEF EXECUTIVE OFFICER                    ODAIR DIAS DA SILVA JUNIOR
-----------------------                    PAOLO SERGIO PELLEGRINI
CANDIDO BOTELHO BRACHER

MANAGING VICE-PRESIDENTS
------------------------
ANTONIO CARLOS BARBOSA DE OLIVEIRA
EDUARDO MAZZILLI DE VASSIMON
JEAN-MARC ROBERT NOGUEIRA BAPTISTA ETLIN

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
December 31, 2005                                                             60

ITAU SEGUROS S.A.

CHIEF EXECUTIVE OFFICER                    SENIOR MANAGING DIRECTOR
-----------------------                    ------------------------
LUIZ DE CAMPOS SALLES                      JACQUES BERGMAN

SUPERINTENDENT DIRECTOR                    MANAGING DIRECTORS
-----------------------                    ------------------
RUY VILLELA MORAES ABREU                   ASTERIO SAMPAIO MIRANDA
                                           IDACELMO MENDES VIEIRA
MANAGING VICE-PRESIDENTS - EXECUTIVE       ITAMAR BORGES ZILIOTTO
------------------------------------       MANES ERLICHMAN NETO
OLAVO EGYDIO SETUBAL JUNIOR                OSMAR MARCHINI
MARCELO BLAY

EXECUTIVE DIRECTORS
-------------------
CARLOS EDUARDO DE MORI LUPORINI
CLAUDIO CESAR SANCHES
JOSE CARLOS MORAES ABREU FILHO

BANCO ITAUCRED FINANCIAMENTOS S.A.

CHIEF EXECUTIVE OFFICER
-----------------------
ROBERTO EGYDIO SETUBAL

MANAGING VICE-PRESIDENTS
------------------------
JOSE FRANCISCO CANEPA
MARCO AMBROGIO CRESPI BONOMI

DIRECTORS
---------
ARNALDO PEREIRA PINTO
DILSON TADEU DA COSTA RIBEIRO
ERIVELTO CALDERAN CORREA
FERNANDO JOSE COSTA TELES
FLAVIO KITAHARA SOUSA
GERONCIO MOTA MENEZES FILHO
JACKSON RICARDO GOMES
LUIS FERNANDO STAUB
LUIS OTAVIO MATIAS
LUIZ TADEU CASTRO SANCHES
MANOEL DE OLIVEIRA FRANCO
MARCO ANTONIO ANTUNES
MARCOS VANDERLEI BELINI FERREIRA
MARIO MENDES AMADEU
MARIO WERNECK BRITTO
RODOLFO HENRIQUE FISCHER

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
December 31, 2005                                                             61

BANCO ITAU HOLDING FINANCEIRA S.A.
Consolidated Balance Sheet
(In thousands of Reais)

==================================================================================================================================
ASSETS                                                                                              12/31/2005        12/31/2004
-----------------------------------------------------------------------------------------------   --------------    --------------
CURRENT ASSETS                                                                                       114,009,687        99,429,825
    CASH AND CASH EQUIVALENTS                                                                          2,084,562         1,930,452
    SHORT-TERM INTERBANK DEPOSITS (Notes 4a and 5)                                                    22,046,168        19,183,059
         Money market                                                                                 12,638,814        10,772,391
         Money market - Assets Guaranteeing Technical Provision - SUSEP (Note 10b)                       343,282           202,646
         Interbank deposits                                                                            9,064,072         8,208,022
    SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (Notes 4b, 4c and 6)                              25,010,685        20,467,391
         Own portfolio                                                                                 7,427,592         7,108,136
         Subject to repurchase commitments                                                             1,494,811           421,006
         Pledged in guarantee                                                                            617,413         1,582,728
         Deposited with the Central Bank                                                                       -           198,804
         Derivative financial instruments                                                              2,573,001         1,645,465
         Guarantor Resources of Technical Provision - Funds quotas of PGBL/VGBL (Note 10b)            10,214,972         6,917,731
         Guarantor Resources of Technical Provision - Other securities (Note 10b)                      2,682,896         2,593,521
    INTERBANK ACCOUNTS                                                                                13,323,336        10,600,668
         Pending settlement                                                                               12,839            18,272
         Central Bank deposits                                                                        13,307,236        10,569,115
         National Housing System (SFH)                                                                     1,291             8,029
         Correspondents                                                                                    1,970             5,252
    INTERBRANCH ACCOUNTS                                                                                  20,792            16,095
    LOAN, LEASING AND OTHER CREDIT OPERATIONS (Note 7)                                                36,896,491        31,160,853
         Operations with Credit Assignment Characteristics (Note 4d)                                  40,237,298        32,721,041
         (Allowance for loan losses) (Note 4e)                                                        (3,340,807)       (1,560,188)
    OTHER RECEIVABLES                                                                                 13,746,752        15,394,316
         Foreign exchange portfolio (Note 8)                                                           6,513,942         9,159,294
         Income receivable                                                                               595,892           575,081
         Insurance premium receivable (Note 10b)                                                         714,179           646,989
         Negotiation and Intermediation of securities                                                    923,047           341,572
         Sundry (Note 12a)                                                                             4,999,692         4,671,380
    OTHER ASSETS (Note 4f)                                                                               880,901           676,991
         Other assets                                                                                    378,630           380,995
         (Valuation allowance)                                                                           (95,563)         (111,275)
         Prepaid expenses (Note 12b)                                                                     597,834           407,271

LONG-TERM RECEIVABLES                                                                                 34,356,913        27,789,995
    SHORT-TERM INTERBANK DEPOSITS (Notes 4a and 5)                                                       830,576           563,613
         Money market                                                                                     32,092            46,960
         Money market - Assets Guaranteeing Technical Provision - SUSEP (Note 10b)                        85,819                 -
         Interbank deposits                                                                              712,665           516,653
    SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (Notes 4b, 4c and 6)                               8,117,637         8,708,194
         Own portfolio                                                                                 4,890,102         5,859,692
         Subject to repurchase commitments                                                             1,107,294           406,757
         Pledged in guarantee                                                                            395,797           589,365
         Deposited with the Central Bank                                                                 121,305           658,213
         Derivative financial instruments                                                                662,643           316,078
         Guarantor Resources of Technical Provision - Other securities (Note 10b)                        940,496           878,089
    INTERBANK ACCOUNTS - National Housing System (SFH)                                                   362,834           261,497
    LOAN, LEASING AND OTHER CREDIT OPERATIONS (Note 7)                                                19,631,902        13,192,658
         Operations with Credit Assignment Characteristics (Note 4d)                                  20,398,271        14,686,025
         (Allowance for loan losses) (Note 4e)                                                          (766,369)       (1,493,367)
    OTHER RECEIVABLES                                                                                  4,564,432         4,555,251
         Negotiation and Intermediation of securities                                                     16,813                 -
         Sundry (Note 12a)                                                                             4,547,619         4,555,251
    OTHER ASSETS - Prepaid expenses (Note 12b)                                                           849,532           508,782

PERMANENT ASSETS                                                                                       2,874,830         3,118,823
    INVESTMENTS (Notes 4g and 15a II)                                                                    749,208           919,973
         Investments in subsidiaries and affiliates                                                      587,724           773,353
                   Domestic                                                                              101,172           112,029
                   Abroad                                                                                486,552           661,324
         Other investments                                                                               268,539           250,929
         (Allowance for losses)                                                                         (107,055)         (104,309)
    FIXED ASSETS (Notes 4h and 15b)                                                                    1,835,740         1,964,889
         Property for own use                                                                          2,147,465         2,146,261
         Other fixed assets                                                                            3,367,804         3,107,112
         (Accumulated depreciation)                                                                   (3,679,529)       (3,288,484)
    OPERATING LEASE (Note 4i)                                                                             18,067                 -
         Leased assets                                                                                    18,552                 -
         (Accumulated depreciation)                                                                         (485)                -
    DEFERRED CHARGES (Notes 4j and 15b)                                                                  271,815           233,961
         Organization and expansion expenses                                                             499,708           502,702
         (Accumulated amortization)                                                                     (227,893)         (268,741)

TOTAL ASSETS                                                                                         151,241,430       130,338,643
==================================================================================================================================

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
December 31, 2005                                                             62

BANCO ITAU HOLDING FINANCEIRA S.A.
CONSOLIDATED BALANCE SHEET
(In thousands of Reais)

==================================================================================================================================
LIABILITIES                                                                                         12/31/2005        12/31/2004
-----------------------------------------------------------------------------------------------   --------------    --------------
CURRENT LIABILITIES                                                                                   85,826,006        82,265,006
   DEPOSITS (Notes 4a and 9b)                                                                         45,704,420        40,633,743
     Demand deposits                                                                                  12,255,358        11,005,716
     Savings deposits                                                                                 19,782,601        19,197,331
     Interbank deposits                                                                                  645,530           647,197
     Time deposits                                                                                    12,586,822         9,632,901
     Other deposits                                                                                      434,109           150,598
   DEPOSITS RECEIVED UNDER SECURITIES REPURCHASE AGREEMENTS (Notes 4a and 9c)                         10,272,349        10,505,459
     Own portfolio                                                                                     5,751,998         4,200,665
     Third-party portfolio                                                                             4,520,351         6,097,387
     Free portfolio                                                                                            -           207,407
   FUNDS FROM ACCEPTANCE AND ISSUANCE OF SECURITIES (Notes 4a and 9d)                                    853,986         1,325,277
     Mortgage notes                                                                                            -             1,456
     Debentures                                                                                          105,452                 -
     Foreign borrowings in securities                                                                    748,534         1,323,821
   INTERBANK ACCOUNTS                                                                                     52,221           124,695
     Pending settlements                                                                                     179               117
     Correspondents                                                                                       52,042           124,578
   INTERBRANCH ACCOUNTS                                                                                  990,712           953,539
     Third-party funds in transit                                                                        989,132           945,920
     Internal transfer of funds                                                                            1,580             7,619
   BORROWINGS AND ONLENDINGS (Notes 4a and 9e)                                                         4,014,281         5,731,378
     Borrowings                                                                                        2,777,351         4,179,349
     Onlendings                                                                                        1,236,930         1,552,029
   DERIVATIVE FINANCIAL INSTRUMENTS (Notes 4c and 6f)                                                  2,066,433         1,058,833
   TECHNICAL PROVISIONS FOR INSURANCE, PENSION PLAN AND CAPITALIZATION (Notes 4k and 10a)              2,720,883         2,466,845
   OTHER LIABILITIES                                                                                  19,150,721        19,465,237
     Collection and payment of taxes and contributions                                                   206,185           264,791
     Foreign exchange portfolio (Note 8)                                                               6,634,460         9,405,346
     Social and statutory                                                                              1,683,031         1,209,192
     Tax and social security contributions (Note 14d I)                                                1,801,975         1,319,497
     Negotiation and Intermediation of securities                                                        892,006           545,223
     Credit card operations                                                                            5,304,011         3,675,329
     Securitization of foreign payment orders (Note 9f)                                                  105,306           526,710
     Subordinated debts (Note 9g)                                                                         72,743            67,456
     Sundry (Note 12c)                                                                                 2,451,004         2,451,693

LONG-TERM LIABILITIES                                                                                 48,661,269        32,861,917
   DEPOSITS - Time deposits (Notas 4a and 9b)                                                          4,815,315         1,396,087
   DEPOSITS RECEIVED UNDER SECURITIES REPURCHASE AGREEMENTS - Own Portfolio (Notes 4a and 9c)         11,758,301         5,592,959
   FUNDS FROM ACCEPTANCE AND ISSUANCE OF SECURITIES (Notes 4a and 9d)                                  4,106,776         2,105,686
     Debentures                                                                                        1,350,000                 -
     Foreign borrowings in securities                                                                  2,756,776         2,105,686
   BORROWING AND ONLENDINGS (Notes 4a and 9e)                                                          5,141,991         4,786,588
     Borrowings                                                                                        2,074,266         1,811,829
     Onlendings                                                                                        3,067,725         2,974,759
   DERIVATIVE FINANCIAL INSTRUMENTS (Notes 4c and 6f)                                                    369,816           114,403
   TECHNICAL PROVISIONS FOR INSURANCE, PENSION PLAN AND CAPITALIZATION (Notes 4K and 10a)             11,918,651         8,556,228
   OTHER LIABILITIES                                                                                  10,550,419        10,309,966
     Tax and social security contributions (Note 14d I)                                                3,506,189         2,524,412
     Securitization of foreign payment orders (Note 9f)                                                1,180,029         1,376,317
     Subordinated debts (Note 9g)                                                                      4,511,678         4,697,884
     Sundry (Note 12c)                                                                                 1,352,523         1,711,353

DEFERRED INCOME                                                                                           70,977            47,225

MINORITY INTEREST IN SUBSIDIARIES                                                                      1,123,522         1,193,413

STOCKHOLDERS' EQUITY (Note 16)                                                                        15,559,656        13,971,082
   Capital                                                                                             8,300,000         8,101,000
     Domestic                                                                                          6,710,275         6,453,484
     Foreign                                                                                           1,589,725         1,647,516
   Capital reserves                                                                                    1,289,969         2,183,867
   Revenue reserves                                                                                    6,981,648         3,688,528
   Adjustment to market value - securities and derivatives (Notes 4b, 4c and 6d )                        284,066           472,940
   (Treasury shares)                                                                                  (1,296,027)         (475,253)

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                                           151,241,430       130,338,643
==================================================================================================================================

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
December 31, 2005                                                             63

BANCO ITAU HOLDING FINANCEIRA S.A.
CONSOLIDATED STATEMENT OF INCOME
(In thousands of Reais)

==================================================================================================================================
                                                                                                     01/01 TO          01/01 TO
                                                                                                    12/31/2005        12/31/2004
-----------------------------------------------------------------------------------------------   --------------    --------------
INCOME FROM FINANCIAL OPERATIONS                                                                      20,292,190        17,271,070
    Loans, leasing and other credits                                                                  12,949,461         9,363,195
    Securities and derivative financial instruments                                                    4,377,615         5,960,215
    Insurance, pension plan and capitalization (Note 10c)                                              1,893,555         1,293,016
    Foreign exchange operations                                                                          146,184            22,061
    Compulsory deposits                                                                                  925,375           632,583

EXPENSES ON FINANCIAL OPERATIONS                                                                      (6,308,222)       (6,143,715)
    Money market                                                                                      (4,758,254)       (4,846,819)
    Technical provision for pension plan and capitalization (Note 10c)                                (1,510,000)         (967,065)
    Borrowings and onlendings                                                                            (39,968)         (329,831)

INCOME FROM FINANCIAL OPERATIONS BEFORE LOAN LOSSES                                                   13,983,968        11,127,355

RESULT OF LOAN LOSSES (Note 7d I)                                                                     (2,827,254)         (927,250)
    Expense with allowance for loan losses                                                            (3,716,278)       (1,581,638)
    Income from recovery of credits written off as loss                                                  889,024           654,388

GROSS INCOME FROM FINANCIAL OPERATIONS                                                                11,156,714        10,200,105

OTHER OPERATING INCOME (EXPENSES)                                                                     (2,974,110)       (2,858,412)
    Banking service fees (Note 12d)                                                                    7,737,051         6,165,286
      Resources management                                                                             1,687,960         1,411,412
      Current account services                                                                         1,428,609         1,230,073
      Credit cards                                                                                     1,904,263         1,162,013
      Sureties and credits granted                                                                     1,259,309           915,676
      Receipt services                                                                                   838,809           866,398
      Other                                                                                              618,101           579,714
    Result of operations with insurance, pension plan and capitalization
     (Note 10c)                                                                                          798,239           780,738
    Personnel expenses (Note 12e)                                                                     (4,034,370)       (3,319,631)
    Other administrative expenses (Note 12f)                                                          (4,916,453)       (4,289,389)
    Tax expenses (Notes 4m and 14a II)                                                                (1,949,938)       (1,425,210)
    Equity in results of associated companies (Note 15a III)                                              14,203            78,965
    Other operating income (Note 12g)                                                                    517,816           315,095
    Other operating expenses (Note 12h)                                                               (1,140,658)       (1,164,266)

OPERATING INCOME                                                                                       8,182,604         7,341,693

NON OPERATING INCOME                                                                                      18,151            29,230

INCOME BEFORE TAXATION ON NET INCOME AND PROFIT SHARING                                                8,200,755         7,370,923

INCOME TAX AND SOCIAL CONTRIBUTION (Notes 4m and 14a I)                                               (2,321,296)       (2,091,622)
    Due on operations for the period                                                                  (1,973,049)       (1,465,039)
    Temporary additions                                                                                 (348,247)         (626,583)

EXTRAORDINARY RESULT (Note 13)                                                                          (191,745)       (1,094,423)

PROFIT SHARING                                                                                          (480,962)         (357,725)
    Employees - Law 10,101 of 12/19/2000 (Note 21h)                                                     (361,726)         (284,017)
    Officers - Statutory - Law 6,404 of 12/15/1976                                                      (119,236)          (73,708)

MINORITY INTEREST IN SUBSIDIARIES                                                                         44,582           (51,537)

NET INCOME                                                                                             5,251,334         3,775,616
-----------------------------------------------------------------------------------------------   --------------    --------------
NUMBER OF OUTSTANDING SHARES (Note 16a)                                                            1,104,009,467     1,132,710,500
NET INCOME PER SHARE - R$                                                                                   4.76              3.33
BOOK VALUE PER SHARE - R$                                                                                  14.09             12.33
==================================================================================================================================

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
December 31, 2005                                                             64

BANCO ITAU HOLDING FINANCEIRA S.A.
CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION
(In thousands of Reais)

----------------------------------------------------------------------------------------------------------------------------------
                                                                                                     01/01 TO          01/01 TO
                                                                                                    12/31/2005        12/31/2004
----------------------------------------------------------------------------------------------------------------------------------
A - FINANCIAL RESOURCES WERE PROVIDED BY                                                              29,012,357        20,359,351

   ADJUSTED NET INCOME                                                                                 5,971,193         5,701,456

    Net income                                                                                         5,251,334         3,775,616

    Adjusted net income:                                                                                 719,859         1,925,840
      Depreciation and amortization                                                                      612,756           603,958
      Equity in result of subsidiary companies                                                           (14,203)          (78,965)
      Exchange variation on permanent and non-operating assets                                           (26,816)           12,992
      Provision for losses                                                                               (12,123)          (24,163)
      Extraordinary result in subsidiary and associated companies                                        160,245         1,412,018

   STOCKHOLDERS' RESOURCES - Stock options granted - Exercised stock options                             115,690            72,663

   THIRD PARTIES' RESOURCES ARISING FROM:                                                             22,925,474        14,481,679
    - Increase in liabilities:                                                                        20,831,410        12,779,631
      Deposits                                                                                         8,489,905         5,332,150
      Deposits received under securities repurchase agreements                                         5,932,232                 -
      Funds from acceptance and issuance of securities                                                 1,529,799                 -
      Derivative financial instruments                                                                 1,263,013           418,535
      Technical provisions for insurance, pension plan and capitalization                              3,616,461         3,333,956
      Other liabilities                                                                                        -         3,694,990

    - Decrease in assets:                                                                              1,780,020         1,510,704
      Short-term interbank deposits                                                                            -         1,510,704
      Other receivables                                                                                1,780,020                 -

    - Changes in deferred income                                                                          23,752           (63,222)

    - Disposal of assets and investments:                                                                245,138           191,216
      Non-operating assets                                                                               190,898           129,218
      Fixed assets                                                                                        29,520            34,304
      Investments                                                                                         24,720            27,694

    - Dividends received from associated companies                                                        45,154            57,755

    - Write-offs of deferred charges                                                                           -             5,595

   CHANGES IN MINORITY INTERESTS                                                                               -           103,553

B - FINANCIAL RESOURCES WERE USED FOR                                                                 28,858,247        20,585,857

   INTEREST ON OWN CAPITAL PAID AND PROVISIONED                                                        1,853,356         1,372,564

   PURCHASE OF TREASURY SHARES                                                                         1,647,296           300,199

   INVESTMENTS IN                                                                                        649,681           618,391
    - Non-operating assets                                                                               189,072            95,335
    - Fixed assets                                                                                       433,418           485,101
    - Investments                                                                                         27,191            37,955

   DEFERRED CHARGES                                                                                      334,346         1,492,846
    - Goodwill on the acquisition of investments                                                         200,000         1,398,917
    - Other                                                                                              134,346            93,929

   INCREASE IN ASSETS                                                                                 22,958,086        13,190,202
    - Short-term interbank deposits                                                                    3,130,072                 -
    - Securities and derivative financial instruments                                                  4,238,910           335,059
    - Interbank and interbranch accounts                                                               2,864,003         2,111,312
    - Loan, leasing operations and other credits                                                      12,174,882         8,857,887
    - Operating leasing operations                                                                        18,067                 -
    - Other receivables                                                                                        -         1,837,220
    - Other assets                                                                                       532,152            48,724

   DECREASE IN LIABILITIES                                                                             1,408,724         3,611,655
    - Deposits received under securities repurchase agreements                                                 -           833,791
    - Funds from acceptance and issuance of securities                                                         -           327,664
    - Borrowings and onlendings                                                                        1,361,694         2,450,200
    - Other liabilities                                                                                   47,030                 -
   CHANGES IN MINORITY INTERESTS                                                                           6,758                 -

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS (A - B)                                                 154,110          (226,506)

CHANGES IN FINANCIAL POSITION:
----------------------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS:
   - At the beginning of the period                                                                    1,930,452         2,156,958
   - At the end of the period                                                                          2,084,562         1,930,452
   - Increase (Decrease)                                                                                 154,110          (226,506)
----------------------------------------------------------------------------------------------------------------------------------

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
December 31, 2005                                                             65

BANCO ITAU HOLDING FINANCEIRA S.A.
BALANCE SHEET
(In thousands of Reais)

==================================================================================================================================
ASSETS                                                                                              12/31/2005        12/31/2004
-----------------------------------------------------------------------------------------------   --------------    --------------
CURRENT ASSETS                                                                                         1,083,001           711,308

   CASH AND CASH EQUIVALENTS                                                                                 281                45

   SHORT-TERM INTERBANK DEPOSITS                                                                         341,423           149,643
     Money market                                                                                        160,199             8,564
     Interbank deposits                                                                                  181,224           141,079

   SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS                                                        10,536                86
     Own portfolio                                                                                         9,930                 -
     Pledged in guarantee                                                                                    514                 -
     Derivative financial instruments                                                                         92                86

   OTHER RECEIVABLES                                                                                     728,804           561,534
     Income receivable (nota 15a I)                                                                      381,637           369,788
     Negotiation and intermediation of securities                                                              -             1,129
     Sundry (Note 12a)                                                                                   347,167           190,617

   OTHER ASSETS - Prepaid expenses                                                                         1,957                 -

LONG-TERM RECEIVABLES                                                                                    551,399            63,501

   SHORT-TERM INTERBANK DEPOSITS - Interbank deposits                                                    496,622                 -

   SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS                                                        49,767            58,611
     Own portfolio                                                                                        18,832            35,596
     Pledged in guarantee                                                                                      -            23,015
     Derivative financial instruments                                                                     30,935                 -

   OTHER RECEIVABLES - Sundry (Note 12a)                                                                   5,010             4,890

PERMANENT ASSETS                                                                                      16,223,990        15,070,233

   INVESTMENTS - Investments in local subsidiaries (Note 15a I)                                       16,223,720        15,070,233

   FIXED ASSETS AND DEFERRED CHARGES                                                                         270                 -

TOTAL ASSETS                                                                                          17,858,390        15,845,042
==================================================================================================================================
LIABILITIES
----------------------------------------------------------------------------------------------------------------    --------------
CURRENT LIABILITIES                                                                                    1,414,941         1,085,285

   DERIVATIVE FINANCIAL INSTRUMENTS                                                                            -               561

   OTHER LIABILITIES                                                                                   1,414,941         1,084,724
     Social and statutory (Note 16b II)                                                                1,277,088           889,497
     Tax and social security contributions                                                                 1,448            19,334
     Sundry (Note 12c)                                                                                   136,405           175,893

LONG-TERM LIABILITIES                                                                                     22,887                 -

   DERIVATIVE FINANCIAL INSTRUMENTS                                                                       16,778                 -

   OTHER LIABILITIES - Tax and social security contributions                                               6,109

STOCKHOLDERS' EQUITY (Note 16)                                                                        16,420,562        14,759,757
   Capital                                                                                             8,300,000         8,101,000
   Domestic                                                                                            6,710,275         6,453,484
   Foreign                                                                                             1,589,725         1,647,516
   Capital reserves                                                                                    1,289,969         2,183,867
   Revenue reserves                                                                                    7,842,554         4,477,203
   Adjustment to market value - securities and derivatives                                               284,066           472,940
   (Treasury shares)                                                                                  (1,296,027)         (475,253)

TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY                                                            17,858,390        15,845,042
==================================================================================================================================

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
December 31, 2005                                                             66

BANCO ITAU HOLDING FINANCEIRA S.A.
STATEMENT OF INCOME
(In thousands of Reais)

===============================================================================================================
                                                                                01/01 TO           01/01 TO
                                                           2ND HALF 2005       12/31/2005         12/31/2004
-------------------------------------------------------   ---------------    ---------------    ---------------
INCOME FROM FINANCIAL OPERATIONS                                   91,034            102,603             80,512
    Securities and derivative financial instruments                91,034            102,603             80,512

EXPENSES ON FINANCIAL OPERATIONS                                   (8,099)           (12,901)            (5,651)
    Money market                                                   (8,099)           (12,901)            (5,651)

GROSS INCOME FROM FINANCIAL OPERATIONS                             82,935             89,702             74,861

OTHER OPERATING INCOME (EXPENSES)                               2,611,910          5,070,588          4,629,076
    Personnel expenses                                             (9,346)           (13,438)            (5,817)
    Other administrative expenses                                 (12,432)           (21,286)           (11,692)
    Tax expenses (Note 14a II)                                    (46,137)           (74,323)           (57,878)
    Income from interest in subsidiaries (Note 15a)             2,679,914          5,177,908          4,705,608
    Other operating income (expenses)                                 (89)             1,727             (1,145)

OPERATING INCOME                                                2,694,845          5,160,290          4,703,937

NON-OPERATING INCOME (EXPENSES)                                       200                 (7)             1,557

INCOME BEFORE TAXATION ON INCOME AND PROFIT SHARING             2,695,045          5,160,283          4,705,494

INCOME TAX AND SOCIAL CONTRIBUTION (Note 14a I)                   134,195            166,791            132,351
    Due on operations for the period                               (6,700)            (6,927)            (2,163)
    Temporary additions                                           140,895            173,718            134,514

PROFIT SHARING                                                     (3,876)            (5,601)            (2,900)
    Employees - Law 10,101 of 12/19/2000                           (1,402)            (1,537)                 -
    Officers - Statutory - Law 6,404 of 12/15/1976                 (2,474)            (4,064)            (2,900)

NET INCOME                                                      2,825,364          5,321,473          4,834,945
---------------------------------------------------------------------------------------------------------------
NUMBER OF OUTSTANDING SHARES (Note 16a)                                        1,104,009,467      1,132,710,500
NET INCOME PER SHARE - R$                                                               4.82               4.27
BOOK VALUE PER SHARE - R$                                                              14.87              13.03
===============================================================================================================

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
December 31, 2005                                                             67

BANCO ITAU HOLDING FINANCEIRA S.A.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY (Note 16)
(In thousands of Reais)

-------------------------------------------------------------------------------------------------------------------------
                                                                                               CAPITAL        REVENUE
                                                                                 CAPITAL       RESERVES       RESERVES
-------------------------------------------------------------------------------------------------------------------------
BALANCES AT 07/01/2005                                                           8,300,000      1,957,170       6,187,441
Adjustment of equity and reserves arising from tax incentives                            -           (201)              -
Treasury shares                                                                          -       (667,000)        (15,560)
     Purchase of treasury shares                                                         -              -               -
     Granting of stock options - Exercised Options                                       -              -         (15,560)
     Cancellation of treasury shares - OGM/EGM - 08/22/2005                              -       (667,000)              -
Change of adjustment to market value                                                     -              -               -
Net income                                                                               -              -               -
Appropriations
     Legal reserve                                                                       -              -         141,268
     Statutory                                                                           -              -       1,529,405
     Interest on own capital                                                             -              -               -

BALANCES AT 12/31/2005                                                           8,300,000      1,289,969       7,842,554
-------------------------------------------------------------------------------------------------------------------------
CHANGES IN THE PERIOD                                                                    -       (667,201)      1,655,113
-------------------------------------------------------------------------------------------------------------------------
BALANCES AT 01/01/2004                                                           4,780,000      5,648,619       1,014,956
Capitalization of reserves - OGM/EGM of 04/28/2004                               3,321,000     (3,321,000)              -
Reserves arising from tax incentives                                                     -            632               -
Treasury shares                                                                          -       (144,384)           (134)
     Purchase of treasury shares                                                         -              -               -
     Granting of stock options - Exercised Options                                       -              -            (134)
     Cancellation of treasury shares - OGM/EGM - 04/28/2004                              -       (144,384)              -
Change of adjustment to market value                                                     -              -               -
Complementary interest on own capital paid on 03/05/2004 - 2003                          -              -               -
Net income                                                                               -              -               -
Appropriations
     Legal reserve                                                                       -              -         241,747
     Statutory                                                                           -              -       3,220,634
     Interest on own capital                                                             -              -               -
BALANCES AT 12/31/2004                                                           8,101,000      2,183,867       4,477,203
-------------------------------------------------------------------------------------------------------------------------
CHANGES IN THE PERIOD                                                            3,321,000     (3,464,752)      3,462,247
-------------------------------------------------------------------------------------------------------------------------
Prior year's adjustment                                                                  -              -               -
Capitalization of reserves - OGM/EGM of 04/27/2005                                 199,000       (199,000)              -
Adjustment of equity and reserves arising from tax incentives                            -            111               -
Treasury shares                                                                          -       (695,009)        (15,823)
     Purchase of treasury shares                                                         -              -               -
     Granting of stock options - Exercised Options                                       -              -         (15,823)
     Cancellation of treasury shares - OGM/EGM - 04/27/2005 and 08/22/2005               -       (695,009)              -
Change of adjustment to market value                                                     -              -               -
Complementary interest on own capital paid on 03/14/2005 - 2004                          -              -          (1,223)
Net income                                                                               -              -               -
Appropriations
     Legal reserve                                                                       -              -         266,074
     Statutory                                                                           -              -       3,116,323
     Interest on own capital                                                             -              -               -
BALANCES AT 12/31/2005                                                           8,300,000      1,289,969       7,842,554
-------------------------------------------------------------------------------------------------------------------------
CHANGES IN THE PERIOD                                                              199,000       (893,898)      3,365,351
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
                                                                               ADJUSTMENT
                                                                               TO MARKET
                                                                                VALUE -
                                                                               SECURITIES
                                                                                  AND          RETAINED       (TREASURY
                                                                              DERIVATIVES      EARNINGS         SHARES)
-------------------------------------------------------------------------------------------------------------------------
BALANCES AT 07/01/2005                                                             313,904              -        (921,562)
Adjustment of equity and reserves arising from tax incentives                            -              -               -
Treasury shares                                                                          -              -        (374,465)
     Purchase of treasury shares                                                         -              -      (1,078,314)
     Granting of stock options - Exercised Options                                       -              -          36,849
     Cancellation of treasury shares - OGM/EGM - 08/22/2005                              -              -         667,000
Change of adjustment to market value                                               (29,838)             -               -
Net income                                                                               -      2,825,364               -
Appropriations
     Legal reserve                                                                       -       (141,268)              -
     Statutory                                                                           -     (1,529,405)              -
     Interest on own capital                                                             -     (1,154,691)              -

BALANCES AT 12/31/2005                                                             284,066              -      (1,296,027)
-------------------------------------------------------------------------------------------------------------------------
CHANGES IN THE PERIOD                                                              (29,838)             -        (374,465)
-------------------------------------------------------------------------------------------------------------------------
BALANCES AT 01/01/2004                                                             557,215              -        (392,235)
Capitalization of reserves - OGM/EGM of 04/28/2004                                       -              -               -
Reserves arising from tax incentives                                                     -              -               -
Treasury shares                                                                          -              -         (83,018)
     Purchase of treasury shares                                                         -              -        (300,199)
     Granting of stock options - Exercised Options                                       -              -          72,797
     Cancellation of treasury shares - OGM/EGM - 04/28/2004                              -              -         144,384
Change of adjustment to market value                                               (84,275)             -               -
Complementary interest on own capital paid on 03/05/2004 - 2003                          -           (479)              -
Net income                                                                               -      4,834,945               -
Appropriations
     Legal reserve                                                                       -       (241,747)              -
     Statutory                                                                           -     (3,220,634)              -
     Interest on own capital                                                             -     (1,372,085)              -
BALANCES AT 12/31/2004                                                             472,940              -        (475,253)
-------------------------------------------------------------------------------------------------------------------------
CHANGES IN THE PERIOD                                                              (84,275)             -         (83,018)
-------------------------------------------------------------------------------------------------------------------------
Prior year's adjustment                                                                  -        (86,943)              -
Capitalization of reserves - OGM/EGM of 04/27/2005                                       -              -               -
Adjustment of equity and reserves arising from tax incentives                            -              -               -
Treasury shares                                                                          -              -        (820,774)
     Purchase of treasury shares                                                         -              -      (1,647,296)
     Granting of stock options - Exercised Options                                       -              -         131,513
     Cancellation of treasury shares - OGM/EGM - 04/27/2005 and 08/22/2005               -              -         695,009
Change of adjustment to market value                                              (188,874)             -               -
Complementary interest on own capital paid on 03/14/2005 - 2004                          -              -               -
Net income                                                                               -      5,321,473               -
Appropriations
     Legal reserve                                                                       -       (266,074)              -
     Statutory                                                                           -     (3,116,323)              -
     Interest on own capital                                                             -     (1,852,133)              -
BALANCES AT 12/31/2005                                                             284,066              -      (1,296,027)
-------------------------------------------------------------------------------------------------------------------------
CHANGES IN THE PERIOD                                                             (188,874)             -        (820,774)
-------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------
                                                                                 TOTAL
------------------------------------------------------------------------------------------
BALANCES AT 07/01/2005                                                          15,836,953
Adjustment of equity and reserves arising from tax incentives                         (201)
Treasury shares                                                                 (1,057,025)
     Purchase of treasury shares                                                (1,078,314)
     Granting of stock options - Exercised Options                                  21,289
     Cancellation of treasury shares - OGM/EGM - 08/22/2005                              -
Change of adjustment to market value                                               (29,838)
Net income                                                                       2,825,364
Appropriations
     Legal reserve                                                                       -
     Statutory                                                                           -
     Interest on own capital                                                    (1,154,691)

BALANCES AT 12/31/2005                                                          16,420,562
------------------------------------------------------------------------------------------
CHANGES IN THE PERIOD                                                              583,609
------------------------------------------------------------------------------------------
BALANCES AT 01/01/2004                                                          11,608,555
Capitalization of reserves - OGM/EGM of 04/28/2004                                       -
Reserves arising from tax incentives                                                   632
Treasury shares                                                                   (227,536)
     Purchase of treasury shares                                                  (300,199)
     Granting of stock options - Exercised Options                                  72,663
     Cancellation of treasury shares - OGM/EGM - 04/28/2004                              -
Change of adjustment to market value                                               (84,275)
Complementary interest on own capital paid on 03/05/2004 - 2003                       (479)
Net income                                                                       4,834,945
Appropriations
     Legal reserve                                                                       -
     Statutory                                                                           -
     Interest on own capital                                                    (1,372,085)
BALANCES AT 12/31/2004                                                          14,759,757
------------------------------------------------------------------------------------------
CHANGES IN THE PERIOD                                                            3,151,202
------------------------------------------------------------------------------------------
Prior year's adjustment                                                            (86,943)
Capitalization of reserves - OGM/EGM of 04/27/2005                                       -
Adjustment of equity and reserves arising from tax incentives                          111
Treasury shares                                                                 (1,531,606)
     Purchase of treasury shares                                                (1,647,296)
     Granting of stock options - Exercised Options                                 115,690
     Cancellation of treasury shares - OGM/EGM - 04/27/2005 and 08/22/2005               -
Change of adjustment to market value                                              (188,874)
Complementary interest on own capital paid on 03/14/2005 - 2004                     (1,223)
Net income                                                                       5,321,473
Appropriations
     Legal reserve                                                                       -
     Statutory                                                                           -
     Interest on own capital                                                    (1,852,133)
BALANCES AT 12/31/2005                                                          16,420,562
------------------------------------------------------------------------------------------
CHANGES IN THE PERIOD                                                            1,660,805
------------------------------------------------------------------------------------------

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
December 31, 2005                                                             68

BANCO ITAU HOLDING FINANCEIRA S.A.
STATEMENT OF CHANGES IN FINANCIAL POSITION
(In thousands of Reais)

===============================================================================================================================
                                                                                     2ND HALF        01/01 TO        01/01 TO
                                                                                       2005         12/31/2005      12/31/2004
--------------------------------------------------------------------------------   ------------    ------------    ------------
A - FINANCIAL RESOURCES WERE PROVIDED BY                                              3,452,328       4,406,872       2,533,415

     Adjusted net income                                                                145,285         143,602         129,337

         Net income                                                                   2,825,364       5,321,473       4,834,945
         - Adjustments to net income                                                 (2,680,079)     (5,177,871)     (4,705,608)
             Equity in results of subsidiary companies                               (2,679,914)     (5,177,908)     (4,705,608)
             Provision for Losses and Other                                                (165)             37               -

     STOCKHOLDERS' RESOURCES - Stock options granted - Exercised stock options           21,289         115,690          72,663
     THIRD PARTIES' RESOURCES ARISING FROM:                                           3,285,754       4,147,580       2,331,415
         - Increase in liabilities                                                      674,632         352,543         369,294
             Derivative financial instruments                                            13,787          16,217             561
             Other liabilities                                                          660,845         336,326         368,733
         - Decrease in assets - Securities and derivative financial instruments           6,781               -          75,854
         - Interest on own capital and dividends received from subsidiaries           2,604,341       3,795,037       1,886,267

B - FINANCIAL RESOURCES WERE USED FOR                                                 3,452,097       4,406,636       2,533,383

     INTEREST ON OWN CAPITAL AND DIVIDENDS PAID AND PROVISIONED                       1,154,691       1,853,356       1,372,564
     PURCHASE OF TREASURY SHARES                                                      1,078,314       1,647,296         300,199
     INVESTMENTS IN:                                                                        207          46,513         524,799
         Investments                                                                          -          46,206         524,799
             Additions in affiliated companies                                                -          46,206         452,408
             Stock options granted - Exercised Stock options                                  -               -          72,391
         Fixed assets/deferred charges                                                      207             307               -
     INCREASE IN ASSETS:                                                                656,081         859,471         183,479
         - Short-term interbank deposits                                                573,637         688,402         124,470
         - Securities and derivative financial instruments                                    -           1,833          59,009
         - Other receivables and other assets                                            82,444         169,236               -
     DECREASE IN LIABILITIES: Interbank deposits                                        562,804               -         152,342
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS (A - B)                                    231             236              32

CHANGES IN FINANCIAL POSITION:
-------------------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS:
     - At the beginning of the period                                                        50              45              13
     - At the end of the period                                                             281             281              45
     - Increase or decrease                                                                 231             236              32
-------------------------------------------------------------------------------------------------------------------------------

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
December 31, 2005                                                             69

                       BANCO ITAU HOLDING FINANCEIRA S.A.

                        NOTES TO THE FINANCIAL STATEMENTS
                    YEARS ENDED ON DECEMBER 31, 2005 AND 2004
                             (In thousands of Reais)

NOTE 1 - OPERATIONS

Banco Itau Holding Financeira S.A. (ITAU HOLDING) is a publicly listed company which, together with its subsidiary and affiliated companies, operates in Brazil and abroad, with all types of banking activities, through its commercial, investment, consumer credit, mortgage loan, finance and investment credit, and lease portfolios, including foreign exchange operations, and other complementing activities, with emphasis on Insurance, Private Pension Plans, Capitalization, Securities Brokerage and Administration of Credit Cards, Consortia, Investment Funds and Managed Portfolios.

On February 28, 2005, an association between ITAU HOLDING and Lojas Americanas S.A. (LASA), was announced creating a partnership to form a new company called FAI - FINANCEIRA AMERICANAS ITAU S.A. CREDITO, FINANCIAMENTO E INVESTIMENTO and to acquire the sales promoting company Facilita Servicos e Propaganda S.A. (FACILITA), which will exclusively participate in the structuring and sales processes of products and financial services to LASA customers. The investment totaled R$ 240,000, resulting in a goodwill of R$ 200,000, fully amortized in the consolidated financial statements. The settlement was made on April 27, 2005.

The transaction is in the phase of approval by the Central Bank of Brazil (BACEN). It is expected that the results from these activities will not have a significant effect during the first three years.

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
December 31, 2005                                                             70

NOTE 2 - PRESENTATION OF THE FINANCIAL STATEMENTS

a)   PRESENTATION OF THE FINANCIAL STATEMENTS

     The financial statements of ITAU HOLDING and of its subsidiaries (ITAU HOLDING CONSOLIDATED) have been prepared in accordance with accounting practices derived from the Brazilian Corporate Law and instructions issued by the Central Bank of Brazil (BACEN), the Brazilian Securities Commission
     (CVM) and the Superintendence of Private Insurance (SUSEP), which include the use of estimates necessary to calculate accounting provisions.

     As set forth in the sole paragraph of article 7 of BACEN Circular 3068, of 11/8/2001, securities classified as trading securities (Note 4b) are presented in the Balance Sheet, under Current Assets, regardless of their maturity dates.

     Operations with Credit Cards, arising from purchases made by their owners, are included in receivables in loan, leasing and other credits operations. The resources related to these amounts are included in Other Liabilities - Credit Cards Operations. Leasing Operations are presented, at present value, in the Balance Sheet, and related income and expenses, which represent the financial result of these operations, are presented, grouped together, under loan, leasing and other credits operations in the Statement of Income.

     The foreign exchange rate result is presented on an adjusted basis, with the reclassification of expenses and income, in order to represent exclusively the impact of variations and differences of rates on the balance sheet accounts representative of foreign currencies.

     As set forth in paragraph 1, article 2, of BACEN Circular 2804, of 02/11/1998, the financial statements of ITAU HOLDING comprise the consolidation of its foreign subsidiaries.

b)   CONSOLIDATION

     Intercompany transactions and balances and results have been eliminated on consolidation. The investments held by consolidated companies in Exclusive Investment Funds are consolidated. The investments in these fund portfolios are classified by type of transaction and were distributed by type of security, in the same categories in which the funds quotas had been originally allocated. Deferred taxes related to adjustments to market value of trading securities, derivative financial instruments (assets/liabilities) and securities available for sale, including the additional provision, are presented in the Balance Sheet at their related net amounts (Note 14b I). The effects of the Foreign Exchange Variation on foreign investments are classified in the Statement of Income accounts, according to the nature of the corresponding balance sheet accounts.

     The difference in Net Income and Stockholders' Equity between ITAU HOLDING and ITAU HOLDING CONSOLIDATED (Note 16e) results from the elimination of unrealized profits arising from consolidated intercompany transactions, the related taxes on which have been deferred, and from the adoption of different criteria for the amortization of goodwill originated from the acquisition of investments and recognition of tax credits:

     I- In ITAU HOLDING, goodwill recorded in subsidiaries, mainly originated from the increases in investments Credicard and Orbitall, from the partnership to set up the Financeira Itau CBD and LASA and from in the acquisition of part of the shares of BPI S.A., is being amortized based on the expected future profitability (10 years) or by the realization of investments, in order to: a) avoid unnecessary decrease in its Stockholders' Equity for operating limits computation purposes; b) avoid an unnecessary capital increase; and c) obtain better compliance with market accounting practices.

     In ITAU HOLDING CONSOLIDATED, this goodwill was fully amortized in the years when these investments occurred, in order to: a) permit better comparability with previous periods' consolidated financial statements; and
     b) permit measuring Net Income and Stockholders' Equity based on conservative criteria.

     II- In BANCO BANESTADO S.A. (BANESTADO), tax credits are recorded at amounts considered adequate in relation to expected future earnings. In ITAU HOLDING CONSOLIDATED, these tax credits are fully recognized, considering the larger size and additional synergy, factors that favor maximization of results.

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
December 31, 2005                                                             71

The consolidated financial statements include ITAU HOLDING and its direct and indirect subsidiaries, highlighting:

============================================================================================================================
                                                                                                       PARTICIPATION %
                                                                                                ---------------------------
                                                                                                 12/31/2005      12/31/2004
-------------------------------------------------------------------------------------------------------------   ------------
FINANCIAL ACTIVITY AND OPERATIONS
    Banco Itau S.A                                                                                     100.00         100.00
    Banco Itau BBA S.A                                                                                  95.75          95.75
    Banco Itaucred Financiamento S.A                                                                    99.99          99.99
    Banco Fiat S.A                                                                                      99.99          99.99
    Banco Itau Buen Ayre S.A                                                                            99.99          99.99
    Banco Itau Europa Luxembourg S.A                                                     (1)            19.52          19.52
    Banco Itau Europa S.A                                                                (1)            19.53          19.53
    Itau Bank, Ltd.                                                                                    100.00         100.00
    Cia. Itauleasing de Arrendamento Mercantil                                                          99.99          99.99
    Itau Corretora de Valores S.A                                                                       99.99          99.99
    Financeira Itau CBD S.A. - Credito, Financiamento e Investimento                     (2)            50.00          50.00
    Financeira Americanas Itau S.A. Credito, Financiamento e Investimento               (3)(4)          50.00              -
INSURANCE, PENSION PLAN AND CAPITALIZATION ACTIVITIES
    Itau Seguros S.A. and subsidiaries                                                                 100.00         100.00
    Itau Vida e Previdencia S.A                                                                         99.99          99.99
    Cia. Itau de Capitalizacao                                                                          99.99          99.99
CREDIT CARD ADMINISTRATION ACTIVITIES
    Itaucard Financeira S.A. Credito, Financiamento e Investimento                                      99.99          99.99
    Credicard Banco S.A                                                                  (3)            50.00          50.00
    Orbitall Servicos e Processamento e Informatizacao Comercial S.A. and subsidiary                   100.00         100.00
    Redecard S.A                                                                         (3)            31.94          31.94
    CONSORTIA GROUPS ADMINISTRATION
    Fiat Administradora de Consorcios Ltda                                                              99.99          99.99
    Itau Administradora de Consorcios Ltda                                                              99.99          99.99
NON-FINANCIAL INSTITUTIONS
    Akbar - Marketing e Servicos, LDA and subsidiaries                                                  95.75          95.75
    Afinco Americas Madeira, SGPS, Sociedade Unipessoal, LDA                                           100.00         100.00
    Itausa Export S.A                                                                    (1)            22.23          22.23
    Serasa S.A                                                                           (3)            32.54          32.54
============================================================================================================================

(1) Affiliated Companies included in consolidation, duly authorized by CVM, for a better presentation of the economic unit. Controlled by Itausa - Investimentos Itau S.A. (ITAUSA).
(2) Investment set up on August 09, 2004 and approved to operate by BACEN on April 05, 2005. As from September 30, 2005, it started being fully included in consolidation, as authorized by CVM, since the business is managed by ITAU HOLDING.
(3)  Companies with shared control included proportionally in consolidation.
(4) Investment set up on April 27, 2005 to make the partnership between ITAU and LASA (Note 1) feasible.

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
December 31, 2005                                                             72

NOTE 3 - BASEL AND FIXED ASSET RATIOS

The main indicators at December 31, 2005, obtained from the non-consolidated financial statements (the initial basis for determination of the financial system consolidated amounts and economic-financial consolidated amounts), according to present regulation, are as follows:

======================================================================================
                                                FINANCIAL SYSTEM    ECONOMIC-FINANCIAL
                                                CONSOLIDATED (1)     CONSOLIDATED (2)
--------------------------------------------------------------------------------------
Referential equity (3)                                20,734,392            20,644,321
Basel ratio                                                 17.9%                 17.0%
  Tier I                                                    14.7%                 13.9%
  Tier II                                                    3.2%                  3.1%
Fixed asset ratio (4)                                       44.7%                 26.1%
Excess capital in relation to fixed assets             1,087,036             4,914,435
======================================================================================

(1)  Consolidated financial statements including only financial companies.

(2) Consolidated financial statements comprising all subsidiary companies, including insurance, pension and capitalization companies and those in which control is based on the sum of ownership interests by an institution with those of its managers, owners and related companies, regardless of the percentage, as well as those directly or indirectly acquired, through investment funds.

(3) BACEN, through Resolution 2,837/2001, of May 30, 2001, and amendments, determined the Referential Equity (PR) for purposes of calculating operational limits, as being the sum of both Tier I and Tier II levels, following the International experience, each of them comprising items from stockholders' equity, as well as subordinated debts and hybrid capital and debt.

(4) The difference between the fixed asset ratio of the financial system consolidated and the economic-financial consolidated arises from the inclusion of non-financial subsidiary companies, which provide high liquidity and low level of fixed asset ratio, with consequent decrease in fixed asset ratio of the economic-financial consolidated amounts and enable, when necessary, the distribution of resources to the financial companies.

Management considers the current Basel ratio (17.0%, based on economic-financial consolidated) to be adequate, considering that:
a)   It is higher than the minimum required by the authorities (11.0%).
b) The ratio increases to 17.1% when all of the tax credits of Banco Banestado S.A. (BANESTADO) are recorded in the financial statement basis (ITAU HOLDING) used to establish limits.
c) Considering item (b) above and other realization asset amounts (Note 18), the amount of provisions exceeding the minimum required and the tax credits not recorded, the ratio would increase to 19.5%.

For calculation of the ratios at December 31, 2005, the Adjusted Reference Net Equity was used, as follows:

================================================================================================
                                                          FINANCIAL SYSTEM    ECONOMIC-FINANCIAL
                                                           CONSOLIDATED          CONSOLIDATED
================================================================================================
ITAU HOLDING Stockholders' equity (Individual)                  16,420,562            16,420,562
Minority interest not eliminated in the consolidation            1,168,799             1,081,286
Unrealized profits of operations with subsidiaries                    (208)               (2,766)
Consolidated stockholders' equity (BACEN)                       17,589,153            17,499,082
Subordinated debt                                                3,199,419             3,199,419
Tax credits excluded from Tier I                                   (54,180)              (54,180)
Referential equity                                              20,734,392            20,644,321
Adjustments:
------------
Requirement for SWAP operations risk                              (369,443)             (369,443)
Requirement for foreign exchange risk                           (1,984,638)           (1,984,638)
Requirement for interest rate risk                                (405,391)             (395,246)
Other                                                             (214,320)             (214,320)
Adjusted referential equity                                     17,760,600            17,680,674
================================================================================================

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
December 31, 2005                                                             73

The effects resulting from the changes during the period, due to changes in the legislation or variation in the balances are shown below:

===============================================================================================================================
                                                FINANCIAL SYSTEM CONSOLIDATED              ECONOMIC-FINANCIAL CONSOLIDATED
                                           ------------------------------------------------------------------------------------
                                            ADJUSTED                                    ADJUSTED
                                           REFERENTIAL     WEIGHTED                    REFERENTIAL     WEIGHTED
  CHANGES IN THE BASEL RATIO                 EQUITY         ASSETS        EFFECT         EQUITY         ASSETS        EFFECT
-------------------------------------------------------------------------------------------------------------------------------
Ratio at 12/31/2004                         17,752,391     82,043,390         21.6%     17,620,011     85,701,539          20.6%
===============================================================================================================================
Prior years' adjustments                       (89,035)             -         -0.1%        (89,035)             -          -0.1%
Result for the period                        5,487,730              -          6.7%      5,293,658              -           6.2%
Interest on own capital                     (1,853,356)             -         -2.3%     (1,853,356)             -          -2.2%
Changes in the adjustments to market
value - securities and derivatives            (188,874)             -         -0.2%       (188,874)             -          -0.2%
Interest rate risk                            (250,205)             -         -0.3%       (240,420)             -          -0.3%
Treasury shares                             (1,531,606)             -         -1.9%     (1,531,606)             -          -1.8%
Foreign exchange exposure                     (526,104)             -         -0.6%       (526,104)             -          -0.6%
SWAP operations risk                           (76,666)             -         -0.1%        (76,666)                        -0.1%
Subordinated debt                             (771,831)             -         -0.9%       (771,831)             -          -0.9%
Other changes in referential equity           (191,844)             -         -0.2%         44,897              -           0.1%
Changes in weighted assets                           -     17,315,477         -3.8%              -     18,581,852          -3.7%
-------------------------------------------------------------------------------------------------------------------------------
Ratio at 12/31/2005                         17,760,600     99,358,867         17.9%     17,680,674    104,283,391          17.0%
-------------------------------------------------------------------------------------------------------------------------------

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
December 31, 2005                                                             74

NOTE 4 - SUMMARY OF THE MAIN ACCOUNTING PRACTICES

a) Short-term interbank deposits, remunerated restricted credits - Brazilian Central Bank, remunerated deposits, deposits received under securities repurchase agrements, funds from acceptances and issuance of securities, borrowings and onlendings and other receivables and payables - Transactions subject to monetary correction and exchange variation and operations with fixed charges are recorded at current value, calculated "pro rata die" based on the variation of the contracted index and interest rate.

b) Securities - Recorded at cost of acquisition restated by the index and/or effective interest rate and presented in the Balance Sheet, according to BACEN Circular 3068, of November 8, 2001. Securities are classified in the following categories:

     o trading securities - acquired to be actively and frequently traded, are adjusted to market value, as a contra-entry to the results for the period;

     o securities available for sale - securities that can be negotiated but are not acquired to be actively and frequently traded. They are adjusted to their market value with a contra-entry to an account disclosed in stockholders' equity; and

     o securities held to maturity - securities, except for non-redeemable shares, for which there is the intention and financial capacity of the institution to hold them in the portfolio up to their maturity, are recorded at cost of acquisition, or market value, whenever these are transferred from another category. The securities are adjusted up to maturity date, not being adjusted to market value.

     Gains and losses on securities available for sale, when realized, are recognized at the date of negotiation in the statement of income, as a contra-entry to a specific stockholders' equity account.

     Decreases in the market value of securities available for sale and those held up to maturity, below their related costs, resulting from non-temporary reasons, are recorded in results as realized losses.

c) Derivative Financial Instruments - These are classified on the date of their acquisition, according to management's intention of using them either as a hedge or not, according to BACEN Resolution 3,082, of January 30, 2002. Transactions involving financial instruments, carried out upon the client's request, for their own account, or which do not comply with hedging criteria (mainly derivatives used to manage the exposure to global risks) are stated at market value, including realized and unrealized gains and losses, which are recorded directly in the statement of income.

     The derivatives used for protection against risk exposure or to modify the characteristics of assets and liabilities which might be highly associated to changes in market value in relation to the market value of the item being protected, both at the beginning or throughout the duration of the contract, and which are deemed as relevant to reduce the risk-related exposure being protected, are classified as a hedge, in accordance with their nature:

     o Market Value Hedge - Assets and liabilities, as well as their related financial instruments, are accounted for at their market value plus realized and unrealized gains and losses, which are recorded directly in the statement of income.

     o Cash Flows Hedge - The effective amount of the hedge of assets and liabilities, as well as their related financial instruments, are accounted for at their market value plus realized and unrealized gains and losses, net of tax effects, when applicable, and recorded in a specific account in stockholders' equity. The ineffective amount of the hedge is recorded directly in the statement of income.

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
December 31, 2005                                                             75

d) Loan, Leasing Operations and Other Credits (Operations with Credit Assignment Characteristics) - These transactions are recorded at current value and calculated "pro rata die" based on the variation of the contracted index, and are recorded on the accrual basis until 60 days overdue in financing companies. Real estate loans are adjusted to present value of future installments.

e) Allowance for Loan Losses - The balance of the allowance for loan losses was recorded based on an analysis of the credit risk in the loan portfolio, at an amount considered sufficient to cover loan losses according to the rules determined by BACEN Resolution 2,682 of December 21, 1999, among which are:

     o Provisions are recorded from the date of the loan disbursements, based on the client risk classification, due to periodic analysis of the quality of the client and the industry and not just in the event of default;

     o Based exclusively on delinquency, write-offs of credit operations against loss may be carried out 360 days after the due date of the credit or 540 days for operations that mature after a period of 36 months. Other factors related to analysis of the quality of the client/loan may generate write-offs before these periods.

f) Other assets - These assets are mainly comprised by assets not for use relating to real estate available for sale, received as payment in kind, which are adjusted to market value through the set-up of a provision, according to current regulations; and prepaid expenses, corresponding to resources applied, of which benefits will occur in future periods.

g) Investments - In subsidiary and affiliated companies, investments are accounted for under the equity method. The consolidated financial statements of foreign branches and subsidiaries are adapted to comply with Brazilian accounting practices and converted into Reais. Other investments are recorded at cost, restated up to December 31, 1995, and adjusted to market value by setting up a provision in accordance with current standards.

h) Fixed assets - These assets are stated at cost of acquisition or construction, less accumulated depreciation, restated up to December 31, 1995. For insurance, private pension and capitalization operations, property and equipment are adjusted to market value supported by appraisal reports. Depreciation is calculated using the straight-line method, based on monetarily corrected cost, considering that the items/equipment which residual value is up to R$ 3 are fully depreciated. Depreciation is calculated at the following annual rates:

     ---------------------------------------------------------------------
     Buildings in use                                          4%   to   8%
     Installations, furniture, equipment and security,
     transportation and communication systems                  10%  to  25%
     EDP systems                                               20%  to  50%
     ---------------------------------------------------------------------

i) Operating lease - Leased assets are stated at cost of acquisition less accumulated depreciation. The depreciation of leased assets is recognized under the straight-line method, based on its usual useful life, considering a reduction of 30% in the useful life of the asset, if in accordance with the conditions set forth in Ordinance No. 113/1998 of the Federal Revenue Service. Receivables are recorded in lease receivable at the contractual amount, as a contra entry to unearned income accounts. The recognition in income will occur on the consideration collection date.

j) Deferred charges - Deferred organization and expansion expenses mainly represent leasehold improvements, and acquisition of software, which are amortized on a straight-line basis over the respective contractual terms, limited to ten and five years, respectively.

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
December 31, 2005                                                             76

k) Technical Provisions of Insurance, Capitalization and Pension Plans - Technical provisions are set up according to the technical notes approved by SUSEP and criteria established by CNSP Resolution 120 of December 24, 2004.

     I-   Insurance:

          o Provision for unsettled claims - set up to determine unearned premiums relating to the risk coverage period;
          o Provision for insufficient premiums - set up in case of insufficient Provision for unearned premiums;
          o Provision for unearned premiums of current risks but not issued - calculated based on technical studies;
          o Provision for unsettled claims - set up based on notices of loss, in an amount sufficient to cover future commitments;
          o Provision for claims incurred but not reported (IBNR) - set up in relation to the estimated amount of claims occurred in risks assumed in the portfolio but not reported.

          In order to calculate the amount of provision for claims under litigation, the experts and legal advisors carry out appraisals based on the amount insured and on technical regulations, taking into account the probability of unfavorable result to the insurance company.

     II- Supplementary Pension Plans and Individual life insurance segments - correspond to liabilities assumed such as retirement plans, disability, pension and annuity.

          o Provision for benefits to regulate and redemptions and/or Other amounts to regulate - refer to amounts still not regulated up to the balance sheet date;
          o Provision for events occurred but not reported (IBNR) - set up in relation to the estimated amount of events occurred but not reported;
          o Mathematical provisions for benefits granted and benefits to be granted - correspond to commitments assumed with participants, but which benefits are not being used, and to those receiving the benefits;
          o Provision for insufficient contribution - set up in case of insufficient mathematical provisions.

     III- Capitalization:

          o Mathematical provision for redemptions - represents capitalization securities received to be redeemed;
          o Provision for raffles- calculated according to definition in technical note;
          o Provision for raffles payable - set up by raffles of securities carried out;
          o Provision for contingencies - set up by the application of contingency quota on the collected amount.

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
December 31, 2005                                                             77

l) Provision and Contingent Liabilities - Provisions and contingent liabilities, in connection with conservative practices adopted, normally are recorded based on the opinion of legal advisors and additionally, through the use of models and criteria which allow for the most adequate measurement, in spite of the uncertainty of their term and amount.

     I-   Labor contingencies:

          These are set up upon judicial notice and adjusted monthly by the moving average amount of payment of lawsuits settled in the last 12 months, for lawsuits based on claims considered similar and usual and adjusted to the execution deposit amount when required or the definitive execution amount (indisputable amount) when it is in the stage of being a final unappealable judgment.

     II-  Civil contingencies:

          These are set up upon judicial notice and adjusted monthly:

          o at the moving average of payment of lawsuits ended in the last 12 months plus the average cost of fees paid for lawsuits related to claims considered similar and usual and whose amount is not considered relevant; or

          o at the claimed indemnity amount, on the evidence presented based on the evaluation of legal advisors - which considers jurisprudence, legal opinions raised, evidence produced in the records and the judicial decisions already issued - relating to the risk level of loss of lawsuits related to claims considered unusual or whose amount is considered significant.

          Provisions for Civil Contingencies are adjusted up to the amounts deposited as guarantees for their execution or to the definitive execution amount when the claim is finally judged and has become unappealable.

     III- Tax and social security contingencies:

          The provisions originated in tax and social security contingencies basically refer to tax liabilities, the legality or constitutionality of which are subject to administrative or judicial defense, and set up at the full amount under discussion. They are restated, net of the corresponding deposits in guarantee, in accordance with current legislation.

     Interest or restatement of judicial escrow deposits is not recognized, except when a release order has been issued in respect of claims judged in favor of the companies, due to the lawsuits considered favorable.

m) Taxes - These provisions are calculated according to current legislation at the rates shown below, for effects of the related calculation bases. .

       =====================================================================
       Income tax                                                      15.00%
       Additional income tax                                           10.00%
       Social contribution                                              9.00%
       PIS (1)                                                          0.65%
       COFINS (1)                                                       4.00%
       ISS                                                        up to 5.00%
       CPMF                                                             0.38%
       =====================================================================

     (1) For the non financial subsidiaries which fit into the non cumulative calculation, the PIS rate is 1.65% and COFINS is 7.6%.

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
December 31, 2005                                                             78

NOTE 5 - SHORT-TERM INTERBANK DEPOSITS

========================================================================================================================
                                                                                           12/31/2005
                                                                       -------------------------------------------------
                                                                        0 - 30       31 - 180     181 - 365    Over 365
------------------------------------------------------------------------------------------------------------------------
Money market                                                            6,980,779    5,658,035            -       32,092
     Funded position (*)                                                2,655,829    5,459,400            -       32,092
     Financed position                                                  4,324,950      198,635            -            -
        With free movement                                                      -      198,635            -            -
        Without free movement                                           4,324,950            -            -            -
Money market - Guarantor resources of technical provisions - SUSEP        343,282            -            -       85,819
Interbank deposits                                                      5,838,393    2,154,774    1,070,905      712,665
------------------------------------------------------------------------------------------------------------------------
TOTAL                                                                  13,162,454    7,812,809    1,070,905      830,576
% per maturity term                                                          57.5         34.2          4.7          3.6
------------------------------------------------------------------------------------------------------------------------
TOTAL - 12/31/2004                                                     14,813,917    3,689,511      679,631      563,613
% per maturity term                                                          75.0         18.7          3.4          2.9
========================================================================================================================

========================================================================================================================
                                                                              12/31/2005                12/31/2004
----------------------------------------------------------------------------------------------   -----------------------
                                                                         TOTAL           %           TOTAL           %
----------------------------------------------------------------------------------------------   ----------   ----------
Money market                                                           12,670,906         55.4   10,819,351         54.9
     Funded position (*)                                                8,147,321         35.6    4,516,392         22.9
     Financed position                                                  4,523,585         19.8    6,302,959         32.0
        With free movement                                                198,635          0.9      207,846          1.1
        Without free movement                                           4,324,950         18.9    6,095,113         30.9
Money market - Guarantor resources of technical provisions - SUSEP        429,101          1.9      202,646          0.9
Interbank deposits                                                      9,776,737         42.7    8,724,675         44.2
----------------------------------------------------------------------------------------------   -----------------------
TOTAL                                                                  22,876,744                19,746,672
% per maturity term
----------------------------------------------------------------------------------------------
TOTAL - 12/31/2004                                                     19,746,672
% per maturity term
========================================================================================================================

(*)  Includes R$ 5,054,172 (R$ 812,215 at 12/31/2004) related to money market with free movement, in which securities are restricted to pledge the operations in the Futures and Commodities Exchange (BM&F).

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
December 31, 2005                                                             79

NOTE 6 - SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (ASSETS AND
LIABILITIES)

See below the composition by type of instruments, maturity, and type of portfolio of Securities and Derivatives Financial Instruments, which amounts are already adjusted to their respective market values.

a) SUMMARY PER MATURITY

=============================================================================================================================
                                                                                        12/31/2005
                                                          -------------------------------------------------------------------
                                                                        PROVISION FOR ADJUSTMENT TO
                                                                        MARKET VALUE WITH IMPACT ON:
                                                                        ----------------------------
                                                                                      STOCKHOLDERS'
                                                             COST         RESULTS        EQUITY         MARKET VALUE      %
-----------------------------------------------------------------------------------------------------------------------------
PUBLIC SECURITIES - DOMESTIC                               6,454,264        41,294           142,412       6,637,970     19.7
    Financial Treasury Bills                               1,199,385           429             4,036       1,203,850      3.6
    National Treasury Bills                                  902,544          (120)            1,635         904,059      2.7
    National Treasury Notes                                1,746,500          (794)          131,360       1,877,066      5.6
    National Treasury Notes - M                               75,524             -                 -          75,524      0.2
    Central Bank Notes                                       162,406        (1,399)            1,255         162,262      0.5
    National Treasury/Securitization                         107,283            73              (716)        106,640      0.3
    Brazilian External Debt Bonds                          2,195,476        43,105             4,842       2,243,423      6.6
    Investment in non Exclusive Funds                         65,139             -                 -          65,139      0.2
        Financial Treasury Bills                              64,825             -                 -          64,825      0.2
        Other                                                    314             -                 -             314        -
    Other                                                          7             -                 -               7        -
PUBLIC SECURITIES - FOREIGN                                  601,401         4,004            23,294         628,699      1.9
    Portugal                                                 395,228             -            23,293         418,521      1.2
    Argentina                                                 64,307          (121)                1          64,187      0.2
        Central Bank                                          10,634          (121)                -          10,513        -
        National Treasury                                     53,673             -                 1          53,674      0.2
    Russia                                                    49,361         4,065                 -          53,426      0.2
    United States                                             65,788            28                 -          65,816      0.2
    Other                                                     26,717            32                 -          26,749      0.1
CORPORATE SECURITIES                                      12,506,070         6,112           268,855      12,781,037     38.3
    Euro Bonds and Others                                  4,162,705         3,119            40,510       4,206,334     12.6
    Bank Deposit Certificates                              3,675,573             -                 -       3,675,573     11.0
    Shares in Publicly Traded Companies                      862,024         2,815           199,786       1,064,625      3.2
    Debentures                                             1,712,669             -              (243)      1,712,426      5.1
    Promissory Notes                                         554,089             -               218         554,307      1.7
    Mortgage Bills                                           150,869             -                 -         150,869      0.5
    Quotas of Fixed Income Funds (1)                         742,138             -                 -         742,138      2.2
    Quotas of Foreign Investment Funds                        54,008             -             1,713          55,721      0.2
    Quotas of Variable Income Funds                           32,748             -            29,150          61,898      0.2
    Real Estate Certificates Receivable                      516,319        (1,146)           (2,278)        512,895      1.5
    Other                                                     42,928         1,324                (1)         44,251      0.1
PGBL/VGBL FUNDS QUOTAS (2)                                10,214,972             -                 -      10,214,972     30.5
SUBTOTAL - SECURITIES                                     29,776,707        51,410           434,561      30,262,678     90.4
    Trading securities                                    17,465,095        51,410                 -      17,516,505     52.3
    Securities available for sale                         10,378,327             -           434,561      10,812,888     32.3
    Securities held to maturity (3)                        1,933,285             -                 -       1,933,285      5.8
DERIVATIVE FINANCIAL INSTRUMENTS                           2,766,556       469,088                 -       3,235,644      9.6
TOTAL                                                     32,543,263       520,498           434,561      33,498,322    100.0

Additional provision (exceeding minimum required)                                                           (370,000)
TOTAL SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS
(ASSETS)                                                                                                  33,128,322
-----------------------------------------------------------------------------------------------------------------------------
DERIVATIVE FINANCIAL INSTRUMENTS (LIABILITIES)            (2,178,744)     (257,505)                -      (2,436,249)   100.0
=============================================================================================================================

=========================================================================================================================
                                                                                      12/31/2005
-------------------------------------------------------------------------------------------------------------------------
                                                             0 - 30           31 - 90         91 - 180        181 - 365
-------------------------------------------------------------------------------------------------------------------------
PUBLIC SECURITIES - DOMESTIC                                   112,024          184,918          317,188        1,247,977
    Financial Treasury Bills                                       412          156,576          239,766          182,545
    National Treasury Bills                                      5,201                -           54,050          771,748
    National Treasury Notes                                      3,066                -                -           69,474
    National Treasury Notes - M                                      -                -           10,789           10,789
    Central Bank Notes                                               -                -                -          162,262
    National Treasury/Securitization                                40              166               25            3,881
    Brazilian External Debt Bonds                               38,166           28,176           12,558           47,271
    Investment in non Exclusive Funds                           65,139                -                -                -
        Financial Treasury Bills                                64,825                -                -                -
        Other                                                      314                -                -                -
    Other                                                            -                -                -                7
PUBLIC SECURITIES - FOREIGN                                     11,549          121,661            1,008           22,770
    Portugal                                                         -           51,524            1,003            4,075
    Argentina                                                   11,481            4,302                -           18,695
        Central Bank                                                 -                -                -              817
        National Treasury                                       11,481            4,302                -           17,878
    Russia                                                           -                -                -                -
    United States                                                    -           65,816                -                -
    Other                                                           68               19                5                -
CORPORATE SECURITIES                                         2,966,486        2,001,121        1,119,581        1,482,369
    Euro Bonds and Others                                      154,018          795,021          306,363          552,450
    Bank Deposit Certificates                                  651,036        1,098,542          502,134          763,684
    Shares in Publicly Traded Companies                      1,064,625                -                -                -
    Debentures                                                       -                -           44,497           49,164
    Promissory Notes                                           229,016           14,087          205,511          105,693
    Mortgage Bills                                                   -           92,653           58,216                -
    Quotas of Fixed Income Funds (1)                           742,138                -                -                -
    Quotas of Foreign Investment Funds                          55,721                -                -                -
    Quotas of Variable Income Funds                             61,898                -                -                -
    Real Estate Certificates Receivable                            383              818            1,227            1,636
    Other                                                        7,651                -            1,633            9,742
PGBL/VGBL FUNDS QUOTAS (2)                                  10,214,972                -                -                -
SUBTOTAL - SECURITIES                                       13,305,031        2,307,700        1,437,777        2,753,116
    Trading securities                                      11,627,392        1,133,692          654,394        1,466,967
    Securities available for sale                            1,662,683        1,171,184          745,423        1,254,998
    Securities held to maturity (3)                             14,956            2,824           37,960           31,151
DERIVATIVE FINANCIAL INSTRUMENTS                             1,369,443          489,783          358,389          355,386
TOTAL                                                       14,674,474        2,797,483        1,796,166        3,108,502
                                                        -----------------------------------------------------------------
                                                                  43.8%             8.4%             5.4%             9.3%
Additional provision (exceeding minimum required)
TOTAL SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS
(ASSETS)
-------------------------------------------------------------------------------------------------------------------------
DERIVATIVE FINANCIAL INSTRUMENTS (LIABILITIES)
                                                            (1,212,819)        (346,983)        (164,372)        (342,259)
=========================================================================================================================

                                                                    12/31/2005              12/31/2004
                                                          ------------------------------   -------------
                                                           366 - 720       Over 720 days    Market value
--------------------------------------------------------------------------------------------------------
PUBLIC SECURITIES - DOMESTIC                                   669,135         4,106,728       7,485,733
    Financial Treasury Bills                                   376,771           247,780       2,146,924
    National Treasury Bills                                     73,060                 -         133,427
    National Treasury Notes                                          -         1,804,526       2,749,042
    National Treasury Notes - M                                 21,578            32,368         109,627
    Central Bank Notes                                               -                 -         342,411
    National Treasury/Securitization                            11,792            90,736         150,283
    Brazilian External Debt Bonds                              185,934         1,931,318       1,687,446
    Investment in non Exclusive Funds                                -                 -         166,573
        Financial Treasury Bills                                     -                 -         162,428
        Other                                                        -                 -           4,145
    Other                                                            -                 -               -
PUBLIC SECURITIES - FOREIGN                                    113,379           358,332       1,065,219
    Portugal                                                   102,794           259,125         642,870
    Argentina                                                   10,566            19,143          43,685
        Central Bank                                                 -             9,696          34,016
        National Treasury                                       10,566             9,447           9,669
    Russia                                                           -            53,426         179,653
    United States                                                    -                 -         115,902
    Other                                                           19            26,638          83,109
CORPORATE SECURITIES                                         1,013,069         4,198,411      12,145,359
    Euro Bonds and Others                                      553,285         1,845,197       4,342,477
    Bank Deposit Certificates                                  354,187           305,990       3,836,873
    Shares in Publicly Traded Companies                              -                 -         851,198
    Debentures                                                  87,545         1,531,220       1,182,035
    Promissory Notes                                                 -                 -         753,054
    Mortgage Bills                                                   -                 -         149,667
    Quotas of Fixed Income Funds (1)                                 -                 -         587,633
    Quotas of Foreign Investment Funds                               -                 -          43,013
    Quotas of Variable Income Funds                                  -                 -          14,297
    Real Estate Certificates Receivable                            409           508,422         223,630
    Other                                                       17,643             7,582         161,482
PGBL/VGBL FUNDS QUOTAS (2)                                           -                 -       6,917,731
SUBTOTAL - SECURITIES                                        1,795,583         8,663,471      27,614,042
    Trading securities                                         203,901         2,430,159      13,670,705
    Securities available for sale                            1,515,997         4,462,603      10,425,296
    Securities held to maturity (3)                             75,685         1,770,709       3,518,041
DERIVATIVE FINANCIAL INSTRUMENTS                               294,511           368,132       1,961,543
TOTAL                                                        2,090,094         9,031,603      29,575,585
                                                        --------------------------------   -------------
                                                                   6.2%             27.0%
Additional provision (exceeding minimum required)                                               (400,000)
TOTAL SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS
(ASSETS)
----------------------------------------------------------------------------------------   -------------
DERIVATIVE FINANCIAL INSTRUMENTS (LIABILITIES)                                                29,175,585
----------------------------------------------------------------------------------------   -------------
                                                              (150,954)         (218,862)     (1,173,236)
========================================================================================================

(1) Includes R$ 44,751 of non-exclusive funds administered by the group (R$ 58,829 at 12/31/2004), which do hold public securities; (2) PGBL and VGBL pension securities portfolio whose ownership and involved risks belong to clients, recorded as securities in compliance with SUSEP requirements, in contra entry against liabilities in Technical Provision for Pension Plans;
     (3) Positive adjustments to market value not recorded in the amount of R$ 168,263 (R$ 220,285 at 12/31/2004), as mentioned in Note 6e.

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
December 31, 2005                                                             80

b)   SUMMARY PER PORTFOLIO

==========================================================================================================================
                                                                                              12/31/2005
                                                                            ----------------------------------------------
                                                                                            RESTRICTED TO
                                                                            ----------------------------------------------
                                                              OWN           REPURCHASE    PLEDGING OF
                                                           PORTFOLIO        AGREEMENTS   GUARANTEES (1)   CENTRAL BANK (2)
--------------------------------------------------------------------------------------------------------------------------
PUBLIC SECURITIES - DOMESTIC                                 3,006,783       1,800,849          669,866            121,305
    Financial Treasury Bills                                   761,330             279          272,091                  -
    National Treasury Bills                                    559,090         157,758          187,211                  -
    National Treasury Notes                                    665,197          29,883          191,664            121,305
    National Treasury Notes - M                                 75,524               -                -                  -
    Central Bank Notes                                         143,362               -           18,900                  -
    National Treasury/Securitization                           106,640               -                -                  -
    Brazilian External Debt Bonds                              630,494       1,612,929                -                  -
    Investment in non Exclusive Funds                           65,139               -                -                  -
        Financial Treasury Bills                                64,825               -                -                  -
        Other                                                      314               -                -                  -
    Other                                                            7               -                -                  -
PUBLIC SECURITIES - FOREIGN                                    383,510         179,373           65,816                  -
    Portugal                                                   301,515         117,006                -                  -
    Argentina                                                   55,246           8,941                -                  -
        Central Bank                                             1,572           8,941                -                  -
        National Treasury                                       53,674               -                -                  -
    Russia                                                           -          53,426                -                  -
    United States                                                    -               -           65,816                  -
    Other                                                       26,749               -                -                  -
CORPORATE SECURITIES                                         9,297,401         621,883          277,528                  -
    Euro Bonds and Others                                    4,014,131          75,020          117,183                  -
    Bank Deposit Certificates                                1,165,483         546,863          160,345                  -
    Shares in Publicly Traded Companies                      1,007,619               -                -                  -
    Debentures                                               1,177,050               -                -                  -
    Promissory Notes                                           544,876               -                -                  -
    Mortgage Bills                                             150,869               -                -                  -
    Quotas of Fixed Income Funds                               582,504               -                -                  -
    Quotas of Foreign Investment Funds                          55,721               -                -                  -
    Quotas of Variable Income Funds                             61,898               -                -                  -
    Real Estate Certificates Receivable                        500,650               -                -                  -
    Other                                                       36,600               -                -                  -
    PGBL/VGBL FUNDS QUOTAS                                           -               -                -                  -
Additional allowance (exceeding minimum required)             (370,000)              -                -                  -
TOTAL SECURITIES AND DERIVATIVE FINANCIAL
INSTRUMENTS (ASSETS)                                                 -               -                -                  -
--------------------------------------------------------------------------------------------------------------------------
TOTAL SECURITIES AND DERIVATIVE FINANCIAL
INSTRUMENTS (ASSETS) - 12/31/2005                           12,317,694       2,602,105        1,013,210            121,305
--------------------------------------------------------------------------------------------------------------------------
TOTAL SECURITIES AND DERIVATIVE FINANCIAL
INSTRUMENTS (ASSETS) - 12/31/2004                           12,967,828         827,763        2,172,093            857,017
==========================================================================================================================

====================================================================================================
                                                                          12/31/2005
                                                          ------------------------------------------
                                                           DERIVATIVE     GUARANTOR
                                                            FINANCIAL     RESOURCES
                                                           INSTRUMENTS    (NOTE 10b)        TOTAL
                                                          ------------   ------------   ------------
PUBLIC SECURITIES - DOMESTIC                                         -      1,039,167      6,637,970
    Financial Treasury Bills                                         -        170,150      1,203,850
    National Treasury Bills                                          -              -        904,059
    National Treasury Notes                                          -        869,017      1,877,066
    National Treasury Notes - M                                      -              -         75,524
    Central Bank Notes                                               -              -        162,262
    National Treasury/Securitization                                 -              -        106,640
    Brazilian External Debt Bonds                                    -              -      2,243,423
    Investment in non Exclusive Funds                                -              -         65,139
        Financial Treasury Bills                                     -              -         64,825
        Other                                                        -              -            314
    Other                                                            -              -              7
PUBLIC SECURITIES - FOREIGN                                          -              -        628,699
    Portugal                                                         -              -        418,521
    Argentina                                                        -              -         64,187
        Central Bank                                                 -              -         10,513
        National Treasury                                            -              -         53,674
    Russia                                                           -              -         53,426
    United States                                                    -              -         65,816
    Other                                                            -              -         26,749
CORPORATE SECURITIES                                                 -      2,584,225     12,781,037
    Euro Bonds and Others                                            -              -      4,206,334
    Bank Deposit Certificates                                        -      1,802,882      3,675,573
    Shares in Publicly Traded Companies                              -         57,006      1,064,625
    Debentures                                                       -        535,376      1,712,426
    Promissory Notes                                                 -          9,431        554,307
    Mortgage Bills                                                   -              -        150,869
    Quotas of Fixed Income Funds                                     -        159,634        742,138
    Quotas of Foreign Investment Funds                               -              -         55,721
    Quotas of Variable Income Funds                                  -              -         61,898
    Real Estate Certificates Receivable                              -         12,245        512,895
    Other                                                            -          7,651         44,251
    PGBL/VGBL FUNDS QUOTAS                                           -     10,214,972     10,214,972
Additional allowance (exceeding minimum required)                    -              -       (370,000)
TOTAL SECURITIES AND DERIVATIVE FINANCIAL
----------------------------------------------------------------------------------------------------
INSTRUMENTS (ASSETS)                                         3,235,644              -      3,235,644
TOTAL SECURITIES AND DERIVATIVE FINANCIAL
INSTRUMENTS (ASSETS) - 12/31/2005                            3,235,644     13,838,364     33,128,322
----------------------------------------------------------------------------------------------------
TOTAL SECURITIES AND DERIVATIVE FINANCIAL
INSTRUMENTS (ASSETS) - 12/31/2004                            1,961,543     10,389,341     29,175,585
====================================================================================================

(1) Represent securities deposited with the Stock Exchanges and the Clearing House for the Custody and Financial Settlement of Securities.

(2)  Represent securities in compulsory deposits.

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
December 31, 2005                                                             81

c)   TRADING SECURITIES

=====================================================================================================================
                                                                            12/31/2005
                                             ------------------------------------------------------------------------
                                                             ADJUSTMENT
                                                                 TO
                                                            MARKET VALUE
                                                 COST       (IN RESULTS)   MARKET VALUE         %           0 - 30
---------------------------------------------------------------------------------------------------------------------
PUBLIC SECURITIES - DOMESTIC                    2,491,512         41,294      2,532,806           14.5         73,596
   Financial Treasury Bills                       246,480            429        246,909            1.4              -
   National Treasury Bills                        643,028           (120)       642,908            3.7          5,201
   National Treasury Notes                        149,496           (794)       148,702            0.8          3,066
   Central Bank Notes                             134,738         (1,399)       133,339            0.8              -
   National Treasury/Securitization                34,166             73         34,239            0.2             11
   Brazilian External Debt Bonds                1,218,465         43,105      1,261,570            7.2            179
   Investment in non Exclusive Funds               65,139              -         65,139            0.4         65,139
     Financial Treasury Bills                      64,825              -         64,825            0.4         64,825
     Other                                            314              -            314              -            314
PUBLIC SECURITIES - FOREIGN                       129,483          4,004        133,487            0.8             68
   Argentina                                        9,817           (121)         9,696            0.1              -
     Central Bank                                   9,817           (121)         9,696            0.1              -
     National Treasury                                  -              -              -              -              -
   Russia                                          49,361          4,065         53,426            0.3              -
   United States                                   65,788             28         65,816            0.4              -
   Other                                            4,517             32          4,549              -             68
CORPORATE SECURITIES                            4,629,128          6,112      4,635,240           26.3      1,338,756
   Euro Bonds and others                          238,237          3,119        241,356            1.4            264
   Bank Deposit Certificates                    2,934,242              -      2,934,242           16.5        583,009
   Shares in Publicly Traded Companies            164,438          2,815        167,253            1.0        167,253
   Debentures                                     539,967              -        539,967            3.1              -
   Promissory Notes                                15,010              -         15,010            0.1              -
   Quotas of Fixed Income Funds                   580,196              -        580,196            3.3        580,196
   Quotas of Variable Income Funds                      -              -              -              -              -
   Real Estate Certificates Receivable            116,844         (1,146)       115,698            0.7            383
   Other                                           40,194          1,324         41,518            0.2          7,651
PGBL/VGBL FUNDS QUOTAS                         10,214,972              -     10,214,972           58.4     10,214,972
---------------------------------------------------------------------------------------------------------------------
Total 12/31/2005                               17,465,095         51,410     17,516,505          100.0     11,627,392
% per maturity term                                                                                              66.4%
---------------------------------------------------------------------------------------------------------------------
Total 12/31/2004                               13,622,493         48,212     13,670,705                     8,810,038
% per maturity term                                                                                              64.4%
=====================================================================================================================

====================================================================================================================================
                                                                            12/31/2005                                   12/31/2004
                                             ------------------------------------------------------------------------   ------------
                                                                                                             OVER
                                               31 - 90        91 - 180       181 - 365      366 - 720      720 DAYS     MARKET VALUE
---------------------------------------------------------------------------------------------------------------------   ------------
PUBLIC SECURITIES - DOMESTIC                       96,093         60,537        773,909         92,290      1,436,381        869,317
    Financial Treasury Bills                       71,535         51,174          1,006          4,774        118,420         68,955
    National Treasury Bills                             -          6,061        558,586         73,060              -         31,718
    National Treasury Notes                             -              -         44,940              -        100,696        128,964
    Central Bank Notes                                  -              -        133,339              -              -         20,926
    National Treasury/Securitization                  166             25          1,875         10,349         21,813          6,242
    Brazilian External Debt Bonds                  24,392          3,277         34,163          4,107      1,195,452        445,939
    Investment in non Exclusive Funds                   -              -              -              -              -        166,573
      Financial Treasury Bills                          -              -              -              -              -        162,428
      Other                                             -              -              -              -              -          4,145
PUBLIC SECURITIES - FOREIGN                        65,835              5              -             19         67,560        351,899
    Argentina                                           -              -              -              -          9,696         40,708
      Central Bank                                      -              -              -              -          9,696         33,923
      National Treasury                                 -              -              -              -              -          6,785
    Russia                                              -              -              -              -         53,426        179,653
    United States                                  65,816              -              -              -              -         86,625
    Other                                              19              5              -             19          4,438         44,913
CORPORATE SECURITIES                              971,764        593,852        693,058        111,592        926,218      5,531,758
    Euro Bonds and others                          35,236         39,532         42,587         34,140         89,597        693,484
    Bank Deposit Certificates                     935,710        502,134        607,567              -        305,822      3,052,777
    Shares in Publicly Traded Companies                 -              -              -              -              -        264,105
    Debentures                                          -         34,316         31,526         59,416        414,709        360,889
    Promissory Notes                                    -         15,010              -              -              -        323,434
    Quotas of Fixed Income Funds                        -              -              -              -              -        578,430
    Quotas of Variable Income Funds                     -              -              -              -              -             28
    Real Estate Certificates Receivable               818          1,227          1,636            409        111,225        102,762
    Other                                               -          1,633          9,742         17,627          4,865        155,849
PGBL/VGBL FUNDS QUOTAS                                  -              -              -              -              -      6,917,731
---------------------------------------------------------------------------------------------------------------------   ------------
Total 12/31/2005                                1,133,692        654,394      1,466,967        203,901      2,430,159     13,670,705
% per maturity term                                   6.5%           3.7%           8.4%           1.2%          13.9%
---------------------------------------------------------------------------------------------------------------------
Total 12/31/2004                                1,315,145        972,324        423,345        287,528      1,862,325
% per maturity term                                   9.6%           7.1%           3.1%           2.1%          13.6%
====================================================================================================================================

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
December 31, 2005                                                             82

d)   SECURITIES AVAILABLE FOR SALE

========================================================================================================================
                                                                               12/31/2005
                                             ---------------------------------------------------------------------------
                                                              ADJUSTMENT
                                                                  TO
                                                            MARKET VALUE(in
                                                            STOCKHOLDER'S
                                                 COST           EQUITY)       MARKET VALUE        %            0 - 30
------------------------------------------------------------------------------------------------------------------------
PUBLIC SECURITIES - DOMESTIC                    2,474,706           142,412      2,617,118           24.3         37,301
   Financial Treasury Bills                       952,905             4,036        956,941            8.9            412
   National Treasury Bills                        259,516             1,635        261,151            2.4              -
   National Treasury Notes                        834,722           131,360        966,082            8.9              -
   Central Bank Notes                              27,668             1,255         28,923            0.3              -
   National Treasury/Securitization                73,117              (716)        72,401            0.7             29
   Brazilian External Debt Bonds                  326,771             4,842        331,613            3.1         36,860
   Other                                                7                 -              7              -              -
PUBLIC SECURITIES - FOREIGN                       449,718            23,294        473,012            4.4         11,481
   Portugal                                       395,228            23,293        418,521            3.9              -
   Argentina                                       54,490                 1         54,491            0.5         11,481
      Central Bank                                    817                 -            817              -              -
      National Treasury                            53,673                 1         53,674            0.5         11,481
   United States                                        -                 -              -              -              -
   Other                                                -                 -              -              -              -
CORPORATE SECURITIES                            7,453,903           268,855      7,722,758           71.3      1,613,901
   Euro Bonds and others                        3,617,598            40,510      3,658,108           33.6        146,853
   Bank Deposit Certificates                      741,331                 -        741,331            6.9         68,027
   Shares in Publicly-Traded Companies            697,586           199,786        897,372            8.3        897,372
   Debentures                                   1,072,468              (243)     1,072,225            9.9              -
   Promissory Notes                               539,079               218        539,297            5.0        229,016
   Mortgage Bills                                 150,869                 -        150,869            1.4              -
   Quotas of Fixed Income Funds                   161,942                 -        161,942            1.5        161,942
   Quotas of Foreign Investment Funds              47,080             1,713         48,793            0.5         48,793
   Quotas of Variable Income Funds                 32,748            29,150         61,898            0.6         61,898
   Real Estate Certificates Receivable            390,468            (2,278)       388,190            3.6              -
   Other                                            2,734                (1)         2,733              -              -
------------------------------------------------------------------------------------------------------------------------
TOTAL 12/31/2005                               10,378,327           434,561     10,812,888          100.0      1,662,683
   Deferred taxes                                                  (154,087)                                        15.4%
   Minority interest in subsidiaries                                (13,663)
   Adjustment of securities reclassified
    in prior years to securities
    held to maturity                                                 17,255
ADJUSTMENT TO MARKET VALUE -
  SECURITIES - 12/31/2005                                           284,066
------------------------------------------------------------------------------------------------------------------------
TOTAL 31/12/2004                                9,691,982           733,314     10,425,296                       967,387
   Deferred taxes                                                  (241,647)                                         9.2%
   Minority interest in subsidiaries                                (27,946)
   Adjustment of securities reclassified
    in prior years to securities
    held to maturity                                                  9,219
ADJUSTMENT TO MARKET VALUE -
 SECURITIES - 12/31/2004                                            472,940
========================================================================================================================

====================================================================================================================================
                                                                            12/31/2005                                   12/31/2004
                                             ------------------------------------------------------------------------   ------------
                                                                                                            OVER
                                               31 - 90        91 - 180       181 - 365      366 - 720      720 DAYS     MARKET VALUE
---------------------------------------------------------------------------------------------------------------------   ------------
PUBLIC SECURITIES - DOMESTIC                       86,001        237,298        452,004        506,643      1,297,871      3,821,463
    Financial Treasury Bills                       85,041        188,592        181,539        371,997        129,360      1,209,981
    National Treasury Bills                             -         47,989        213,162              -              -        101,709
    National Treasury Notes                             -              -         16,479              -        949,603      1,575,126
    Central Bank Notes                                  -              -         28,923              -              -        321,485
    National Treasury/Securitization                    -              -          2,006          1,443         68,923        144,041
    Brazilian External Debt Bonds                     960            717          9,888        133,203        149,985        469,121
    Other                                               -              -              7              -              -              -
PUBLIC SECURITIES - FOREIGN                        55,826          1,003         22,770        113,360        268,572        688,974
    Portugal                                       51,524          1,003          4,075        102,794        259,125        642,870
    Argentina                                       4,302              -         18,695         10,566          9,447          2,977
       Central Bank                                     -              -            817              -              -             93
       National Treasury                            4,302              -         17,878         10,566          9,447          2,884
    United States                                       -              -              -              -              -         29,277
    Other                                               -              -              -              -              -         13,850
CORPORATE SECURITIES                            1,029,357        507,122        780,224        895,994      2,896,160      5,914,859
    Euro Bonds and others                         759,785        255,079        507,836        519,145      1,469,410      3,294,577
    Bank Deposit Certificates                     162,832              -        156,117        354,187            168        784,096
    Shares in Publicly-Traded Companies                 -              -              -              -              -        587,093
    Debentures                                          -          3,326         10,578         22,646      1,035,675        492,857
    Promissory Notes                               14,087        190,501        105,693              -              -        429,620
    Mortgage Bills                                 92,653         58,216              -              -              -        149,667
    Quotas of Fixed Income Funds                        -              -              -              -              -          9,203
    Quotas of Foreign Investment Funds                  -              -              -              -              -         36,694
    Quotas of Variable Income Funds                     -              -              -              -              -         14,269
    Real Estate Certificates Receivable                 -              -              -              -        388,190        111,150
    Other                                               -              -              -             16          2,717          5,633
---------------------------------------------------------------------------------------------------------------------   ------------
TOTAL 12/31/2005                                1,171,184        745,423      1,254,998      1,515,997      4,462,603     10,425,296
    Deferred taxes                                   10.8%           6.9%          11.6%          14.0%          41.3%
    Minority interest in subsidiaries
    Adjustment of securities reclassified
     in prior years to securities
     held to maturity
ADJUSTMENT TO MARKET VALUE -
 SECURITIES - 12/31/2005
---------------------------------------------------------------------------------------------------------------------
TOTAL 31/12/2004                                  631,316        470,001      1,847,647      1,769,233      4,739,712
    Deferred taxes                                    6.1%           4.5%          17.7%          17.0%          45.5%
    Minority interest in subsidiaries
    Adjustment of securities reclassified
     in prior years to securities
     held to maturity
ADJUSTMENT TO MARKET VALUE -
 SECURITIES - 12/31/2004
====================================================================================================================================

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
December 31, 2005                                                             83

e)   SECURITIES HELD TO MATURITY

     See below the composition of the held to maturity securities portfolio by type, stated at its cost and by maturity term. In the carrying value, the amount of R$ 17,255 (R$ 9,219 at 12/31/2004) is included at 12/31/2005, relating to market adjustment of the reclassified securities at 12/31/2003. This amount was not recognited irresuits. Securities classified under this type, if stated at market value, would present a positive adjustment of R$ 168,263 (positive adjustment of R$ 220,285 at 12/31/2004).

===================================================================================================================================
                                                                               12/31/2005
                                    -----------------------------------------------------------------------------------------------
                                     CARRYING                                                                               OVER
                                       VALUE        %         0 - 30     31 - 90      91 - 180    181 - 365   366 - 720    720 DAYS
-----------------------------------------------------------------------------------------------------------------------------------
PUBLIC SECURITIES - DOMESTIC          1,488,046      76.9       1,127       2,824       19,353       22,064      70,202   1,372,476
   Financial Treasury Bills                   -       -             -           -            -            -           -           -
   National Treasury Notes (1)          762,282      39.4           -           -            -        8,055           -     754,227
   National Treasury Notes - M (2)       75,524       3.9           -           -       10,789       10,789      21,578      32,368
   Brazilian External Debt Bonds        650,240      33.6       1,127       2,824        8,564        3,220      48,624     585,881
PUBLIC SECURITIES - FOREIGN              22,200       1.1           -           -            -            -           -      22,200
CORPORATE SECURITIES                    423,039      22.0      13,829           -       18,607        9,087       5,483     376,033
   Euro Bonds and others                306,870      15.8       6,901           -       11,752        2,027           -     286,190
   Debentures (1)                       100,234       5.2           -           -        6,855        7,060       5,483      80,836
   Quotas of Foreign
    Investment Funds                      6,928       0.4       6,928           -            -            -           -           -
   Real Estate
    Certificate Receivables (1)           9,007       0.6           -           -            -            -           -       9,007
-----------------------------------------------------------------------------------------------------------------------------------
Total 12/31/2005                      1,933,285     100.0      14,956       2,824       37,960       31,151      75,685   1,770,709
% per maturity term                                               0.8%        0.1%         2.0%         1.6%        3.9%       91.6%
-----------------------------------------------------------------------------------------------------------------------------------
Total 12/31/2004                      3,518,041                23,042        9,161     885,562      317,105      73,919   2,209,252
% per maturity term                                               0.7%        0.3%        25.2%         9.0%        2.1%       62.7%
===================================================================================================================================

===============================================
                                    12/31/2004
                                    -----------
                                     CARRYING
                                       VALUE
----------------------------------  -----------
PUBLIC SECURITIES - DOMESTIC          2,794,953
   Financial Treasury Bills             867,988
   National Treasury Notes (1)        1,044,952
   National Treasury Notes - M (2)      109,627
   Brazilian External Debt Bonds        772,386
PUBLIC SECURITIES - FOREIGN              24,346
CORPORATE SECURITIES                    698,742
   Euro Bonds and others                354,416
   Debentures (1)                       328,289
   Quotas of Foreign
    Investment Funds                      6,319
   Real Estate
    Certificate Receivables (1)           9,718
                                    -----------
Total 12/31/2005                      3,518,041
% per maturity term
Total 12/31/2004
% per maturity term
===============================================

(1) Includes investment of Itau Previdencia e Seguros S.A. in the amount of R$ 600,903 (R$ 912,479 at 12/31/2004).
(2)  All securities are nominative and cannot be sold.

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
December 31, 2005                                                             84

f)   DERIVATIVE FINANCIAL INSTRUMENTS

========================================================================================================================
                                                                               12/31/2005
                                             ---------------------------------------------------------------------------
                                                               ADJUSTMENT
                                                                   TO
                                                              MARKET VALUE
                                                 COST         (IN RESULTS)    MARKET VALUE        %            0 - 30
------------------------------------------------------------------------------------------------------------------------
ASSETS
   Option premiums                                218,731           218,912        437,643           13.5        103,004
   Forwards                                       292,566               441        293,007            9.1        185,493
   Swaps - difference receivable                1,044,525           213,473      1,257,998           38.9        124,781
   Others (*)                                   1,210,734            36,262      1,246,996           38.5        956,165
------------------------------------------------------------------------------------------------------------------------
Total 12/31/2005                                2,766,556           469,088      3,235,644          100.0      1,369,443
% per maturity term                                                                                                 42.3%
------------------------------------------------------------------------------------------------------------------------
Total 12/31/2004                                2,000,451           (38,908)     1,961,543                       829,509
% per maturity term                                                                                                 42.3%
========================================================================================================================
LIABILITIES

   Option premiums                               (299,274)         (151,249)      (450,523)          18.6       (133,501)
   Forwards                                       (48,584)                -        (48,584)           2.0        (48,584)
   Swaps - difference payable                    (667,654)          (66,265)      (733,919)          30.1        (58,529)
   Others (*)                                  (1,163,232)          (39,991)    (1,203,223)          49.3       (972,205)
------------------------------------------------------------------------------------------------------------------------
Total 12/31/2005                               (2,178,744)         (257,505)    (2,436,249)         100.0     (1,212,819)
% per maturity term                                                                                                 49.9%
------------------------------------------------------------------------------------------------------------------------
Total 12/31/2004                               (1,186,856)           13,620     (1,173,236)                     (603,941)
% per maturity term                                                                                                 51.6%
========================================================================================================================

===================================================================================================================================
                                                                            12/31/2005                                  12/31/2004
                                             ------------------------------------------------------------------------  ------------
                                                                                                             OVER
                                               31 - 90        91 - 180       181 - 365      366 - 720      720 DAYS    MARKET VALUE
---------------------------------------------------------------------------------------------------------------------  ------------
ASSETS
   Option premiums                                157,478        141,912         35,249              -              -       155,033
   Forwards                                        77,501         14,871         15,142              -              -       166,405
   Swaps - difference receivable                  172,571        125,702        247,754        254,537        332,653     1,167,919
   Others (*)                                      82,233         75,904         57,241         39,974         35,479       472,186
---------------------------------------------------------------------------------------------------------------------  ------------
Total 12/31/2005                                  489,783        358,389        355,386        294,511        368,132     1,961,543
% per maturity term                                  15.1%          11.1%          11.0%           9.1%          11.4%
---------------------------------------------------------------------------------------------------------------------
Total 12/31/2004                                  270,810        250,746        294,400        136,917        179,161
% per maturity term                                  13.8%          12.8%          15.0%           7.0%           9.1%
===================================================================================================================================
LIABILITIES

   Option premiums                               (215,836)       (49,677)       (51,509)             -              -      (260,246)
   Forwards                                             -              -              -              -              -             -
   Swaps - difference payable                     (65,506)       (72,801)      (245,234)      (101,245)      (190,604)     (490,148)
   Others (*)                                     (65,641)       (41,894)       (45,516)       (49,709)       (28,258)     (422,842)
---------------------------------------------------------------------------------------------------------------------  ------------
Total 12/31/2005                                 (346,983)      (164,372)      (342,259)      (150,954)      (218,862)   (1,173,236)
% per maturity term                                  14.2%           6.7%          14.0%           6.2%           9.0%
---------------------------------------------------------------------------------------------------------------------
Total 12/31/2004                                 (160,920)      (123,719)      (170,253)       (42,300)       (72,103)
% per maturity term                                  13.7%          10.5%          14.5%           3.6%           6.1%
===================================================================================================================================

(*) Basically includes Forwards Agreements, Forward Rate Agreement (FRAs) and Non Deliverable Forward (NDFs).

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
December 31, 2005                                                             85

The globalization of the markets in the last years has resulted in a high level of sophistication in the financial products used. As a result of this process, there has been an increasing demand for derivative financial instruments to manage market risks, mainly arising from fluctuations in interest and exchange rates and assets prices. Accordingly, ITAU HOLDING and its subsidiaries are fully involved in the operation of derivative markets, either in complying with the growing clients' needs, or in the performance of its risk management policy. Such policy is based on the use of derivative instruments to minimize the risks resulting from commercial and financial operations.

The derivatives negotiated by the Bank are purchased for two basic purposes:

o Hedge - to perform hedge of structural portfolio, arising from commercial bank operations;

o Trading - to serve as instruments for the Bank to assume proprietary and risk management positions of the derivatives traded with large clients.

Most derivative contracts traded with clients in Brazil are swap and future contracts, which are registered at the Commodities and Futures Exchange (BM&F) or at the Clearing House for the Custody and Financial Settlement of Securities (CETIP). BM&F future contracts involving interbank rates and U.S. dollars are mainly used to lock the financing rates offered to customers with maturities or in currency which are mismatched with the resources used to fund these operations. ITAU HOLDING carries out transactions overseas with futures contracts, forwards, options and swaps, with registration mainly in the stock exchanges of Chicago, New York and London.

The main risk factors of the derivatives, assumed by ITAU HOLDING at December 31, 2005, were related to the foreign exchange rate, interest rate, U.S. dollar coupon and Reference Rate, Libor and variable income. The management of these and other market risk factors is supported by the infrastructure of sophisticated statistical and deterministic models. Based on this management model, the Institution, with the use of transactions involving derivatives, has been able to maximize the relation risk and return, even under high volatility situations.

Under regular conditions, the stock exchange prices are the best indicators of the fair value of the financial instruments. However, not all instruments have liquidity or quotes and, in this case, it is necessary to adopt current value estimates and other valuation techniques. To obtain these market values, the following criteria were adopted:

o    Futures and Forward Contracts: quotes on the stock exchanges;
o Swaps: the cash flow of each part is discounted to present value, according to the corresponding interest curves, obtained based on the BM&F prices and/or market prices of the public securities for Brazilian transactions, and on the international stock exchanges prices for transactions carried out abroad;
o Options: statistical models that take over the volatility behavior of the asset object, the interest rates, the exercise price and the spot price of the good, such as Black & Scholes model.

These financial instruments have their notional values recorded in off-balance sheet accounts and adjustments/premiums are recorded in balance sheet accounts.

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
December 31, 2005                                                             86

==============================================================================================================
                                                                                     BALANCE
                                                                                      SHEET
                                                                                     ACCOUNT
                                                                                   RECEIVABLE /
                                                                                    (RECEIVED)     ADJUSTMENT
                                                      OFF-BALANCE SHEET ACCOUNT      (PAYABLE)         TO
                                                           NOTIONAL VALUE             / PAID      MARKET VALUE
                                                     ---------------------------------------------------------
                                                      12/31/2005     12/31/2004     12/31/2005     12/31/2005
==============================================================================================================
Futures contracts                                      88,229,522     63,249,300         17,911              -
   Purchase commitments                                51,389,406     24,863,342        (22,474)             -
    Foreign currency                                    5,875,731      2,272,597        (12,579)             -
    Interbank market                                   28,693,479      4,865,962            568              -
    Fixed rates                                         9,634,109        432,644              -              -
    Indices                                             6,633,432      2,649,706        (10,463)             -
    Other                                                 552,655     14,642,433              -              -
   Commitments to sell                                 36,840,116     38,385,958         40,385              -
    Foreign currency                                    5,560,225      5,116,851          2,185              -
    Interbank market                                   18,847,695     18,346,878         (3,498)             -
    Fixed rates                                         2,090,611         30,254              -              -
    Indices                                            10,052,759      6,551,986         41,840              -
    Shares                                                 31,452              -           (144)             -
    Other                                                 257,374      8,339,989              2              -
Swap contracts                                                                          376,871        147,208
   Asset position                                      34,338,563     31,193,154      1,044,525        213,473
    Foreign currency                                    6,151,583      5,928,781         55,885         58,972
    Interbank market                                   13,398,744     12,813,320        881,576         85,163
    Fixed rates                                         6,355,251      6,822,486         93,623         49,687
    Indices                                             8,386,499      5,580,709          1,671         18,899
    Other                                                  46,486         47,858         11,770            752
   Liability position                                  33,961,692     30,535,757       (667,654)       (66,265)
    Foreign currency                                   12,149,432      8,821,612       (184,210)        54,575
    Interbank market                                   11,688,928     11,429,003       (388,370)       (49,936)
    Fixed rates                                         3,243,773      5,209,416        (74,552)       (52,837)
    Indices                                             6,824,173      4,358,653           (303)       (17,852)
    Other                                                  55,386        717,073        (20,219)          (215)
Option contracts                                       76,392,027     33,312,226        (80,543)        67,663
   Purchase commitments -purchased position            10,704,880     11,527,193        147,644         65,951
    Foreign currency                                    8,207,019      7,501,442        105,954         12,856
    Fixed rates                                         1,058,933      3,465,300          2,666          1,836
    Indices                                               949,535              -          2,197          2,343
    Shares                                                447,260         98,483         36,074         48,887
    Other                                                  42,133        461,968            753             29
   Commitments to sell - purchased position            26,172,324      3,045,946         71,087        152,961
    Foreign currency                                    6,037,510      2,520,483         43,971         85,063
    Fixed rates                                           143,602              -            187           (143)
    Indices                                            17,859,541              -          1,793           (366)
    Shares                                                812,768         24,500          8,274         77,628
    Other                                               1,318,903        500,963         16,862         (9,221)
   Purchase position - sold position                   11,858,228     14,133,167       (204,598)      (202,734)
    Foreign currency                                    9,659,936      6,831,799       (183,917)      (197,695)
    Fixed rates                                           861,378              -         (5,709)        (3,032)
    Indices                                               942,132      6,832,550           (211)            53
    Shares                                                220,112        130,926        (12,599)        (3,017)
    Other                                                 174,670        337,892         (2,162)           957
   Commitments to sell - sold position                 27,656,595      4,605,920        (94,676)        51,485
    Foreign currency                                    5,626,386      4,373,470        (46,373)        13,342
    Fixed rates                                           286,151              -           (132)           110
    Indices                                            18,834,862              -         (1,693)           287
    Shares                                                664,177         34,946        (34,297)        29,855
    Other                                               2,245,019        197,504        (12,181)         7,891
Forward                                                                                 243,982            441
   Purchases receivable                                                                  40,000              -
    Interbank market                                                                     40,000              -
    Fixed rates                                                                               -              -
   Purchase payable - Interbank market                                                  (40,000)             -
   Sales receivable                                                                     252,566            441
    Public securities                                                                     8,587              -
    Shares                                                                              243,979            441
   Sales deliverable - Public securities                                                 (8,584)             -
Other derivative financial instruments (*)             12,727,150      4,890,834         47,502         (3,729)
   Asset position                                       7,057,619      2,705,872      1,210,734         36,262
   Liability position                                   5,669,531      2,184,962     (1,163,232)       (39,991)
                                                                          ASSETS      2,766,556        469,088
                                                                     LIABILITIES     (2,178,744)      (257,505)
                                                                           TOTAL        587,812        211,583
==============================================================================================================
DERIVATIVE CONTRACTS MATURE AS FOLLOWS (IN DAYS)
==============================================================================================================
  Clearing                                              0 - 30        31 - 180       181 - 365      Over 365

  Futures                                              14,346,509     53,036,679      9,852,112     10,994,222
  Swaps                                                 5,289,947     10,891,892      6,837,055     10,275,144
  Options                                              12,247,028     57,986,527      6,141,036         17,436
  Other                                                 3,496,283      3,256,461      1,742,067      4,232,339

================================================================================
                                                             MARKET VALUE
                                                     ---------------------------
                                                      12/31/2005     12/31/2004
================================================================================
Futures contracts                                          17,911         36,241
   Purchase commitments                                   (22,474)        (3,915)
    Foreign currency                                      (12,579)         2,100
    Interbank market                                          568          2,329
    Fixed rates                                                 -           (477)
    Indices                                               (10,463)        (8,259)
    Other                                                       -            392
   Commitments to sell                                     40,385         40,156
    Foreign currency                                        2,185          6,767
    Interbank market                                       (3,498)        (3,198)
    Fixed rates                                                 -             48
    Indices                                                41,840         37,676
    Shares                                                   (144)             -
    Other                                                       2         (1,137)
Swap contracts                                            524,079        677,771
   Asset position                                       1,257,998      1,167,919
    Foreign currency                                      114,857        106,198
    Interbank market                                      966,739        865,220
    Fixed rates                                           143,310        131,248
    Indices                                                20,570         62,809
    Other                                                  12,522          2,444
   Liability position                                    (733,919)      (490,148)
    Foreign currency                                     (129,635)       (51,088)
    Interbank market                                     (438,306)      (263,759)
    Fixed rates                                          (127,389)       (91,451)
    Indices                                               (18,155)       (79,863)
    Other                                                 (20,434)        (3,987)
Option contracts                                          (12,880)      (105,213)
   Purchase commitments -purchased position               213,595         47,136
    Foreign currency                                      118,810         31,796
    Fixed rates                                             4,502              -
    Indices                                                 4,540          2,110
    Shares                                                 84,961          8,863
    Other                                                     782          4,367
   Commitments to sell - purchased position               224,048        107,897
    Foreign currency                                      129,034        107,488
    Fixed rates                                                44              -
    Indices                                                 1,427              -
    Shares                                                 85,902             97
    Other                                                   7,641            312
   Purchase position - sold position                     (407,332)       (45,402)
    Foreign currency                                     (381,612)       (25,046)
    Fixed rates                                            (8,741)             -
    Indices                                                  (158)       (14,389)
    Shares                                                (15,616)        (2,998)
    Other                                                  (1,205)        (2,969)
   Commitments to sell - sold position                    (43,191)      (214,844)
    Foreign currency                                      (33,031)      (213,047)
    Fixed rates                                               (22)             -
    Indices                                                (1,406)             -
    Shares                                                 (4,442)        (1,725)
    Other                                                  (4,290)           (72)
Forward                                                   244,423        166,405
   Purchases receivable                                    40,000         11,480
    Interbank market                                       40,000              -
    Fixed rates                                                 -         11,480
   Purchase payable - Interbank market                    (40,000)             -
   Sales receivable                                       253,007        154,925
    Public securities                                       8,587              -
    Shares                                                244,420        154,925
   Sales deliverable - Public securities                   (8,584)             -
Other derivative financial instruments (*)                 43,773         49,344
   Asset position                                       1,246,996        472,186
   Liability position                                  (1,203,223)      (422,842)
                                                        3,235,644      1,961,543
                                                       (2,436,249)    (1,173,236)
                                                          799,395        788,307
================================================================================
DERIVATIVE CONTRACTS MATURE AS FOLLOWS (IN DAYS)
================================================================================
  Clearing                                             12/31/2005     12/31/2004
  Futures                                              88,229,522     63,249,300
  Swaps                                                33,294,038     30,008,000
  Options                                              76,392,027     33,312,226
  Other                                                12,727,150      4,890,834
================================================================================

(*) Basically includes Forwards Agreements, Forward Rate Agreement (FRAs) and Non Deliverable Forward (NDFs).

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
December 31, 2005                                                             87

g)   CHANGES IN ADJUSTMENT TO MARKET VALUE FOR THE PERIOD

============================================================================================
                                                                  01/01 a         01/01 a
                                                                12/31/2005      12/31/2004
----------------------------------------------------------------------------   -------------
Opening balance                                                      356,238         403,484
Adjustments with impacts on:
   Net income                                                        253,297         (62,157)
   Stockholders' equity                                             (298,752)        (25,120)
Write-offs due to permanent losses                                    16,771          40,031
Closing balance                                                      327,554         356,238
Adjustment to market value                                           697,554         756,238
                                                               -------------   -------------
   Trading securities                                                 51,410          48,212
   Securities available for sale                                     434,561         733,314
   Derivative financial instruments (assets and liabilities)         211,583         (25,288)
Additional provision (*)                                            (370,000)       (400,000)
============================================================================================

(*) Aims at covering risks of current and future fluctuation in the prices, considering the high volatilty scenarios.

     For a better understanding, the following table shows the change in the additional provision for securities plus the unrealized gain of securities available for sale and of securities held to maturity:

============================================================================================
                                                                12/31/2005       12/31/2004
----------------------------------------------------------------------------   -------------
Additional provision                                                 370,000         400,000
Adjustment to securities available for
 sale - Stockholders' equity                                         434,561         733,314
Adjustment to securities held to maturity (*)                        185,518         229,504
--------------------------------------------------------------------------------------------
Total unrealized gain                                                990,079       1,362,818
============================================================================================

(*)  At 12/31/2005 includes the amount of R$ 17,255 (R$ 9,219 at 12/31/2004)
     regarding the adjustment to market value of securities reclassified up to 12/31/2003, not recognized in the results.

h)   REALIZED GAIN OF SECURITIES PORTFOLIO

============================================================================================
                                                                 01/01 TO         01/01 TO
                                                                12/31/2005       12/31/2004
----------------------------------------------------------------------------   -------------
Gain (loss) - trading securities and derivative
 financial instruments                                               123,359         (56,334)
Gain (loss) - securities available for sale                          180,484         299,389
Total of realized gain                                               303,843         243,055
--------------------------------------------------------------------------------------------
Adjustment to market value with impact on net income                 253,298         (62,157)
--------------------------------------------------------------------------------------------
Total                                                                557,141         180,898
============================================================================================

i) RECLASSIFICATION OF SECURITIES (ARTICLE 5 OF BACEN CIRCULAR 3068, OF NOVEMBER 8, 2001)

     The management's Financial Risk Management Committee sets forth guidelines to classify securities.

     The current securities of the portfolio, as well as the securities purchased in the period, are periodically and sistematically evaluated based on such guidelines.

     No reclassification or changes to the current guidelines were carried out in the period.

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
December 31, 2005                                                             88

NOTE 7 - LOAN, LEASING AND OTHER CREDIT OPERATIONS

a)   COMPOSITION OF THE PORTFOLIO WITH CHARACTERISTICS OF CREDIT ASSIGNMENT

I- BY TYPE OF OPERATIONS AND RISK LEVEL

=============================================================================================================================
                                                                                         12/31/2005
                                                               --------------------------------------------------------------
                        RISK LEVELS                                AA            A           B            C            D
-----------------------------------------------------------------------------------------------------------------------------
Loan operations                                                 9,257,451   17,079,056    9,908,303    2,737,135    1,338,346
   Loans and discounted trade receivables                       4,655,053    8,382,278    7,481,801    1,930,224    1,134,268
   Financing                                                    3,261,124    6,969,306    1,744,657      505,576      111,529
   Farming and agribusiness industries                          1,282,230      589,590      491,157       68,576       17,679
   Real estate financing                                           59,044    1,137,882      190,688      232,759       74,870

Capital lease operations                                          266,154    6,498,065      995,439      303,399       88,565

Credit card operations                                                  -    4,203,277    1,810,472      339,529      415,268

Other receivables (1)                                               1,167       27,151       59,989        4,264        5,739

Advances on exchange contracts (2)                                262,680      432,426      383,240      110,661       15,598

Total operations with characteristics of credit assignment      9,787,452   28,239,975   13,157,443    3,494,988    1,863,516
-----------------------------------------------------------------------------------------------------------------------------
Endorsements and sureties (3)

Total with endorsements and sureties                            9,787,452   28,239,975   13,157,443    3,494,988    1,863,516
=============================================================================================================================
Total - 12/31/2004                                              5,428,822   22,939,238   12,231,728    2,151,986    2,039,544
=============================================================================================================================

=============================================================================================================================
                                                                                         12/31/2005
                                                               --------------------------------------------------------------
                        RISK LEVELS                                E            F            G            H          TOTAL
-----------------------------------------------------------------------------------------------------------------------------
Loan operations                                                 1,333,982    1,256,918      289,043      547,947   43,748,181
    Loans and discounted trade receivables                      1,044,443    1,160,842      227,200      352,017   26,368,126
    Financing                                                      54,474       57,900       25,380       99,145   12,829,091
    Farming and agribusiness industries                           208,583        1,497          326        2,657    2,662,295
    Real estate financing                                          26,482       36,679       36,137       94,128    1,888,669

Capital lease operations                                           20,677       17,163       12,370       89,990    8,291,822

Credit card operations                                            213,167      139,631       68,840       78,666    7,268,850

Other receivables (1)                                               1,032          129          584       16,625      116,680

Advances on exchange contracts (2)                                  3,516          268           88        1,559    1,210,036

Total operations with characteristics of credit assignment      1,572,374    1,414,109      370,925      734,787   60,635,569
-----------------------------------------------------------------------------------------------------------------------------
Endorsements and sureties (3)                                                                                       7,120,718

Total with endorsements and sureties                            1,572,374    1,414,109      370,925      734,787   67,756,287
=============================================================================================================================
Total - 12/31/2004                                                975,466      774,576      173,374      692,332   47,407,066
=============================================================================================================================

=========================================================================
                                                               12/31/2004
                                                               ----------
                        RISK LEVELS                              TOTAL
------------------------------------------------------------   ----------
Loan operations                                                36,329,840
    Loans and discounted trade receivables                     21,007,116
    Financing                                                  10,786,494
    Farming and agribusiness industries                         2,639,578
    Real estate financing                                       1,896,652

Capital lease operations                                        3,931,372

Credit card operations                                          5,161,848

Other receivables (1)                                             142,045

Advances on exchange contracts (2)                              1,841,961

Total operations with characteristics of credit assignment     47,407,066
------------------------------------------------------------   ----------
Endorsements and sureties (3)                                   5,868,306

Total with endorsements and sureties                           53,275,372
============================================================   ==========
Total - 12/31/2004
=========================================================================

(1) Includes Securities and Credits Receivable, Debtors for Purchase of Assets and Endorsements and Sureties paid.

(2) Includes Advances on Exchange Contracts and Income Receivable from Advances Granted, reclassified from Other Credits/Liabilities - Foreign Exchange Portfolio (Note 8).

(3)  Recorded in Memorandum Accounts.

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
December 31, 2005                                                             89

II- BY MATURITY AND RISK LEVEL

==================================================================================================================================
                                                                             12/31/2005
                                   -----------------------------------------------------------------------------------------------
                                       AA            A              B             C             D             E            F
                                   -----------------------------------------------------------------------------------------------
                                                                     ABNORMAL SITUATION (1) (2)
----------------------------------------------------------------------------------------------------------------------------------
Falling due installments                     -             -       621,130       447,075       297,371       257,167       353,017
   01 to 30                                  -             -        29,716        24,095        19,875        20,336        24,379
   31 to 60                                  -             -        25,856        20,540        16,290        16,704        21,083
   61 to 90                                  -             -        23,011        21,152        15,197        14,972        18,709
   91 to 180                                 -             -        68,855        53,177        45,992        39,977        51,509
   181 to 365                                -             -       124,638        93,364        65,616        58,936        79,539
   Over 365                                  -             -       349,054       234,747       134,401       106,242       157,798

Overdue installments                         -             -        98,779       153,997       288,562       265,692       276,618
   01 to 14                                  -             -         3,371        13,021         8,210         7,725        10,079
   15 to 30                                  -             -        95,408        32,509        76,844        37,727        29,679
   31 to 60                                  -             -             -       108,467        87,895        50,004        40,318
   61 to 90                                  -             -             -             -       115,613        49,807        40,058
   91 to 180                                 -             -             -             -             -       120,429       156,484
   181 to 365                                -             -             -             -             -             -             -
   Over 365                                  -             -             -             -             -             -             -
----------------------------------------------------------------------------------------------------------------------------------
SUBTOTAL                                     -             -       719,909       601,072       585,933       522,859       629,635
SPECIFIC ALLOWANCE                           -             -        (7,199)      (18,032)      (58,593)     (156,857)     (314,817)
----------------------------------------------------------------------------------------------------------------------------------
SUBTOTAL 12/31/2004                          -             -       335,540       244,065       567,255       283,827       324,033
==================================================================================================================================

                                                                          NORMAL SITUATION
----------------------------------------------------------------------------------------------------------------------------------
Falling due installments             9,638,123    27,926,727    12,240,309     2,695,818     1,207,552     1,011,559       759,877
   01 to 30                          1,284,390     6,251,598     3,897,875       874,818       510,743       180,268        94,660
   31 to 60                            818,277     1,801,915     1,576,406       431,841       102,795        65,664        39,928
   61 to 90                            560,600     1,351,302     1,014,904       284,195        64,004        43,563        32,075
   91 to 180                         1,499,238     2,952,708     1,536,038       299,679       129,562       106,395        82,902
   181 to 365                        1,671,608     4,250,214     1,656,105       347,899       160,138       159,735       147,153
   Over 365                          3,804,010    11,318,990     2,558,981       457,386       240,310       455,934       363,159

Overdue up to 14 days                  149,329       313,248       197,228       198,094        70,031        37,956        24,597
----------------------------------------------------------------------------------------------------------------------------------
SUBTOTAL                             9,787,452    28,239,975    12,437,537     2,893,912     1,277,583     1,049,515       784,474
GENERIC ALLOWANCE                            -      (141,200)     (124,375)      (86,817)     (127,758)     (314,855)     (392,237)
----------------------------------------------------------------------------------------------------------------------------------
SUBTOTAL 12/31/2004                  5,428,822    22,939,238    11,896,188     1,907,921     1,472,289       691,639       450,543
==================================================================================================================================
TOTAL                                9,787,452    28,239,975    13,157,446     3,494,984     1,863,516     1,572,374     1,414,109
EXISTING ALLOWANCE                           -      (141,200)     (176,519)     (349,149)     (558,868)     (786,029)     (989,734)
   Minimum required allowance (3)            -      (141,200)     (131,574)     (104,849)     (186,351)     (471,712)     (707,054)
   Additional allowance (4)                  -             -       (44,945)     (244,300)     (372,517)     (314,317)     (282,680)
----------------------------------------------------------------------------------------------------------------------------------
TOTAL 12/31/2004                     5,428,822    22,939,238    12,231,728     2,151,986     2,039,544       975,466       774,576
EXISTING ALLOWANCE 12/31/2004          (18,149)     (177,931)     (201,719)     (189,320)     (557,338)     (487,837)     (554,550)
   Minimum required allowance (3)            -      (114,697)     (122,318)      (64,560)     (203,954)     (303,694)     (419,606)
   Additional allowance (4)            (18,149)      (63,234)      (79,401)     (124,760)     (353,384)     (184,143)     (134,944)
==================================================================================================================================

========================================================================================
                                                 12/31/2005                  12/31/2004
                                   ---------------------------------------   -----------
                                        G            H            TOTAL        TOTAL
                                   ---------------------------------------   -----------
                                          ABNORMAL SITUATION (1) (2)
--------------------------------------------------------------------------   -----------
Falling due installments               146,784       162,459     2,285,003     1,260,152
   01 to 30                              9,042        10,607       138,050        76,626
   31 to 60                              8,725         9,357       118,555        66,852
   61 to 90                              7,850         8,020       108,911        59,287
   91 to 180                            21,261        20,853       301,624       161,684
   181 to 365                           32,558        34,843       489,494       258,426
   Over 365                             67,348        78,779     1,128,369       637,277

Overdue installments                   187,600       402,368     1,673,616     1,217,922
   01 to 14                              3,827         4,463        50,696        29,002
   15 to 30                              7,216        11,665       291,048       198,933
   31 to 60                             12,402        20,692       319,778       183,698
   61 to 90                             15,114        18,271       238,863       184,747
   91 to 180                           149,041        78,558       504,512       308,966
   181 to 365                                -       248,157       248,157       279,140
   Over 365                                  -        20,562        20,562        33,436
--------------------------------------------------------------------------   -----------
SUBTOTAL                               334,384       564,827     3,958,619     2,478,074
SPECIFIC ALLOWANCE                    (234,069)     (564,827)   (1,354,394)   (1,043,784)
--------------------------------------------------------------------------   -----------
SUBTOTAL 12/31/2004                    161,807       561,547     2,478,074
========================================================================================

                                                     NORMAL SITUATION
----------------------------------------------------------------------------------------
Falling due installments                34,298       163,157    55,677,420    44,544,158
   01 to 30                              8,176        40,859    13,143,387    11,035,548
   31 to 60                              1,945        12,244     4,851,015     3,931,285
   61 to 90                              1,449         6,080     3,358,172     3,162,194
   91 to 180                             4,424        12,938     6,623,884     5,964,729
   181 to 365                            5,891        32,317     8,431,060     6,401,654
   Over 365                             12,413        58,719    19,269,902    14,048,748

Overdue up to 14 days                    2,243         6,804       999,530       384,834
--------------------------------------------------------------------------   -----------
SUBTOTAL                                36,541       169,961    56,676,950    44,928,992
GENERIC ALLOWANCE                      (25,579)     (169,961)   (1,382,782)   (1,009,771)
--------------------------------------------------------------------------   -----------
SUBTOTAL 12/31/2004                     11,567       130,785    44,928,992
==========================================================================   ===========
TOTAL                                  370,925       734,788    60,635,569    47,407,066
EXISTING ALLOWANCE                    (370,889)     (734,788)   (4,107,176)   (3,053,555)
   Minimum required allowance (3)     (259,648)     (734,788)   (2,737,176)   (2,053,555)
   Additional allowance (4)           (111,241)            -    (1,370,000)   (1,000,000)
--------------------------------------------------------------------------   -----------
TOTAL 12/31/2004                       173,374       692,332    47,407,066
EXISTING ALLOWANCE 12/31/2004         (171,570)     (695,141)   (3,053,555)
   Minimum required allowance (3)     (132,394)     (692,332)   (2,053,555)
   Additional allowance (4)            (39,176)       (2,809)   (1,000,000)
========================================================================================

(1) For the operations presenting overdue installments for more than 14 days or responsibility of bankrupted companies, or under bankruptcy process.

(2) The balance of non-accrual operations amount to R$ 2,137,026 (R$ 1,388,168 at 12/31/2004).

(3) The policy of not using the classification of level "AA" for micro, small and middle market companies, and also for individuals, was maintained. As a consequence, all loan operations with clients classified in this segment are charged by the recording of a provision upon the extension of credit.

(4) Allocated, by BACEN request, so as to explain, at each risk level, the excess measured through the use of statistic models to evaluate the portfolios under conditions of "stress" in the economic scenario.

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
December 31, 2005                                                             90

III- BY BUSINESS SECTOR

================================================================================================
                                                       12/31/2005     %      12/31/2004      %
--------------------------------------------------------------------------  --------------------
PUBLIC SECTOR                                            1,335,928     2.2     1,025,542     2.2
      Chemical and petrochemical                           230,170     0.4       334,031     0.7
      Generation and distribution of electric energy       971,468     1.6       577,530     1.2
      Other                                                134,290     0.2       113,981     0.3
PRIVATE SECTOR                                          59,299,641    97.8    46,381,523    97.8
   CORPORATIONS                                         28,861,612    47.6    26,200,608    55.3
    INDUSTRY                                            11,720,503    19.3    12,877,646    27.2
      Food and beverages                                 1,882,014     3.1     1,969,605     4.2
      Steel and metallurgy                               1,264,799     2.1     1,199,291     2.5
      Chemical and petrochemical                         1,654,861     2.7     1,808,100     3.8
      Electrical and electronic                            616,599     1.0       768,703     1.6
      Paper and pulp                                       515,844     0.9       838,503     1.8
      Light and heavy vehicles                             708,235     1.2       764,476     1.6
      Textile and clothing                                 756,005     1.2       669,250     1.4
      Mechanics                                            507,501     0.8       375,583     0.8
      Tobacco                                              384,748     0.6       546,323     1.2
      Fertilizers, insecticides and crop protection        715,198     1.2     1,079,444     2.3
      Autoparts and accessories                            473,069     0.8       556,751     1.2
      Construction material                                502,731     0.8       466,467     1.0
      Pharmaceuticals                                      299,039     0.5       140,770     0.3
      Wood and furniture                                   520,482     0.9       584,147     1.2
      Tractors and agribusiness machinery                   99,702     0.2       121,202     0.3
      Other                                                819,676     1.4       989,031     2.1
    COMMERCE                                             4,439,111     7.3     3,239,074     6.8
      Retail                                             3,465,737     5.7     2,530,397     5.3
      Wholesale                                            626,556     1.0       518,408     1.1
      Other                                                346,818     0.6       190,269     0.4
    SERVICES                                             9,367,218    15.4     7,471,490    15.8
      Telecommunications                                 1,120,289     1.8     1,352,396     2.9
      Electrical energy generation and distribution      2,152,234     3.5     1,755,087     3.7
      Financial                                            638,643     1.1       630,344     1.3
      Service companies                                  1,572,128     2.6     1,338,454     2.8
      Contractors and real estate agents                   764,093     1.3       508,240     1.1
      Real estate financing (company)                      295,530     0.5       125,650     0.3
      Public services concessionaires                      406,003     0.7       314,119     0.7
      Transportation                                       763,941     1.3       423,932     0.9
      Communications                                        76,952     0.1        12,313     0.0
      Other                                              1,577,405     2.6     1,010,955     2.1
    PRIMARY SECTOR                                       2,849,409     4.7     2,252,983     4.8
      Mining                                               342,513     0.6       306,042     0.6
      Farming and live stock                             2,469,708     4.1     1,899,100     4.0
      Other                                                 37,188     0.1        47,841     0.1
    OTHER                                                  485,371     0.8       359,415     0.8
   INDIVIDUALS                                          30,438,029    50.2    20,180,915    42.6
      Credit cards                                       7,215,950    11.9     5,161,848    10.9
      Real estate financing                              1,593,139     2.6     1,771,002     3.7
      Consumer loans/vehicles/overdraft                 21,628,940    35.7    13,248,066    27.9

TOTAL                                                   60,635,569   100.0    47,407,066   100.0
================================================================================================

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
December 31, 2005                                                             91

b)   CREDIT CONCENTRATION

=============================================================================
LOAN, CAPITAL                    12/31/2005                 12/31/2004
LEASE AND OTHER            ------------------------  ------------------------
CREDIT OPERATIONS (*)         RISK       % OF TOTAL      RISK      % OF TOTAL
---------------------------------------------------  ------------------------
Largest debtor                  569,002         0.8       591,763         1.1
20 largest debtors            6,574,893         9.7     6,601,033        12.4
50 largest debtors           11,566,596        17.1    11,290,715        21.2
100 largest debtors          16,240,398        24.0    15,403,588        28.9
=============================================================================

=============================================================================
LOAN, CAPITAL LEASE AND
OTHER CREDIT OPERATIONS
AND SECURITIES OF                12/31/2005                 12/31/2004
COMPANIES AND FINANCIAL    ------------------------  ------------------------
INSTITUTIONS (*)              RISK       % OF TOTAL      RISK      % OF TOTAL
---------------------------------------------------  ------------------------
Largest debtor                  741,757         0.9     1,029,884         1.6
20 largest debtors           10,805,434        13.4    11,878,550        18.2
50 largest debtors           18,271,560        22.7    18,501,759        28.3
100 largest debtors          24,754,698        30.7    24,229,448        37.0
=============================================================================
(*)  The amounts include endorsements and sureties.

c)   CHANGES IN ALLOWANCE FOR LOAN LOSSES

====================================================================
                                        01/01 TO         01/01 TO
                                       12/31/2005       12/31/2004
-----------------------------------  --------------    -------------
Opening balance                          (3,053,555)      (3,162,967)
Balance from institutions acquired                -          (59,395)
Net increase for the period              (3,716,278)      (1,581,638)
Write-Offs (1)                            2,662,657        1,750,445
Closing balance                          (4,107,176)      (3,053,555)
    Specific allowance (2)               (1,354,394)      (1,043,784)
    Generic allowance (3)                (1,382,782)      (1,009,771)
    Additional allowance (4)             (1,370,000)      (1,000,000)
====================================================================

(1) Includes additional write-offs on the allowance for loan losses, for operations that management considers as having recovery expectation in long-term.
(2) For operations with past due installments of over 14 days or under responsibility of bankrupted companies or in bankruptcy process.
(3) For operations not covered by the previous item due to the classification of the client or operation.
(4) Refers to the provision in excess of the minimum required, recorded based on conservative criteria adopted by management in accordance with good banking practice, in order to cover any unexpected losses resulting from a strong reversal of the economic cycle, quantified based on historical data considering loan portfolios in cases of economic crisis.

Obs: The specific and generic allowances reflect the effects of a supplementary allowance totaling R$ 215,975 (R$ 221,180 at 12/31/2004) as it does not consider the option established by article 5 of BACEN Resolution 2682, altered by article 2 of BACEN Resolution 2697/2000, of 02/24/2000, that the loan transactions with clients whose total liability is below R$ 50 (Fifty thousand reais) could be determined based only on the overdue amounts.

At December 31, 2005, the balance of the allowance for loan losses in relation to the credit portfolio is equivalent to 6.8% (6.4% at 12/31/2004).

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
December 31, 2005                                                             92

d)   RECOVERY AND RENEGOTIATION OF CREDITS

I- COMPOSITION OF THE RESULT OF ALLOWANCE FOR LOAN LOSSES

====================================================================
                                        01/01 TO         01/01 TO
                                       12/31/2005       12/31/2004
-----------------------------------  --------------    -------------
Net increase for the period              (3,716,278)      (1,581,638)
Recoveries                                  889,024          654,388
     Renegotiation                          380,594          134,685
     Receipt                                508,430          519,703
Result of allowance for loan losses      (2,827,254)        (927,250)
====================================================================

II- RENEGOTIATED CREDITS

====================================================================
                                       12/31/2005       12/31/2004
-----------------------------------  --------------    -------------
Renegotiated credits                      1,369,674          858,133
Allowance for loan losses                  (559,701)        (345,591)
(%)                                            40.9             40.3
====================================================================

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
December 31, 2005                                                             93

NOTE 8 - FOREIGN EXCHANGE PORTFOLIO

====================================================================
                                       12/31/2005       12/31/2004
---------------------------------------------------    -------------
ASSETS - OTHER RECEIVABLES                6,513,942        9,159,294
   Exchange purchase pending
    settlement - foreign currency (*)     2,941,560        4,438,399
   Foreign currency bills exchange
    and term document -
    foreign currency                          2,023            2,742
   Exchange sale rights -
    local currency                        3,689,537        4,823,012
   (-) Advances received -
    local currency                         (119,178)        (104,859)
LIABILITIES - OTHER LIABILITIES           6,634,460        9,405,346
   Exchange sales pending
    settlement - foreign currency         3,670,077        4,744,202
   Exchange purchase
    liabilities - local currency (*)      2,961,643        4,656,100
   Other                                      2,740            5,044
MEMORANDUM ACCOUNTS                          85,399           60,950
   Outstanding import credits -
    foreign currency                         59,424           44,371
   Confirmed export credits -
    foreign currency                         25,975           16,579
====================================================================
(*) Net value of advances on exchange contracts included in the Loan Portfolio (Note 7a I).

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
December 31, 2005                                                             94

NOTE 9 - FUNDING AND BORROWINGS AND ONLENDINGS

a)   SUMMARY

=================================================================================================================================
                                                                   12/31/2005                                     12/31/2004
                                    -----------------------------------------------------------------------   -------------------
                                       0-30        31-180      181-365      OVER 365      TOTAL         %       TOTAL        %
-----------------------------------------------------------------------------------------------------------   -------------------
Deposits                            37,839,909    5,889,638    1,974,873    4,815,315   50,519,735     54.5   42,029,830     53.3
Deposits received under
 securities repurchase agreements    6,842,200    1,777,106    1,653,043   11,758,301   22,030,650     23.8   16,098,418     20.4
Funds from acceptance and
 issuance of securities                118,327      286,418      449,241    4,106,776    4,960,762      5.4    3,430,963      4.4
Borrowings and onlendings              639,527    1,748,570    1,626,184    5,141,991    9,156,272      9.9   10,517,966     13.4
Securitization of foreign
 payment orders                              -       28,063       77,243    1,180,029    1,285,335      1.4    1,903,027      2.4
Subordinated debts                           -       72,743            -    4,511,678    4,584,421      5.0    4,765,340      6.1
-----------------------------------------------------------------------------------------------------------   -------------------
TOTAL                               45,439,963    9,802,538    5,780,584   31,514,090   92,537,175            78,745,544
% per maturity date                       49.1         10.6          6.2         34.1
--------------------------------------------------------------------------------------------------
TOTAL - 12/31/2004                  43,355,068    9,571,369    5,863,586   19,955,521   78,745,544
% per maturity date                       55.1         12.2          7.4         25.3
=================================================================================================================================

b)   DEPOSITS

=================================================================================================================================
                                                                   12/31/2005                                     12/31/2004
                                    -----------------------------------------------------------------------   -------------------
                                       0-30        31-180      181-365      OVER 365      TOTAL         %       TOTAL        %
-----------------------------------------------------------------------------------------------------------   -------------------
Demand deposits                     12,255,358            -            -            -   12,255,358     24.3   11,005,716     26.2
Savings accounts                    19,782,601            -            -            -   19,782,601     39.2   19,197,331     45.7
Interbank                              215,490      288,410      141,630            -      645,530      1.3      647,197      1.5
Time deposits                        5,152,351    5,601,228    1,833,243    4,815,315   17,402,137     34.3   11,028,988     26.2
Other deposits                         434,109            -            -            -      434,109      0.9      150,598      0.4
-----------------------------------------------------------------------------------------------------------   -------------------
TOTAL                               37,839,909    5,889,638    1,974,873    4,815,315   50,519,735            42,029,830
% per maturity date                       74.9         11.7          3.9          9.5
--------------------------------------------------------------------------------------------------
TOTAL - 12/31/2004                  35,203,111    3,131,189    2,299,443    1,396,087   42,029,830
% per maturity date                       83.8          7.4          5.5          3.3
=================================================================================================================================

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
December 31, 2005                                                             95

c)   DEPOSIT RECEIVED UNDER SECURITIES REPURCHASE AGREEMENTS

=================================================================================================================================
                                                                   12/31/2005                                     12/31/2004
                                    -----------------------------------------------------------------------   -------------------
                                       0-30        31-180      181-365      OVER 365      TOTAL         %       TOTAL        %
-----------------------------------------------------------------------------------------------------------   -------------------
Own portfolio                        2,321,849    1,777,106    1,653,043   11,758,301   17,510,299     79.5    9,793,624     60.8
    Public securities                  170,170       15,184            -           21      185,375      0.8      253,532      1.6
    Private securities                       -       93,003      150,598      302,962      546,563      2.5      186,256      1.1
    Own issue                          618,006    1,665,882    1,502,432   11,249,575   15,035,895     68.3    8,940,124     55.5
    Foreign                          1,533,673        3,037           13      205,743    1,742,466      7.9      413,712      2.6
Third-party portfolio                4,520,351            -            -            -    4,520,351     20.5    6,097,387     37.9
Free portfolio -
 Pending repurchases                         -            -            -            -            -        -      207,407      1.3
-----------------------------------------------------------------------------------------------------------   -------------------
TOTAL                                6,842,200    1,777,106    1,653,043   11,758,301   22,030,650            16,098,418
% per maturity date                       31.0          8.1          7.5         53.4
--------------------------------------------------------------------------------------------------
TOTAL - 12/31/2004                   7,127,540    2,623,957      753,962    5,592,959   16,098,418
% per maturity date                       44.3         16.3          4.7         34.7
=================================================================================================================================

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
December 31, 2005                                                             96

d) FUNDS FROM ACCEPTANCES AND ISSUANCE OF SECURITIES

=================================================================================================================================
                                                                   12/31/2005                                     12/31/2004
                                    -----------------------------------------------------------------------   -------------------
                                       0-30        31-180      181-365      OVER 365      TOTAL         %       TOTAL        %
-----------------------------------------------------------------------------------------------------------   -------------------
MORTGAGE NOTES                               -            -            -            -            -        -        1,456      0.0
DEBENTURES                                   -      105,452            -    1,350,000    1,455,452     29.3            -        -
FOREIGN BORROWING IN SECURITIES        118,327      180,966      449,241    2,756,776    3,505,310     70.7    3,429,507    100.0
   Trade Related - Issued
    overseas                                 -            -            -            -            -        -       86,834      2.6
                                    ----------   ----------   ----------   ----------   ----------   ------   ----------   ------
    Bankers Acceptance                       -            -            -            -            -        -       22,804      0.7
    Fixed Rate Notes                         -            -            -            -            -        -       64,030      1.9
   Non-Trade Related                   118,327      180,966      449,241    2,756,776    3,505,310     70.7    3,342,673     97.4
                                    ----------   ----------   ----------   ----------   ----------   ------   ----------   ------
    Issued in Brazil - Fixed
     Rate Notes                              -        4,407            -      468,413      472,820      9.5      573,366     16.7
    Issued overseas                    118,327      176,559      449,241    2,288,363    3,032,490     61.2    2,769,307     80.7
      Brazil Risk Note Programme        64,081      140,576       94,385      696,121      995,163     20.2      432,050     12.6
      Euro CD                           24,543       12,942            -            -       37,485      0.8       82,243      2.4
      Euro Medium Term
       Note Programme                        -          100            -       16,385       16,485      0.3      364,775     10.6
      Euronotes                              -        4,961            -      244,621      249,582      5.0      115,883      3.4
      Fixed Rate Notes                  29,678       17,895      354,717    1,331,236    1,733,526     34.9    1,740,946     50.7
      Others                                25           85          139            -          249      0.0       33,410      1.0
-----------------------------------------------------------------------------------------------------------   -------------------
TOTAL                                  118,327      286,418      449,241    4,106,776    4,960,762             3,430,963
% per maturity date                        2.4          5.8          9.1         82.7
--------------------------------------------------------------------------------------------------
TOTAL - 12/31/2004                      37,769      838,381      449,127    2,105,686    3,430,963
% per maturity date                        1.1         24.4         13.1         61.4
=================================================================================================================================

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
December 31, 2005                                                             97

e) BORROWINGS AND ONLENDINGS

=================================================================================================================================
                                                                   12/31/2005                                     12/31/2004
                                    -----------------------------------------------------------------------   -------------------
                                       0-30        31-180      181-365      OVER 365      TOTAL         %       TOTAL        %
-----------------------------------------------------------------------------------------------------------   -------------------
BORROWINGS                             533,097    1,246,512      997,742    2,074,266    4,851,617     53.0    5,991,178     57.0
                                    ----------   ----------  -----------  -----------  -----------  -------   ----------  -------
    Local                               35,537      125,075        1,379        5,171      167,162      1.8      239,928      2.3
    Foreign (*)                        497,560    1,121,437      996,363    2,069,095    4,684,455     51.2    5,751,250     54.7
ONLENDINGS                             106,430      502,058      628,442    3,067,725    4,304,655     47.0    4,526,788     43.0
                                    ----------   ----------  -----------  -----------  -----------  -------   ----------  -------
    Local onlendings -
     official institutions             106,430      496,703      628,442    2,833,655    4,065,230     44.4    4,442,985     42.2
      BNDES                             55,783      276,556      386,260    1,828,181    2,546,780     27.8    2,849,581     27.1
      FINAME                            29,423      193,256      208,827      972,437    1,403,943     15.3    1,338,867     12.7
      Others                            21,224       26,891       33,355       33,037      114,507      1.3      254,537      2.4
    Foreign onlendings                       -        5,355            -      234,070      239,425      2.6            -        -
    Interbank                                -            -            -            -            -        -       83,803      0.8
-----------------------------------------------------------------------------------------------------------   -------------------
TOTAL                                  639,527    1,748,570    1,626,184    5,141,991    9,156,272            10,517,966
% per maturity date                        7.0         19.0         17.8         56.2
--------------------------------------------------------------------------------------------------
TOTAL - 12/31/2004                     986,648    2,639,373    2,105,357    4,786,588   10,517,966
% per maturity date                        9.4         25.1         20.0         45.5
=================================================================================================================================

(*) Foreign borrowings are basically represented by investments in foreign trade transactions related to export pre-financing and import financing.

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
December 31, 2005                                                             98

f)   SECURITIZATION OF FOREIGN PAYMENT ORDERS

     Funds obtained abroad through the sales to Brazilian Diversified Payment Rights Finance Company of rights related to payment orders receivable abroad.

====================================================================================================
                                                                  12/31/2005
                                           ---------------------------------------------------------
                                              31-180        181-365        OVER 365        TOTAL
----------------------------------------------------------------------------------------------------
Securitization of foreign payment orders         28,063         77,243      1,180,029      1,285,335
% per maturity date                                 2.2            6.0           91.8
----------------------------------------------------------------------------------------------------
TOTAL - 12/31/2004                              271,013        255,697      1,376,317      1,903,027
% per maturity date                                14.3           13.4           72.3
----------------------------------------------------------------------------------------------------

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
December 31, 2005                                                             99

g)   SUBORDINATED DEBT

     Funds obtained through the issue of subordinated debt securities, in accordance with the conditions determined by BACEN Resolution 2837, of 05/30/2001, are as follows:

=========================================================================================================================
                                                         12/31/2005                                   12/31/2004
                                  ---------------------------------------------------------   ---------------------------
                                     31-180        OVER 365        TOTAL             %            TOTAL           %
-------------------------------------------------------------------------------------------   ---------------------------
CDB (1)                                  3,139      1,957,165      1,960,304           42.8      1,783,670           37.4
Debentures (2)                          32,412        600,000        632,412           13.8        628,291           13.2
Euronotes (3)                           24,416      1,034,449      1,058,865           23.1      1,303,646           27.4
Redeemable preferred shares (4)         12,776        920,064        932,840           20.3      1,049,733           22.0
-------------------------------------------------------------------------------------------   ---------------------------
TOTAL                                   72,743      4,511,678      4,584,421                     4,765,340
% per maturity date                        1.6           98.4
----------------------------------------------------------------------------
TOTAL - 12/31/2004                      67,456      4,697,884      4,765,340
% per maturity date                        1.4           98.6
=========================================================================================================================

(1) Band Deposit Certificates:
     - issued on 12/23/2002, with nominal value of R$ 850,000, with maturity on 12/23/2009 and paying interest semi-annually at the average Interbank Deposit rate plus 0.87% p.a.;
     - issued on 02/26/2003, with nominal value of R$ 673,103, with maturity on 02/26/2008 and paying interest at the Interbank Deposit rate at the end of the period.

(2) Non-convertible debentures:
     - issued on 09/01/2001, with nominal value of R$ 600,000, with maturity on 09/01/2008, with no projected amortization or renegotiation and paying interest semi-annually at the average Interbank Deposit (DI) daily rate registered at the Securities Custody Center CETIP (CETIP-DI) plus 0.75% p.a.

(3) Euronotes:
     - issued on 08/13/2001, in the amount of US$ 100,000 thousand, and on 11/09/2001, in the amount of US$ 80,000 thousand, with maturity on 08/15/2011 and paying interest semi-annually at the rate of 10% p.a.;
     - issued on 08/13/2001, in the amount of (Y) 30,000,000 thousand (US$ 244,938 thousand), also with maturity on 08/15/2011 and paying interest semi-annually at the rate of 4.25% p.a.;
     - issued on 06/26/2002 by BBA Nassau, in the amount of US$ 50,000 thousand (US$ 30,000 thousand held in treasury), with maturity on 06/28/2012 and paying interest semi-annually at the rate of 10.375% p.a. up to 06/28/2007 and, after this date up to maturity, at the rate of 13.625% p.a.

(4) Redeemable preferred shares:
     - issued on 12/31/2002 by Itau Bank Ltd., in the amount of US$ 393,072 thousand, with maturity on 03/31/2015 and dividends calculated based on LIBOR rate plus 1.25% p.a., paid semi-annually.

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
December 31, 2005                                                            100

NOTE 10 - INSURANCE, LIFE INSURANCE, PENSION PLAN AND CAPITALIZATION

a)   COMPOSITION OF THE TECHNICAL PROVISIONS

==============================================================================
                                                    12/31/2005     12/31/2004
---------------------------------------------------------------   ------------
Insurance                                             1,268,240      1,124,416
   Unearned premiums                                    700,428        615,734
   Unsettled claims                                     348,644        334,100
   IBNR                                                 161,615        142,999
   Premium deficiency - Others                           11,908          2,017
   Premium deficiency - Health care (1)                  34,906         16,192
   Mathematical reserve - benefits to be granted          7,913         11,714
   Financial surplus                                      1,055            982
   Unsettled benefits                                       886            678
   Redemption and other unregularized amounts               885              -

Life insurance and pension plan                      12,260,056      8,853,863
   Unearned premiums                                    244,037        217,123
   Unsettled claims                                      36,589         31,792
   IBNR                                                  41,566         40,078
   Mathematical reserve - benefits to be granted     11,438,954      8,172,714
   Mathematical reserve - benefits granted               89,315         71,017
   Financial surplus                                    238,677        172,013
   Financial fluctuation                                 83,626         85,026
   Risk fluctuation                                      18,985         11,225
   Insufficient contribution (2)                         41,815         43,707
   Redemption and other unregularized amounts            16,492          7,490
   Premium defficiency                                    7,280              -
   Unexpired risks                                        1,266          1,236
   Unsettled benefits                                     1,427            442
   Administrative                                            27              -

Capitalization                                        1,111,238      1,044,794
   Mathematical reserve for redemptions               1,021,332        949,617
   Contingencies                                         74,896         80,910
   Prizes realizable/payable                             15,010         14,267

TOTAL                                                14,639,534     11,023,073
==============================================================================

(1) The provision for Premium Deficiency is calculated in accordance with the criteria established by the regulatory body and the technical actuarial note which establishes a provision for risk coverage for the next 12 months.

In compliance with USGAAP standards, the provision was conservatively estimated and supplemented to R$ 549,000 in the financial statements filed with the SEC (Securities and Exchange Commissionn) as of December 31, 2004, enough to cover eventual deficits until the termination of the plans in 2099.
To maintain the economic and financial balance of health care plans, approval was requested from ANS (National Health Agency) for plan restructuring, as well as for price adjustments, which authorization is pending. With the purpose of covering the existing imbalance, a capital increase considered sufficient to provide funds for the health insurance segment was carried out.

Existing accounting differences between the local and USGAAP practices are substantially compensated for purposes of covering the estimated values.

(2) Recorded based on actuarial evaluation in sufficient amount for the settlement of obligations.

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
December 31, 2005                                                            101

b)   GUARANTOR RESOURCES OF TECHNICAL PROVISION - SUSEP

===========================================================================================================
                                                                                    LIFE INSURANCE AND
                                                           INSURANCE                    PENSION PLAN
                                                  ---------------------------   ---------------------------
                                                   12/31/2005     12/31/2004     12/31/2005     12/31/2004
--------------------------------------------------------------   ------------   ------------   ------------
Short-term interbank deposits - Money market            87,285         30,176        171,046         69,232
Securities and derivative financial instruments        937,133        814,521     11,943,230      8,618,325
        PGBL/VGBL fund quotas (1)                            -              -     10,214,972      6,917,731
        Other securities                               937,133        814,521      1,728,258      1,700,594
             Public                                    225,866        200,469        693,229        950,857
             Private                                   711,267        614,052      1,035,029        749,737
Credit rights (2)                                      262,019        250,519        199,648        180,720
Properties                                                   -         40,488              -              -
TOTAL                                                1,286,437      1,135,704     12,313,924      8,868,277
===========================================================================================================

===========================================================================================================
                                                        CAPITALIZATION                     TOTAL
                                                  ---------------------------   ---------------------------
                                                   12/31/2005     12/31/2004     12/31/2005     12/31/2004
--------------------------------------------------------------   ------------   ------------   ------------
Short-term interbank deposits - Money market           170,770        103,238        429,101        202,646
Securities and derivative financial instruments        958,001        956,495     13,838,364     10,389,341
         PGBL/VGBL fund quotas (1)                           -              -     10,214,972      6,917,731
         Other securities                              958,001        956,495      3,623,392      3,471,610
               Public                                  120,071        124,112      1,039,166      1,275,438
               Private                                 837,930        832,383      2,584,226      2,196,172
Credit rights (2)                                            -              -        461,667        431,239
Properties                                                   -              -              -         40,488
TOTAL                                                1,128,771      1,059,733     14,729,132     11,063,714
===========================================================================================================

(1) PGBL and VGBL pension plan portfolio, which ownership and embedded risks are from customer's responsibility, are recorded as securities, as determined by SUSEP, as a contra entry to liabilities in the Pension Plan Technical Provisions account.

(2)  Recorded under Other receivables - Insurance premiums receivable.

c)   RESULT OF OPERATIONS

===========================================================================================================
                                                                                    LIFE INSURANCE AND
                                                           INSURANCE                    PENSION PLAN
                                                  ---------------------------   ---------------------------
                                                    01/01 TO       01/01 TO       01/01 TO       01/01 TO
                                                   12/31/2005     12/31/2004     12/31/2005     12/31/2004
--------------------------------------------------------------   ------------   ------------   ------------
Income from financial operations                       159,710        143,496        116,004         85,801
    Financial income from insurance, pension
     plan and capitalization operations                160,227        143,496      1,550,278        993,225
    Financial expenses from insurance, pension
     plan and capitalization operations                   (517)             -     (1,434,274)      (907,424)
Income from insurance, pension plan and
 capitalization operations                             334,929        324,476        294,547        245,958
    Premiums and contributions                       1,917,547      1,662,472      3,963,857      3,714,628
    Changes in technical provisions                   (111,323)      (103,996)    (1,957,161)    (2,207,918)
    Expenses with claims                            (1,140,757)    (1,008,067)      (117,484)       (88,656)
    Selling expenses                                  (380,847)      (282,953)       (23,337)       (23,004)
    Expenses with benefits and redemptions                   -              -     (1,567,759)    (1,143,843)
    Other income and expenses                           50,309         57,020         (3,569)        (5,249)
TOTAL                                                  494,639        467,972        410,551        331,759
===========================================================================================================

===========================================================================================================
                                                        CAPITALIZATION                     TOTAL
                                                  ---------------------------   ---------------------------
                                                    01/01 TO       01/01 TO       01/01 TO       01/01 TO
                                                   12/31/2005     12/31/2004     12/31/2005     12/31/2004
--------------------------------------------------------------   ------------   ------------   ------------
Income from financial operations                       107,841         96,654        383,555        325,951
    Financial income from insurance, pension
     plan and capitalization operations                183,050        156,295      1,893,555      1,293,016
    Financial expenses from insurance, pension
     plan and capitalization operations                (75,209)       (59,641)    (1,510,000)      (967,065)
Income from insurance, pension plan and
 capitalization operations                             168,763        210,304        798,239        780,738
    Premiums and contributions                         798,233        855,795      6,679,637      6,232,895
    Changes in technical provisions                   (625,101)      (645,491)    (2,693,585)    (2,957,405)
    Expenses with claims                                     -              -     (1,258,241)    (1,096,723)
    Selling expenses                                         -              -       (404,184)      (305,957)
    Expenses with benefits and redemptions                   -              -     (1,567,759)    (1,143,843)
    Other income and expenses                           (4,369)             -         42,371         51,771
TOTAL                                                  276,604        306,958      1,181,794      1,106,689
===========================================================================================================

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
December 31, 2005                                                            102

NOTE 11 - PROVISIONS AND CONTINGENT LIABILITIES

ITAU HOLDING and its subsidiaries are involved, in the ordinary course of business, in legal actions involving labor, civil, and tax and social security contingencies, filed to challenge escalation indices, labor claims, property damage and pain and suffering, and tax questioning actions. Labor contingencies result from labor claims filed by former employees and trade unions to claim alleged labor rights based on labor legislation specific to the related profession. Civil contingencies are basically derived from civil actions filed by third parties demanding compensation for property damage and pain and suffering based on a number of reasons, such as wrongful protest of notes, return of checks, and inclusion of information in credit protection registry, and most of these actions are filed in the Small Claims Court and are therefore limited to 40 minimum wages.

The table below shows the changes in and the related provisions for contingencies:

================================================================================================================================
                                                                                                                      01/01 TO
                                                                           01/01 TO 12/31/2005                       12/31/2004
                                                        ---------------------------------------------------------   ------------
                                                           LABOR         CIVIL           OTHER          TOTAL          TOTAL
-----------------------------------------------------------------------------------------------------------------   ------------
Opening balance                                            1,042,625        727,597        233,991      2,004,213      1,787,584
Balance resulting from the acquisition of investments              -              -              -              -         39,672
Foreign exchange differences                                       -              -         (9,497)        (9,497)        (6,973)
Net change reflected in Results (1)                          290,087        333,288        (33,421)       589,954        608,598
Payments                                                    (458,113)      (169,186)       (42,746)      (670,045)      (424,668)
Closing balance (2)                                          874,599        891,699        148,327      1,914,625      2,004,213
-----------------------------------------------------------------------------------------------------------------   ------------
Escrow deposits at 12/31/2005 (3)                            480,253        224,743              -        704,996        664,619
================================================================================================================================

(1) Note 12e and 12h; (2) Note 12c; (3) Note 12a.

The Provisions for Tax and Social Security Contingencies and the related judicial escrow deposits are shown in Note 14c I and 14d III.

ITAU HOLDING and its subsidiaries, based on legal advisors opinion are not involved in any other administrative proceedings or lawsuits which might significantly affect their operations in case of an unfavorable sentence.

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
December 31, 2005                                                            103

NOTE 12 - OTHER ACCOUNTS

a)   OTHER SUNDRY RECEIVABLES

==============================================================================
                                                    12/31/2005     12/31/2004
---------------------------------------------------------------   ------------
Tax credits (1)                                       3,830,729      3,326,149
Social contribution to be offset (1)                  1,125,971      1,277,434
Taxes and contributions to offset                       995,937      1,048,617
Escrow deposits in guarantee for provisions
 for contingent liabilities                           2,669,329      2,068,976
                                                   ------------   ------------
    Tax and social security appeals (2)               1,964,333      1,404,357
    Labor appeals (3)                                   480,253        514,355
    Civil appeals (3)                                   224,743        150,264
Deposits in guarantee for foreign fund
 raising program                                        220,853        497,854
Sundry domestic debtors                                 270,350        207,073
Sundry foreign debtors                                   53,199        150,439
Options for tax incentives                               66,720         62,266
Amounts receivable - Ordinance 441/04 (4)                     -        121,390
Recoverable payments                                     26,754         73,326
Salary advances                                          30,110         51,192
Amounts receivable from related companies                 3,902         36,605
Other                                                   253,457        305,310
Total                                                 9,547,311      9,226,631
==============================================================================

(1) Note 14b I.
(2) Note 14c I.
(3) Note 11.
(4) On June 8, 2005, Public Securities were received in exchange for the Social Security Institute (INSS) debts, pursuant to the Ministry of Finance Ordinance 441/04.

At ITAU HOLDING, other Sundry Receivables are basically composed of taxes and contributions to offset R$ 33,134 (R$ 55,560 at 12/31/2004) and tax credits R$ 313,807 (R$ 134,948 at 12/31/2004), basically represented by provision for interest on own capital, whose realizations is scheduled for this year.

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
December 31, 2005                                                            104

b)   PREPAID EXPENSES

==============================================================================
                                                    12/31/2005     12/31/2004
---------------------------------------------------------------   ------------
Technical cooperation agreement (*)                   1,031,020        553,385
Commissions                                             180,336        214,490
Advertising                                             161,395        103,053
Other                                                    74,615         45,125
                                                   ------------   ------------
Total                                                 1,447,366        916,053
==============================================================================

(*) Basically refers to the amounts spent to acquire rights to credit payrolls and perform tax collections for Municipal and State Governments. As of December 31, 2005, the balance basically comprises the amount of R$ 477,410 related to the agreement entered into on September 16, 2005 with the Municipal Government of Sao Paulo and R$ 332,279 (R$ 374,061 at December 3, 2004) related to the agreements entered into with the State Governments of Rio de Janeiro, Minas Gerais and Goias.

This year, ITAU recorded a provision amounting to R$ 78,887 (Note 12h) related to the agreement entered into with the State Government of Parana, as the State Decree 5434/0 annulled such agreement, transferring the services to other financial institutions. ITAU filed an appeal in relation to this annulment.

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
December 31, 2005                                                            105

c)   OTHER SUNDRY LIABILITIES

==============================================================================
                                                    12/31/2005     12/31/2004
-------------------------------------------------  ------------   ------------
Provisions for contingent liabilities (1)             1,914,625      2,004,213
                                                   ------------   ------------
    Labor liabilities                                   874,599      1,042,625
    Civil lawsuits                                      891,699        727,597
    Other                                               148,327        233,991
Provision for personnel                                 354,600        309,349
Provision for sundry payments                           694,334        548,286
Liabilities for official agreements and rendering
 of payment services                                     62,576         87,545
Sundry creditors - local                                235,416        278,391
Sundry creditors - foreign                               54,392        254,434
Agreement for rendering of services AOLA (2)                  -        177,751
Liabilities for purchase of assets and rights            78,742         68,273
Related to insurance companies                          212,019        220,586
Provision for corporate restructuring (3)                27,000              -
Provision to cover actuarial deficit (4)                 26,850         27,089
Amounts payable to related companies                      1,447         78,017
Creditors for resources to be released                   48,316         27,547
Funds from consortia members                             78,659         73,952
Other                                                    14,551          7,613
Total                                                 3,803,527      4,163,046
==============================================================================

(1) Note 11.
(2) Note 20.
(3) Refers to provision for operation of the New Agreement for Credicard Management (Disclosed in Significant Event by ITAU HOLDING on 02/01/2005) (Note 13).
(4) Note 19c.

At ITAU HOLDING, Other Sundry Liabilities basically consist of amounts payable related to acquisition of investment R$ 133,485 (R$ 175,351 at 12/31/2004).

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
December 31, 2005                                                            106

d)   BANKING SERVICES FEES

==============================================================================
                                                     01/01 TO       01/01 TO
                                                    12/31/2005     12/31/2004
---------------------------------------------------------------   ------------
Resources management                                  1,687,960      1,411,412
                                                   ------------   ------------
   Funds management fees                              1,630,893      1,335,951
   Income from management of consortium                  57,067         75,461
Current account services                              1,428,609      1,230,073
Credit cards                                          1,904,263      1,162,013
                                                   ------------   ------------
   Annual fees                                          457,319        356,241
   Other services                                     1,446,944        805,772
     Branches relationship                            1,024,713        701,768
     Services rendered by Orbitall                      422,231        104,004
Sureties and credits granted                          1,259,309        915,676
                                                   ------------   ------------
   Credit operations                                  1,170,063        813,538
   Guarantees provided                                   89,246        102,138
Receipt services                                        838,809        866,398
                                                   ------------   ------------
   Collection fees                                      402,002        367,770
   Collection services                                  235,869        304,845
   Interbank charges (securities, checks
    and wire)                                           200,938        193,783
Other                                                   618,101        579,714
                                                   ------------   ------------
   Income from consultation to Serasa                   195,941        141,914
   Income from brokerage                                131,705         95,752
   Income from custody services and management
    of portfolio                                         66,833         41,111
   Foreign exchange services                             33,276         33,982
   Other services                                       190,346        266,955
Total                                                 7,737,051      6,165,286
==============================================================================

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
December 31, 2005                                                            107

e)   PERSONNEL EXPENSES

==============================================================================
                                                     01/01 TO       01/01 TO
                                                    12/31/2005     12/31/2004
---------------------------------------------------------------   ------------
Remuneration                                          2,226,300      1,881,221
Charges                                                 694,983        582,784
Social benefits                                         588,197        477,135
Training                                                 57,641         48,094
Subtotal                                              3,567,121      2,989,234
Employee resignation                                    114,630         91,529
Labor claims (*)                                        290,087        213,663
Sole/Special bonus                                       62,532         25,205
Total                                                 4,034,370      3,319,631
==============================================================================

(*) Note 11.

f)   OTHER ADMINISTRATIVE EXPENSES

==============================================================================
                                                     01/01 TO       01/01 TO
                                                    12/31/2005     12/31/2004
---------------------------------------------------------------   ------------
Data processing and telecommunication                 1,181,064      1,077,301
Depreciation and amortization (*)                       612,756        603,958
Facilities                                              715,573        569,221
Third-party services                                    832,355        659,591
Financial system services                               372,044        323,466
Advertising, promotions and publications                384,603        305,259
Transportation                                          194,141        184,872
Materials                                               164,962        143,223
Security                                                138,391        127,629
Legal                                                    73,704         65,147
Travel expenses                                          49,444         45,548
Other                                                   197,416        184,174
Total                                                 4,916,453      4,289,389
==============================================================================

(*) Note 15 b.

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
December 31, 2005                                                            108

g)   OTHER OPERATING INCOME

==============================================================================
                                                     01/01 TO       01/01 TO
                                                    12/31/2005     12/31/2004
---------------------------------------------------------------   ------------
Reversal of operating provisions                        129,715         52,765
Equity result in subsidiaries, not derived from
 net income                                              12,549         25,543
Recovery of charges and expenses                         91,608         67,002
Net exchange variation on assets and liabilities
 of overseas companies                                   30,922         35,099
Agreement for rendering of services AOLA (*)            119,933              -
Other                                                   133,089        134,686
Total                                                   517,816        315,095
==============================================================================

(*) Note 20.

h) OTHER OPERATING EXPENSES

==============================================================================
                                                     01/01 TO       01/01 TO
                                                    12/31/2005     12/31/2004
---------------------------------------------------------------   ------------
Provision for contingencies (1)                         415,333        533,954
                                                   ------------   ------------
      Tax and social security                            47,257        139,019
      Civil claims                                      333,288        335,286
      Other                                              34,788         59,649
Sales - Credit cards                                    250,259        210,592
Claims                                                  187,487         82,763
Provision for the Technical Cooperation
 Agreement (2)                                           78,887              -
Other                                                   208,692        336,957
Total                                                 1,140,658      1,164,266
==============================================================================

(1) Note 11.
(2) Note 12b.

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
December 31, 2005                                                            109

NOTE 13 - EXTRAORDINARY RESULT

In order to allow the adequate analysis of the financial statements for the period, the following amounts were recorded in Extraordinary Result, net of the corresponding taxes:

==============================================================================
                                                    12/31/2005     12/31/2004
---------------------------------------------------------------   ------------
Amortization of investments goodwill                   (160,245)    (1,442,555)
   Related to agreements and partnerships
    (Note 1)                                           (200,000)    (1,398,917)
   BPI - SIC (Sociedade Independente de
    Comunicacao S.A.)                                    39,755        (43,638)
Provision for corporate restructuring (2)               (75,000)             -
Other (3)                                                     -        263,368
Tax effects                                              43,500         84,764
---------------------------------------------------------------   ------------
Total                                                  (191,745)    (1,094,423)
==============================================================================

(1) Note 1.

(2) Refers to operating expenses on New Agreement for Credicard Management (disclosed in Significant Event by ITAU HOLDING at 02/01/2005) and other corporate restructuring occurred in the Group.

(3) Represented basically by Favorable Decisions in Administrative/Judicial Lawsuits and Realization of Taxes on Interest in the Long-term Foreign Fund Raising and Guarantees of Participations acquired.

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
December 31, 2005                                                            110

NOTE 14 - TAXES

a)   COMPOSITION OF EXPENSES WITH TAXES AND CONTRIBUTIONS

     I) We show below the Income Tax and Social Contribution due on the operations for the period and on temporary differences arising from additions and exclusions:

==============================================================================
                                                     01/01 TO       01/01 TO
        DUE ON OPERATIONS FOR THE PERIOD            12/31/2005     12/31/2004
---------------------------------------------------------------   ------------
Income before income tax and social contribution      8,200,755      7,370,923

Charges (Income Tax and Social Contribution)
 at the rates of 25% and 9% (*), respectively        (2,788,257)    (2,506,114)

INCREASE/DECREASE TO INCOME TAX AND SOCIAL
 CONTRIBUTION CHARGES ARISING FROM:

Permanent (Inclusions) Exclusions                       454,658        583,585

   Investments in affiliates                              4,829         26,848
   Foreign exchange variation of overseas
    investments                                        (307,434)        32,492
   Interest on own capital                              635,156        469,438
   Dividends, interest on external debt bonds
    and tax incentives                                   62,179         45,688
   Other                                                 59,928          9,119

Temporary (Inclusions) Exclusions                       193,909        345,514

   Allowance for loan losses                           (251,580)       266,344
   Excess (Insufficiency) of Depreciation of
    capital lease                                       603,669        124,186
   Adjustment to market value of trading
    securities and derivative financial
    instruments, and adjustments from operations
    in futures markets                                  194,602         75,582
   Interest on own capital                             (178,117)       (97,139)
   Civil, tax and other contingencies provisions       (174,665)       (23,459)

(Increase) Offset on tax losses/Negative social
 contribution basis                                     166,641        111,976

Expenses with Income Tax and Social Contribution     (1,973,049)    (1,465,039)
==============================================================================
        RELATED TO TEMPORARY DIFFERENCES
---------------------------------------------------------------   ------------
   Increase (reversal) for the period                  (360,910)      (464,679)
   Prior periods increase (reversal)                     12,663       (161,904)

Income (Expenses) of deferred taxes                    (348,247)      (626,583)
==============================================================================
Total income tax and social contribution             (2,321,296)    (2,091,622)
==============================================================================

     In ITAU HOLDING, income tax and social contribution related to temporary differences is mainly represented by the inclusion of provision for interest on own capital.

     II)  Composition of tax expenses:

==============================================================================
                                                     01/01 TO       01/01 TO
                                                    12/31/2005     12/31/2004
---------------------------------------------------------------   ------------
   PIS and COFINS                                    (1,333,993)      (992,373)
   ISS                                                 (279,406)      (191,086)
   Tax on Bank Account Outflows (CPMF)                 (247,873)      (168,386)
   Other                                                (88,666)       (73,365)
                                                   ------------   ------------
Total (*)                                            (1,949,938)    (1,425,210)
==============================================================================

(*) According to Note 4 m.

In ITAU HOLDING, the tax expense is basically comprised of PIS and COFINS in the amount of R$ 68,370 (R$ 53,639 from 01/01 to 12/31/2004) and CPMF in the amount of R$ 5,725 (R$ 4,188 from 01/01 to 12/31/2004).

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
December 31, 2005                                                            111

III) Tax Effects on Exchange Management of Overseas Investments

In order to minimize the effects on income in connection with the exchange variation of overseas investments, net of respective tax effects, ITAU HOLDING carries out derivative transactions in foreign currency (hedge), as mentioned in
Note 21d.

Results of these transactions are computed in the calculation basis of income tax and social contribution, according to their nature, while the exchange variation of overseas investments is not included in referred basis, pursuant to tax legislation in force.

For the period ended December 31, 2005, these transactions gave rise to tax positive results due to the appreciation of the Real in relation to US Dollar and Euro, which accounted for the high expenses related to income tax and social contribution, PIS and COFINS.

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
December 31, 2005                                                            112

b)   TAX CREDITS

     I) The tax credit balance, segregated based on its origin and disbursements incurred (income tax and social contribution), is represented as follows:

=================================================================================================
                                                                               PROVISIONS
                                                                      ---------------------------
                                                                       12/31/2004     12/31/2005
-------------------------------------------------------------------------------------------------
Related to tax losses and negative social contribution basis
------------------------------------------------------------

Related to disbursed provisions
-------------------------------
   Allowance for loan losses
   Allowance for real estate
   Other

Related to non-disbursed provisions (1)                                  5,726,240      7,169,293
---------------------------------------                               ------------   ------------
   Related to the operation                                              4,326,240      5,429,293
   ------------------------                                           ------------   ------------
    Interest on own capital                                                415,707        939,579
    Tax and social security contingencies                                1,242,752      1,529,015
    Labor contingencies                                                    903,732        744,666
    Civil Lawsuits                                                         675,953        851,640
    Other                                                                1,088,096      1,364,393

   Related to provisions in excess in relation to the minimum
   ----------------------------------------------------------
    required not disbursed                                               1,400,000      1,740,000
    ----------------------                                            ------------   ------------
     Allowance for loan losses                                           1,000,000      1,370,000
     Adjustment to market value of trading securities and
      derivative financial instruments (assets and liabilities) (2)        400,000        370,000
Total                                                                    5,726,240      7,169,293
=================================================================================================
Social Contribution to Offset arising from Option foreseen
 in article 8 of Provisional Measure 2158-35, of August 24, 2001
=================================================================================================

===============================================================================================================================
                                                                                             TAX CREDITS
                                                                      ---------------------------------------------------------
                                                                                      REALIZATION
                                                                       12/31/2004     / REVERSAL       SET UP       12/31/2005
-------------------------------------------------------------------------------------------------------------------------------
Related to tax losses and negative social contribution basis               644,906       (190,408)        96,871        551,369
------------------------------------------------------------          ------------   ------------   ------------   ------------

Related to disbursed provisions                                          1,150,854       (753,609)       908,673      1,305,918
-------------------------------                                       ------------   ------------   ------------   ------------
   Allowance for loan losses                                               786,627       (689,858)       836,916        933,685
   Allowance for real estate                                                41,150        (13,056)        16,489         44,583
   Other                                                                   323,077        (50,695)        55,268        327,650

Related to non-disbursed provisions (1)                                  1,530,389       (506,481)       949,534      1,973,442
---------------------------------------                               ------------   ------------   ------------   ------------
   Related to the operation                                              1,202,249       (506,481)       827,106      1,522,874
   ------------------------                                           ------------   ------------   ------------   ------------
    Interest on own capital                                                134,151       (134,151)       312,268        312,268
    Tax and social security contingencies                                  320,636         (3,276)        87,839        405,199
    Labor contingencies                                                    279,625       (155,676)       104,706        228,655
    Civil Lawsuits                                                         217,745        (46,201)       106,340        277,884
    Other                                                                  250,092       (167,177)       215,953        298,868

   Related to provisions in excess in relation to the minimum
   ----------------------------------------------------------
    required not disbursed                                                 328,140              -        122,428        450,568
    ----------------------                                            ------------   ------------   ------------   ------------
     Allowance for loan losses                                             328,140              -        122,428        450,568
     Adjustment to market value of trading securities and
      derivative financial instruments (assets and liabilities) (2)              -              -              -              -
Total                                                                    3,326,149     (1,450,498)     1,955,078      3,830,729
===============================================================================================================================
Social Contribution to Offset arising from Option foreseen
 in article 8 of Provisional Measure 2158-35, of August 24, 2001         1,277,434       (151,463)             -      1,125,971
===============================================================================================================================

(1) From a financial point of view, rather than recording the provision of R$ 7,169,293 (R$ 5,726,240 at 12/31/2004) and Tax Credits of R$ 1,973,442 (R$
1,530,389 at 12/31/2004), only the net provisions of the corresponding tax effects should be considered, which would reduce the total Tax Credits to R$ 1,857,287 (R$ 1,795,760 at 12/31/2004).

(2) Note 2b.

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
December 31, 2005                                                            113

II) The estimate of realization and present value of tax credits and social contribution to offset, arising from Provisional Measure 2158-35/01 of 08/24/2001, existing at December 31, 2005, in accordance with the expectation to generate future taxable income, based on the history of profitability and technical studies of feasibility are:

=================================================================================================
                                                TAX CREDITS
                            ---------------------------------------------------        SOCIAL
                               TEMPORARY       TAX LOSS AND                       CONTRIBUTION TO
    REALIZATION YEAR          DIFFERENCES     NEGATIVE BASIS         TOTAL             OFFSET
-------------------------------------------------------------------------------------------------
          2006                    1,875,903           551,369         2,427,272           222,872
          2007                      506,473                 -           506,473           302,554
          2008                      354,457                 -           354,457           328,403
          2009                      219,381                 -           219,381           272,142
          2010                      116,572                 -           116,572                 -
       after 2010                   206,574                 -           206,574                 -
          Total                   3,279,360           551,369         3,830,729         1,125,971
-------------------------------------------------------------------------------------------------
    Present value (*)             2,918,633           516,795         3,435,428           970,643
=================================================================================================

(*) The average funding rate was used to determine the present value.

The projections of future taxable income include estimates related to macroeconomic variables, exchange rates, interest rates, volume of financial operations and services fees and others which can vary in relation to data and actual values.

Net income in the financial statements is not directly related to taxable income for income tax and social contribution, due to differences existing between accounting criteria and tax legislation, besides corporate aspects. Accordingly, we recommend that the development of the realization of tax credits arising from temporary differences, tax losses and negative basis be not used as indications of future net income.

III) Unrecorded tax credits amount to R$ 325,501 (R$ 325,142 at 12/31/2004).

In ITAU HOLDING, unrecorded tax credits amount to R$ 7,189 (R$ 7,189 at 12/31/2004).

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
December 31, 2005                                                            114

c) JUDICIAL ESCROW DEPOSITS FOR INTERPOSITION OF TAX AND SOCIAL SECURITY LEGAL PROCESSES

     I) Change in Deposits for Interposition of Tax and Social Security Legal Processes

==============================================================================
                                                     01/01 TO       01/01 TO
                                                    12/31/2005     12/31/2004
---------------------------------------------------------------   ------------
Opening balance                                       1,404,357      1,278,841
Balance resulting from the acquisition of
 investment                                                   -         30,207
Appropriation of income                                  38,526         47,846
Change in the period                                    521,450         47,463
                                                   ------------   ------------
     Deposited                                          676,530        403,045
     Withdrawals                                       (141,879)      (334,851)
     Conversion into income                             (13,201)       (20,731)
Closing balance                                       1,964,333      1,404,357
==============================================================================

     II) Permanent Assets in the amount of R$ 496,069 represented basically by Property for own use are pledged in guarantee of voluntary resources (article 32 of Law 10522/02).

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
December 31, 2005                                                            115

d)   TAXES AND SOCIAL SECURITY CONTRIBUTIONS

     I) The balance of Taxes and Social Security Contributions is represented as follows:

==============================================================================
                                                    12/31/2005     12/31/2004
---------------------------------------------------------------   ------------
Taxes and contributions on income payable               730,497        392,885
Taxes and contributions payable                         434,168        349,466
Provision for deferred income tax and social
 contribution                                         1,310,374        619,084
Provision for tax and social security
 contingencies                                        2,833,125      2,482,474
---------------------------------------------------------------   ------------
Total                                                 5,308,164      3,843,909
==============================================================================

     II)  Change in Provision for Deferred Income Tax and Social Contribution

============================================================================================================
                                                                  REALIZATION /
                                                    12/31/2004      REVERSAL        SET UP       12/31/2005
------------------------------------------------------------------------------------------------------------
Reflected in income and expense accounts                472,104         (78,467)       750,694     1,144,331
    Depreciation in excess - Leasing                    350,336         (19,037)       640,631       971,930
    Taxation on results abroad - Capital Gains           67,039         (15,195)             -        51,844
    Adjustment from operations in futures market              -               -         87,247        87,247
    Revaluation reserve                                   8,680            (923)             -         7,757
    Other                                                46,049         (43,312)        22,816        25,553
Reflected in stockholders' equity accounts -
 Adjustment to market value of securities
 available for sale (*)                                 146,980               -         19,063       166,043
------------------------------------------------------------------------------------------------------------
Total                                                   619,084         (78,467)       769,757     1,310,374
============================================================================================================

(*) Note 2b.

III) Change in Provision for Tax and Social Security Contingencies

==============================================================================
                                                     01/01 TO       01/01 TO
                                                    12/31/2005     12/31/2004
---------------------------------------------------------------   ------------
Opening balance                                       2,482,474      2,063,685
Balance resulting from the acquisition of
 investment                                                   -         76,807
Change in the period reflected in results               361,817        365,454
                                                   ------------   ------------
    Charges on taxes                                    139,015        108,157
    Net recognition                                     233,967        271,776
    Write-offs through reversal                         (11,165)       (14,479)
Payments                                                (11,166)       (23,472)
Closing balance                                       2,833,125      2,482,474
==============================================================================

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
December 31, 2005                                                            116

e)   TAXES PAID OR PROVIDED FOR AND WITHHELD FROM CLIENTS

     We show below the amount of taxes paid or provided for, basically levied on income, revenue and payroll and the amount withheld and collected from clients levied directly on the financial intermediation:

==============================================================================
                                                     01/01 TO       01/01 TO
                                                    12/31/2005     12/31/2004
---------------------------------------------------------------   ------------
Taxes paid or provided for                            5,278,978      4,050,628
Taxes withheld and collected from clients             6,338,559      5,349,271
---------------------------------------------------------------   ------------
Total                                                11,617,537      9,399,899
==============================================================================

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
December 31, 2005                                                            117

NOTE 15 - PERMANENT ASSETS

a)   Investments

I)   CHANGE OF INVESTMENTS - ITAU HOLDING

===============================================================================================================================
                                                                                                 DIVIDENDS
                                                                                               AND INTEREST     INTEREST IN
                                                                BALANCE AT     SUBSCRIPTION /     ON OWN        SUBSIDIARY
                        COMPANIES                               12/31/2004      ACQUISITION     CAPITAL (1)       COMPANY
-------------------------------------------------------------------------------------------------------------------------------
Banco Itau S.A                                                     7,985,081           46,206     (2,070,719)      2,140,701
Banco Itau BBA S.A                                                 2,892,467                -       (349,662)        867,402(4)
Itaucard Financeira S.A. Credito, Financ. e Investimento (3)       2,303,992                -     (1,015,497)      1,117,387
Itau Seguros S.A.                                        (3)       1,054,106                -       (233,823)        727,120
Itau BBA Participacoes S.A                                           769,449                -       (100,777)        268,420
Itau Corretora de Valores S.A.                           (3)          65,138                -        (24,559)         56,878
TOTAL                                                             15,070,233           46,206     (3,795,037)      5,177,908
===============================================================================================================================

===============================================================================================================================
                                                                               ADJUSTMENT TO                       INTEREST IN
                                                                                MARKETABLE                         SUBSIDIARY
                                                                PRIOR YEARS'   SECURITIES OF                      COMPANY FROM
                                                                ADJUSTMENTS     SUBSIDIARY      BALANCE AT          01/01 TO
                        COMPANIES                                   (2)          COMPANIES      12/31/2005         12/31/2004
-------------------------------------------------------------------------------------------------------------------------------
Banco Itau S.A                                                       (86,943)       (191,480)      7,822,846          2,344,447
Banco Itau BBA S.A                                                         -           6,097       3,416,304(4)         577,553
Itaucard Financeira S.A. Credito, Financ. e Investimento (3)               -             445       2,406,327          1,095,978
Itau Seguros S.A.                                        (3)               -             170       1,547,573            517,749
Itau BBA Participacoes S.A                                                 -          (3,873)        933,219            123,940
Itau Corretora de Valores S.A.                           (3)               -              (6)         97,451             45,941
TOTAL                                                                (86,943)       (188,647)     16,223,720          4,705,608
===============================================================================================================================

(1) Interest on Own Capital receivable is recorded in income receivable in the amount of R$ 381,637 (R$ 369,788 at 12/31/2004).
(2) Note 16c.
(3) The investment and the equity in the results reflect the different interest in preferred shares, profit sharing and dividends.
(4) Includes adjustments related to the guarantee on the acquisition of participation.

====================================================================================================================================
                                                                                           ADJUSTMENT    NUMBER OF SHARES OWNED BY
                                                                                           NET INCOME           ITAU HOLDING
                                                                          ADJUSTED NET      FOR THE     ----------------------------
                      COMPANIES                               CAPITAL         EQUITY        PERIOD         COMMON        PREFERRED
------------------------------------------------------------------------------------------------------------------------------------
Banco Itau S.A                                                 5,547,163      7,830,130      1,979,142     64,263,705              -
Banco Itau BBA S.A                                             2,755,795      4,540,149      1,286,442      2,527,397      5,157,954
Itaucard Financeira S.A. Credito, Financ. e Investimentos      4,525,050      7,686,022      1,476,760              -  1,277,933,118
Itau Seguros S.A                                               1,281,500      3,131,092        804,270              -      4,845,954
Itau BBA Participacoes S.A                                       744,119      1,119,862        315,428         99,986        399,950
Itau Corretora de Valores S.A                                    180,100        304,923         62,545              -        758,039
====================================================================================================================================

=======================================================================================
                                                            HOLDING IN
                                                              VOTING       HOLDING IN
                      COMPANIES                             CAPITAL (%)    CAPITAL (%)
---------------------------------------------------------------------------------------
Banco Itau S.A                                                    100.00         100.00
Banco Itau BBA S.A                                                 49.00          74.50
Itaucard Financeira S.A. Credito, Financ. e Investimentos              -           1.62
Itau Seguros S.A                                                       -           5.00
Itau BBA Participacoes S.A                                         50.00          83.33
Itau Corretora de Valores S.A                                          -           5.00
=======================================================================================

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
December 31, 2005                                                            118

II)  COMPOSITION OF INVESTMENTS

==============================================================================
                                                    12/31/2005     12/31/2004
---------------------------------------------------------------   ------------
Share of equity in affiliates - local                   101,172        112,029
   AGF Brasil Seguros S.A                               101,172        112,029
Share of equity in affiliates - foreign                 486,552        661,324
   BPI - SGPS S.A. (BPI) (*)                            483,933        659,127
   Other                                                  2,619          2,197
Other investments                                       268,539        250,929
   Investments by tax incentives                        106,595        109,505
   Equity securities                                     48,542         39,061
   Shares and quotas                                     24,923         25,830
   Other                                                 88,479         76,533
Provision for losses                                   (107,055)      (104,309)
TOTAL                                                   749,208        919,973
==============================================================================

(*) Reflects the adjustment mentioned in Note 16c.

III) COMPOSITION OF THE RESULT OF SHARE OF EQUITY IN AFFILIATES

==============================================================================
                                                     01/01 to       01/01 to
                                                    12/31/2005     12/31/2004
---------------------------------------------------------------   ------------
Share of equity in affiliates - local                    15,499         12,726
Share of equity in affiliates - foreign                  (1,296)        66,239
   Exchange variation in investments                   (154,869)        (4,706)
   Equity in the results of affiliates                  153,573         70,945
Total                                                    14,203         78,965
==============================================================================

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
December 31, 2005                                                            119

b)   FIXED ASSETS AND DEFERRED CHARGES

=======================================================================================================================
                                                                                    CHANGES
                                                          -------------------------------------------------------------
                                            NET BOOK                                     DEPRECIATION /
                                            VALUE AT                                      AMORTIZATION       EXCHANGE
                                           12/31/2004     ACQUISITIONS      DISPOSALS     EXPENSES (1)      VARIATION
=======================================================================================================================
FIXED ASSETS                                  1,964,889        433,418         (29,520)        (522,233)        (10,814)
=======================================================================================================================
BUILDINGS IN USE (2)                          1,227,695         14,820            (425)         (61,518)         (9,304)
    Land                                        607,940          6,607            (187)               -          (1,043)
    Buildings                                   619,755          8,213            (238)         (61,518)         (8,261)
OTHER                                           737,194        418,598         (29,095)        (460,715)         (1,510)
    Installations                                81,061         18,408          (8,582)         (16,073)         (2,325)
    Furniture and equipment                      54,324         28,981         (10,439)         (30,847)           (775)
    EDP Systems                                 526,668        329,283          (6,625)        (383,150)          2,264
    Other (Communication, security, and
     transportation)                             75,141         41,926          (3,449)         (30,645)           (674)
=======================================================================================================================
DEFERRED CHARGES                                233,961        134,346               -          (90,523)         (5,969)
=======================================================================================================================
    Leasehold improvements                      103,730         93,021               -          (37,444)         (2,689)
    Expenses on acquisition of software         121,289         31,967               -          (41,590)            311
    Other deferred expenses                       8,942          9,358               -          (11,489)         (3,591)
=======================================================================================================================
GRAND TOTAL                                   2,198,850        567,764         (29,520)        (612,756)        (16,783)
=======================================================================================================================

=======================================================================================
                                                      BALANCE AT 12/31/2005
                                          ---------------------------------------------
                                                           ACCUMULATED      NET BOOK
                                              COST         DEPRECIATION       VALUE
=======================================================================================
FIXED ASSETS                                  5,515,269      (3,679,529)      1,835,740
=======================================================================================
BUILDINGS IN USE (2)                          2,147,465        (976,197)      1,171,268
    Land                                        613,317               -         613,317
    Buildings                                 1,534,148        (976,197)        557,951
OTHER                                         3,367,804      (2,703,332)        664,472
    Installations                               269,495        (197,006)         72,489
    Furniture and equipment                     262,337        (221,093)         41,244
    EDP Systems                               2,604,308      (2,135,868)        468,440
    Other (Communication, security, and
     transportation)                            231,664        (149,365)         82,299
=======================================================================================
DEFERRED CHARGES                                499,708        (227,893)        271,815
=======================================================================================
    Leasehold improvements                      269,810        (113,192)        156,618
    Expenses on acquisition of software         221,222        (109,245)        111,977
    Other deferred expenses                       8,676          (5,456)          3,220
=======================================================================================
GRAND TOTAL                                   6,014,977      (3,907,422)      2,107,555
=======================================================================================

=======================================================================================
                                                      BALANCE AT 12/31/2004
                                          ---------------------------------------------
                                                           ACCUMULATED      NET BOOK
                                              COST        DEPRECIATION        VALUE
=======================================================================================
FIXED ASSETS                                  5,253,373      (3,288,484)      1,964,889
=======================================================================================
BUILDINGS IN USE (2)                          2,146,261        (918,566)      1,227,695
    Land                                        607,940               -         607,940
    Buildings                                 1,538,321        (918,566)        619,755
OTHER                                         3,107,112      (2,369,918)        737,194
    Installations                               269,366        (188,305)         81,061
    Furniture and equipment                     269,861        (215,537)         54,324
    EDP Systems                               2,365,985      (1,839,317)        526,668
    Other (Communication, security, and
     transportation)                            201,900        (126,759)         75,141
=======================================================================================
DEFERRED CHARGES                                502,702        (268,741)        233,961
=======================================================================================
    Leasehold improvements                      232,049        (128,319)        103,730
    Expenses on acquisition of software         237,081        (115,792)        121,289
    Other deferred expenses                      33,572         (24,630)          8,942
=======================================================================================
GRAND TOTAL                                   5,756,075      (3,557,225)      2,198,850
=======================================================================================

(1)  Note 12 f.

(2) Includes amounts recorded in connection with voluntary legal processes (Note 14c II).

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
December 31, 2005                                                            120

NOTE 16 - STOCKHOLDERS' EQUITY

a)   CAPITAL

     Capital comprises 1,132,941,290 book entry shares with no par value, of which 605,963,420 are common and 526,977,870 are preferred shares with no voting rights, but with tag-along rights, in the event of the public offer of common shares, at a price equal to 80% of the amount paid per share with voting rights in the control block, as well as a dividend at least equal to that of the common shares.

     The table below shows the changes in shares of capital and treasury shares during the period.

========================================================================================================================
                                                                                            NUMBER
                                                                      --------------------------------------------------
                                                                          COMMON           PREFERRED           TOTAL
========================================================================================================================
Shares of capital stock at 12/31/2004                                     60,687,553        54,897,787       115,585,340

   Cancellation of shares - E/OGM - 04/27/2005 and EGM - 08/22/2005          (91,211)       (2,200,000)       (2,291,211)

   Split of shares - EGM - 08/22/2005 (1)                                545,367,078       474,280,083     1,019,647,161

Shares of capital stock at 12/31/2005                                    605,963,420       526,977,870     1,132,941,290
========================================================================================================================
Treasury shares at 12/31/2004                                                 63,310         2,250,980         2,314,290
   Purchase of shares (2)                                                    126,147         2,269,600         2,395,747
   Disposals - stock option plans                                                  -          (525,100)         (525,100)
   Cancellation of shares - E/OGM - 04/27/2005 and EGM - 08/22/2005          (91,211)       (2,200,000)       (2,291,211)
   Split of shares - EGM - 08/22/2005 (1)                                    884,214        16,159,320        17,043,534
   Purchase of shares after split of shares (2)                            3,405,363         6,932,700        10,338,063
   Disposals after split of shares - stock option plans                            -          (343,500)         (343,500)
Treasury shares at 12/31/2005 (2)                                          4,387,823        24,544,000        28,931,823
========================================================================================================================
Outstanding shares at 12/31/2005                                         601,575,597       502,433,870     1,104,009,467
========================================================================================================================

(1) Approved by Bacen on 09/08/2005, disclosed on 09/19/2005 and carried out by the stock exchanges on 10/03/2005. For comparison purposes, the income statement balances at 12/31/2004 were adjusted based on the split of shares.

(2) Own shares purchased under the authorization of the Board of Directors, to be held in Treasury for subsequent cancellation or replacement in the market. We detail below the costs of the shares bought back in the period as well as the average cost of treasury shares and their market price at 12/31/2005:

============================================================
COST/MARKET PRICE                   COMMON       PREFERRED
============================================================
Purchases in the period
   Minimum                              33.59          44.65
   Weighted average                     45.66          55.36
   Maximum                              50.17          55.69
------------------------------------------------------------
Total Treasury Shares
   Average cost                         49.12          44.02
   Market price                         47.01          56.30
============================================================

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
December 31, 2005                                                            121

b)   DIVIDENDS

     Stockholders are entitled to a minimum dividend of not less than 25% of net income, which is adjusted according to the rules set forth in Brazilian Corporate Law. Both types of shares participate equally, after common shares have received dividends equal to the minimum priority dividend of R$
     0.055 per share to be paid to preferred shares.

     The monthly advance of the mandatory minimum dividend, paid as Interest on Own Capital, uses the share position of the last working day of the prior month as calculation basis, and the payment is made in the first working day of the following month, in the amount of R$ 0.21 per share as from 07/01/2005, equivalent R$ 0.021 per share after the split of shares.

I -  CALCULATION

=============================================================================
Net income                                               5,321,473
Adjustments:
(-) Legal reserve                                         (266,074)
Dividend calculation basis                               5,055,399
Interest on own capital paid/advanced/provided for       1,585,142       31.4%
-----------------------------------------------------------------------------

II - PAYMENTS/PROVISION OF INTEREST ON OWN CAPITAL

===================================================================================================================================
                                                                                            GROSS           WHT            NET
-----------------------------------------------------------------------------------------------------------------------------------
Paid / Prepaid                                                                                548,230        (75,670)       472,560
   5 monthly installments of R$ 0.017 per share paid from February to June 2005 (1)            96,468        (13,355)        83,113
   6 monthly installments of R$ 0.021 per share paid from July to December 2005 (1)           141,303        (19,500)       121,803
   Supplementary - R$ 0.276 per share, paid on August 22, 2005 (1)                            310,459        (42,815)       267,644
Provided for (2)                                                                            1,303,903       (191,321)     1,112,582
   1 monthly installment of R$ 0.021 per share to be paid in January 2006                      23,252         (3,215)        20,037
   Supplementary - R$ 0.33 per share, credited on 12/30/2005, payable until 04/28/2006        364,323        (50,657)       313,666
   Supplementary to be declared - R$ 0.83 per share, payable until 04/28/2006                 916,328       (137,449)       778,879
Total for 2005 - R$ 1.68 per share                                                          1,852,133       (266,991)     1,585,142
-----------------------------------------------------------------------------------------------------------------------------------
Total for 2004 - R$ 1.21 per share (1)                                                      1,372,085       (199,715)     1,172,370
-----------------------------------------------------------------------------------------------------------------------------------

(1) Considers, for comparison purposes, the split of shares (Note 16a).
(2) Recorded in Other Liabilities - Social and Statutory.

c)   PRIOR YEARS' ADJUSTMENTS

     As result of the adaptation to the International Financial Reporting Standards (IFRS) in the European Union countries, an adjustment to the December 31, 2004 financial statements was identified represented basically by the adjustment to the pension plans of BPI - SGPS S.A., (Note 15a II) reflecting in ITAU HOLDING a decrease in this investment in the amount of R$ 86,943 recorded as a debit from retained earnings.

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
December 31, 2005                                                            122

d)   CAPITAL AND REVENUE RESERVES

==================================================================================
                                                        12/31/2005     12/31/2004
----------------------------------------------------------------------------------
CAPITAL RESERVES - Premium on subscription of shares      1,289,969      2,183,867
REVENUE RESERVES                                          7,842,554      4,477,203
Legal                                                       609,470        343,396
Statutory:                                                7,233,084      4,133,807
                                                       ------------   ------------
    - Dividends equalization (1)                          3,318,640      2,066,970
    - Working capital increase (2)                        1,433,851        826,655
    - Increase in capital of investees (3)                2,480,593      1,240,182
==================================================================================

(1) Reserve for Dividends Equalization - its purpose is to guarantee funds for the payment or advances of dividends, including interest on own capital, to maintain the flow of the stockholders' compensation.
(2) Reserve for Working Capital - its purpose is to guarantee funds for the instituitions' operations.
(3) Reserve for Increase in Capital of Investees - its purpose is to guarantee the preferred subscription right in the capital increases of investees.

e)   RECONCILIATION OF NET INCOME AND STOCKHOLDERS' EQUITY

     The difference between the Net Income and Stockholders' Equity of ITAU HOLDING and ITAU HOLDING CONSOLIDATED arises from the adoption of different criteria for the amortization of goodwill on the acquisition of investments, the recording of tax credits and the write-off of unrealized profits on intercompany operations, which related taxes were deferred.

=======================================================================================
                                       NET INCOME               STOCKHOLDERS' EQUITY
                              ---------------------------   ---------------------------
                                 01/01 TO      01/01 TO
                               12/31/2005     12/31/2004     12/31/2005     12/31/2004
---------------------------   ------------   ------------   ------------   ------------
ITAU HOLDING                     5,321,473      4,834,945     16,420,562     14,759,757
Goodwill amortization               91,253     (1,047,767)    (1,434,478)    (1,523,639)
Tax credit                        (176,503)       (17,252)       576,338        752,839
Unrealized profits (losses)         15,111          5,690         (2,766)       (17,875)
ITAU HOLDING CONSOLIDATED        5,251,334      3,775,616     15,559,656     13,971,082
=======================================================================================

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
December 31, 2005                                                            123

f)   STOCK OPTION PLAN

This plan aims at involving the officers in the medium and long-term corporate development process through the award of stock options. The options are personal and not transferable, and entitle to the subscription of one authorized capital share or, at the discretion of the management, to one treasury share which is acquired for replacement purposes. Such options may only be granted in years in which there are sufficient profits to distribute mandatory dividends to stockholders and at a quantity that does not exceed the limit of 0.5% of the total shares held by the stockholders at the base date of the year-end balance sheet. The ITAU HOLDING Compensation Committee is responsible for defining the total number of shares to be granted, the eligible officers, the number granted to each officer, the term of the option series, and the vesting and blackout periods for exercising the options. Options may be granted to eligible employees of Itau Holding or officers and employees of controlled companies for extraordinary and significant reasons and at the employment of highly qualified individuals.

The exercise price of each serie is fixed taking into consideration the average stock price at the Sao Paulo Stock Exchange over the period from one to three months prior to the issuance of options - subject to a positive or negative adjustment of up to 20% - at the option granting date and restated at the IGP-M until the month prior to the option exercise date.

The exercise of stock options, pursuant to the Plan's regulation, resulted in the sale of preferred shares held in treasury thus far. The accounting records related to the plan are carried out upon the exercise of options, when the amount received from the option exercise price is recorded in Stockholders' Equity.

The dilution percentage of the current stockholders interest, in the event all granted options were exercised and based on the market value of the Stockholders' Equity (R$ 56,567,096 at 12/31/2005), would be 2.04%.

Should the method of recognizing the granted option premiums in expenses be adopted, the effects in results based on the binomial stock pricing model would amount to R$ 53,332 in the period and R$ 116,538 in future periods until the end of the vesting period falling due on December 31, 2009.

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
December 31, 2005                                                            124

I - Total granted options

====================================================================================================================================
                                                         EXERCISE
       GRANTING                                            PRICE                                  OPTIONS
-----------------------     VESTING       EXERCISE       RESTATED      -------------------------------------------------------------
NB            DATE        PERIOD UNTIL   PERIOD UNTIL      (R$1)          GRANTED        EXERCISED       CANCELLED     NOT EXERCISED
------------------------------------------------------------------------------------------------------------------------------------
     CLOSED SERIES                                                        21,095,000      20,735,000         360,000               -
------------------------------------------------------------------------------------------------------------------------------------
5th            02/22/99       12/31/03       12/31/06          13.55       4,641,000       4,552,000          34,000          55,000
5th            05/02/05       12/31/03       12/31/06          13.55           9,680               -               -           9,680
6th            02/14/00       12/31/04       12/31/07          20.69       5,332,000       5,044,000         254,000          34,000
6th            10/16/01       12/31/04       12/31/07          20.69          50,000          45,000               -           5,000
6th            05/02/05       12/31/04       12/31/07          20.69          12,390               -               -          12,390
7th            02/19/01       12/31/05       12/31/08          26.68         220,000          30,000               -         190,000
7th            02/19/01       12/31/05       12/31/08          26.81       5,100,000         518,000         216,000       4,366,000
7th            10/16/01       12/31/05       12/31/08          26.68          50,000               -               -          50,000
7th            03/10/03       12/31/05       12/31/08          26.81          60,000               -               -          60,000
7th            01/07/04       12/31/05       12/31/08          26.81          62,500               -               -          62,500
7th            02/16/04       12/31/05       12/31/08          26.81          70,000               -               -          70,000
7th            05/02/05       12/31/05       12/31/08          26.81          14,900               -               -          14,900
8th            03/04/02       12/31/06       12/31/09          25.41          90,000               -               -          90,000
8th            03/04/02       12/31/06       12/31/09          25.57       5,341,500         578,500         234,500       4,528,500
8th            01/07/04       12/31/06       12/31/09          25.57          62,500               -               -          62,500
8th            05/02/05       12/31/06       12/31/09          25.57          14,060               -               -          14,060
9th            03/10/03       12/31/07       12/31/10          17.33         135,000          30,000               -         105,000
9th            03/10/03       12/31/07       12/31/10          17.31       5,339,000         693,000         178,000       4,468,000
9th            01/07/04       12/31/07       12/31/10          17.31          62,500               -               -          62,500
9th            05/02/05       12/31/07       12/31/10          17.31          11,270               -               -          11,270
9th            08/01/05       12/31/07       12/31/10          17.31          10,000               -               -          10,000
10th           02/16/04       12/31/08       12/31/11          26.17       5,046,950         116,000         193,300       4,737,650
10th           08/01/05       12/31/08       12/31/11          26.17          10,000               -               -          10,000
11th           02/21/05       12/31/09       12/31/12          36.83       4,016,200               -          54,300       3,961,900
11th           08/01/05       12/31/09       12/31/12          36.83          10,000               -               -          10,000
                                                        ----------------------------------------------------------------------------
                                                        Total             56,866,450      32,341,500       1,524,100      23,000,850
====================================================================================================================================

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
December 31, 2005                                                            125

II - Changes in stock options

     ===================================================
                                NUMBER       PRICE (*)
     ---------------------------------------------------
     Balance at 12/31/2004     24,622,650          22.80
     Options:
     o Granted                  4,108,500
     o Cancelled                 (135,800)
     o Exercised               (5,594,500)
     Balance at 12/31/2005     23,000,850          26.18
     ===================================================

     (*) Weighted average exercise price.

III - Exercised options in the period (R$1)

     ========================================================================
     GRANTING     NUMBER OF SHARES    EXERCISE PRICE (*)    MARKET VALUE (*)
     ------------------------------------------------------------------------
     4th                    250,000                   11                48.47
     5th                    130,000                   13                48.40
     6th                  4,200,500                   21                45.49
     7th                    340,000                   27                45.64
     8th                    360,000                   26                46.44
     9th                    198,000                   17                45.20
     10th                   116,000                   26                47.04
     ------------------------------------------------------------------------
     Total:               5,594,500                   21                45.79
     ========================================================================

     (*) Weighted average value.

IV - Effect of the option exercise

     ==========================================================================
     Amount received from the sale of shares - exercised options        115,690
     (-) Cost of treasury shares sold                                  (131,513)
     Effect on sale (*)                                                 (15,823)
     ==========================================================================

     (*) Recorded on revenue reserves.

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
December 31, 2005                                                            126

NOTE 17 - RELATED PARTIES

Transactions between related parties are carried out at amounts, terms and rates in accordance with normal market practices in force in the period, as well as under reciprocal conditions.

Transactions between companies included in consolidation were eliminated from the consolidated financial statements and take into consideration the lack of risk.

The unconsolidated related parties are the following:

o The parent company ITAUSA, its controlling companies and non-financial subsidiaries, especially Itautec Philco S.A., Duratex S.A., Elekeiroz S.A. and Itausa Empreendimentos S.A.;

o Fundacao Itaubanco, FUNBEP - Multi-sponsored Pension Fund and Employees' Social Security Savings of BEG (PREBEG), closed private pension entities, that administer supplementary retirement plans sponsored by ITAU HOLDING and/or its subsidiaries, as described in Note 19a; and

o Fundacao Itau Social and Instituto Itau Cultural, entities sponsored by ITAU HOLDING and subsidiaries to act in their respective areas of interest, as described in Note 21f and Note 21g.

The transactions with these related parties are not significant in the overall context of ITAU HOLDING CONSOLIDATED operations, and besides those already mentioned above, are basically characterized by:

o Bank transactions under normal operations, in unrestricted compliance with the limits imposed by the Brazilian Central Bank (BACEN), such as movement of current accounts, investments in and redemption of securities and the provision for custody/management services.

o Purchase, lease, maintenance and technical assistance of IT equipment from Itautec Philco S.A. and subsidiaries.

o    Rental of real estates from ITAUSA, Fundacao Itaubanco, FUNBEP and PREBEG.

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
December 31, 2005                                                            127

NOTE 18 - MARKET VALUE

The financial statements are prepared in accordance with accounting principles which assume the normal continuity of the operations of ITAU HOLDING and its subsidiaries.

The book value of each financial instrument, whether included or not in the balance sheet, when compared to the value that might be obtained in an active market, or in the absence of such market, using the net present value of future cash flows adjusted based on the current market interest, are approximately equal to the market value, or do not have a market quotation available, except for the instruments in the table below:

========================================================================================================================
                                                                       BOOK VALUE                      MARKET
                                                               ---------------------------   ---------------------------
                                                                12/31/2005     12/31/2004     12/31/2005     12/31/2004
---------------------------------------------------------------------------   ------------   ------------   ------------
Interbank deposits                                                9,776,737      8,724,675      9,803,641      8,738,622
Securities and derivatives                                       33,128,322     29,175,585     33,128,322     29,175,585
Securities unrealized result
    Additional provision (exceeding minimum required)
    Adjustment of securities available for sale
    Adjustment of securities held to maturity
Loan, leasing and other credit operations                        56,528,393     44,353,511     56,681,637     44,601,292
Investment in BPI                                                   483,933        659,127      1,307,463      1,319,396
Time and interbank deposits and funds from acceptance
 and issuance of securities and local and foreign borrowings     27,860,046     21,098,326     27,859,459     21,139,385
Securitization of foreign payment orders                          1,285,335      1,903,027      1,288,389      1,810,286
Subordinated debts                                                4,584,421      4,765,340      4,641,785      4,730,392
Treasury shares                                                   1,296,027        475,253      1,588,099        920,310
Total unrealized
========================================================================================================================

========================================================================================================================
                                                                              UNREALIZED INCOME (LOSS) (*)
                                                               ---------------------------------------------------------
                                                                         RESULT                  STOCKHOLDERS' EQUITY
                                                               ---------------------------   ---------------------------
                                                                12/31/2005     12/31/2004     12/31/2005     12/31/2004
---------------------------------------------------------------------------   ------------   ------------   ------------
Interbank deposits                                                   26,904         13,947         26,904         13,947
Securities and derivatives
Securities unrealized result                                        990,079      1,362,818        538,263        620,285
                                                               ------------   ------------   ------------   ------------
    Additional provision (exceeding minimum required)               370,000        400,000        370,000        400,000
    Adjustment of securities available for sale                     434,561        733,314              -              -
    Adjustment of securities held to maturity                       185,518        229,504        168,263        220,285
Loan, leasing and other credit operations                           153,244        247,781        153,244        247,781
Investment in BPI                                                   823,530        660,269        823,530        660,269
Time and interbank deposits and funds from acceptance
 and issuance of securities and local and foreign borrowings            587        (41,059)           587        (41,059)
Securitization of foreign payment orders                             (3,054)        92,741         (3,054)        92,741
Subordinated debts                                                  (57,364)        34,948        (57,364)        34,948
Treasury shares                                                           -              -        292,072        445,057
Total unrealized                                                  1,933,926      2,371,445      1,774,182      2,073,969
========================================================================================================================

(*) It does not consider corresponding tax effects. Includes unrealized minority interest gain amounting to R$ 351,647 (R$ 298,926 at 12/31/2004) on income and R$ 337,984 (R$ 270,980 at 12/31/2004) on stockholders' equity.

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
December 31, 2005                                                            128

To obtain the market values for these financial instruments, the following criteria were adopted:

o Interbank deposits were determined based on their nominal values, monetarily restated to maturity dates and discounted to present value using future market interest rates and swap market rates for fixed-rate securities and using market interest rates for fixed-rate securities published in the Gazeta Mercantil newspaper on January 2, 2006 for floating-rate securities.

o Securities and derivative financial instruments, according to the rules established by Circular 3068 and Circular 3082 of November 8, 2001 and January 30, 2002, respectively, issued by the Brazilian Central Bank (BACEN), are recorded at their market value, except for those classified as Held to Maturity. Government Securities allocated in this category have their market value calculated based on the rates obtained in the market, and validated through the comparison with information provided by the National Association of Open Market Institutions (ANDIMA). Private securities included in this category have their market value calculated using a criterion similar to the one adopted for Investments in Interbank Deposits, as described above.

o Loans with maturity over 90 days, when available, were calculated based on their net present value of future cash flows discounted at market interest rates effective on the balance sheet date, taking into account the effects of hedges as well (swap contracts).

o Investments in foreign affiliated companies (BPI) are determined based on stock market quotations, book value per share and auction quotations.

o Time and interbank deposits and funds from acceptances and issuance of securities, when available, were calculated based on their present value determined by future cash flows discounted at future market interest rates, swap market rates for fixed-rate securities, and for floating-rate securities, market interest rates for fixed-rate securities published in the Gazeta Mercantil on January 2, 2006. The effects of hedges (swap contracts) are also taken into account.

o Securitization of foreign payment orders, based on the net present value of the future cash flows estimated as from the interest curves of the indexation market places, net of the interest rates practiced in the market on the balance sheet date, considering the credit risk of the issuer, calculated based on the market price of other securities issued by the same.

o Subordinated debts, based on the net present value of future fixed or floating cash flows in foreign currency, net of the interest rates practiced in the market on the balance sheet date and considering the credit risk of the issuer. The floating cash flows are estimated as from the interest curves of the indexation market places.

o Treasury shares are valued according to the average quotation available on the last trading day of the month or, if this is not available, according to the most recent quotation on prior trading days, published in the daily bulletin of each Stock Exchange.

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
December 31, 2005                                                            129

NOTE 19 - BENEFITS TO EMPLOYEES

Under the terms of CVM Deliberation 371, dated December 13, 2000, we present the policies adopted by ITAU HOLDING and its subsidiaries regarding benefits to employees, as well as the accounting procedures adopted:

a)   SUPPLEMENTARY RETIREMENT BENEFITS:

     ITAU HOLDING and its subsidiaries sponsor supplementary retirement plans managed by the closed private pension entities Fundacao Itaubanco, FUNBEP - Multi-sponsored Pension Fund and Employees' Social Security Savings of BEG (PREBEG). The main purpose of these entities is to grant life annuity benefits (FUNBEP, PREBEG and the plan of Fundacao Bemge de Seguridade Social (FASBEMGE), which also grant death benefits) in order to supplement the retirement paid by the Social Security. All of these plans are closed to new participants.

     As regards the new employees hired as from August 1, 2002, they have the option to participate in a defined contribution plan (PGBL) managed by Itau Vida e Previdencia S.A.

     During the year, the contributions paid totaled R$ 28,798 (R$ 25,912 from January 1 to December 31, 2004). The contribution rate increases based on the beneficiary's salary.

b)   POST-EMPLOYMENT BENEFITS:

     ITAU HOLDING subsidiaries do not sponsor other post-employment benefits, except in those cases arising from maintenance obligations according to the acquisition agreements signed by ITAU, under the terms and conditions established, in which health plans are totally or partially sponsored for retired workers and beneficiaries. During the year, the contributions made totaled R$ 8,952 (R$ 16,766 from January 1 to December 31, 2004). The contribution rate increases based on the beneficiary's age.

c)   NET AMOUNT OF ASSETS AND ACTUARIAL LIABILITIES OF THE BENEFIT PLANS:

     The assets and actuarial liabilities calculated in conformity with the criteria established by CVM Deliberation 371/2000 are summarized below.

     =====================================================
                                12/31/2005     12/31/2004
     --------------------------------------   ------------
     Net assets of the plans      9,178,748      8,264,190
     Actuarial liabilities       (8,035,973)    (6,967,475)
                               ------------   ------------
     Surplus (*)                  1,142,775      1,296,715
     =====================================================

     (*) According to paragraph 49.g of the attachment to the CVM Resolution 371/00, the net surplus was not recognized.

     In addition to the reserves recorded by the plans, the sponsors have provisions in the amount of R$ 26,850 (R$ 27,089 at December 31, 2004) (Note 12c) to cover insufficient actuarial reserves.

d)   CHANGES IN NET ASSETS AND ACTUARIAL LIABILITIES, AND SURPLUS

===============================================================================================================================
                                                    01/01 TO 12/31/2005                          01/01 TO 12/31/2004
                                        ------------------------------------------   ------------------------------------------
                                                        Actuarial                                    Actuarial
Description                                Assets      Liabilities      Surplus         Assets      Liabilities      Surplus
-------------------------------------------------------------------------------------------------------------------------------
Present value - beginning of the year      8,264,190     (6,967,475)     1,296,715      6,925,160     (5,731,144)     1,194,016
Adjustments in the period (1)                                                    -              -        (19,885)       (19,885)
Expected return from assets/ Cost of
 current service + interest                1,003,683       (869,296)       134,387        840,384       (754,281)        86,103
Benefits paid                               (373,411)       373,411              -       (338,864)       338,864              -
Contributions sponsors/participants           63,185              -         63,185         68,804              -         68,804
Gains/(losses) in the period (2)(3)          221,101       (572,613)      (351,512)       768,706       (801,029)       (32,323)
Present value - end of the year            9,178,748      8,035,973      1,142,775      8,264,190     (6,967,475)     1,296,715
===============================================================================================================================

(1) Adjustments arising from the review of the scope of assumed commitments and related effects on actuarial computations.

(2) The gains in assets correspond to the earnings obtained above the expected return rate of assets assumptions.

(3) The losses/gains on actuarial liabilities resulted from the differences between the actuarial assumptions and what effectively happened, highlighting in 2004 the rules of the Deferred Proportional Benefit and Portability Facilities, except for FUNBEP and PREBEG which already had these provisions.

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
December 31, 2005                                                            130

e)   MAIN ASSUMPTIONS USED IN ACTUARIAL ASSESSMENT:

     =================================================================
     Discount rate                                 10.24 % p.a.
     Return rate expected for the assets           12.32 % p.a.
     Mortality table                                  GAM-83
     Turnover (1)                               Exp.Itau 1999/2001
     Future salary growth                          7.12 % p.a.
     Growth of the pension fund and social
      security benefits                            4.00 % p.a.
     Inflation                                     4.00 % p.a.
     Actuarial method                        Projected Unit Credit (2)
     =================================================================

(1) The turnover assumption is based on the effective participants of ITAU HOLDING, resulting in an average of 2.0% p.a. based on experience 1999/2001.

(2) Using the Projected Unit Credit method, the mathematical reserve is determined by the current projected benefit amount multiplied by the ratio between the time of service in the company at the assessment date and the time of service that will be reached at the date when the benefit is granted. The cost is determined taking into account the current projected benefit amount distributed over the years that each participant is employed.

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
December 31, 2005                                                            131

NOTE 20 - TERMINATION OF THE STRATEGIC ALLIANCE WITH AMERICA ONLINE LATIN AMERICA INC.

ITAU HOLDING, through its subsidiaries, holds 35,937,840 class A common shares of America Online Latin America Inc. (AOLA) capital, related to the strategic alliance entered into with that company on June 12, 2000, a joint venture established by America Online Inc. and by the Cisneros group for providing interactive services in Latin America. The agreement, includes the services contracted by America Online Brasil Ltda. (AOLB), subsidiary of AOLA, of interactive and marketing services by ITAU HOLDING, considering the final contractual term at March 24, 2006.

The original acquisition of shares did not result from any monetary disbursements, since, at the time of the subscription, an advance of the same amount was received in respect of a service agreement.

On June 24, 2005, AOLA management filed a document with the Securities and Exchange Commission (SEC) submitting a petition for voluntary bankruptcy, due to the non-existence of funds available or sources of funds to maintain the economic and financial equilbrium of the company, and informing that it believes that its common shares do not have nor will they have any value. In view of such disclosed information, the investment value was fully recorded as permanent loss, which resulted in expenses for the period amounting to R$ 37,026.

On December 29, 2005, the parties entered into an agreement for terminating the alliance, which provided for the mutual release from all liabilities arising from such strategic alliance and related amendments. Accordingly, an amount of R$ 119,933 was recorded in other operating income (Note 12g) related to funds received from agreement for rendering services.

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
December 31, 2005                                                            132

NOTE 21 - ADDITIONAL INFORMATION

a) Investment funds and managed portfolios - ITAU HOLDING, through its subsidiary companies, manages the following types of investments funds: privatization, fixed income, shares, open portfolio shares, investment clubs, its customers' and Group portfolios, domestic and foreign, classified in off-balance sheet accounts, distributed, as follows:

===========================================================================================================
                               AMOUNT                     AMOUNT (*)                    NUMBER OF FUNDS
                    ---------------------------   ---------------------------   ---------------------------
                     12/31/2005     12/31/2004     12/31/2005     12/31/2004     12/31/2005     12/31/2004
--------------------------------   ------------   ------------   ------------   ------------   ------------
Investment funds     112,572,866     91,433,484    112,572,866     91,433,484            703            687
Fixed income         107,253,163     86,952,216    107,253,163     86,952,216            622            614
Shares                 5,319,703      4,481,268      5,319,703      4,481,268             81             73
Managed portfolio     36,185,459     32,059,358      7,713,994      8,319,910          4,116          4,515
Customers             20,256,554     16,601,848      4,368,596      4,206,394          4,066          4,466
Itau Group            15,928,905     15,457,510      3,345,398      4,113,516             50             49
TOTAL                148,758,325    123,492,842    120,286,860     99,753,393          4,819          5,202
===========================================================================================================

(*) It refers to the distribution after elimination of double-counting of managed funds in investment funds.

b)   FUNDS FROM CONSORTIUM

==============================================================================================
                                                                    12/31/2005     12/31/2004
-------------------------------------------------------------------------------   ------------
   Monthly estimate of installments receivable from participants         36,538         31,279
   Group liabilities by installments                                  1,400,087      1,387,096
   Participants - assets to be delivered                              1,244,422      1,276,669
   Funds available for participants                                     172,593        141,984
-------------------------------------------------------------------------------   ------------
(In units)
   Number of managed groups                                                 971            995
   Number of current participants                                       129,435        140,124
   Number of assets to be delivered to participants                      55,918         74,331
==============================================================================================

c) Insurance Policy - ITAU HOLDING and its subsidiaries, despite the low risk exposure due to a non-physical concentration of their assets, have the policy to guarantee its securities and assets at amounts considered sufficient to cover possible claims.

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
December 31, 2005                                                            133

d)   FOREIGN CURRENCIES

     The balances in reais linked to foreign currency were:

===================================================================================
                                                         12/31/2005     12/31/2004
-----------------------------------------------------------------------------------
Permanent foreign investments                              6,517,653      6,908,617
Net amount of other assets and liabilities indexed to
 foreign currency, including derivatives                  (9,658,659)    (8,453,480)
Net foreign exchange position (*)                         (3,141,006)    (1,544,863)
===================================================================================

(*) Not considering the participation of the other shareholders in Banco Itau Europa S.A., the net foreign exchange position would be R$ (3,755,421), (R$(2,314,684) at 12/31/2004).

     The foreign exchange position, if considering the tax effects on net balance of the other assets and liabilities indexed to foreign currency, reflects the low exposure to exchange variations.

e)   RESTRICTED OPERATIONS ON ASSETS

     We present below information related to the restricted operations on assets, carried out as prescribed by BACEN Resolution 2921/02.

=============================================================================================================================
                                                                                                                   01/01 TO
                                                                                                   12/31/2005     12/31/2005
                                                                                                  ------------   -----------
                                                                                                                    INCOME
                                                   0 - 30     31 - 180    181 - 365    OVER 365      TOTAL        (EXPENSES)
--------------------------------------------------------------------------------------------------------------   ------------
Restricted operations on assets
   Credit operations                                  2,119       5,305     193,547     282,413        483,384        (15,049)
--------------------------------------------------------------------------------------------------------------   ------------
Liabilities for restricted operations on assets
   Liabilities for securities issued overseas         2,059       5,169     193,547     283,000        483,775         15,869
--------------------------------------------------------------------------------------------------------------   ------------
Net result of restricted operations                                                                                       820
=============================================================================================================================

     At December 31, 2005, there were no overdue transactions.

f) Fundacao Itau Social - ITAU HOLDING and its subsidiaries are the main sponsors of Fundacao Itau Social, the objectives of which are: 1) managing "Itau Social Program" which aims at coordinating the organization's role in projects of interest for the community by supporting or developing social, scientific and cultural projects, mainly in the elementary education and health areas; 2) supporting projects or initiatives in progress, supported or sponsored by entities qualified to work in the "Itau Social Program" and
     3) providing food and other similar benefits to the employees of ITAU HOLDING and other companies of the group.

     Donations made by the consolidated companies totaled R$ 2,255 in the period, and the Foundation's social investment fund totaled R$ 359,458 at December 31, 2005. Income arising from it is destined for the Foundation's social purposes.

g) Instituto Itau Cultural - IIC - ITAU HOLDING and its subsidiaries are supporters of Instituto Itau Cultural - IIC, an entity formed to grant incentives, promote and preserve Brazil's cultural heritage. During the period, the consolidated companies donated to IIC the amount of R$ 24,600 (R$ 23,600 from January 1 to December 31, 2004).

h) Profit Sharing - Employees - Law 10101 of December 19, 2000 - Based on the terms approved by the collective agreement, the profit sharing was as follows:

     =======================================================
                                   01/01 TO       01/01 TO
                                  12/31/2005     12/31/2004
     -------------------------------------------------------
     Profit sharing                   545,078        430,858
     Tax effects                     (183,352)      (146,841)
     Profit sharing, net              361,726        284,017
     =======================================================

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
December 31, 2005                                                            134

NOTE 22 - INFORMATION ON FOREIGN SUBSIDIARIES

===================================================================================================================================
                                                                                                           BANCO ITAU EUROPA S.A.
                                                FOREIGN BRANCHES (1)       BANCO ITAU BUEN AYRE S.A.          CONSOLIDATED (2)
                                            ---------------------------   ---------------------------   ---------------------------
                                             12/31/2005     12/31/2004     12/31/2005     12/31/2004     12/31/2005     12/31/2004
--------------------------------------------------------   ------------   ------------   ------------   ------------   ------------
ASSETS
------
CURRENT AND LONG-TERM RECEIVABLES
Cash and cash equivalents                         71,787         51,969         45,571         41,070         40,075        121,802
Short-term interbank deposits                  3,523,836      2,733,396         11,570              -      3,639,456      3,962,142
Securities                                     2,872,555      2,626,194        222,892        196,999      1,922,707      2,079,582
Loan, leasing and other credit operations      1,074,901      1,113,300        729,981        750,533      1,946,427      1,984,284
Prepaid expenses                                  23,140         36,302          1,425          2,047          7,879          5,759
Other assets                                     171,824        473,951        217,452        390,841        129,374        145,293

PERMANENT ASSETS
    Investments                                  589,941        599,276          6,907          2,967        410,234        590,653
    Fixed assets                                   3,514          6,113         34,395         50,825          9,219          9,964
    Deferred charges                               5,046          7,008            675         26,761          7,983          6,322

Total                                          8,336,544      7,647,509      1,270,868      1,462,043      8,113,354      8,905,801
-----
--------------------------------------------------------   ------------   ------------   ------------   ------------   ------------
LIABILITIES
-----------
CURRENT AND LONG-TERM LIABILITIES
Deposits                                       2,602,673        917,557      1,005,816      1,086,458      3,749,760      4,395,930
    Demand deposits                              461,414         25,395        369,191        429,253        370,303        444,881
    Savings accounts                                   -              -        266,667        244,636              -              -
    Interbank deposits                           129,258        292,293         38,734        100,469         29,727        189,447
    Time deposits                              2,012,001        599,869        331,224        312,100      3,349,730      3,761,602
Deposits received under securities
 repurchase agreements                           495,972         80,221              -              -        298,888        552,725
Funds from acceptance and issuance
 of securities                                   734,156        635,340              -              -      1,863,319      1,804,975
Borrowings                                       107,062        632,596              -         28,799        902,485        515,470
Derivative financial instruments                 151,617         43,587              -              -         56,097         31,731
Other liabilities                              2,323,334      3,249,252         34,069         93,605        140,614        167,436

Deferred income                                    5,960          8,115              -              -          4,545          1,760

Minority interest in subsidiaries                      -              -              -              -            127            122

Stockholders' equity
    Capital and reserves                       1,925,513      1,936,401        218,854        246,770        983,073      1,369,797
    Income for the period                         (9,743)       144,440         12,129          6,411        114,446         65,855

Total                                          8,336,544      7,647,509      1,270,868      1,462,043      8,113,354      8,905,801
-----
===================================================================================================================================

===================================================================================================================================
                                                                                                            BANCO ITAU-BBA S.A.
                                                   ITAU BANK, LTD.              NON-FINANCIAL (3)            SUBSIDIARIES (4)
                                            ---------------------------   ---------------------------   ---------------------------
                                             12/31/2005     12/31/2004     12/31/2005     12/31/2004     12/31/2005     12/31/2004
--------------------------------------------------------   ------------   ------------   ------------   ------------   ------------
ASSETS
------
CURRENT AND LONG-TERM RECEIVABLES
Cash and cash equivalents                         48,010         42,737         40,848         47,701         55,749         32,865
Short-term interbank deposits                  2,052,429      1,067,647        467,896         37,540      3,229,916      1,623,763
Securities                                     1,094,507      1,565,529         57,001         37,869      6,256,189      4,607,018
Loan, leasing and other credit operations          4,413         89,055              -              -      2,066,253      2,652,255
Prepaid expenses                                      39            109             16             40          7,946         10,101
Other assets                                     241,131         31,677        132,238        636,324        419,235         85,071

PERMANENT ASSETS
    Investments                                        3          1,483      2,668,918      3,209,778         29,062         28,013
    Fixed assets                                       -             52            793          1,124            166            189
    Deferred charges                                   -              4          2,099            249             16             19

Total                                          3,440,532      2,798,293      3,369,809      3,970,625     12,064,532      9,039,294
-----
--------------------------------------------------------   ------------   ------------   ------------   ------------   ------------
LIABILITIES
-----------
CURRENT AND LONG-TERM LIABILITIES
Deposits                                         889,256        264,868              2             12      4,216,150      2,447,570
    Demand deposits                               48,983         87,291              -              -         49,347         48,173
    Savings accounts                                   -              -              -              -              -              -
    Interbank deposits                           829,882         66,889              -              -              -              -
    Time deposits                                 10,391        110,688              2             12      4,166,803      2,399,397
Deposits received under securities
 repurchase agreements                            79,160         26,887              -              -      1,118,731              -
Funds from acceptance and issuance
 of securities                                    76,110              -              -              -        183,906        552,929
Borrowings                                         5,502              9          2,108         36,833      2,951,722      3,496,003
Derivative financial instruments                  46,222          4,101              -              -      1,212,654        409,864
Other liabilities                              1,014,311      1,065,220         62,004         78,591        430,040        365,822

Deferred income                                        8            190            383            486          2,817          3,119

Minority interest in subsidiaries                      -              -            187            362              -              -

Stockholders' equity
    Capital and reserves                       1,265,565      1,310,267      3,114,821      3,560,879      1,770,798      1,647,166
    Income for the period                         64,398        126,751        190,304        293,462        177,714        116,821

Total                                          3,440,532      2,798,293      3,369,809      3,970,625     12,064,532      9,039,294
-----
===================================================================================================================================

=======================================================================
                                             Foreign Consolidated (5)
                                            ---------------------------
                                             12/31/2005     12/31/2004
--------------------------------------------------------   ------------
ASSETS
------
CURRENT AND LONG-TERM RECEIVABLES

Cash and cash equivalents                        277,099        296,534
Short-term interbank deposits                  7,293,037      6,464,764
Securities                                    11,862,793     10,735,547
Loan, leasing and other credit operations      5,821,843      6,542,192
Prepaid expenses                                  40,601         54,461
Other assets                                   1,301,743      1,741,386

PERMANENT ASSETS
      Investments                                491,000        665,745
      Fixed assets                                48,400         68,730
      Deferred charges                            16,020         40,666

Total                                         27,152,536     26,610,025
-----
--------------------------------------------------------   ------------
LIABILITIES
-----------
CURRENT AND LONG-TERM LIABILITIES
Deposits                                       6,747,013      6,292,556
      Demand deposits                            868,855        929,561
      Savings accounts                           266,667        244,636
      Interbank deposits                         326,994        389,132
      Time deposits                            5,284,497      4,729,227
Deposits received under securities
 repurchase agreements                         1,775,201        413,712
Funds from acceptance and issuance
 of securities                                 2,778,619      2,856,141
Borrowings                                     3,898,216      4,582,731
Derivative financial instruments               1,365,764        470,842
Other liabilities                              3,933,028      4,944,877

Deferred income                                   13,714         13,671

Minority interest in subsidiaries                123,327        126,879

Stockholders' equity
      Capital and reserves                     6,070,707      6,420,050
      Income for the period                      446,947        488,566

Total                                         27,152,536     26,610,025
-----
=======================================================================

(1) Banco Itau S.A. - Branches, Grand Cayman, New York, Tokyo and, only on 12/31/2005, Banco Itau Holding Financeira S.A. - Branch Grand Cayman.

(2) Banco Itau Europa, S.A., BIE - Bank & Trust, Ltd., Banco Itau Europa Luxembourg S.A., Banco Itau Europa Fund Management Company, S.A., BIEL Fund Management Company S.A. and, only on 12/31/2005, BIE Cayman, Ltd.

(3) Afinco Americas Madeira, SGPS, Soc. Unipessoal Lda., BFB Overseas N.V., BFB Overseas Cayman, Ltd., Externalizacion Global S.A.(only on 31/12/2004), Itau Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversion (current name of Del Buen Ayre), eira, SGPS, Soc. Un Lda., Itausa Portugal
     - SGPS, S.A., Itau Leasing de Chile Ltda., Zux Cayman Company Ltd., Zux SGPS, Lda, BIEL Holdings AG, IPI - Itausa Portugal Investimentos, SGPS Lda., Itau Europa Luxembourg Advisory Holding Company S.A.,Itausa Europa - Investimentos, S SGPS, S.A., Itau Leasi ITB Holding Ltd., Topaz Holding Ltd., Itau USA Inc, Jasper International Investiment LLC, Itauinv - Itau International Investment LLC, ITrust Servicios Financeiros S.A., Albarus S.A., I.F.E. Banco Bemge (Uruguay) S.A. (company taken over in August
     2005), td., Itau USA Inc, Jasper Interna Holding Ltd., Garnet Corporation, Zircon Corporation, Spinel Corporation, Tanzanite Corporation and, only on 12/31/2005, Itau Sociedad de Bolsa S.A.

(4) Peroba Ltd. (current name of BBA-Creditanstalt Bank Ltd.), Banco Itau-BBA S.A. - Nassau Branch, Banco Itau-BBA S.A. - Sucursal Uruguai, Mundostar S.A., Karen International Ltd., Nevada Woods S.A., AKBAR - Marketing e Servicos, Lda and, only on 12/31/2004e of BBA-Creditanstalt B Representaciones S.A. e BBA Icatu Securities, INC.

(5) Information on foreign consolidated presents net balances of eliminations from consolidation.

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
December 31, 2005                                                            135

NOTE 23 - STATEMENT OF CASH FLOWS

We present below the Statement of Cash Flows prepared by the Indirect Method

a)   ITAU HOLDING CONSOLIDATED

=============================================================================================================================
                                                                                                    01/01 TO       01/01 TO
                                                                                                   12/31/2005     12/31/2004
--------------------------------------------------------------------------------------------------------------   ------------
   Adjusted net income                                                                              12,387,218     11,302,469
    Net income                                                                                       5,251,334      3,775,616
    Adjusted net income:                                                                             7,135,884      7,526,853
      Adjustment to market value of securities and derivative financial instruments
       (assets/liabilities)                                                                           (253,297)        62,157
      Allowance for loan losses                                                                      3,716,278      1,581,638
      Adjustment to the allowance and contingent liabilities                                          (185,416)        95,740
      Results from operations with subordinated debts                                                  208,174        302,519
      Results from securization of foreign payment orders                                             (159,871)      (112,713)
      Change in technical provision for insurance, pension plan and capitalization                   2,693,584      2,957,405
      Depreciation and amortization                                                                    612,756        603,958
      Extraordinary result in subsidiaries and associated companies                                    235,245      1,412,018
      Deferred taxes                                                                                   348,247        626,583
      (Income) Loss on sales of assets and investments                                                  17,908         36,147
      Equity in results of subsidiary companies                                                        (14,203)       (78,965)
      Exchange variation on permanent and non-operating assets                                         (26,816)        12,992
      Provision for losses                                                                             (12,123)       (24,163)
      Minority interest result                                                                         (44,582)        51,537
   Change in assets and liabilities                                                                (23,534,440)   (10,850,232)
    (Increase) Decrease in short-term interbank deposits                                            (3,130,072)     1,510,704
    (Increase) Decrease in securities and derivative financial instruments (Assets/Liabilities)     (2,722,600)        21,319
    (Increase) Decrease in compulsory deposits with Brazilian Central Bank                          (2,738,121)    (2,413,658)
    (Increase) Decrease in interbank and intebranch accounts (Assets/Liabilities)                     (125,882)       302,346
    (Increase) Decrease in loan, capital leasing and other credit operations                       (15,891,160)   (10,439,525)
    (Increase) Decrease in loan, operating leasing operations                                          (18,067)             -
    (Increase) Decrease in other receivables and assets                                             (1,289,755)      (465,856)
    (Increase) Decrease in foreign exchange portfolio (Assets/Liabilities)                            (125,534)       (13,722)
    (Decrease) Increase in technical provisions for insurance, pension plan and capitalization         922,877        376,551
    (Decrease) Increase in other liabilities                                                         1,560,122        334,831
    (Decrease) Increase in deferred income                                                              23,752        (63,222)
OPERATING ACTIVITIES - Net cash provided by / (invested)                                           (11,147,222)       452,237

   Interest on own capital/Dividends received                                                           45,154         57,755
   Sale of non-operating assets                                                                        174,841        129,218
   Sale of investments                                                                                  22,869          8,811
   Sale of fixed assets for use                                                                         29,520         34,304
   Decrease in deferred charges                                                                              -          5,595
   Purchase of non-operating assets                                                                   (189,072)       (95,335)
   Purchase of investments                                                                             (27,191)       (37,955)
   Goodwill in the acquisition of investments                                                         (200,000)    (1,398,917)
   Purchase of fixed assets for use                                                                   (433,418)      (485,101)
   Deferred charges                                                                                   (134,346)       (93,929)
   Change in participation of minority interest                                                         37,824         52,016
INVESTMENT ACTIVITIES - Net cash provided by / (invested)                                             (673,819)    (1,823,538)

   Increase (Decrease) in deposits                                                                   8,489,905      5,332,150
   Increase (Decrease) in deposits received under securities repurchase agreements                   5,932,232       (833,791)
   Increase (Decrease) in funds for issuance of securities                                           1,529,799       (327,664)
   Increase (Decrease) in borrowings and onlendings                                                 (1,361,694)    (2,450,200)
   Increase (Decrease) in credit cards operations                                                    1,628,682      1,151,717
   Increase (Decrease) in securitization of foreign payment orders                                    (457,821)        40,800
   Increase (Decrease) in subordinated debts                                                          (389,093)      (350,750)
   Stock options granted                                                                               115,690         72,663
   Purchase of treasury shares                                                                      (1,647,296)      (300,199)
   Interest on own capital paid                                                                     (1,865,253)    (1,189,931)
FINANCING ACTIVITIES - Net cash provided by / (invested)                                            11,975,151      1,144,795

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS, NET                                                  154,110       (226,506)
   At the beginning of the period                                                                    1,930,452      2,156,958
   At the end of the period                                                                          2,084,562      1,930,452
=============================================================================================================================

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
December 31, 2005                                                            136

b)   ITAU HOLDING

=============================================================================================================================
                                                                                                    01/01 TO       01/01 TO
                                                                                                   12/31/2005     12/31/2004
-----------------------------------------------------------------------------------------------------------------------------
   Adjusted net income                                                                                 (30,116)        (5,177)
    Net income                                                                                       5,321,473      4,834,945
    Adjusted net income:                                                                            (5,351,589)    (4,840,122)
       Deferred taxes                                                                                 (173,718)      (134,514)
       Equity in results of subsidiary companies                                                    (5,177,908)    (4,705,608)
       Depreciation and amortization                                                                        37              -

   Change in assets and liabilities                                                                    495,590        (64,154)
    (Increase) Decrease in short-term interbank deposits                                              (688,402)      (124,470)
    (Increase) Decrease in securities and derivative financial instruments (Assets/Liabilities)         14,384        (58,450)
    (Increase) Decrease in other credits and assets and other liabilities                            1,169,608        118,766

OPERATING ACTIVITIES - Net cash provided by / (invested)                                               465,474        (69,331)
   Interest on own capital/Dividends received                                                        2,978,134      2,091,580
   Purchase of investments                                                                             (46,206)      (452,408)
   Purchase of fixed assets for use / Deferred charges                                                    (307)             -

INVESTMENT ACTIVITIES - Net cash provided by / (invested)                                            2,931,621      1,639,172
   Increase (Decrease) in deposits                                                                           -       (152,342)
   Purchase of treasury shares                                                                      (1,647,296)      (300,199)
   Interest on own capital paid                                                                     (1,865,253)    (1,189,931)
   Stock options granted                                                                               115,690         72,663

FINANCING ACTIVITIES - Net cash provided by / (invested)                                            (3,396,859)    (1,569,809)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS, NET                                                      236             32
   At the beginning of the period                                                                           45             13
   At the end of the period                                                                                281             45
=============================================================================================================================

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
December 31, 2005                                                            137

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Stockholders
Banco Itau Holding Financeira S.A.

1 We have audited the accompanying balance sheets of Banco Itau Holding Financeira S.A. (Bank) and of Banco Itau Holding Financeira S.A. and its subsidiaries (Consolidated) as of December 31, 2005 and 2004. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements.

2 We conducted our audits in accordance with approved Brazilian auditing standards, which require that we perform the audit to obtain reasonable assurance about whether the financial statements are fairly presented in all material respects. Accordingly, our work included, among other procedures: (a) planning our audit taking into consideration the significance of balances, the volume of transactions and the accounting and internal control systems of the Bank and its subsidiaries, (b) examining, on a test basis, evidence and records supporting the amounts and disclosures in the financial statements, and (c) assessing the accounting practices used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

3 In our opinion, the financial statements audited by us present fairly, in all material respects, the financial position of Banco Itau Holding Financeira S.A. (Bank) and of Banco Itau Holding Financeira S.A. and its subsidiaries (Consolidated) at December 31, 2005 and 2004, and the results of operations, the changes in stockholders' equity and the changes in financial position for the years then ended and for the six-month period ended December 31, 2005 of the Bank, as well as the consolidated results of operations and of changes in financial position, for the years then ended, in accordance with accounting practices adopted in Brazil.

Sao Paulo, February 14, 2006

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5

Ricardo Baldin
Contador CRC 1SP110374/O-0

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
December 31, 2005                                                            138

                       BANCO ITAU HOLDING FINANCEIRA S.A.
CNPJ. 60.872.504/0001-23         Public Company               NIRE. 353000102030

                      SUMMARY OF THE AUDIT COMMITTEE REPORT
                      -------------------------------------

INTRODUCTION

According to its Charter (available on website http://www.itau.com.br - Investor Relations), the Committee is responsible for the quality and integrity of the financial statements of the Itau Financial Conglomerate, for the compliance with legal and regulatory requirements, for the activities, independence and quality of the services rendered by the independent auditors, the activities and the quality of work performed by the internal auditors, and the quality and effectiveness of the internal controls and risk management systems of the Conglomerate. The assessments made by the Committee are based on information received from management, external auditors, internal auditors, those responsible for risk management and internal controls, and on its own analysis based on direct observation.

Management is responsible for preparing the financial statements of Itau Holding and its subsidiaries and affiliated companies and for establishing the necessary procedures to ensure the quality of the processes that generate the information used to prepare the financial statements and the financial reports. Management is also responsible for risk control and monitoring and for the supervision of the corporate activities of internal controls.

PricewaterhouseCoopers Auditores Independentes is responsible for the auditing of the financial statements and for ensuring that they fairly represent, in all material aspects, the financial position of the Conglomerate and the results of its operations, in conformity with generally accepted accounting principles, Brazilian corporate law and the requirements of the Comissao de Valores Mobiliarios, Conselho Monetario Nacional, Banco Central do Brasil, Conselho Nacional de Seguros Privados, and Superintendencia de Seguros Privados.

Corporate Internal Audit focuses on issues which present the highest risk potential and on the assessment of internal controls and risk management systems, providing to the Committee a critical view from a corporate perspective.

Operational Internal Audits, organized into units at the individual companies of the Conglomerate, focus on the evaluation of the quality of processes, the monitoring of risks and prevention of frauds.

COMMITTEE ACTIVITIES

The Committee met three times in the second half of 2005 and once again in February 2006. The main purpose of the extraordinary meeting held in December 2005 was to assess Management's efforts to meet the requirements of Section 404 of the Sarbanes-Oxley Act ("SOX"). At its latest working session, the Committee analyzed the financial statements as of December 31, 2005 and approved the Audit Committee Report on the activities carried out in the second half of 2005, and this Summary.

The Financial Expert's efforts were focused on the coordination of the activities of the Internal Audit and on the monitoring of the implementation of the necessary adjustments to the internal controls over the financial reports. Also worthy of mention are her initiatives involving the Management and the external auditors aimed at increasing her knowledge of risks and relevant accounting aspects of the insurance, private pension plans, and capitalization operations.

INTERNAL CONTROLS AND MANAGEMENT RISKS SYSTEM

INTERNAL CONTROLS

In the second half of 2005, it was noted that the actions to implement the SOX requirements strengthened the internal controls and risk management culture at all levels of the Organization.

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
December 31, 2005                                                            139

In the Audit Committee's view, taking into consideration the Management's efforts, Itau Holding internal controls system is being continually streamlined. The actions already carried out as well as those in progress are appropriate to the size and complexity of the operations.

RISK MANAGEMENT SYSTEM

During the second half of 2005, the Committee evaluated the management of market and liquidity risks, the purpose being to assess the quality of the processes for generating reports used by Management to support its decisions. The Committee also received information on and discussed the projects in progress related to the control of risks on a consolidated basis, aiming at complying with the New Basel Accord requirements.

In the view of the Committee, the modeling and measures adopted to manage market and liquidity risks are, in general, well-structured and properly focused.

EXTERNAL AUDIT

The Committee has a regular channel of communication with the external auditors to extensively discuss the results of their work and relevant accounting aspects, thus enabling the Committee's members to form a well-based opinion as to the integrity of the financial statements and of the financial reports.

During the semester, special attention was given to the examination of the planning of the work of the integrated audit of the financial statements prepared in accordance with generally accepted accounting principles (USGAAP) and the internal controls related to their preparation (SOX). In addition, as part of the consistent procedures adopted for supervising the activities, independence and quality of the work of the external auditors, the Committee took notice of the quality control system implemented at PricewaterhouseCoopers Auditores Independentes.

Based on these examinations and on information provided by PricewaterhouseCoopers itself, the Committee did not identify any situations that could affect the objectivity and independence of the External Auditors.

INTERNAL AUDIT

As part of the recent restructuring of the Internal Audit, the Committee discussed and approved the contents of the internal policy on the structure, duties and procedures of the Internal Audit of the Itau Conglomerate, with the objective of strengthening its independence.

During the second half of the year, the Committee coordinated the strategic and tactical planning of the internal audits and also completed the annual assessment on the adopted methodology and its performance. Considering the stage of consolidation of the new internal audit structure, the Committee evaluates the coverage and quality of the work performed as positive. The results presented during the Committee's work sessions did not bring to its attention the existence of residual risks that could affect the soundness and the continuity of the Organization...

COMPLIANCE WITH THE LEGISLATION, REGULATORY REQUIREMENTS AND THE INTERNAL POLICIES AND PROCEDURES

During the last semester, the structure of Itau Holding's Legal Compliance area was implemented, the function of which is to perform independent assessments of the main legal risks as well as ensure the Organization's compliance with the legal rules for conducting business. After analyzing the strategies for implementing legal compliance policy and procedures, the Committee is of the opinion that the planned actions will contribute to enhance the management of legal risks in Itau Holding.

The work carried out by the Internal Audit and the reports prepared by the external audit did not mention deficiencies in the compliance with the legislation, regulatory requirements and internal policies and procedures that might pose risks to the continuity of Itau Holding.

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
December 31, 2005                                                            140

CONSOLIDATED FINANCIAL STATEMENTS

The Committee analyzed the processes for preparing individual and consolidated balance sheets, notes to the financial statements and financial reports published in conjunction with the consolidated financial statements, as well as discussed the subject with PricewaterhouseCoopers Auditores Independentes and executives from the Organization.

An evaluation was also made of the relevant accounting practices used by the Itau Financial Conglomerate in the preparation of its financial statements. The Committee verified that they are in conformity with generally accepted accounting principles, Brazilian corporate law and the requirements of the Comissao de Valores Mobiliarios, Conselho Monetario Nacional, Banco Central do Brasil, Conselho Nacional de Seguros Privados and Superintendencia de Seguros Privados.

RECOMMENDATIONS

Regular meetings were held with the President of Itau Holding. During those meetings the Committee had the opportunity to present its opinions and points of view concerning different aspects of its activities.

During the semester, the implementation of the recommendations made by the Committee and approved by Management, especially with respect to the compliance with the requirements of Section 404 of the Sarbanes-Oxley Act, was monitored by the Internal Audit.

CONCLUSION

This Committee, based on the activities undertaken since its inception and with due consideration to its responsibilities and to the natural limitations of the scope of its activities, recommends to the Board of Directors the approval of the audited financial statements of Banco Itau Holding Financeira S.A., as of December 31, 2005.

Sao Paulo, February 16, 2006

   THE AUDIT COMMITTEE

   Carlos da Camara Pestana - Chairman
   Alcides Lopes Tapias
   Tereza Cristina Grossi Togni - Financial Expert

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
December 31, 2005                                                            141

                       BANCO ITAU HOLDING FINANCEIRA S.A.
CNPJ. 60.872.504/0001-23                                        Companhia Aberta

                          OPINION OF THE FISCAL COUNCIL

The members of the Fiscal Council of BANCO ITAU HOLDING FINANCEIRA S.A., after examining the management's report and the financial statements for the year ended December 31, 2005, have verified the accuracy of all the elements thereof and are satisfied that they adequately reflect the assets and liabilities of the Company, its financial situation and the activities undertaken during this period, and recommend that they be approved by the Company's Board of Directors.

                        Sao Paulo-SP, February 20, 2006.

                        GUSTAVO JORGE LABOISSIERE LOYOLA
                                    Chairman

                            FERNANDO ALVES DE ALMEIDA

                               IRAN SIQUEIRA LIMA

Banco Itau Holding Financeira S.A. - Consolidated Financial Statements -
December 31, 2005                                                            142